Exhibit 99.1

Entrée/Oyu Tolgoi Joint Venture Project

Mongolia

NI 43-101 Technical Report

Prepared for:	Effective Date:
Entrée Resources Ltd.	15 January, 2018

Prepared by:
Mr Kirk Hanson, P.E.
Mr Greg Kulla, P.Geo.	Project Number:
Mr Peter Oshust, P.Geo.
Dr Ian Loomis, P.E.	197631
Mr Hank Wong, P.Eng.

IMPORTANT NOTICE

This report was prepared as National Instrument 43-101 Technical Report for Entrée Resources Ltd. (Entrée) by Amec Foster Wheeler Americas Ltd. (Amec Foster Wheeler). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in Amec Foster Wheeler’s services, based on i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Entrée subject to terms and conditions of its contract with Amec Foster Wheeler. Except for the purposed legislated under Canadian provincial and territorial securities law, any other uses of this report by any third party is at that party’s sole risk.

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Contents

1.0	SUMMARY			1-1
	1.1	Introduction		1-1
	1.2	Terms of Reference		1-3
	1.3	Project Setting		1-4
	1.4	Mineral Tenure, Royalties and Agreements		1-4
		1.4.1	Mineral Tenure	1-4
		1.4.2	Joint Venture Agreement	1-5
		1.4.3	Strategic Deposits	1-5
		1.4.4	Investment Agreement	1-5
		1.4.5	Royalty	1-6
	1.5	Geology and Mineralization		1-7
	1.6	History		1-8
	1.7	Drilling and Sampling		1-9
		1.7.1	Entrée/Oyu Tolgoi JV Property Drilling	1-9
		1.7.2	Entrée/Oyu Tolgoi JV Property Sampling	1-10
		1.7.3	Shivee West Property Drilling	1-11
		1.7.4	Shivee West Property Sampling	1-11
	1.8	Data Verification		1-11
	1.9	Metallurgical Testwork		1-12
	1.10	Mineral Resource Estimation		1-13
	1.11	Mineral Resource Statement		1-16
	1.12	Mineral Reserve Estimation		1-18
	1.13	Mineral Reserve Statement		1-19
	1.14	Mining Methods		1-20
	1.15	Recovery Methods		1-23
	1.16	Project Infrastructure		1-24
	1.17	Environmental, Permitting and Social Considerations		1-25
		1.17.1	Environmental Considerations	1-25
		1.17.2	Tailings Storage Facility	1-26
		1.17.3	Water Management	1-26
		1.17.4	Closure and Reclamation Planning	1-26
		1.17.5	Permitting Considerations	1-27
		1.17.6	Social Considerations	1-27
	1.18	Markets and Contracts		1-27
	1.19	Capital Cost Estimates		1-28
	1.20	Operating Cost Estimates		1-30
	1.21	Cautionary Statements		1-31
	1.22	Economic Analysis		1-32
	1.23	Sensitivity Analysis		1-34
	1.24	Preliminary Economic Assessment		1-36
		1.24.1	Introduction	1-36
		1.24.2	Mineral Resource Subset within the 2018 PEA Mine Plan	1-36
		1.24.3	Mine Plan	1-37

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

		1.24.4	Recovery Methods	1-39
		1.24.5	Project Infrastructure	1-39
		1.24.6	Market Studies and Contracts	1-40
		1.24.7	Environmental, Permitting and Social Considerations	1-40
		1.24.8	Tailings Considerations	1-40
		1.24.9	Closure Considerations	1-41
		1.24.10	Capital Costs	1-41
		1.24.11	Operating Costs	1-42
		1.24.12	Economic Analysis	1-43
		1.24.13	Sensitivity Analysis	1-44
	1.25	Recommendations		1-44

2.0	INTRODUCTION			2-1
	2.1	Introduction		2-1
	2.2	Terms of Reference		2-1
	2.3	Qualified Persons		2-2
	2.4	Site Visits and Scope of Personal Inspection		2-2
	2.5	Effective Dates		2-4
	2.6	Information Sources and References		2-4
	2.7	Previous Technical Reports		2-5

3.0	RELIANCE ON OTHER EXPERTS			3-1
	3.1	Introduction		3-1
	3.2	Mineral Tenure, Surface Rights, Property Agreements and Royalties		3-1
	3.3	Environmental, Permitting and Social and Community Impacts		3-1
	3.4	Taxation		3-2
	3.5	Markets and Contracts		3-2

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Property and Title in Mongolia		4-1
		4.2.1	Introduction	4-1
		4.2.2	Mining Title	4-2
		4.2.3	Surface Rights	4-2
		4.2.4	Environmental Licencing	4-2
	4.3	Project Ownership		4-2
		4.3.1	Ownership History	4-2
		4.3.2	Current Ownership	4-3
	4.4	Mineral Tenure		4-3
		4.4.1	Shivee Tolgoi and Javhlant Mining Licences	4-3
		4.4.2	Reserve Report and Feasibility Study	4-7
		4.4.3	Boundary Surveys	4-7
		4.4.4	Regulations Compliance	4-8
	4.5	Entrée/Oyu Tolgoi Joint Venture Agreements		4-8
	4.6	Oyu Tolgoi Investment Agreement		4-10
	4.7	Government Resolutions		4-11
	4.8	Royalties and State Participation		4-12
	4.9	Permitting Considerations		4-13

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	4.10	Environmental Considerations		4-13
	4.11	Social License Considerations		4-13
	4.12	Comments on Section 4		4-13

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
		5.1.1	Road	5-1
		5.1.2	Air	5-1
		5.1.3	Rail	5-1
		5.1.4	Port	5-2
	5.2	Climate		5-2
	5.3	Local Resources and Infrastructure		5-2
		5.3.1	Shivee West Exploration Facilities	5-3
	5.4	Physiography		5-3
	5.5	Seismicity		5-4
	5.6	Comments on Section 5		5-4

6.0	HISTORY			6-1
	6.1	Exploration History		6-1
	6.2	Production		6-1

7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	District Geology		7-4
		7.2.1	Lithologies	7-4
		7.2.2	Structure	7-9
	7.3	Hugo North/Hugo North Extension		7-10
		7.3.1	Lithologies	7-10
		7.3.2	Structure	7-10
		7.3.3	Alteration	7-10
		7.3.4	Mineralization	7-11
		7.3.5	Hugo North Extension	7-11
	7.4	Heruga		7-12
	7.5	Shivee West Property		7-13
		7.5.1	Lithologies	7-15
		7.5.2	Stratigraphy	7-15
		7.5.3	Intrusive Rocks	7-16
		7.5.4	Metamorphism and Structure	7-16
	7.6	Comments on Section 7		7-18

8.0	DEPOSIT TYPES			8-1
	8.1	Deposit Model		8-1
		8.1.1	Porphyry Deposits	8-1
		8.1.2	Low-Sulphidation Epithermal Deposits	8-7
	8.2	Comments on Section 8		8-8

9.0	EXPLORATION			9-1
	9.1	Introduction		9-1

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	9.2	Grids and Surveys		9-1
		9.2.1	Survey Datum	9-1
		9.2.2	Topographic Surfaces	9-1
	9.3	Entrée/Oyu Tolgoi JV Property Exploration Methods		9-4
		9.3.1	Geochemical Sampling	9-4
		9.3.2	Geophysical Surveys	9-6
		9.3.3	Satellite Image Interpretation	9-7
		9.3.4	Geological Mapping	9-7
	9.4	Shivee West Property Exploration Methods		9-9
	9.5	Entrée/Oyu Tolgoi JV Property Exploration Results		9-9
		9.5.1	Ulaan Khud	9-9
		9.5.2	Oortsog	9-13
		9.5.3	Airport Target	9-13
		9.5.4	Castle Rock	9-13
		9.5.5	East-of-Heruga	9-15
		9.5.6	Mag West	9-15
		9.5.7	Heruga Southwest	9-18
		9.5.8	Southeast IP	9-18
	9.6	Shivee West Property Exploration Results		9-21
		9.6.1	Zone I	9-21
		9.6.2	Zone II	9-21
		9.6.3	Zone III and Argo	9-21
		9.6.4	45 Moly and GGMM	9-22
		9.6.5	Altan Khulan	9-22
		9.6.6	BZMo	9-22
		9.6.7	Khoyor Mod	9-22
		9.6.8	Nogoon Khilents	9-23
		9.6.9	Tom Bogd	9-23
		9.6.10	Zesen Khui	9-23
		9.6.11	Khulanjoroo	9-23
	9.7	Comments on Section 9		9-23

10.0	DRILLING			10-1
	10.1	Introduction		10-1
	10.2	Entrée/Oyu Tolgoi JV Property Drill Methods		10-1
		10.2.1	Drill Contractors	10-1
		10.2.2	Core Diameters	10-5
		10.2.3	Core Handling Procedures	10-5
		10.2.4	Collar Survey Procedures	10-6
		10.2.5	Downhole Survey Procedures	10-6
		10.2.6	Recovery and Rock Quality Designation Measurement Procedures	10-7
		10.2.7	Logging Procedures	10-7
		10.2.8	Density Measurement Procedures	10-8
		10.2.9	Sample Length/True Thickness	10-9
		10.2.10	Interpretation of Drill Results	10-9
	10.3	Shivee West Property Drill Methods		10-9

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

		10.3.1	Drill Contractors	10-9
		10.3.2	Core Diameter	10-9
		10.3.3	Core Handling Procedures	10-9
		10.3.4	Collar Survey Procedures	10-12
		10.3.5	Downhole Survey Procedures	10-12
		10.3.6	Recovery and Rock Quality Designation Measurement Procedures	10-12
		10.3.7	Logging Procedures	10-12
		10.3.8	Density Measurement Procedures	10-12
		10.3.9	Sample Length/True Thickness	10-12
		10.3.10	Reverse Circulation Methods	10-13
		10.3.11	Interpretation of Results	10-13

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Introduction		11-1
	11.2	OTLLC Sampling and Analysis for Entrée/Oyu Tolgoi JV Property		11-1
		11.2.1	OTLLC Sampling	11-1
		11.2.2	OTLLC Analytical and Test Laboratories	11-1
		11.2.3	OTLLC Sample Preparation	11-2
		11.2.4	OTLLC Sample Analysis	11-3
		11.2.5	OTLLC Quality Assurance and Quality Control	11-4
		11.2.6	OTLLC Databases	11-5
		11.2.7	OTLLC Sample Security	11-6
	11.3	Entrée Sampling and Analysis for Shivee West Property		11-6
		11.3.1	Entrée Sampling	11-6
		11.3.2	Entrée Analytical and Test Laboratories	11-6
		11.3.3	Entrée Sample Preparation and Analysis	11-7
		11.3.4	Entrée Quality Assurance and Quality Control	11-8
		11.3.5	Entrée Databases	11-8
		11.3.6	Entrée Sample Security	11-8
	11.4	Comments on Section 11		11-9

12.0	DATA VERIFICATION			12-1
	12.1	Internal Data Verification		12-1
		12.1.1	Internal Reviews	12-1
	12.2	Independent Data Verification		12-1
		12.2.1	External Reviews 2002–2014	12-1
	12.3	Comments on Section 12		12-2

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Introduction		13-1
	13.2	Sample Representation and Selection Criteria		13-1
	13.3	Comminution Characteristics and Process Model		13-1
		13.3.1	Comminution Process Model	13-3
	13.4	Metallurgical Testwork		13-6
		13.4.1	Mineralogy	13-6
		13.4.2	Flotation	13-11
		13.4.3	Cleaner Flotation Feed P80 and Regrind Considerations	13-13

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

		13.4.4	Rougher and Cleaner Testwork	13-13
		13.4.5	Flotation Capacity Modeling	13-15
		13.4.6	Thickening and Filtration	13-16
	13.5	Metallurgical Predictions		13-16
		13.5.1	Throughput	13-16
		13.5.2	Recoveries	13-17
	13.6	Deleterious Elements		13-18
		13.6.1	Fluorine	13-18
		13.6.2	Arsenic	13-20
		13.6.3	Concentrate Production, Payable Penalty, and Minor Elements	13-20
		13.6.4	Heruga	13-23

14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Introduction		14-1
	14.2	Geological Models		14-1
	14.3	Grade Capping/Outlier Restrictions		14-3
		14.3.1	Hugo North and Hugo North Extension	14-3
		14.3.2	Heruga	14-4
	14.4	Composites		14-5
	14.5	Density Assignment		14-6
	14.6	Exploratory Data Analysis		14-6
		14.6.1	Hugo North and Hugo North Extension	14-6
		14.6.2	Heruga	14-7
	14.7	Estimation Domains		14-7
		14.7.1	Hugo North and Hugo North Extension	14-7
		14.7.2	Heruga	14-8
	14.8	Variography		14-8
		14.8.1	Hugo North and Hugo North Extension	14-8
		14.8.2	Heruga	14-8
	14.9	Estimation/Interpolation Methods		14-11
		14.9.1	Model Setup	14-11
		14.9.2	Hugo North and Hugo North Extension	14-12
		14.9.3	Heruga	14-13
	14.10	Block Model Validation		14-13
		14.10.1	Hugo North and Hugo North Extension	14-13
		14.10.2	Heruga	14-14
	14.11	Classification of Mineral Resources		14-14
		14.11.1	Hugo North and Hugo North Extension	14-14
		14.11.2	Heruga	14-16
	14.12	Reasonable Prospects for Eventual Economic Extraction		14-16
		14.12.1	Introduction	14-16
		14.12.2	Base Data Templates	14-16
		14.12.3	Copper Equivalency	14-17
		14.12.4	Cut-off Grades	14-20
	14.13	Mineral Resource Statement		14-21
	14.14	Factors That May Affect the Mineral Resource Estimate		14-25
	14.15	Comments on Section 14		14-26

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

15.0	MINERAL RESERVE ESTIMATES			15-1
	15.1	Introduction		15-1
	15.2	Mineral Reserves Estimation		15-1
	15.3	Mineral Reserves Statement		15-2
	15.4	Factors that May Affect the Mineral Reserves		15-3
	15.5	Comments on Section 15		15-4

16.0	MINING METHODS			16-1
	16.1	Overview		16-1
		16.1.1	Introduction	16-1
		16.1.2	Proposed Production	16-1
	16.2	Geotechnical		16-6
		16.2.1	Subsidence	16-6
		16.2.2	Rock Mechanics	16-8
		16.2.3	Caveability and Fragmentation	16-8
		16.2.4	Ground Control and Support Regimes	16-9
		16.2.5	Cave Monitoring	16-9
	16.3	Mining Layout		16-10
		16.3.1	Undercut and Apex Level	16-14
		16.3.2	Extraction Level and Drawbells	16-16
		16.3.3	Haulage Level	16-17
		16.3.4	Intake Ventilation Level	16-17
		16.3.5	Exhaust Ventilation Level	16-18
	16.4	Service Functions and Mine Support		16-18
		16.4.1	Crushing and Conveying Levels	16-18
		16.4.2	Passes and Ventilation Raises	16-19
		16.4.3	Underground Material Handling System	16-19
		16.4.4	Mine Access	16-20
		16.4.5	Surface Facilities	16-21
		16.4.6	Mine Ventilation	16-22
	16.5	Equipment Fleet		16-22
	16.6	Development and Production		16-23
		16.6.1	Development	16-23
		16.6.2	Production	16-24
		16.6.3	Processing Schedule	16-24
	16.7	Comment on Section 16		16-24

17.0	RECOVERY METHODS			17-1
	17.1	Introduction		17-1
	17.2	Process Flow Sheet		17-2
	17.3	Plant Design		17-2
	17.4	Energy, Water, and Process Materials Requirements		17-5
		17.4.1	Reagents and Media	17-5
		17.4.2	Raw Water	17-6
		17.4.3	Process Water	17-7
		17.4.4	Water Balance	17-7
		17.4.5	Concentrator Power	17-7

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18.0	PROJECT INFRASTRUCTURE			18-1
	18.1	Introduction		18-1
	18.2	Transport and Logistics		18-3
		18.2.1	Road	18-3
		18.2.2	Air	18-3
		18.2.3	Rail	18-3
	18.3	Built Infrastructure		18-5
	18.4	Power and Electrical		18-5
		18.4.1	Power Supply	18-5
		18.4.2	On-site Distribution	18-6

19.0	MARKET STUDIES AND CONTRACTS			19-1
		19.1.1	Supply and Demand Forecasts	19-1
		19.1.2	Global Copper Smelting Capacity	19-1
	19.2	Commodity Pricing and Smelter Terms		19-2
	19.3	Contracts		19-2
	19.4	Comments on Section 19		19-3

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Introduction		20-1
	20.2	Baseline Studies		20-1
	20.3	Environmental Considerations/Monitoring Programs		20-1
		20.3.1	Environmental and Social Impact Assessment	20-1
		20.3.2	Future Project Elements Not Directly Addressed in the Environmental and Social Impact Assessment	20-5
		20.3.3	Management Plans	20-5
		20.3.4	Water Usage	20-6
	20.4	Stockpiles		20-6
	20.5	Waste Rock Storage Facilities		20-6
	20.6	Tailings Storage Facility		20-6
		20.6.1	Introduction	20-6
		20.6.2	Operating Assumptions	20-6
		20.6.3	Impoundment Layout	20-8
		20.6.4	Design Considerations	20-8
		20.6.5	Embankment	20-8
		20.6.6	Tailings Deposition	20-10
		20.6.7	Water Considerations	20-10
		20.6.8	Monitoring Considerations	20-10
	20.7	Water Supply		20-11
		20.7.1	Gunii Hooloi Aquifer	20-11
		20.7.2	Raw Water Distribution and Use	20-11
		20.7.3	Undai River Diversion Works	20-12
		20.7.4	Raw Water Management Plan and Water Conservation	20-12
	20.8	Closure Plan		20-13
	20.9	Permitting		20-14
		20.9.1	Water	20-14

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		20.9.2	Airstrip	20-14
	20.10	Considerations of Social and Community Impacts		20-15
		20.10.1	Studies	20-15
		20.10.2	OTLLC Corporate Policies	20-15
		20.10.3	Community Management Responsibilities	20-15
		20.10.4	Community and Social Management Considerations	20-16

21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Capital Cost Estimates		21-1
		21.1.1	Summary	21-1
		21.1.2	Basis of Estimate	21-1
		21.1.3	Project Execution Plan	21-3
		21.1.4	Underground Mining and Shafts	21-3
		21.1.5	Concentrator Conversion	21-4
		21.1.6	Infrastructure Expansion	21-4
		21.1.7	EPCM Services	21-5
		21.1.8	Owner’s Costs	21-5
		21.1.9	Estimate Assumptions	21-6
		21.1.10	Currency and Commodity Rates	21-6
		21.1.11	Sustaining Capital	21-6
		21.1.12	Contingency	21-9
	21.2	Operating Cost Estimates		21-10
		21.2.1	Summary	21-10
		21.2.2	Underground Operating Costs	21-11
		21.2.3	Process Operating Costs	21-11
		21.2.4	Infrastructure and Other Operating Costs	21-14
		21.2.5	General and Administrative Operating Costs	21-15
		21.2.6	Closure Costs	21-15
		21.2.7	Escalation	21-16

22.0	ECONOMIC ANALYSIS			22-1
	22.1	Cautionary Statement		22-1
	22.2	Summary		22-2
	22.3	Methodology Used		22-4
	22.4	Financial Model Parameters		22-4
		22.4.1	Mineral Reserve Estimates	22-4
		22.4.2	Metallurgical Recoveries	22-6
		22.4.3	Metal Prices, Smelting and Refining Terms	22-6
		22.4.4	Royalties	22-6
		22.4.5	Capital Costs	22-6
		22.4.6	Operating Costs	22-11
		22.4.7	Loan	22-11
		22.4.8	Depreciation	22-13
		22.4.9	Taxes	22-13
	22.5	Economic Analysis		22-13
	22.6	Sensitivity Analysis		22-14
	22.7	Comment on Section 22		22-14

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

23.0	ADJACENT PROPERTIES			23-1

24.0	OTHER RELEVANT DATA AND INFORMATION			24-1
	24.1	Preliminary Economic Assessment		24-1
		24.1.1	Introduction	24-1
		24.1.2	Mineral Reserve Estimates	24-1
		24.1.3	Mining Methods	24-1
		24.1.4	Recovery Methods	24-11
		24.1.5	Project Infrastructure	24-19
		24.1.6	Market Studies and Contracts	24-21
		24.1.7	Environmental Studies, Permitting, and Social or Community Impact	24-24
		24.1.8	Capital and Operating Costs	24-41
		24.1.9	Economic Analysis	24-47

25.0	INTERPRETATION AND CONCLUSIONS			25-1
	25.1	Introduction		25-1
	25.2	Mineral Tenure, Royalties and Agreements		25-1
	25.3	Geology and Mineralization		25-1
	25.4	Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation		25-1
	25.5	Metallurgical Testwork		25-2
	25.6	Mineral Resource Estimates		25-2
	25.7	Mineral Reserve Estimates		25-3
	25.8	Mine Plan		25-3
	25.9	Recovery Plan		25-3
	25.10	Infrastructure		25-4
	25.11	Environmental, Permitting and Social Considerations		25-4
		25.11.1	Environmental	25-4
		25.11.2	Tailings Storage Facility	25-4
		25.11.3	Water Considerations	25-5
		25.11.4	Closure	25-5
		25.11.5	Permitting	25-5
		25.11.6	Social	25-5
	25.12	Markets and Contracts		25-5
	25.13	Capital Cost Estimates		25-6
	25.14	Operating Cost Estimates		25-6
	25.15	Economic Analysis		25-6
	25.16	Preliminary Economic Assessment		25-6
	25.17	Conclusions		25-7

26.0	RECOMMENDATIONS			26-1
	26.1	Introduction		26-1
	26.2	Work Programs		26-1
	26.3	Phase 1 Work Program		26-1
	26.4	Phase 2 Work Program		26-2
		26.4.1	Lift 2	26-2
		26.4.2	Strategic Planning Expansion Scenarios	26-2

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27.0	REFERENCES	27-1

Tables

Table 1-1:	Mineral Resource Summary Table, Hugo North Extension	1-17
Table 1-2:	Mineral Resource Summary Table, Heruga	1-18
Table 1-3:	Mineral Reserves Statement	1-20
Table 1-4:	Overall Capital Cost Estimate Summary	1-29
Table 1-5:	Overall Sustaining Capital Cost Estimate	1-29
Table 1-6:	Overall Operating Cost Estimate	1-31
Table 1-7:	Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)	1-35
Table 1-8:	Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion	1-35
Table 1-9:	Subset of Mineral Resources within the 2018 PEA Mine Plan	1-37
Table 1-10:	Overall Capital Costs	1-42
Table 1-11:	Overall Sustaining Capital Costs	1-42
Table 1-12:	Overall Operating Costs	1-43
Table 1-13:	2018 PEA Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)	1-45
Table 1-14:	2018 PEA Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion	1-45
Table 2-1:	Deposit or Area Naming Conventions	2-3
Table 2-2:	Historic Report Naming Conventions	2-3
Table 4-1:	Entrée/Oyu Tolgoi JV Project Mineral Tenure Table	4-4
Table 4-2:	Entrée/Oyu Tolgoi JV Property Boundary Co-ordinates	4-6
Table 4-3:	Shivee West 100% Entrée Area Boundary Co-ordinates	4-7
Table 4-4:	Surtax Royalty	4-14
Table 6-1:	Project History	6-1
Table 7-1:	Major Units of the Alagbayan Formation	7-8
Table 7-2:	Major Units of the Sainshandhudag Formation	7-9
Table 7-3:	Major Intrusive Rock Units	7-9
Table 7-4:	Shivee West Property Intrusive Units	7-17
Table 9-1:	Exploration Activities Shivee Tolgoi and Javhlant MLs, 2002–2016	9-2
Table 10-1:	Drill Summary Table, Shivee West	10-2
Table 10-2:	Drill Summary Table, Entrée/Oyu Tolgoi JV Property	10-2
Table 10-3:	Selected Drilling Results from Shivee West	10-14
Table 10-4:	Location of Selected Drill Holes from Shivee West	10-14
Table 13-1:	Number of Samples used in Minnovex Comminution Testwork	13-2
Table 13-2:	Hugo North/Hugo North Extension Mean Value Comminution Indices	13-3
Table 13-3:	Chemical Composition of Heruga Composites	13-11
Table 13-4:	Mineral Content of Heruga Composites	13-11
Table 13-5:	Hugo North Extension Flotation Composite Selection	13-12
Table 13-6:	Optimum Primary Grind Size	13-13
Table 13-7:	Fluorine and Arsenic Feed Prediction Formulae	13-20
Table 13-8:	Non-Payable, Non-Penalty Concentrate Analysis	13-24
Table 14-1:	Surfaces and Lithology Solids	14-2

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Table 14-2:	Faults	14-2
Table 14-3:	Grade Shells	14-3
Table 14-4:	Grade Caps applied to Cu, Au, and Ag Grade Domains, Hugo North/ Hugo North Extension	14-4
Table 14-5:	Outlier Restrictions applied to Cu, Au, and Ag Grade Domains, Hugo North/Hugo North Extension	14-4
Table 14-6:	Grade Caps and Outlier Restrictions, Heruga	14-5
Table 14-7:	Intra-Domain Boundary Contacts, Hugo North/Hugo North Extension, Cu	14-9
Table 14-8:	Intra-Domain Boundary Contacts, Hugo North/Hugo North Extension, Au	14-10
Table 14-9:	Hugo North/Hugo North Extension Global Mean Grade Values by Domain (NN vs OK)	14-15
Table 14-10:	Hugo North Extension Copper Equivalence Assumptions	14-19
Table 14-11:	Hugo North Extension Copper Equivalence Calculation	14-19
Table 14-12:	Heruga Copper Equivalence Assumptions	14-19
Table 14-13:	Heruga Copper Equivalence Calculation	14-20
Table 14-14:	Mineral Resource Summary Table, Hugo North Extension	14-22
Table 14-15:	Mineral Resource Summary Table, Heruga	14-23
Table 14-16:	Hugo North Extension Mineral Resource Sensitivity to CuEq Cut-off (basecase is highlighted)	14-24
Table 14-17:	Heruga Mineral Resource Sensitivity to CuEq Cut-off (basecase is highlighted)	14-25
Table 15-1:	Mineral Reserves Statement	15-3
Table 16-1:	Hugo North/Hugo North Extension Lift 1 Approximate Cave Dimensions	16-4
Table 16-2:	Hugo North/Hugo North Extension Lift 1 Development	16-5
Table 16-3:	Development within Hugo North Extension Lift 1	16-5
Table 16-4:	In Situ Stress Regime	16-9
Table 16-5:	Shaft Station Depths	16-21
Table 16-6:	Production Schedule	16-29
Table 19-1:	Commodity Pricing and Smelter Terms	19-3
Table 21-1:	Overall Capital Cost Estimate (US$ million)	21-2
Table 21-2:	Major Commodity Pricing Assumptions	21-7
Table 21-3:	Overall Sustaining Capital Cost Estimate Summary	21-7
Table 21-4:	Overall Operating Cost Estimate Summary	21-11
Table 21-5:	Hugo North/Hugo North Extension Lift #1 Underground Costs	21-12
Table 21-6:	Average Processing Costs	21-12
Table 21-7:	Unit Consumption of Grinding Media	21-13
Table 21-8:	Closure Cost Estimate	21-17
Table 22-1:	Summary Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)	22-3
Table 22-2:	Mine Cash and All-in Sustaining Costs for for Entrée’s 20% Attributable Portion	22-4
Table 22-3:	Entrée/Oyu Tolgoi JV Property Hugo North Extension Mineral Reserve Mined and Processed in Mine Plan	22-5
Table 22-4:	Metallurgical Recoveries	22-7
Table 22-5:	Metal Prices, Smelting and Refining Terms	22-7
Table 22-6:	Concentrate Payable Terms	22-7
Table 22-7:	Penalty Elements	22-7
Table 22-8:	Mine Development and Sustaining Capital	22-9

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Table 22-9:	Amortized Capital	22-9
Table 22-10:	Treatment of Capital	22-10
Table 22-11:	Operating Costs	22-12
Table 22-12:	Treatment of Operating Costs	22-12
Table 22-13:	Treatment of Depreciation Charge	22-13
Table 22-14:	Summary Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)	22-15
Table 22-15:	Cash Flow for Entrée’s 20% Attributable Portion (2018 to 2026)	22-16
Table 22-16:	Cash Flow for Entrée’s 20% Attributable Portion (2019 to 2034)	22-18
Table 24-1:	Subset of Mineral Resources within the 2018 PEA Mine Plan	24-2
Table 24-2:	Commodity Pricing and Smelter Terms	24-23
Table 24-3:	Overall Capital Cost Estimate	24-43
Table 24-4:	Overall Sustaining Capital Costs	24-45
Table 24-5:	Overall Operating Costs	24-45
Table 24-6:	2018 PEA Summary Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)	24-50
Table 24-7:	2018 PEA Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion	24-50
Table 24-8:	Average LOM Metallurgical Recovery Projections	24-51
Table 24-9:	Metal Prices, Smelting and Refining Terms	24-51
Table 24-10:	Concentrate Payable Terms	24-53
Table 24-11:	Penalty Elements	24-53
Table 24-12:	2018 PEA Capital Cost Summary	24-55
Table 24-13:	Amortized Capital	24-55
Table 24-14:	2018 PEA Operating Costs	24-56
Table 24-15:	Summary 2018 PEA Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)	24-58
Table 24-16:	Cash Flow for Entrée’s 20% Attributable Portion (Year 1 to Year 10)	24-59
Table 24-17:	Cash Flow for Entrée’s 20% Attributable Portion (Year 11 to Year 20)	24-60
Table 24-18:	Cash Flow for Entrée’s 20% Attributable Portion (Year 21 to Year 30)	24-62
Table 24-19:	Cash Flow for Entrée’s 20% Attributable Portion (Year 31 to Year 40)	24-64
Table 24-20:	Cash Flow for Entrée’s 20% Attributable Portion (Year 41 to Year 50)	24-65
Table 24-21:	Cash Flow for Entrée’s 20% Attributable Portion (Year 51 to Year 60)	24-67
Table 24-22:	Cash Flow for Entrée’s 20% Attributable Portion (Year 61 to Year 70)	24-69
Table 24-23:	Cash Flow for Entrée’s 20% Attributable Portion (Year 71 to Year 80)	24-70

Figures

Figure 1-1:	Long-Section	1-2
Figure 1-1:	Hugo North Extension Lift 1 – Underground Material Movement and Average Grade	1-23
Figure 1-2:	After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion	1-36
Figure 1-3:	2018 PEA Production Forecast for the Subset of Mineral Resources within the 2018 PEA Mine Plan	1-38
Figure 1-4:	2018 PEA After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion	1-46
Figure 2-1:	Project Location Plan	2-1

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Figure 2-2:	Detailed Project Location Plan	2-1
Figure 2-3:	Long-Section	2-1
Figure 4-1:	Ownership Interest	4-4
Figure 4-2:	Entrée/Oyu Tolgoi JV Project Area	4-5
Figure 7-1:	Regional Setting, Gurvansayhan Terrane	7-2
Figure 7-2:	Regional Structural Setting, Gurvansayhan Terrane	7-3
Figure 7-3:	District Geology Map	7-5
Figure 7-4:	Geology Legend to Accompany Figure 7-3	7-6
Figure 7-5:	Project Stratigraphic Column	7-7
Figure 7-6:	Geology Plan, Shivee West Property	7-14
Figure 8-1:	Schematic Section, Porphyry Copper Deposit	8-3
Figure 8-2:	Schematic Section Showing Typical Alteration Assemblages	8-5
Figure 9-1:	Entrée/Oyu Tolgoi JV Copper Geochemical Anomalies Summary Plan	9-5
Figure 9-2:	Entrée/Oyu Tolgoi JV Property Geophysical Survey Plan	9-8
Figure 9-3:	Shivee West Geochemical Sample Plan	9-10
Figure 9-4:	Shivee West Geophysical Survey Plan	9-11
Figure 9-5:	Shivee Tolgoi and Javhlant Mining Licence Exploration Prospects	9-12
Figure 9-6:	Castle Rock Prospect 2016 IP and Soil Anomalies	9-14
Figure 9-7:	Castle Rock Prospect 2016 Inverted Chargeability Lines CR1 and CR2	9-16
Figure 9-8:	Mag West Prospect Magnetic and Chargeability Anomalies (superimposed on soil geochemistry)	9-17
Figure 9-9:	Southeast IP Prospect 2016 Geological Mapping and Sampling	9-19
Figure 9-10:	Southeast IP Prospect 2016 Surface Sampling Copper Results	9-20
Figure 10-1:	Shivee West Property Drill Plan	10-3
Figure 10-2:	Entrée/Oyu Tolgoi JV Property Shivee Tolgoi Drill Plan	10-4
Figure 10-3:	Entrée/Oyu Tolgoi JV Property Javhlant Tolgoi Drill Plan	10-5
Figure 10-4:	Section 4,768,100 mN , Hugo North Extension, Shivee Tolgoi ML (looking north)	10-10
Figure 10-5:	Section 4,759,500 mN, Javhlant ML (looking north)	10-11
Figure 13-1:	Hugo North/Hugo North Extension Comminution Sample Locations	13-2
Figure 13-2:	Cumulative Frequency Distributions of SAG Power Index, Modified Bond Index, TPUT, and P80 of Flotation Feed at 100% through Phase 1 Circuits – Hugo North/Hugo North Extension Samples	13-5
Figure 13-3:	QEMSCAN Results, Hugo North/Hugo North Extension	13-8
Figure 13-4:	Fluorine Recovery and Mass Yield to Concentrate, Hugo North/Hugo North Extension and Southwest Zone (Oyut) Locked Cycle Correlation vs Central Zone (Oyut) Batch Test	13-19
Figure 14-1:	Copper and Gold Grade Shells, Hugo North and Hugo North Extension	14-11
Figure 16-1:	Hugo North (including Hugo North Extension) Lift 1 Mine Design	16-3
Figure 16-2:	Hugo North/Hugo North Extension Lift 1 Mine Design Superimposed with Site Layout and Surface Crack Line	16-4
Figure 16-3:	Cave Subsidence Prediction	16-7
Figure 16-4:	Hugo North/Hugo North Extension Lift 1 Footprint Layout, showing Basic Structural Geology and Panel Configuration	16-11
Figure 16-5:	Schematic Illustration of Panel 0 and Panel 1 Boundary	16-12
Figure 16-6:	Summary of Mine Design Elements – Hugo North Lift 1	16-13
Figure 16-7:	Schematic Cross-Section through Production Levels	16-14

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Figure 16-8:	Schematic Cave Section Along Extraction Drift	16-15
Figure 16-9:	Schematic of Undercut and Cave Front	16-15
Figure 16-10:	Extraction Level Layout Parameters and Schematic Layout	16-17
Figure 16-11:	Hugo North and Hugo North Extension Lift 1 Shafts and Ventilation Raises	16-23
Figure 16-12:	Hugo North/Hugo North Extension Lift 1 Total Underground Material Movement	16-25
Figure 16-13:	Hugo North Extension Lift 1 – Underground Material Movement and Average Grade	16-25
Figure 16-14:	Overall Oyu Tolgoi Reserve Case Processing Schedule	16-26
Figure 16-15:	Hugo North Extension Lift 1 Proposed Mining and Processing Schedule	16-26
Figure 16-16:	Hugo North Extension Lift 1 Proposed Copper Production Schedule	16-27
Figure 16-17:	Hugo North Extension Lift 1 Proposed Gold Production Schedule	16-27
Figure 16-18:	Hugo North Extension Lift 1 Proposed Silver Production Schedule	16-28
Figure 17-1:	Basic Oyu Tolgoi Concentrator Flowsheet – Phase 1	17-3
Figure 17-2:	Oyu Tolgoi Project Concentrator Overall Block Diagram on Completion of Phase 2	17-4
Figure 18-1:	Actual and Proposed Oyu Tolgoi Project Site Plan	18-2
Figure 18-2:	Road and Planned Rail Routes	18-4
Figure 20-1:	General Arrangement of Cells 1 and 2	20-7
Figure 20-2:	TSF Cell 1 and 2 Layout Plan	20-9
Figure 22-1:	Mine Production (total Entrée/Oyu Tolgoi JV property)	22-5
Figure 22-2:	LOM Cash Flow for Entrée’s 20% Attributable Portion	22-15
Figure 22-3:	Pre-Tax Cash Flow Sensitivity Analysis for Entrée’s 20% Attributable Portion	22-20
Figure 22-4:	Pre-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion	22-20
Figure 22-5:	After-Tax Cash Flow Sensitivity Analysis for Entrée’s 20% Attributable Portion	22-21
Figure 22-6:	After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion	22-21
Figure 24-1:	2018 PEA Production Forecast for the Subset of Mineral Resources within the 2018 PEA Mine Plan	24-3
Figure 24-2:	Combined Overall Underground Production Scenario (OTLLC and Entrée/Oyu Tolgoi JV)	24-4
Figure 24-3:	Generalized Cross-Section Through Typical Cave Mine Mining Horizon	24-6
Figure 24-4:	Generalized Cave Section Showing the Cave, Undercutting and Drawbelling	24-6
Figure 24-5:	Arrangement of General Underground Support Infrastructure for Mining Areas	24-7
Figure 24-6:	Schematic of Deposit Areas within 2018 PEA Mine Plan	24-9
Figure 24-7:	Basic Oyu Tolgoi Concentrator Flowsheet – Phase 1	24-13
Figure 24-8:	Oyu Tolgoi Project Concentrator Overall Block Diagram on Completion of Phase 2	24-14
Figure 24-9:	General Arrangement of Cells 1 and 2	24-31
Figure 24-10:	Conceptual Design Layout of Cells 3 and 4	24-32
Figure 24-11:	Conceptual Design Layout of Cells 5 and 6	24-32
Figure 24-12:	TSF Cell 1 and 2 Layout Plan	24-34
Figure 24-13:	Proposed Mine Production (total Entrée/Oyu Tolgoi JV property)	24-51
Figure 24-15:	2018 PEA Cash Flow for Entrée’s 20% Attributable Portion	24-58
Figure 24-16:	2018 PEA Pre-Tax Cash Flow Sensitivity Analysis	24-73
Figure 24-17:	2018 PEA Pre-Tax NPV@8% Sensitivity Analysis	24-73
Figure 24-18:	2018 PEA After-Tax Cash Flow Sensitivity Analysis	24-74
Figure 24-19:	2018 PEA After-Tax NPV@8% Sensitivity Analysis	24-74

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1.0	SUMMARY

1.1	Introduction

Entrée Resources Ltd. (Entrée) requested that Amec Foster Wheeler Americas Limited (Amec Foster Wheeler) prepare an independent technical report (the Report) on the Entrée/Oyu Tolgoi Joint Venture Project (the Entrée/Oyu Tolgoi JV Project or the Project).

The Project consists of two contiguous mining licences (MLs), Shivee Tolgoi (ML 15226A) and Javhlant (ML 15225A), and completely surrounds the Oyu Tolgoi ML held by Oyu Tolgoi LLC (OTLLC). The Shivee Tolgoi ML hosts the Hugo North Extension copper–gold deposit, and the Javhlant ML hosts the majority of the Heruga copper–gold–molybdenum deposit. The Shivee Tolgoi ML and Javhlant ML are held by Entrée’s wholly-owned Mongolian subsidiary, Entrée LLC.

The Entrée/Oyu Tolgoi JV Project is currently divided into two contiguous areas, referred to as “properties”. Entrée is in joint venture with OTLLC (the Entrée/Oyu Tolgoi JV) over the eastern portion of the Shivee Tolgoi ML and all of the Javhlant ML. This is referred to as the Entrée/Oyu Tolgoi JV property. The western portion of the Shivee Tolgoi ML forms the Shivee West property, where Entrée currently has a 100% interest. The Shivee West property is the subject of a License Fees Agreement with OTLLC, and may ultimately become part of the Entrée/Oyu Tolgoi JV property.

Entrée’s joint venture partner, OTLLC, is jointly owned by the Mongolian Government and Turquoise Hill Resources Ltd (Turquoise Hill). Rio Tinto International Holdings Limited (Rio Tinto), which holds the majority interest in Turquoise Hill, is the operator for both the Oyu Tolgoi ML and the Entrée/Oyu Tolgoi JV property.

The Hugo North Extension deposit is at the north end of the 12.4 km long Oyu Tolgoi series of porphyry copper–gold deposits, and the Heruga deposit is at the south end (Figure 1-1). OTLLC’s Oyu Tolgoi ML contains the Oyut, Hugo North and Hugo South deposits, and the northern portion of the Heruga deposit. OTLLC is currently mining the Oyut deposit by open pit methods, and the first lift (Lift 1) of the Hugo North/Hugo North Extension deposits are under development to be mined from underground.

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Figure 1-1:    Long-Section

Note: Figure courtesy Entrée, 2017. Section line location shown on Figure 2-2.

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The Oyu Tolgoi mining operation is being developed by OTLLC in two phases. Phase 1 was designed to treat open pit material mined from the Oyut pit, and was completed with concentrator commissioning in 2013.

Phase 2 is under construction. It will consist of Lift 1 of the Hugo North/Hugo North Extension deposits, which will be mined by block (panel) caving methods. Phase 2 will include construction of infrastructure to support the underground mining operations such as shafts and conveyors, and modifications to the process plant such as addition of a fifth ball mill, and additional roughing and column flotation, and concentrate dewatering and bagging capacity. The Phase 2 mine plan is at feasibility level and is based on Mineral Reserves only. The evaluation of the mine plan for the Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property is referred to by Entrée as the 2018 Reserves case. The portion of the 2018 Reserves case that pertains to Entrée is referred to as Entrée’s 20% attributable interest in this Report.

OTLLC has conceptually proposed a second lift (Lift 2) for the Hugo North/Hugo North Extension area, in conjunction with mining of the Hugo South and Heruga deposits, as potential future development phases. A mine plan, at a preliminary economic assessment (PEA) level, has been prepared for the Hugo North Extension Lift 1, Lift 2, and Heruga mineralization within the Entrée/Oyu Tolgoi JV property. This PEA is referred to by Entrée as the 2018 PEA. The 2018 PEA is based upon Indicated and Inferred Mineral Resources only. The portion of the 2018 PEA that pertains to Entrée is referred to as Entrée’s 20% attributable interest in this Report.

The Report presents two scenarios, the mine plan and financial analysis for the Mineral Reserves (Entrée’s 2018 Reserves case) and the 2018 PEA. Entrée’s 20% attributable interest in production is provided for the Mineral Reserves and for the 2018 PEA. To meet Form 43-101F1 requirements the Oyu Tolgoi mine facilities that the Mineral Reserves and the 2018 PEA rely upon are summarized in the technical report, even though the majority of the facilities are located in the Oyu Tolgoi ML that Entrée has no ownership interest in. However, Entrée does have access to these facilities for processing their share of production through the Entrée/Oyu Tolgoi JV agreement. This Report does not discuss the Mineral Resources or Mineral Reserves on the Oyu Tolgoi ML where Entrée does not have an attributable interest.

1.2	Terms of Reference

This Report is being used in support of Entrée’s news release dated 15 January 2018, entitled “Entrée Resources Reports Updated Feasibility Study for its Interest in the Entrée/Oyu Tolgoi Joint Venture Property”.

Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars (US$) unless otherwise stated.

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1.3	Project Setting

The Entrée/Oyu Tolgoi JV Project is located in the South Gobi region of Mongolia, 570 km south of the capital city of Ulaanbaatar and 80 km north of the Mongolian border with China. The Project can be accessed by road and air. A railway route is under construction by the Government of Mongolia and will pass through the southwest corners of the Shivee Tolgoi and Javhlant MLs. OTLLC will make use of the Port of Tianjin in China for freight.

The South Gobi region has a continental, semi-desert climate. Mining operations are conducted year-round. Exploration activities can see short curtailments during storm activity.

1.4	Mineral Tenure, Royalties and Agreements

The QPs have not independently reviewed ownership of the Project area and any underlying property agreements, mineral tenure, surface rights, or royalties. The QPs have fully relied upon information derived from Entrée and legal experts retained by Entrée for this information (see Section 3 of this Report).

1.4.1	Mineral Tenure

The Shivee Tolgoi and Javhlant MLs cover a total of about 62,920 ha and completely surround the Oyu Tolgoi ML. The Shivee Tolgoi and Javhlant MLs are valid until 2039, assuming statutory payments and reporting obligations are met, and can be extended for two subsequent 20 year terms. The Shivee Tolgoi and Javhlant MLs are currently divided as follows:

•	Entrée/Oyu Tolgoi JV property: 39,807 ha consisting of the eastern portion of the Shivee Tolgoi ML and all of the Javhlant ML (Entrée/Oyu Tolgoi JV property) are subject to a joint venture between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV property is contiguous with, and on three sides (to the north, east, and south) surrounds OTLLC’s Oyu Tolgoi ML. The Entrée/Oyu Tolgoi JV property hosts the Hugo North Extension deposit and the majority of the Heruga deposit, and several exploration targets. OTLLC is the manager of the Entrée/Oyu Tolgoi JV. Through various agreements, Rio Tinto has assumed management of the building and operation of Oyu Tolgoi, including access to and exploitation of the Hugo North Extension deposit. Rio Tinto will also manage any development of the portion of the Heruga deposit on the Entrée/Oyu Tolgoi JV property. Exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV property, are conducted under the supervision of Rio Tinto

•	Shivee West property: 23,114 ha comprising the western portion of the Shivee Tolgoi ML. While the Shivee West property is currently 100% owned by Entrée,

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since 2015 it has been subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV property. OTLLC also has a first right of refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West property.

1.4.2	Joint Venture Agreement

On October 15, 2004, Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (Earn-In Agreement) with Ivanhoe Mines Ltd. (Ivanhoe Mines, now Turquoise Hill). On November 9, 2004, Turquoise Hill and Entrée entered into an Amendment to Equity Participation and Earn-In Agreement, which appended the form of joint venture agreement (JVA) that the parties were required to enter into on the date upon which the aggregate earn-in expenditures incurred by Turquoise Hill equalled or exceeded the amount of earn-in expenditures required in order for Turquoise Hill to earn the maximum participating interest available (80%). On March 1, 2005, Turquoise Hill and Entrée entered into an Assignment Agreement, pursuant to which Turquoise Hill assigned most of its rights and obligations under the Earn-In Agreement, as amended, to Ivanhoe Mines Mongolia Inc. (now OTLLC).

On June 30, 2008, OTLLC gave notice to Entrée that it had completed the earn-in expenditures required in order to earn the maximum participating interest available. As a consequence, a joint venture was formed. OTLLC has an initial joint venture participating interest of 80% in the Entrée/Oyu Tolgoi JV, and Entrée has an initial joint venture participating interest of 20%. In respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the OTLLC has an initial participating interest of 70% and Entrée has an initial participating interest of 30%.

On October 1, 2015, Entrée and Entrée LLC entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include the Shivee West property in the definition of the Entrée/Oyu Tolgoi JV property. In addition, under the JVA, OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West property.

1.4.3	Strategic Deposits

Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits. The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV property to be part of the series of Oyu Tolgoi deposits.

1.4.4	Investment Agreement

On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (Oyu Tolgoi Investment Agreement) with the

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Mongolian Government, which regulates the relationship among the parties and stabilizes the long-term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement took legal effect on March 31, 2010.

The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and indirectly by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

Although the contract area defined in the Oyu Tolgoi Investment Agreement includes the Javhlant and Shivee Tolgoi MLs, Entrée is not a party to the Oyu Tolgoi Investment Agreement, and does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement. Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focused on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV property; the fact that the MLs integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. No agreements have been finalized.

1.4.5	Royalty

The Minerals Law provides for the payment of a royalty for exploitation of a mineral resource (the regular royalty). In general, the regular royalty is calculated on the basis of the sales value of all extracted products sold or loaded to be sold, and of all products utilized. Depending on the type of mineral, the regular royalty ranges from a base rate of 2.5% to 5%. The applicable regular royalty rate for copper, silver, molybdenum and exported gold is 5%. In addition, an additional royalty amount may be payable depending on the market value in excess of a designated base value of the relevant product (the surtax royalty).

If the State is an equity participant in the exploitation of a Strategic Deposit, the licence holder is permitted to negotiate with the Government of Mongolia to exchange the

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Government’s equity interest in the licence holder for an additional royalty payable to the Government (a special royalty), the percentage or amount of which would vary depending on the particulars of the Strategic Deposit, but which cannot exceed 5%. The special royalty would be paid in addition to the regular royalty and, if applicable, a surtax royalty.

1.5	Geology and Mineralization

The Oyu Tolgoi deposits, including those within the Entrée/Oyu Tolgoi JV property, host copper–gold porphyry and related high-sulphidation copper–gold deposit styles. Mineralization identified in the Shivee West property consists of low-sulphidation epithermal mineralization styles.

The Oyu Tolgoi porphyry deposits are hosted within the Palaeozoic Gurvansayhan Terrane. Lithologies identified to date in the Gurvansayhan Terrane include Silurian to Carboniferous terrigenous sedimentary, volcanic-rich sedimentary, carbonate, and intermediate to felsic volcanic rocks. The sedimentary and volcanic units are intruded by Devonian granitoids and Permo–Carboniferous diorite, monzodiorite, granite, granodiorite, and syenite bodies, which can range in size from dykes to batholiths.

The Hugo Dummett deposits (Hugo North/Hugo North Extension and Hugo South) contain porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposits are highly elongated to the north–northeast and extend over at least 3 km. The Hugo North/Hugo North Extension deposits occur within easterly-dipping homoclinal strata contained in a north–northeasterly elongated, fault-bounded block. The northern portion of this block is cut by several northeast-striking faults near the boundary between the Oyu Tolgoi ML and the Shivee Tolgoi ML. Deformation is dominated by brittle faulting.

Host rocks at Hugo North/Hugo North Extension deposits consists of an easterly-dipping sequence of volcanic and volcaniclastic strata correlated with the lower part of the Devonian Alagbayan Group, and quartz monzodiorite intrusive, rocks that intrude the volcanic sequence, and a large post-mineral biotite granodiorite. The highest-grade copper mineralization in the Hugo North/Hugo North Extension deposit is related to a zone of intensely stockworked to sheeted quartz veins. The high-grade zone is centred on thin, east-dipping quartz monzodiorite intrusions or within the apex of the large quartz monzodiorite body, and extends into adjacent basalt. Bornite is dominant in the highest-grade parts of the deposit (3–5% Cu) and is zoned outward to chalcopyrite (2% Cu). At grades of <1% Cu, pyrite–chalcopyrite dominates. Elevated gold grades in the Hugo North/Hugo North Extension deposits occur within the up-dip (western) portion of the intensely-veined, high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.

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The Hugo North Extension occurs within moderately east dipping (65° to 75°) strata contained in a north–northeasterly-elongate fault-bounded block. The deposit is cut by several northeast-striking faults and fault splays near the ML boundary with the Oyu Tolgoi ML. Other than these northeasterly faults, the structural geometry and deformation history of the Hugo North Extension is similar to that of Hugo North.

The Heruga deposit is the most southerly of the currently known deposits within the Oyu Tolgoi trend. The deposit is a copper–gold–molybdenum porphyry deposit and is zoned with a molybdenum-rich carapace at higher elevations overlying gold-rich mineralization at depth. The top of the mineralization starts 500–600 m below the present ground surface. Quartz monzodiorite bodies intrude the Devonian augite basalts as elsewhere in the district. Non-mineralized dykes, comprising about 15% of the volume of the deposit, cut all other rock types. The deposit is transected by a series of north–northeast-trending vertical fault structures that step down 200 m to 300 m at a time to the west and have divided the deposit into at least two structural blocks.

High-grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit. At deeper levels, mineralization consists of chalcopyrite and pyrite in veins and disseminated within biotite–chlorite–albite–actinolite-altered basalt or sericite–albite-altered quartz monzodiorite. The higher levels of the orebody are overprinted by strong quartz–sericite–tourmaline–pyrite alteration where mineralization consists of disseminated and vein-controlled pyrite, chalcopyrite and molybdenite.

A number of prospects have been identified in the Entrée/Oyu Tolgoi JV Project through reconnaissance evaluation, geochemical sampling and geophysical surveys. Some targets have preliminary drill testing. The Entrée/Oyu Tolgoi JV Project retains exploration potential for porphyry and epithermal-style mineralization.

1.6	History

Entrée’s interest in the Project commenced in 2002, when an option agreement was signed with a private Mongolian company over the Shivee Tolgoi and Javhlant exploration licences. Entrée subsequently purchased the licences in 2003, and they were converted to MLs in 2009. The details of the Entrée/Oyu Tolgoi JV are summarized in Section 1.4.

Work completed in the Project area has included: surface reconnaissance mapping; geochemical sampling (trenching, conventional and mobile metal ion soil sampling, rock chip and grab sampling, and stream sediment and pan concentrate sampling); geophysical surveys (induced polarization, regional magnetic, ground magnetometer, and high-resolution magnetotelluric surveys); interpretation of satellite imagery; reverse circulation (RC), polycrystalline (PCD), and core drilling; metallurgical

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testwork; mining, geotechnical, and hydrogeological studies; and social and environmental studies.

1.7	Drilling and Sampling

Approximately 250,000 m of drilling in approximately 250 holes has been completed within the Shivee Tolgoi and Javhlant MLs since 2004. Core drill holes are the principal source of geological and grade data. A small percentage of the drilling total comes from RC or combined RC/core drilling and from PCD drilling.

Core drilling includes 71 drill holes totalling 97,252 m on the Hugo North Extension deposit and 46 drill holes totalling 67,844 m on the Heruga deposit. Entrée has completed 65 core holes totalling 38,244 m and 34 RC holes totalling 4,145 m within the Shivee West property.

There has been no drilling within the Shivee West property since 2011. There has been no drilling on the Entrée/Oyu Tolgoi JV property since 2016.

1.7.1	Entrée/Oyu Tolgoi JV Property Drilling

Most holes at Hugo North and Hugo North Extension were collared with PQ drill rods (85 mm core diameter) and were reduced to HQ size drill rods (63.5 mm) at depths of around 500 m prior to entering the mineralized zone. A small percentage were reduced to NQ size (47.6 mm) and a few holes have continued to depths of about 1,300 m using PQ diameter. Many of the deeper holes were drilled as “daughter” holes (wedges) from a PQ diameter “parent” drill hole. Collar survey methods were similar for core and RC drill holes. Proposed drill hole collars and completed collars are surveyed by a hand-held global positioning system (GPS) unit for preliminary interpretations. After the hole is completed, it is re-surveyed using a Nikon theodolite instrument.

RC drill holes were typically not down-hole surveyed. In general, most RC holes are less than 100 m in depth and therefore unlikely to experience excessive deviations in the drill trace. OTLLC uses down-hole survey instruments to collect the azimuth and inclination at specific depths of the core drill holes for most of the diamond drilling programs. Six principal types of survey method have been used over the duration of the drilling programs, including Eastman Kodak, Flexit, Ranger, gyro, and north-seeking gyro methods.

Recovery data were not collected for the RC drill programs. OTLLC’s geology staff measure core recovery and rock quality designation (RQD) during core drilling programs. In general, OTLLC reports that core recoveries obtained by the various drilling contractors have been very good, averaging between 97% and 99% for all of the deposits. RQD was not recorded for Heruga core, nor was geotechnical logging undertaken.

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The logging comprised capture of geological, alteration, and mineralization data. In August 2010, OTLLC implemented a digital logging data capture using the acQuire system, replacing the earlier paper logging.

Density data have been collected using water immersion methods, with a calliper method used as a quality assurance/quality control check.

1.7.2	Entrée/Oyu Tolgoi JV Property Sampling

Drill core was halved using a saw, and sampled on 2 m intervals.

Independent analytical laboratories used during the analytical programs have included SGS, ALS (primary laboratories) and Bondar Clegg, Chemex, Genalysis, and Actlabs (secondary laboratories). ALS and SGS currently act as the secondary laboratories for each other. The on-site sample preparation facility has been managed by SGS and its predecessor companies since 2002.

Sample preparation protocols were in line with industry norms, consisting of crushing to a nominal 90% at 3.35 mm, and pulverizing to a nominal 90% at 75 µm (-200 mesh).

Until September 2011, all samples submitted to SGS (Mongolia) were routinely assayed for gold, copper, iron, molybdenum, arsenic and silver. Copper, molybdenum, silver, and arsenic were determined by acid digestion followed by an atomic absorption spectroscopy (AAS) finish. Gold was determined using a 30 g fire assay fusion. After 2011, fluorine assays were requested. ALS (Vancouver) was appointed the primary laboratory for the high-resolution multi-element inductively-coupled plasma-mass spectroscopy (ICP-MS) suite, and LECO sulphur and carbon analyses. A trace element composites (TEC) program was undertaken in addition to routine analyses. The composites were subject to multi-element analyses comprising a suite of 47 elements determined by inductively-coupled plasma optical emission spectroscopy/mass spectrometry (ICP-OES/MS). Additional element analyses included mercury by cold vapour AAS, fluorine by KOH fusion/specific ion electrode, and carbon/sulphur by LECO furnace.

All programs since 2003 have included submission of QA/QC samples, consisting of blank samples, standard reference materials (SRMs), duplicate samples, and check samples. For most of the drill programs, OTLLC has maintained a check assay program sending approximately 5% of assayed pulps to secondary laboratories.

Samples were always attended or locked in a sample dispatch facility. Sample collection and transportation have always been undertaken by company or laboratory personnel using company vehicles. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

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1.7.3	Shivee West Property Drilling

Core holes were either completely drilled at PQ or HQ sizes, although some holes were PQ reduced to HQ, and others PQ reduced to HQ to NQ.

Drill hole collars were surveyed at the end of each field season by Geocad Co. Ltd., a surveying company based in Ulaanbaatar, using differential GPS equipment. Entrée downhole-surveyed all core holes at approximately 50 m intervals using a Sperry Sun instrument. No downhole surveys were undertaken for RC holes. Most RC holes are shallow and vertical, and unlikely to have significant deviation. Core recoveries obtained by the drilling contractor were very good, except in localized areas of faulting or fracturing.

Core was logged for lithology, mineralization and alteration, and geological structures.

1.7.4	Shivee West Property Sampling

The 2011 RC holes were sampled on 1 m intervals from collar to planned depth.

Drill core was halved using a saw, and sampled on 2 m intervals.

Independent analytical laboratories used during the analytical programs included SGS for the core drilling, and Actlabs for RC samples.

Sample preparation of drill core consisted of crushing to 85% passing 3.35 mm, followed by pulverizing to 90% passing 75 μm. Gold analysis was undertaken using a 30 g fire assay method. Copper, silver, and molybdenum were determined by AA.

RC samples were pulverized to at least 95% passing 75 µm. Gold and silver analyses were undertaken using a 30 g fire assay method.

Field blank, commercial SRMs, and quarter-core duplicate samples (for RC programs, field duplicates) were included in the sample submissions.

Unsampled core was never left unattended at the rig; boxes are transported to the core logging facility at the camp site twice daily under a geologist or geologist-technician’s supervision. Sampled core was immediately sealed and stored in a fenced facility at the camp site. Samples were delivered under lock and key by Entrée personnel directly to the laboratory in Ulaanbaatar on an approximate weekly basis and using a chain-of-custody form to record transport and receipt of samples.

1.8	Data Verification

OTLLC and its predecessor Ivanhoe Mines reviewed assay quality control sample results supporting drill hole sample assaying on a monthly basis and prepared monthly and quarterly QA/QC reports. These reports describe a systematic monitoring and response to identified issues. In 2011 Ivanhoe Mines reported on an internal review by

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Dale Sketchley, including laboratory audits, quality assurance procedures, quality control monitoring, and database improvements at Oyu Tolgoi for the period 2008 to 2010. Recommendations from this review were implemented or under advisement. No material issues were identified in these reports.

A number of data reviews have been undertaken by independent consultants as part of preparation of technical reports on the Project, including Roscoe Postle Associates in 2002; AMEC and AMEC Minproc from 2002–2014; Barry Smee, from 2002–2008; Quantitative Geoscience from 2007–2008 and again from 2010–2011.

The QP reviewed drilling, sampling, and QA/QC procedures, and inspected drill core, core photos, core logs, and QA/QC reports during 2011 site visits. During this period, he also led the preparation of updated geological models related to the Oyut and Hugo North deposits, including the Hugo North Extension.

The data verification completed by OTLLC and its predecessor companies, and the independent data verification completed by others, including the current QP, are sufficient to conclude the drill hole database is reasonably free of errors and suitable to support Mineral Resource estimation.

1.9	Metallurgical Testwork

Detailed metallurgical testwork has been completed on the Oyut (within the Oyu Tolgoi ML) and Hugo North/Hugo North Extension deposits, and includes flotation, comminution, locked cycle and mineralogical studies. Metallurgical studies for Heruga include liberation analysis, and bulk flotation and open circuit cleaning testwork. Included in the flotation testwork program was some work on ore hardness and grindability.

The first phase of the development of the Oyu Tolgoi mine process facilities was completed with concentrator commissioning in 2013. Testwork results and operations data have been used to develop and update the throughput models and metallurgical predictions, as well as to guide designs for the second development phase. The second phase will include a concentrator conversion, consisting of additional equipment required to process the changing semi-autogenous grind (SAG):ball mill power ratio and higher-grade Hugo North/Hugo North Extension ore.

Throughput algorithms were developed during comminution modelling. The volumetric capacity limit in base data template 31 (BDT31) that was used in the 2014 Oyu Tolgoi Feasibility Study was 5.5 kt/h (121 kt/d, 44.3 Mt/a). After a review of the volumetric capacity in the 2016 Oyu Tolgoi Feasibility Study, this was reduced to 5.0 kt/h (110 kt/d, 40 Mt/a). As a result, for the preparation of the 2016 Oyu Tolgoi Feasibility Study production schedule for the Oyu Tolgoi operation, the plant throughput volumetric limit was changed from 5.5 kt/h to 5.0 kt/h and the instantaneous throughput was increased by 2.2%. Further elevation and revision of the limit is quite

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likely as de-bottlenecking and optimization of the plant continues. The 2016 Oyu Tolgoi Feasibility Study limit has already been reached and may be exceeded as the Central zone (Oyut) ore is treated. For Heruga, throughput is not modeled, but instead is limited to 33.25 Mt/a.

Hugo North/Hugo North Extension recoveries for copper, gold, and silver are based on BDT31, and derived equations. For Heruga, copper recoveries are based on the KM2133 testwork results with recoveries ranging up to 86.5% Cu and producing concentrate grades of 25% by weight copper. The gold and silver recoveries are based on the Hugo North/Hugo North Extension projections.

Copper assays vary with higher-grade Hugo North/Hugo North Extension production and increased bornite content early in the block cave. The peak grades from underground bornite-bearing ores are moderated by simultaneous treatment of large amounts of Central zone (Oyut) ore in 2022–2026. The high copper content, especially with a high Cu:S ratio, is attractive to most smelters as it provides high copper yield while not taxing acid recovery and handling systems. The peak anticipated concentrate grades of 30%–35% Cu are projected from 2022 through 2030. The average grades presented in the 2016 Oyu Tolgoi Feasibility Study after concentrator conversion are expected to be competitive with other imports to the Chinese market at 28% Cu. The significant variability in precious metals content may require shifts in concentrate allocations to smelters.

Arsenic and fluorine are the only penalty elements that have been identified in the Oyut, Hugo North/Hugo North Extension deposits. Enargite is the primary arsenic carrier in these deposits, although tennantite is locally important. For arsenic in copper concentrate, the production model assigns a rate of US$2/t/1,000 ppm above a 3,000 ppm threshold up to the rejection level of 5,000 ppm. For fluorine, the production model assigns a rate of US$2/t/100 ppm above a 300 ppm threshold up to the rejection level of 1,000 ppm. The penalties are in line with terms from custom smelters. It has been reported that no fluorine penalties have been applied under the contract terms in operation since sales commenced in late 2013, so some conservatism is inherent in the net smelter return (NSR) estimates.

Bismuth and fluorine were present at penalty levels for testwork concentrates generated for the Heruga mineralization.

1.10	Mineral Resource Estimation

The database used for the estimation of Mineral Resources for the Hugo North Extension deposit consists of samples and geological information from 37 drill holes, including wedge (daughter) holes, totalling approximately 54,546 m. The database was closed for estimation purposes as of 14 February 2014. The database used to estimate the Mineral Resources for the Heruga deposit consists of samples and

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geological information from 43 drill holes, including wedge holes, totalling 58,276 m. The database was closed for estimation purposes as of 21 June 2009.

OTLLC produced three-dimensional (3D) geological models of the major structures and lithological units. The lithological shapes and faults, together with copper and gold grade shells and deposit zones, constrain the grade analysis and interpolation. Typically, the faults form the first order of hard boundaries constraining the lithological interpretation.

Drill hole assay composites of 5 m lengths were used for both Hugo North/Hugo North Extension and Heruga. Bulk density values were composited into 5 m fixed-length downhole values for Heruga. A straight composite was used for Hugo North/Hugo North Extension.

A strategy of soft, firm, and hard (SFH) boundaries was implemented to account for domain boundary uncertainty (dilution) and to reproduce the input grade sample distribution in the block model. Variographic analysis was completed. Both copper and gold in the Hugo North/Hugo North Extension area displayed short ranges for the first variogram structure and moderate to long ranges for the second variogram structure (where modelled). The nugget variance tended to be low to moderate in all the domains assessed. At Heruga, copper, gold, and molybdenum showed relatively short first variogram structures and long second variogram structures of 250–300 m. Copper and gold showed relatively low nuggets, whereas molybdenum was moderate to high.

The block caving method envisioned for the Hugo North/Hugo North Extension area does not allow for consideration of selectivity. A sub-celled model with parent block dimensions equal to 15 m x 15 m x 15 m and minimum sub-block dimensions down to 5 m x 5 m x 5 m was used for resource estimation. The actual sub-block sizes in the Hugo North/Hugo North Extension model vary as necessary to fit the specified boundaries of the wireframes used to tag the block model. The block models were coded according to zone, lithological domain, and grade shell. For Hugo North/Hugo North Extension, sub-celling was used to honour lithology, grade, and structural contacts. Blocks above topography were removed from the block model. Non-mineralized units were flagged using a lithology code and were excluded during the interpolation process. Blocks in the Hugo North/Hugo North Extension model were assigned an estimation domain using a combination of grade shells or alteration and lithology.

Modelling of Hugo North/Hugo North Extension consisted of grade interpolation by ordinary kriging (OK), except for bulk density, which was interpolated using a combination of simple kriging and inverse distance weighting to the second power (ID2). Restricted and unrestricted grades were interpolated to allow calculation of the metal removed by outlier restriction. Grades were also interpolated using nearest-

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neighbour (NN) methods for validation purposes. Blocks and composites were matched on estimation domain. Three estimation passes were used.

The Heruga block model was coded according to zone, lithological domain, and grade shell. Modelling consisted of grade interpolation by OK. As part of the model validation, grades were also interpolated using NN, inverse distance weighting to the third power (ID3), and OK of uncapped composites. Density was interpolated by ID3. Three estimation passes were used.

Measured, Indicated, and Inferred confidence classifications were assigned to blocks at Hugo North/Hugo North Extension using a combination of a preliminary block classification using a script based on distance to a drill hole and number of drill holes used to estimate a block, generation of probability model for the three confidence categories, and manual cleaning using polygons generated in sectional view.

There are no Measured or Indicated Mineral Resources at Heruga. Interpolated cells were classified as Inferred Mineral Resources if they fell within 150 m of a drill hole composite. All mineralization at Heruga is currently classified as Inferred Mineral Resources.

Once the underground 3D constraining shapes were generated, Mineral Resources were stated for those model cells within the constraining underground stope-block shapes that met a given copper equivalent (CuEq) cut-off grade. The optimized block cave shape used for the considerations of reasonable prospects for eventual economic extraction was created in 2012, using assumptions contained in base data template 29 (BDT29), comprising metal prices of US$3.00/lb Cu and US$970/oz Au. The current Mineral Resource estimate uses pricing developed in BDT31 during 2014. BDT31 has not been updated. The BDT31 copper equivalent formula incorporates copper, gold, silver, and molybdenum. The assumed metal prices are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Metallurgical recoveries for gold, silver, and molybdenum are expressed as percentages relative to copper recovery. Different metallurgical recovery assumptions lead to slightly different copper equivalent formulas for each of the deposits. In all cases, the metallurgical recovery assumptions are based on metallurgical testwork. All elements included in the copper equivalent calculation have a reasonable potential to be recovered and sold except for molybdenum. Molybdenum grades are only considered high enough to potentially support construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension.

Cut-off grades were determined using BDT31 assumptions. The NSR per tonne of mill feed material was required to be equal to or exceed the production cost of a tonne of mill feed for an operation to break even or make money. For the underground mine, the break-even cut-off grade needs to cover the costs of mining, processing, and general and administrative (G&A). A NSR of US$15.34/t would be required to cover

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costs of US$8.00/t for mining, US$5.53/t for processing, and US$1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization. Inferred Mineral Resources at Heruga have been constrained using a CuEq cut-off of 0.37%.

1.11	Mineral Resource Statement

Mineral Resources are reported using the 2014 CIM Definition Standards for Hugo North Extension in Table 1-1 and for Heruga in Table 1-2. OTLLC staff prepared the estimates. The QP responsible for the estimates is Mr Peter Oshust, P.Geo., an Amec Foster Wheeler employee. Mineral Resources are reported for the Entrée/Oyu Tolgoi JV property inclusive of those Mineral Resources that have been converted to Mineral Reserves, and on a 100% basis. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimates have an effective date of 15 January, 2018.

Areas of uncertainty that could materially affect the Mineral Resource estimates include the following: commodity pricing; interpretations of fault geometries; effect of alteration as a control on mineralization; lithological interpretations on a local scale, including dyke modelling and discrimination of different quartz monzodiorite phases; geotechnical assumptions related to the proposed block cave design and material behaviour; metal recovery assumptions; additional dilution considerations that may be introduced by a block cave mining method; assumptions as to operating costs used when assessing reasonable prospects of eventual economic extraction; and changes to drill spacing assumptions and/or the number of drill hole composites used to support confidence classification categories.

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Table 1-1:      Mineral Resource Summary Table, Hugo North Extension

Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Grade Cu (%)	Grade Au (g/t)	Grade Ag (g/t)	Grade CuEq (%)
Indicated	0.37	122	1.68	0.57	4.21	2.03
Inferred	0.37	174	1.00	0.35	2.73	1.21

Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Contained Cu (Mlb)	Contained Au (koz)	Contained Ag (koz)
Indicated	0.37	122	4,515	2,200	16,500
Inferred	0.37	174	3,828	2,000	15,200

Notes to accompany Hugo North Extension Mineral Resource table:

1.	Mineral Resources have an effective date of 15 January, 2018. Mr Peter Oshust, P. Geo, an Amec Foster Wheeler employee, is the Qualified Person responsible for the Mineral Resource estimate.
2.	Mineral Resources are reported inclusive of the Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.	Mineral Resources are constrained within three-dimensional shapes and above a copper equivalent (CuEq) grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and Cu:S ratios. The assumed metal prices are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Molybdenum grades are only considered high enough to support potential construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension. A net smelter return (NSR) of US$15.34/t would be required to cover costs of US$8.00/t for mining, US$5.53/t for processing, and US$1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.
4.	Considerations for reasonable prospects for eventual economic extraction included an underground resource-constraining shape that was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and general and administrative (G&A) costs. A primary and secondary development cost of $8/t and a mining, process, and G&A cost of $12.45/t were used to delineate the constraining shape cut-off.
5.	Mineral Resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, and silver estimates in the Mineral Resource table have not been adjusted for metallurgical recoveries.
6.	Mineral Resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
7.	Figures have been rounded as required by reporting guidelines, and may result in apparent summation differences.

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Table 1-2:      Mineral Resource Summary Table, Heruga

Inferred Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Mo Grade (ppm)	CuEq Grade (%)
Heruga within the Entrée/Oyu Tolgoi JV property	0.37	1,700	0.39	0.37	1.39	113.2	0.64

Inferred Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Contained Cu (Mlb)	Contained Au (koz)	Contained Ag (koz)	Contained Mo (Mlbs)
Heruga within the Entrée/Oyu Tolgoi JV property	0.37	1,700	14,604	20,410	75,932	424

Notes to accompany Heruga Mineral Resource table:

1.	Mineral Resources have an effective date of 15 January, 2018. Mr Peter Oshust, P. Geo, an Amec Foster Wheeler employee, is the Qualified Person responsible for the Mineral Resource estimate.
2.	Mineral Resources are constrained within three-dimensional shapes and above a copper equivalent (CuEq) grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and Cu:S ratios. The assumed metal prices are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. A net smelter return (NSR) of US$15.34/t would be required to cover costs of US$8.00/t for mining, US$5.53/t for processing, and US$1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Heruga mineralization.
3.	Mineral Resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, silver, and molybdenum estimates in the Mineral Resource table have not been adjusted for metallurgical recoveries.
4.	Mineral Resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
5.	Figures have been rounded as required by reporting guidelines, and may result in apparent summation differences.

1.12	Mineral Reserve Estimation

The Mineral Reserve for the Entrée/Oyu Tolgoi JV property is contained within the Hugo North Extension Lift 1 block cave mining plan. The Hugo North/Hugo North Extension underground deposit is to be mined by a variant of the block cave method, panel caving. This approach is to manage the risk of drift and pillar damage associated with high abutment stresses and the high fractured rock mass (orebody). The mine planning work conducted by OTLLC was completed using industry-standard

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mining software and techniques, and smelter terms as set forth in the 2016 Oyu Tolgoi Feasibility Study.

The Mineral Reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal barren rock. Key assumptions used by OTLLC in estimation included:

•	Metal prices used for calculating the Hugo North/Hugo North Extension underground NSR are $3.01/lb Cu, $1,250/oz Au, and $20.37/oz Ag, based on long-term metal price forecasts

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties

•	A footprint cut-off of $46/t NSR and column height shut-off of $17/t NSR were used to maintain grade and productive capacity. It is anticipated that further mine planning will examine lower shut-offs scenarios.

1.13	Mineral Reserve Statement

Mineral Reserves for the Hugo North Extension Lift 1 were estimated by OTLLC personnel during 2014, reviewed by OTLLC as part of the 2016 Oyu Tolgoi Feasibility Study, and summarized in the 2016 OTLLC Competent Person’s Annual Report (OTLLC, 2016g).

The QP has reviewed the estimate, and notes that there has been no depletion or additional drilling and/or engineering that would affect the Mineral Reserve estimate for the Hugo North Extension Lift 1, and therefore the effective date of the Mineral Reserve estimate is the date of finalization of the QP review, which is 15 January, 2018.

The Mineral Reserves for the Hugo North Extension Lift 1 are summarized in Table 1-3.

Factors that may affect the Mineral Reserve estimates include commodity market conditions and pricing; unknowns with respect to the overall interpretation of the Hugo North/Hugo North Extension geology, including faulting and lithology; assumptions related to the design and geotechnical behaviour of the cave mining system, including, but not limited to, the flow of material (ore and dilution) relative to the upward progression and lateral advance of the cave and assumptions of the long-term performance of the mine infrastructure (both support and production); and assumptions related to the metal recovery in the mill and downstream processing, including, but not limited to, metal recovery, mill throughput, contaminant elements (particularly arsenic and fluorine).

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Table 1-3:      Mineral Reserves Statement

Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Probable	35	1.59	0.55	3.72
Total Entrée/Oyu Tolgoi Joint Venture Property	35	1.59	0.55	3.72

Notes to accompany Mineral Reserves table:

1.	Mineral Reserves were estimated by OTLLC personnel, and have an effective date of 15 January, 2018. Dr Ian Loomis, P.E., an Amec Foster Wheeler employee, is the Qualified Person who reviewed the Mineral Reserve estimate.

2.	For the underground block cave, all Mineral Resources within the cave outline have been converted to Probable Mineral Reserves. No Proven Mineral Reserves have been estimated. This includes low-grade Indicated Mineral Resource, and Inferred Mineral Resource assigned zero grade that is treated as dilution

3.	A footprint cut-off NSR of $46/t and column height shut-off NSR of $17/t were used define the footprint and column heights. An average dilution entry point of 60% of the column height was used. The NSR calculation assumed metal prices of $3.01/lb Cu, $1,250/oz Au, and $20.37/oz Ag. The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using base data template 31. Metallurgical assumptions in the NSR include recoveries of 90.6% for Cu, 82.3% for Au, and 87.3% for Ag.

4.	Mineral Resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

5.	Figures have been rounded as required by reporting guidelines, and may result in apparent summation differences.

1.14	Mining Methods

The weak, massive nature of the Hugo North/Hugo North Extension deposit and the location between 700 m and 1,400 m below surface make them well suited, both geotechnically and economically, to large-scale cave mining methods. Caving methods require large, early capital investment but are generally highly productive with relatively low operating costs. The long operating life of the mine is supportive of the initial capital investment and results in a very low total cost on a production basis.

Hugo North/Hugo North Extension Lift 1, which has high copper and gold grades, will be mined as three panels. A panel is a defined contiguous portion of the overall cave footprint that is treated as a more-or-less independent and sequenced mining/production area. The Hugo North Extension area is located at the northern portion of Panel 1.

Production will ramp up to an average of 95,000 t/d of ore to the mill during the planned peak production period for the combined Hugo North/Hugo North Extension Lift 1 from 2027 through 2035. Overall production from the combined Hugo North/Hugo North Extension Lift 1 is planned to ramp down from 2035 to completion in 2039. During the production life of the Hugo North Extension portion of Lift 1, the pre-

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production period is planned to begin in 2021 with the first drawbell in 2026, and production is to be completed in 2034.

The majority of the mine infrastructure required to support the successful extraction of the Mineral Reserves within the Entrée/Oyu Tolgoi JV property will be located within the Oyu Tolgoi ML; however, the mining method is consistent across both Hugo North Lift 1 and Hugo North Extension Lift 1. The primary life-of-mine material handling system (conveyor to surface) will transport ore to the surface by means of a series of conveyors.

To support overall mining of Hugo North/Hugo North Extension Lift 1, five shafts, approximately 203 km of lateral development, 6.8 km of vertical raising (raisebore and drop-raise) and 137,000 m3 of mass excavations will be undertaken. The Lift 1 levels are approximately 1,300 m below surface. Of the 2,231 drawpoints planned for Hugo North/Hugo North Extension Lift 1 and accessed from 52 extraction drifts, 238 drawpoints are located within the Hugo North Extension area. For Hugo North Extension portion of Lift 1, approximately 15.4 km of lateral development and approximately 781 m of vertical raising will be required.

From the geotechnical perspective, Hugo North/Hugo North Extension is considered as highly suitable for cave mining methods, and the risks associated with caveability and propagation are considered to be low. Fine fragmentation is expected with all geotechnical domains, thus secondary breakage requirements are not expected to pose a risk to the production schedule ramp-up or full production rates. The Hugo North Extension portion of Lift 1 is anticipated to have a higher proportion of ‘Good’ ground conditions relative to Hugo North/ Hugo North Extension Lift 1 as a whole. The costing of the underground has used a 60% Good ground and 40% Poor ground assumption as a more conservative estimate of ground control costs. The mine shafts and permanent infrastructure are all planned to be located outside of, or under, the predicted facture limits and “subsidence cone”.

The mining layout will include:

•	Apex and undercut levels to provide access drifts for production drills, blasting and mucking for the purpose of undercutting the ore deposit on the associated lift. The undercut drifts are planned to be spaced on 28 m intervals, situated 17 m above and half-way between the extraction drifts. The apex drifts will be situated 34 m above the extraction drifts at the top of the major apex pillars.

•	Extraction drifts and drawbells for efficient load-haul-dump (LHD) operation to draw ore from the associated drawpoints, using an El Teniente-style (straight-through) drawbell layout on a 15 m spacing. The extraction drifts are planned to be spaced 28 m apart, on centre. The overall drawbell spacing layout is 28 x 15 m. Within the drawbells, a drawcone centroid spacing of 10 m is used to promote interactive draw from the cave

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•	Haulage levels to collect development and production ore material from the extraction and undercut levels, and transport it, using road trains, to crushers for size reduction. The haulage level will be located 44 m below the extraction level

•	Intake ventilation system to provide fresh air to the mining footprint levels, main travel ways, mine working areas and to underground fixed facilities. Fresh air to the footprint levels is planned to be supplied through two sets of twin intake tunnels to the extraction fringe (perimeter) drifts

•	Exhaust ventilation system to remove vitiated air from the mine. Exhaust drifts in the exhaust level will run the length of the deposit along the centre of the deposit axis.

Road trains will haul from the loading chutes to the primary crushers on the west side of the mining footprint. Crushed material will be transferred by a series of conveyors directly to the surface or to the Shaft 2 hoisting system. Shaft 2 is intended to serve as the initial material handling route to surface until the conveyor-to-surface is commissioned.

Overall vertical development will include shaft development, ore/waste passes and ventilation raises. With the exception of the shafts, vertical development is planned to use several methods, including raise bore, boxhole, and drop-raise.

The underground mine requires a number of surface facilities to support the underground operations. At Hugo North/Hugo North Extension Lift 1 these include: Shaft 1 area, production shaft farm, Shaft 4 area, and conveyor-to-surface portal area. For the purposes of this Report, Shaft 4 was anticipated to be sunk on the Entrée/Oyu Tolgoi JV property, to a depth below surface of 1,149 m. To reach the Hugo North Lift 1 exhaust gallery, approximately 1,020 m of lateral development will be required on the Entrée/Oyu Tolgoi JV property. A batch plant may also be constructed within the property area.

The underground mobile equipment fleet is classified into seven broad categories, including: mucking (LHDs); haulage (road trains and articulated haul trucks); drilling (jumbos, production drills and bolting equipment); raise bore and boxhole; utilities and underground support (flatbeds, boom trucks, fuel and lube trucks, explosive carriers, shotcrete transmixers and sprayers, etc.); surface support; and light vehicles (personnel transports, “jeeps”, tractors, etc.).

Major fixed equipment will include: material handling (crushing and conveying); fans and ventilation equipment; pumping and water handling equipment; power distribution equipment; data and communications equipment; and maintenance equipment (fixed shop furnishing).

The overall processing schedule was balanced to meet the available mill hours. The forecast production schedule for Hugo North Extension Lift 1 is included in Figure 1-2.

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Figure 1-2:    Hugo North Extension Lift 1 – Underground Material Movement and Average Grade

Note: Figure prepared by Amec Foster Wheeler, 2017. Hugo North EJV refers to Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property. Year 6 = 2021.

1.15	Recovery Methods

Entrée’s share of products will, unless Entrée otherwise agrees, be processed at the OTLLC facilities by paying milling and smelting charges. The OTLLC facilities are not intended to be profit centres and therefore, minerals from the Entrée/Oyu Tolgoi JV property will be processed at cost. OTLLC will also make the OTLLC facilities available to Entrée at the same terms if spare processing capacity exists to process other suitable mill feed.

The Phase 1 concentrator was commissioned in early 2013. The nameplate processing capacity of 96 kt/d was achieved in August 2013. The process plant employs a conventional semi-autogenous grind (SAG) mill/ball mill/grinding circuit (SABC) followed by flotation.

Phase 1 uses two grinding lines (Lines 1 and 2), each consisting of a SAG mill, two parallel ball mills, and associated downstream equipment to treat up to 100 kt/d of ore from the Oyut open pit. Operating data have been used in Phase 2 design, which addresses the delivery of Hugo North/Hugo North Extension underground plant feed via Lift 1 in conjunction with open pit mining.

The intent of Phase 2 is to treat all of the high-value Hugo North/Hugo North Extension Lift 1 ore delivered by the mine, supplemented by OTLLC’s open pit ore to fill the mill

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to its capacity limit. The Phase 2 concentrator development program will optimize the concentrator circuit to enable it to maximise recovery from the higher-grade Hugo North/Hugo North Extension Lift 1 ore and to allow it to handle higher tonnage throughput. Components that require upgrading to accommodate the gradual introduction of ore from underground include: the ball mill; rougher flotation circuit; flotation columns; concentrate filtration, thickening, and bagging areas; and bagged storage facilities.

Reagents and media required will include lime, primary collector, secondary collector, frother, tailings flocculant, water treatment chemicals, and grinding media. With the addition of the concentrator conversion loads, the peak operating load demand from the existing 220 kV concentrator substation will increase by an estimated 20 MW (from 116–136 MW), and the nominal operating (diversified) load will increase by an estimated 19 MW (from 106–125 MW). The concentrator raw water demand varies seasonally. Annual average raw water demand is projected to be 0.45 m3/t ore processed.

1.16	Project Infrastructure

Infrastructure required for Phase 1 of the Oyu Tolgoi project has been completed, and includes: access roads, airport, accommodation, open pit and quarries, tailings and waste rock storage facilities, process plant, batch plants, administration, warehousing, emergency, and maintenance facilities, power and water supply and related distribution infrastructure, water and waste management infrastructure, heating and fuel storage.

Additional infrastructure that will be required to support Phase 2, or modifications to the Phase 1 infrastructure, includes: construction of conveyor decline and shafts; construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure; concentrator conversion; modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems; expanded logistical and accommodations infrastructure; underground maintenance and fuel storage facilities; expanded water supply and distribution infrastructure; and expanded tailings storage (TSF) capacity.

OTLLC has a power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi project. The term of this agreement covers the commissioning of the business, plus the initial four years of commercial operations. In August 2014, Turquoise Hill announced that OTLLC had signed a power sector cooperation agreement (PSCA) with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power provider. Participation in the PSCA meets OTLLC’s obligation in the Investment Agreement to establish a long-term power supply within Mongolia four years from the commencement of commercial production.

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Signing of a PSCA has reset the four years obligation while the opportunity for the establishment of an independent power provider at Tavan Tolgoi is studied.

1.17	Environmental, Permitting and Social Considerations

1.17.1	Environmental Considerations

OTLLC has completed a comprehensive Environmental and Social Impact Assessment (ESIA) for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV property. The ESIA is a summary of several research programs and reports, including the following baseline studies: climate and climate change; air quality; noise and vibration; topography, geology, and topsoil; water resources; biodiversity and ecosystems; population and demographics; employment and livelihoods; land use; transport and infrastructure; archaeology; cultural heritage; and community health, safety, and security. The ESIA also sets out measures through all project phases to avoid, minimise, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the requirements of the Equator Principles, and the standards and policies of the International Finance Corporation (IFC), European Bank for Reconstruction and Development (EBRD), and other financing institutions.

In addition to the project elements identified above, certain other activities and facilities are expected to be developed over time, either as part of or in support of the project, that do not constitute part of the project for the purposes of the ESIA. These include project expansion to support an increase in plant feed throughput from 100,000 t/d to 160,000 t/d and the long-term power supply. While the impacts of these project elements, and their mitigation and management, are not directly addressed in the ESIA they are considered in the cumulative impact assessment of the ESIA.

OTLLC has posted environmental bonds to the Mongolian Ministry of Environment, Green Development and Tourism (MEGDT) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site.

OTLLC has implemented and audited an environmental management system (EMS) that conforms to the requirements of ISO 14001:2004.

The management plans developed for the Oyu Tolgoi project address the management of health, safety, environment, and social aspects associated with the project. The management plans form part of the mine’s Integrated Health, Safety, Environment and Community Management System (HSECMS). The HSECMS has been audited and is certified to ISO 14001 and OHSAS 18001.

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1.17.2	Tailings Storage Facility

The existing TSF is located 2 km east of the Oyut open pit, about 5 km southeast of the process plant, and within the Oyu Tolgoi ML. Conventional thickened tailings are currently deposited.

For the first 18 years of production, the TSF will consist of two cells, each approximately 4 km2 in size, to store a total of 670 Mt of tailings. The facility will be constructed in two stages, starting with Cell 1 and then continuing with Cell 2. Conventional thickened tailings are currently deposited in Cell 1.

The TSF receives thickened (60% to 64% solids density) tailings from the tailings thickeners at the Oyu Tolgoi concentrator. A floating barge pump station returns all supernatant reclaim water to the main process water pond at the concentrator for reuse. The TSF embankment is raised each year using a downstream methodology to ensure that sufficient storage capacity for ongoing tailings deposition, with flood storage and freeboard, is retained at all times.

1.17.3	Water Management

The Gunii Hooloi basin extends 35 km to 70 km north of the Oyu Tolgoi site, and is the source of raw water for the mining operations. Water demand for the Oyu Tolgoi facilities has been calculated at between 588 L/s and 785 L/s, with an average yearly demand of 696 L/s, to meet a production rate of 100,000 t/d. The Gunii Hooloi aquifer can meet the mine water requirements. Updated hydrogeological modelling, completed in 2013, demonstrates that the Gunii Hooloi aquifer is capable of providing 1,475 L/s.

Water management and conservation were given the highest priority in all aspects of the Oyu Tolgoi project design. The current water budget is based on the use of 550 L/s and operating performance of the concentrator suggests this is a reasonable estimate. The water consumption compares favourably with other large operations in similar arid conditions.

Due to its proximity to the Oyut open pit, the Undai River has been diverted. The river diversion system consists of three components: a dam, diversion channel, and subsurface diversion.

1.17.4	Closure and Reclamation Planning

Current closure planning is based on a combination of progressive rehabilitation and closure planning. The Oyu Tolgoi Mine Closure Plan for OTLLC was completed in June 2012, updated in 2014, and is based on the design status at that time.

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1.17.5	Permitting Considerations

The Mongolian Minerals Law (2006) and Mongolian Land Law (2002) govern exploration, mining, and land use rights for the Oyu Tolgoi project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. OTLLC has studied and continues to study the permitting and approval requirements for the development of the Oyu Tolgoi project including the Entrée/Oyu Tolgoi JV property, and maintains a permit and licencing register. OTLLC personnel, working with the Mongolian authorities, have developed descriptions of the permitting processes and procedures for the Oyu Tolgoi project, including the underground development of the Entrée/Oyu Tolgoi JV property. OTLLC has stated that permits have been obtained for underground mining.

1.17.6	Social Considerations

A social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment (SIA) for the Oyu Tolgoi project. The cumulative impact assessment examined geographical areas, communities, and regional stakeholders that could be subject to cumulative impacts from further developments at Oyu Tolgoi together with other existing or planned projects, trends, and developments within the South Gobi region.

Community and social management plans, procedures and strategies have been developed. The surrounding community (predominantly herders) and local government are kept fully informed about mine developments and provide input and review of implementation of plans, procedures and strategies that directly affect them.

1.18	Markets and Contracts

Commodity pricing is based on pricing from the Turquoise Hill 2016 Oyu Tolgoi Technical Report, which uses the 2016 Oyu Tolgoi Feasibility Study as a basis, and which in turn is based on reviews of long-term consensus estimates reported in public reports.

OTLLC has developed a marketing strategy for the Oyu Tolgoi project, including their portion of the mineralization within the Entrée/Oyu Tolgoi JV property.

Under the terms of the JVA (Article 12), Entrée retains the right to take the product in kind. For the purposes of this Report, it has been assumed that Entrée takes control of their portion of the bagged concentrate and that the sales of concentrate will use the same approximate smelter terms, transport and other marketing costs as for the OTLLC concentrate.

Amec Foster Wheeler did not review contracts, pricing studies, or smelter terms developed by OTLLC or their third-party consultants as these were considered by

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OTLLC to be confidential to OTLLC. Instead, Amec Foster Wheeler relied on summary pricing and smelting information provided by OTLLC within the 2016 Oyu Tolgoi Feasibility Study and OTLLC’s BDT31. Based on the review of this summary information, the OTLLC smelter terms are similar to smelter terms for which Amec Foster Wheeler is familiar, and the metal pricing is in line with Amec Foster Wheeler’s assessment of industry-consensus long-term pricing estimates.

1.19	Capital Cost Estimates

Capital cost and sustaining cost estimates were prepared as separate and independent estimates. The overall capital cost and sustaining cost estimates are from the Phase 2 estimates in the 2016 Oyu Tolgoi Feasibility Study.

The capital cost estimate represents the overall development for the Hugo North/Hugo North Extension Lift 1 underground mine, supporting shafts, the concentrator conversion project, and the infrastructure expansion project. The capital estimate also includes the costs associated with the engineering, procurement and construction management (EPCM) and Owner’s project costs. Costs include value-added tax (VAT) and duties. The overall estimated capital cost to design, procure, construct, and commission the complete expansion, inclusive of an underground block cave mine, supporting shafts, concentrator conversion, and supporting infrastructure expansion, is US$5.093 billion. Table 1-4 provides a summary of the overall capital cost estimate.

Sustaining capital costs were estimated for Hugo North/Hugo North Extension Lift 1 in the 2016 Oyu Tolgoi Feasibility Study for tailings, processing, and underground mining, and infrastructure/other. Table 1-5 provides the overall sustaining capital cost estimate for each area on a dollar-per-tonne processed basis.

Amec Foster Wheeler reviewed the 2016 Oyu Tolgoi Feasibility Study overall capital and sustaining capital cost estimates, and then proportioned the estimates to the Entrée/Oyu Tolgoi JV property and to Entrée’s 20% attributable portion based on the JVA. The resulting attributable portions of the capital cost/sustaining capital cost estimates are discussed in Section 1.22.

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Table 1-4:      Overall Capital Cost Estimate Summary

	Unit	Total	2016	2017	2018	2019	2020	2021	2022
Concentrator expansion	US$ M	145	—	—	—	29.2	62.6	53.0	—
Mine Shaft #2	US$ M	194	31.7	85.5	46.9	30.2	—	—	—
Mine Shaft #3	US$ M	209	—	9.7	46.3	69.8	66.8	16.8	—
Mine Shaft #4	US$ M	246	—	6.0	75.5	66.6	80.3	17.1	—
Mine Shaft #5	US$ M	63	11.4	28.2	23.2	—	—	—	—
Hugo North/Hugo North Extension Lift #1 U/G construction	US$ M	1,730	159.0	358.1	428.0	440.9	224.3	97.3	22.2
Infrastructure and CHP	US$ M	404	50.1	93.5	76.8	70.1	78.6	33.8	1.5
Misc Indirects	US$ M	902	44.1	159.6	191.0	224.3	171.5	84.7	26.6
Detailed engineering	US$ M	79	28.0	22.9	21.5	1.9	2.5	1.3	0.6
PMC / EPCM	US$ M	295	35.1	57.4	62.8	58.7	45.9	28.4	6.5
Owners PM	US$ M	501	71.9	53.1	98.9	88.5	98.7	54.6	34.9
Total expansion capital cost (excluding VAT and duty and cont.)	US$ M	4,767	431.3	874.0	1,070.9	1,080.3	831.2	387.1	92.4
VAT and duties	US$ M	326	27.2	70.2	71.5	60.1	64.2	29.1	3.5
Expansion capital costs total expansion capital cost (including VAT and Duty and Cont.)	US$ M	5,093	458.5	944.2	1,142.4	1,140.4	895.3	416.2	95.8

Notes:

1. The overall capital cost estimate presented is for Hugo North/Hugo North Extension Lift 1.

2. Capital costs include only direct project costs and exclude interest expense, capitalized interest, debt repayments, tax pre-payments and forex adjustments.

3. The 2016 Oyu Tolgoi Feasibility Study total capital cost above includes capital costs for the year 2016.

4. Misc = miscellaneous, UG = underground, CHP = central heating plant, PMC = project management and construction, EPCM = engineering, procurement and construction management, EPMC = engineering project management and construction, PM = project management, VAT = value-added tax, cont. = contingency.

Table 1-5:      Overall Sustaining Capital Cost Estimate

Description	Unit	Value
Tailings storage facility construction	$/t processed	0.91
Concentrator	$/t processed	0.12
Underground mining	$/t processed	6.69
Infrastructure	$/t processed	0.18
Total	$/t processed	7.90

Note: The overall sustaining capital cost estimate presented is for Hugo North/Hugo North Extension Lift 1.

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1.20	Operating Cost Estimates

The overall operating costs are based on a mine plan that consists of both the Oyut open pit material and Hugo North/Hugo North Extension Lift 1 underground ore in the 2016 Oyu Tolgoi Feasibility Study. The Oyut open pit supplies the initial source of ore to the mill at a nominal capacity of 100 kt/d.

Once production from underground commences, the open pit feed to the mill is continually displaced by the higher-grade ore from Hugo North/Hugo North Extension Lift 1. Production of ore from Hugo North/Hugo North Extension Lift 1 ramps up from 2020 until 2027 when it reaches a steady-state production level.

Feed from the underground mine is planned to commence from 2020 and then ramp up to the full underground design tonnage of 95 kt/d. The mill operating rate at that time will be a nominal 110 kt/d, due to the softer and higher processing throughput rate of the Hugo North/Hugo North Extension Lift 1 ore.

Operating costs for the concentrator and infrastructure represent a combined open pit and underground mining operation post-2015, assuming the Phase 2 underground operation is undertaken in conjunction with open pit mining.

The overall operating cost estimates includes all expenses to operate and maintain the Oyu Tolgoi plant plus the sustaining capital required to keep the plant running at its design capacity. Escalation is excluded from the operating costs per Rio Tinto guidelines. No cost of financing is included. No royalties or joint venture fees are included. Power has been treated as a purchased utility from a third-party provider.

Table 1-6 provides a summary of the overall operating cost estimate. The operating costs for the Entrée/Oyu Tolgoi JV property, and Entrée’s 20% attributable portion of the operating cost estimate, is discussed in Section 1.22.

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Table 1-6:      Overall Operating Cost Estimate

Description	Unit	Value
Mining	$/t processed	6.19
Processing	$/t processed	8.41
Infrastructure	$/t processed	2.04
Total	$/t processed	16.64

Note: The overall operating cost estimate presented is for Hugo North/Hugo North Extension Lift 1.

1.21	Cautionary Statements

The results of the economic analyses discussed in Section 1.22 and Section 1.24.12 represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Information that is forward-looking includes:

•	Mineral Resource and Mineral Reserve estimates

•	Assumed commodity prices and exchange rates

•	The proposed mine production plan

•	Projected mining and process recovery rates

•	Assumptions as to mining dilution

•	Sustaining costs and proposed operating costs

•	Interpretations and assumptions as to joint venture and agreement terms

•	Assumptions as to closure costs and closure requirements

•	Assumptions as to environmental, permitting and social risks.

Additional risks to the forward-looking information include:

•	Changes to costs of production from what is assumed

•	Unrecognized environmental risks

•	Unanticipated reclamation expenses

•	Unexpected variations in quantity of mineralized material, grade or recovery rates

•	Geotechnical or hydrogeological considerations during mining being different from what was assumed

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•	Failure of mining methods to operate as anticipated

•	Failure of plant, equipment or processes to operate as anticipated

•	Changes to assumptions as to the availability of electrical power, and the power rates used in the operating cost estimates and financial analysis

•	Changes to assumptions as to salvage values

•	Ability to maintain the social licence to operate

•	Accidents, labour disputes and other risks of the mining industry

•	Changes to interest rates

•	Changes to tax rates.

The cash flows are based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions, or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all the benefits of the Oyu Tolgoi Investment Agreement, including with respect to taxes and royalties. If Entrée is not entitled to all the benefits of the Oyu Tolgoi Investment Agreement, it could have an adverse effect on Entrée’s future cash flow and financial condition. For example, Entrée could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. To become entitled to the benefits of the Oyu Tolgoi Investment Agreement, Entrée may be required to negotiate and enter into a mutually acceptable agreement with the Government of Mongolia or other Oyu Tolgoi stakeholders, with respect to Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV property mineralization or otherwise.

1.22	Economic Analysis

Amec Foster Wheeler apportioned the overall capital and sustaining capital costs according to Entrée’s interpretation of the terms of the Entrée/Oyu Tolgoi JV agreement for use in the economic assessment. This interpretation includes:

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•	OTLLC is responsible for 80% of all capital expenditures incurred on the Entrée/Oyu Tolgoi JV property for the benefit of the Entrée/Oyu Tolgoi JV and Entrée is responsible for the remaining 20%

•	Any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. Mill feed from the Entrée/Oyu Tolgoi JV property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs)

•	Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV property

•	Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence (facilities and underground infrastructure) as an amortization charge for capital costs that will be calculated in accordance with Canadian generally-accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-ofmine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled

•	For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV property, Entrée will recognize its proportional share of costs at the time of actual expenditure

•	Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The Entrée/Oyu Tolgoi JV property total capital and sustaining capital cost is estimated at US$261.7 million. The total amortized capital cost is estimated at $395.7 million.

Entrée’s 20% attributable portion of the Hugo North Extension Lift 1 development/sustaining and amortized capital cost is US$52.3 million and US$79.1 million respectively.

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The Entrée/Oyu Tolgoi JV property total operating costs average $37.08/t processed, and are inclusive of the amortized capital, refining and smelting charges, and a 2% administrative fee.

Entrée’s 20% attributable portion of the operating costs for Hugo North Extension Lift 1 on a per tonne milled basis averages US$37.08 over the LOM.

Based on the above inputs, Amec Foster Wheeler completed an economic analysis for Entrée’s 20% attributable portion of the Entrée/Oyu Tolgoi JV property using both pre-tax and after-tax discounted cash flow analyses. The economic analysis was prepared using the following long-term metal price estimates: copper at US$3.00/lb; gold at US$1,300/oz and silver at US$19.00/oz.

The pre-tax cash flow and the after-tax net present value at a discount rate of 8% (NPV@8%) for Entrée’s 20% attributable portion of the Mineral Reserves is US$382 million and US$111 million respectively. A summary of the financial results is shown in Table 1-7. Internal rate of return (IRR) and payback are not presented, because, with 100% financing, neither is applicable.

Mine site cash costs, total cash costs (C1), and all-in sustaining costs are shown in Table 1-8 for Entrée’s 20% attributable portion. Cash costs are those costs relating to the direct operating costs of the mine site including:

•	On site operating costs (direct mining, processing, and tailings)

•	Capital carrying costs (amortization charge)

•	Administrative fees

•	Refining, smelting, and transportation costs

Total cash costs (C1 costs) are the cash costs less by product credits for gold and silver. All-in sustaining costs after credits are the total cash costs plus mineral royalties, reclamation accrual costs, and sustaining capital charges.

1.23	Sensitivity Analysis

Entrée’s 20% attributable portion was evaluated for sensitivity to variations in capital costs, operating costs, copper grade, and copper price. Entrée’s 20% attributable portion is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs.

Figure 1-3 is an after-tax NPV sensitivity graph for Entrée’s 20% attributable portion. The copper grade sensitivity mirrors the copper price and plots on the same line.

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Table 1-7:      Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)

	Units	Value
LOM processed material (Entrée/Oyu Tolgoi JV property)

Probable Mineral Reserve feed		34.8 Mt grading 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)

Copper recovered	Mlb	1,115
Gold recovered	koz	514
Silver recovered	koz	3,651
Entrée’s 20% attributable portion financial results
LOM cash flow, pre-tax	US$M	382
NPV(5%), after-tax	US$M	157
NPV(8%), after-tax	US$M	111
NPV(10%), after-tax	US$M	89

Notes:

1.	Long-term metal prices used in the NPV economic analyses are: copper US$3.0/lb, gold US$1,300/oz, silver US$19.0/oz.
2.	The Mineral Reserves within the Hugo North Extension Lift 1 are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
3.	Figures have been rounded.

Table 1-8:      Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion

Description	Unit	LOM Average
Mine site cash cost	$/lb payable copper	0.95
TC/RC, royalties and transport	$/lb payable copper	0.29
Total cash costs before credits	$/lb payable copper	1.24
Gold credits	$/lb payable copper	0.62
Silver credits	$/lb payable copper	0.06
Total cash costs after credits	$/lb payable copper	0.56
Total all-in sustaining costs after credits	$/lb payable copper	1.03

Note: TC/RC = treatment and refining charges

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Figure 1-3:    After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion

Note: Figure prepared by Amec Foster Wheeler, 2018.

1.24	Preliminary Economic Assessment

1.24.1	Introduction

The PEA that follows is an alternative development option done at the conceptual level based on Mineral Resources, which assesses the inclusion of the Hugo North Extension Lift 2 and the portion of the Heruga deposit within the Javhlant ML into an overall mine plan with the Hugo North Extension Lift 1 deposit.

The mine plan is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized.

Sections 1.1 to 1.11, and 1.24 to 1.26 of this summary also apply to the 2018 PEA. Years presented in the 2018 PEA are for illustrative purposes only.

1.24.2	Mineral Resource Subset within the 2018 PEA Mine Plan

The 2018 PEA is based on the subset of Mineral Resources in Table 1-9. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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Table 1-9:      Subset of Mineral Resources within the 2018 PEA Mine Plan

			Grades
Classification by Deposit	NSR ($/t)	Tonnage (kt)	CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t_	Mo (ppm)
Hugo North Extension Lift 1
Indicated	100.57	34,800	1.93	1.59	0.55	3.72	—
Hugo North Extension, Lift 2
Indicated	83.80	78,400	1.64	1.34	0.48	3.59	—
Inferred	83.80	88,400	1.64	1.34	0.48	3.59	—
Heruga – Javhlant ML
Inferred	32.19	619,718	0.71	0.42	0.43	1.53	124

Note: The tabulation was derived by Amec Foster Wheeler at a conceptual level from data supplied by OTLLC. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

1.24.3	Mine Plan

For planning purposes, the 2016 Oyu Tolgoi Feasibility Study assumes that the overall underground production is capped at approximately 33 Mt/a for the foreseeable mine life, and that this cap is based on the mill capacity; this capping assumption is used in the 2018 PEA.

Since the subset of the Mineral Resources within the Entrée/Oyu Tolgoi JV property is planned to be mined as part of an overall strategy for the mineralization within the Oyu Tolgoi ML combined with that in the Entrée/Oyu Tolgoi JV property, there are gaps in the planned production periods. Figure 1-4 shows the production forecast for the subset of the Mineral Resources within the 2018 PEA mine plan.

The subset of the Mineral Resource in the mine plan is separated into three mining areas within the Entrée/Oyu Tolgoi JV property: Hugo North Extension Lift 1, Hugo North Extension Lift 2, and the portion of the Heruga deposit within the Javhlant ML. The current level of knowledge regarding these areas suggests that panel cave mining is appropriate for all three areas.

Mineralized material delivery from Hugo North Extension Lift 1 is anticipated to begin in 2021, when development commences within this area. Production from the cave is expected in 2026 when the first drawbelling occurs. Production is projected to occur for nine years (2026 to 2034) with a peak production (8.3 Mt/a) occurring in 2031.

The Hugo North mine planning and optimization indicated that the ideal elevation for the second lift (Lift 2) is approximately 400 m below Lift 1. The mine plan assumes that 723 drawpoints will be constructed between 2035 and 2046 in the Hugo North Extension Lift 2 area.

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Figure 1-4:    2018 PEA Production Forecast for the Subset of Mineral Resources within the 2018 PEA Mine Plan

Note: Figure prepared by Amec Foster Wheeler, 2017. Abbreviations: HN1-EJV = Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property; HN2-EJV = Hugo North Extension Lift 2 within the Entrée/Oyu Tolgoi JV property; Heruga-EJV = Heruga within the Entrée/Oyu Tolgoi JV property.

Initial mill feed delivery from the Hugo North Extension Lift 2 is assumed to begin in 2028 when development commencesin the Hugo North Extension Lift 2 area. Production from Hugo North Extension Lift 2 is anticipated to begin in 2035 with the completion of the first drawpoints. The peak production from Hugo North Extension Lift 2 is expected to be approximately 41,500 t/d in 2046, and the average production rate (2028–2053) is planned at about 17,800 t/d. Access to the Lift 2 mining horizon will be by extension of the Lift 1 facilities, including extending the conveyor decline system for mineralized material and waste haulage, and providing a service decline for personnel, equipment and material. The main ventilation shafts would be extended down to the Lift 2 horizon. Given the overall similarities to Lift 1, the overall layout and support facilities will be, likewise, similar to Lift 1.

A 2014 study separated Heruga into a north and south zone for mine planning purposes, and assumed that these would be at separate elevations (-20 masl and -350 masl respectively). This Report considered a total of 2,606 drawpoints to be included for both caves; of these 2,265 would be within the Entrée/Oyu Tolgoi JV property, while the remainder would be within the Oyu Tolgoi ML.

Mineralized material will be removed by means of a conveyor to surface. Four shafts will be required to accommodate the ventilation requirements and access for personnel, material and equipment into/out of the mine. The production rate from Heruga is considered to be the same at the Hugo North/Hugo North Extension

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complex (~95,000 t/d) to meet the capacity of the mill. Hence, the overall scale of the underground and surface infrastructure will be similar to that associated with Hugo North/Hugo North Extension. In the 2018 PEA mine plan, development in mill feed material would begin from the southern Heruga zone in 2065. The first drawbell would be fired in 2069, and the mine would achieve rated capacity in 2083.

Production from the Entrée/Oyu Tolgoi JV property would cease in 2097. Average production from the Entrée/Oyu Tolgoi JV property between 2069 and 2097 (inclusive) would be approximately 59,200 t/d.

All three mines in the 2018 PEA case are anticipated to use a similar equipment fleet based on the requirements of the common block cave technique. The following equipment will be required: mucking (LHDs); haulage (road trains and articulated haul trucks); drilling (jumbos, production drills and bolting equipment); raise bore and boxhole; utilities and underground support (flatbeds, boom trucks, fuel and lube trucks, explosive carriers, shotcrete transmixers and sprayers, etc.); surface support; and light vehicles.

Major fixed equipment will include: material handling (crushing and conveying); fans and ventilation equipment; pumping and water handling equipment; power distribution equipment; data and communications equipment; and maintenance equipment (fixed shop furnishing).

1.24.4	Recovery Methods

The 2018 PEA assumes that no changes will be required to the process plant from those contemplated in the Phase 2 concentrator development program (see Section 1.15), and that the same mill throughput will be maintained.

1.24.5	Project Infrastructure

The majority of the primary infrastructure and facilities required for the Oyu Tolgoi project were completed during Phase 1. The 2018 PEA assumes that the infrastructure in place for Hugo North/Hugo North Extension Lift 1 will be available for Hugo North/Hugo North Extension Lift 2, and that a similar design will be employed for the underground mining operation. For the purposes of the 2018 PEA mine plan, it was assumed that Heruga will be a completely new mine that does not take account of pre-existing mine and support infrastructure associated with the Hugo North/Hugo North Extension Lift 1 and Lift 2 mines.

Key additional infrastructure assumptions that would be needed to support the 2018 PEA mine plan in addition to that contemplated in Phase 2 include:

•	Access roads (Heruga)

•	Electrical substation and power distribution line (Heruga)

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•	Construction of conveyor decline and shafts (Heruga)

•	Construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure (Hugo North Extension Lift 2 and Heruga)

•	Modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems (Hugo North Extension Lift 2 and Heruga)

•	Expanded logistical and accommodations infrastructure (Hugo North Extension Lift 2 and Heruga)

•	Underground maintenance and fuel storage facilities (Hugo North Extension Lift 2 and Heruga)

•	Expanded water supply and distribution infrastructure (Hugo North Extension Lift 2 and Heruga)

•	Expanded TSF capacity (Hugo North Extension Lift 2 and Heruga).

1.24.6	Market Studies and Contracts

For the purposes of the 2018 PEA, it was assumed that the marketing provisions and contracts entered into for Hugo North Extension Lift 1 production would be maintained (see Section 1.18).

Commodity pricing for the 2018 PEA estimate is based on pricing from the 2016 Turquoise Hill Technical Report, which uses the 2016 Oyu Tolgoi Feasibility Study as a basis, and incorporates a long-term industry-consensus estimate derived from public reports.

The smelter terms used were from the 2016 Oyu Tolgoi Feasibility Study as reported in the 2016 Turquoise Hill Technical Report and OTLLC’s BDT31.

1.24.7	Environmental, Permitting and Social Considerations

Information relating to environmental studies, permitting, and social or community impact remain the same for the 2018 PEA as discussed for Hugo North Extension Lift 1 (see Section 1.17).

1.24.8	Tailings Considerations

The 2018 PEA assumes that additional tailings cells that have a similar design and capacity to the operating Cell 1 would be used for deposition of conventional thickened tailings:

•	Future cells to support the 2018 PEA case are assumed to use the similar embankment configurations as in the current TSF design

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•	The same concepts for tailings deposition and reclaim water return will continue to be used

•	Improvements to water reclaim mechanisms to recycle as much water as practicable will continue.

These additional cells would will have the capacity to contain the life-of-mine tailings under the 2018 PEA assumptions. However, the cost of constructing additional cells may increase as the haul distances for mine waste and other embankment materials increase.

1.24.9	Closure Considerations

No closure considerations were evaluated as part of the 2018 PEA plan, due to the long timeframe envisaged before closure would be needed. It was anticipated that the closure planning would be similar to that proposed for the 2014 OTLLC closure plan.

1.24.10	Capital Costs

The 2016 Oyu Tolgoi Feasibility Study initial capital cost estimate to develop Hugo North/Hugo North Extension Lift 1 and design, procure, construct, and commission the complete Phase 2 expansion, inclusive of an underground block cave mine, supporting shafts, concentrator conversion, and supporting infrastructure expansion is US$5.093 billion (see Section 1.19) The additional capital to develop Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit is estimated at US$1.801 billion and US$2.541 billion respectively. Table 1-10 provides a summary of the overall capital cost projections for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Overall sustaining capital costs are based on extrapolations from the 2016 Oyu Tolgoi Feasibility Study costs (see Section 1.19) with adjustments made for:

•	Tailings management facility costs that were increased to account for longer hauling distances; and a higher contingency due to lack of designs;

•	Hugo North Lift 2 and Heruga development costs that were increased by approximately 8% and 10% respectively compared to Hugo North Lift 1 only.

Table 1-11 provides an overview of the overall sustaining cost estimate for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

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Table 1-10:    Overall Capital Costs

Area	Units	Value
Hugo North Lift 1 and concentrator expansion	$US	5,093
Hugo North Lift 2	$US	1,801
Heruga	$US	2,541
Total capital cost (including VAT and duty and contingency)	$US	9,434

Note: the overall capital cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Table 1-11:    Overall Sustaining Capital Costs

Description	Unit	Value
Tailings storage facility construction	$/t processed	1.09
Concentrator	$/t processed	0.10
Underground mining	$/t processed	7.40
Infrastructure	$/t processed	0.18
Total	$/t processed	8.76

Note: the overall sustaining capital cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Amec Foster Wheeler proportioned the capital cost and sustaining capital cost estimates to the Entrée/Oyu Tolgoi JV property and to Entrée’s 20% attributable portion based on Entrée’s interpretation of the Entrée/Oyu Tolgoi JV agreement (see Section 1.22 where the apportioning assumptions are outlined). Entrée’s 20% attributable portion of the capital cost and sustaining capital cost estimates is discussed in Section 1.24.12.

1.24.11	Operating Costs

Table 1-12 provides a breakdown of the projected operating costs for for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Entrée’s anticipated operating costs on a per tonne milled basis averages US$17.07. Entrée’s 20% attributable portion of the operating cost estimate is discussed in Section 1.24.12.

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Table 1-12:    Overall Operating Costs

Description	Unit	Value
Mining	$/t processed	5.67
Processing	$/t processed	9.37
Infrastructure	$/t processed	2.04
Total	$/t processed	17.07

Note: the overall operating cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

1.24.12	Economic Analysis

This sub-section provides the results of the 2018 PEA. The cautionary statements in Section 1.21 also apply to this section.

The PEA mine plan is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The PEA that follows is an alternative development option done at the conceptual level based on Mineral Resources, which assesses the inclusion of the Hugo North Extension Lift 2 deposit and the portion of the Heruga deposit within the Entrée/Oyu Tolgoi JV property into an overall mine plan with the Hugo North Extension Lift 1 deposit.

Amec Foster Wheeler apportioned the capital and sustaining capital costs according to Entrée’s interpretation of the Entrée/Oyu Tolgoi JV agreement for use in the 2018 PEA. The Entrée/Oyu Tolgoi property total capital and sustaining capital cost for the 2018 PEA is estimated at US$8,637.4 million. The total amortized capital cost is estimated at $1,846.7 million. Entrée’s 20% attributable portion of the development/sustaining and amortized capital cost is US$1,727.5 million and US$369.3 million respectively.

The Entrée/Oyu Tolgoi JV property operating costs used in the 2018 PEA average $23.35/t processed and are inclusive of the amortized capital, refining and smelting charges, and a 2% administrative fee. Entrée’s 20% attributable portion of the operating costs on a per tonne milled basis averages US$23.35 over the LOM.

Based on the above inputs, Amec Foster Wheeler completed an economic analysis for Entrée’s 20% attributable portion of the Entrée/Oyu Tolgoi JV property using both pre-tax and after-tax discounted cash flow analysis. The economic analysis has been

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prepared using the following long-term metal price estimates: copper at US$3.00/lb; gold at US$1,300/oz and silver at US$19.00/oz.

The pre-tax cash flow and the after-tax NPV@8% for Entrée’s 20% attributable portion is US$2,078 million and US$278 million respectively. A summary of the production and financial results for Entrée’s 20% attributable portion are shown in Table 1-13. Mine site cash costs, C1 cash costs, and all-in sustaining costs for Entrée’s 20% attributable portion are shown in Table 1-14. IRR and payback are not presented because with 100% financing, neither is applicable.

The NPV@8% pre-tax and after-tax sensitivity to Heruga for Entrée’s 20% attributable portion is relatively small, since Heruga’s NPV@8% pre-tax and after-tax is approximately US$1.8 million and US$1.5 million respectively.

1.24.13	Sensitivity Analysis

Entrée’s 20% attributable portion is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs. Figure 1-5 shows the after-tax sensitivity results for NPV@8% for Entrée’s 20% attributable portion. The copper grade sensitivity generally mirrors the copper price.

1.25	Recommendations

The QPs were not given access to information on the portions of the Project that Entrée does not have an ownership interest in, with the exception of:

•	Information on, and site visits to the process plant, TSF, and underground access development

•	Access to OTLLC operations site personnel to discuss information relevant to Entrée’s JV interest in the property.

The QPs are therefore not in a position to make meaningful recommendations for further work for areas other than exploration and strategic planning expansion scenarios.

A work program is recommended for the Entrée/Oyu Tolgoi JV property in the area of the Castle Rock and Southeast IP targets, and is termed the Phase 1 work program. Drilling should be considered for Hugo North Extension Lift 2 (Phase 2 work program). Strategic planning expansion scenario evaluations should also be conducted during the Phase 2 work program. The Phase 2 work program is independent of the Phase 1 work program, and the two work program phases could be conducted concurrently.

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Table 1-13:    2018 PEA Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)

	Units	Item
LOM processed material (Entrée/Oyu Tolgoi JV property)

Subset of Indicated Mineral Resources in the 2018 PEA mine plan		113 Mt grading 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)

Subset of Inferred Mineral Resources in the 2018 PEA mine plan		708 Mt grading 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)

Copper recovered	Mlb	10,497
Gold recovered	koz	9,367
Silver recovered	koz	45,378
Entrée’s 20% attributable portion financial results
LOM cash flow, pre-tax	US$M	2,078
NPV(5%), after-tax	US$M	512
NPV(8%), after-tax	US$M	278
NPV(10%), after-tax	US$M	192

Notes:

1.	Long-term metal prices used in the NPV economic analyses are: copper US$3.00/lb, gold US$1,300/oz, silver US$19.00/oz.

2.	The Mineral Resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%. .

3.	Figures have been rounded.

Table 1-14:    2018 PEA Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion

Description	Unit	LOM Average
Mine site cash cost	US$/lb payable copper	1.66
TC/RC, royalties and transport	US$/lb payable copper	0.32
Total cash costs before credits	US$/lb payable copper	1.98
Gold credits	US$/lb payable copper	1.22
Silver credits	US$/lb payable copper	0.08
Total cash costs after credits	US$/lb payable copper	0.68
Total all-in sustaining costs after credits	US$/lb payable copper	1.83

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Figure 1-5:    2018 PEA After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion

Note: Figure prepared by Amec Foster Wheeler, 2017.

In the Phase 1 work program, eight widely-spaced core holes for each of the Castle Rock and Southeast IP targets drilled to depths averaging about 400 m, for a total program of 16 core holes totaling 6,400 m, are recommended to test these targets. The exact locations and depths of the holes should be determined through a detailed review of the existing exploration results, and access considerations. Assuming an all-in drilling cost of US$275/m, the proposed program is estimated at US$1.75 million.

For the Phase 2 work program, Amec Foster Wheeler recommends an infill drill campaign be conducted within Lift 2 of the Hugo North Extension deposit with the objective of potentially converting the Inferred Mineral Resources to higher confidence categories. A drill program could also be conducted to investigate a potential further northern continuation of the mineralized zone. These targets are best tested from underground drill stations. Access to any such suitable underground drill stations will not be available until 2021 at the earliest. Therefore, it is not considered to be currently feasible to provide a meaningful drill layout or budget for such programs.

The 2016 Oyu Tolgoi Technical Report published multiple development options for Oyu Tolgoi including a plant expansion to 50 Mt/pa, 100 Mt/a, and 120 Mt/a. Amec Foster Wheeler recommends that Entrée independently complete strategic planning expansion scenarios as part of the Phase 2 work program in order to understand the impact to value that these scenarios could bring to Entrée. This work could be completed at a cost of about US$150,000 to US$200,000.

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2.0	INTRODUCTION

2.1	Introduction

Entrée Resources Ltd. (Entrée) requested that Amec Foster Wheeler Americas Limited (Amec Foster Wheeler) prepare an independent technical report (the Report) on the Entrée/Oyu Tolgoi Joint Venture Project (the Entrée/Oyu Tolgoi JV Project or the Project; Figure 2-1).

The Project consists of two contiguous mining licences (MLs), Shivee Tolgoi (ML 15226A) and Javhlant (ML 15225A), and completely surrounds the Oyu Tolgoi ML held by Oyu Tolgoi LLC (OTLLC). The Shivee Tolgoi ML hosts the Hugo North Extension copper–gold deposit, and the Javhlant ML hosts the majority of the Heruga copper–gold–molybdenum deposit.

The Entrée/Oyu Tolgoi JV Project is currently divided into two contiguous areas, referred to as “properties”. Entrée is in joint venture with OTLLC (the Entrée/Oyu Tolgoi JV) over the eastern portion of the Shivee Tolgoi ML and all of the Javhlant ML (the Entrée/Oyu Tolgoi JV property). The western portion of the Shivee Tolgoi ML forms the Shivee West property, where Entrée currently has a 100% interest. The Shivee West property is the subject of a License Fees Agreement with OTLLC, and may ultimately become part of the Entrée/Oyu Tolgoi JV property.

Entrée’s joint venture partner, OTLLC, is jointly owned by the Mongolian Government and Turquoise Hill Resources Ltd (Turquoise Hill). Rio Tinto International Holdings Limited (Rio Tinto), which holds the majority interest in Turquoise Hill, is the operator for both the Oyu Tolgoi ML and the Entrée/Oyu Tolgoi JV property.

The Hugo North Extension deposit is at the north end of the 12.4 km long Oyu Tolgoi series of porphyry copper–gold deposits, and the Heruga deposit is at the south end (Figure 2-2 and Figure 2-3). OTLLC’s Oyu Tolgoi ML contains the Oyut, Hugo North and Hugo South deposits, and the northern portion of the Heruga deposit. OTLLC is currently mining the Oyut deposit by open pit methods, and the first lift (Lift 1) of the Hugo North/Hugo North Extension deposits is under development to be mined from underground.

The Oyu Tolgoi mining operation is being developed by OTLLC in two phases. Phase 1 was designed to treat open pit material mined from the Oyut pit, and was completed with concentrator commissioning in 2013.

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Figure 2-1:    Project Location Plan

Note: Figure courtesy Entrée, 2017.

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Figure 2-2:    Detailed Project Location Plan

Note: Figure courtesy Entrée, 2017. Section line A–A1 is location of Figure 2-3.

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Figure 2-3:    Long-Section

Note: Figure courtesy Entrée, 2017. Section line location shown on Figure 2-2.

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Phase 2 is under construction. It will consist of Lift 1 of the Hugo North/Hugo North Extension deposits, which will be mined by block (panel) caving methods. Phase 2 will include construction of infrastructure to support the underground mining operations such as shafts and conveyors, and modifications to the process plant such as addition of a fifth ball mill, additional roughing and column flotation, and concentrate dewatering and bagging capacity. Phase 2 is summarized in this Report in Sections 15 to 22, with a focus on elements that are relevant to the Entrée/Oyu Tolgoi JV property. The mine plan is at a feasibility-level of confidence. The evaluation of the mine plan as it pertains to Entrée’s attributable interest is referred to by Entrée as the 2018 Reserves case. The portion of the 2018 Reserves case that pertains to Entrée is referred to as Entrée’s 20% attributable interest in this Report.

OTLLC has conceptually proposed a second lift (Lift 2) for the Hugo North/Hugo North Extension area, in conjunction with mining of the Hugo South and Heruga deposits, as potential future development phases. A mine plan, at a preliminary economic assessment (PEA) level, for the Hugo North Extension Lift 1, Lift 2, and Heruga mineralization within the Entrée/Oyu Tolgoi JV property is discussed in Section 24 of this Report. This PEA is referred to by Entrée as the 2018 PEA. The 2018 PEA is based upon Indicated and Inferred Mineral Resources only. The portion of the 2018 PEA that pertains to Entrée is referred to as Entrée’s 20% attributable interest in this Report.

The Report presents two scenarios, the mine plan and Mineral Reserves (Entrée’s 2018 Reserves case) and the 2018 PEA. Each case shows Entrée’s 20% attributable interest in production. To meet Form 43-101F1 requirements the Oyu Tolgoi mine facilities that the Mineral Reserves and the 2018 PEA rely upon are summarized in the technical report, even though the majority of the facilities are located in the Oyu Tolgoi ML that Entrée has no ownership interest in. However, Entrée does have access to these facilities for processing their share of production through the Entrée/Oyu Tolgoi JV agreement. This Report does not discuss the Mineral Resources or Mineral Reserves on the Oyu Tolgoi ML where Entrée does not have an attributable interest.

2.2	Terms of Reference

This Report is being used in support of Entrée’s news release dated 15 January 2018, entitled “Entrée Resources Reports Updated Feasibility Study for its Interest in the Entrée/Oyu Tolgoi Joint Venture Property”.

Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars (US$) unless otherwise stated. The Mongolian currency is the Tughrik (MTK). The Chinese currency is the Chinese Yuan Renminbi (RMB).

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Nomenclature for deposits and mineral tenures has changed over time. Table 2-1 summarizes previous and current naming conventions. A number of abbreviations for previously-completed studies have been reported in the public domain, these are summarized in Table 2-2, together with the equivalent nomenclature used in this Report.

2.3	Qualified Persons

The following Amec Foster Wheeler staff serve as the qualified persons for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1:

•	Mr Kirk Hanson, P.E., Technical Director

•	Mr Greg Kulla, P.Geo., Principal Geologist

•	Mr Peter Oshust, P.Geo., Principal Geologist

•	Dr Ian Loomis, P.E., Principal Mining Engineer

•	Mr Hank Wong, P.Eng., Senior Process Engineer.

2.4	Site Visits and Scope of Personal Inspection

Mr Greg Kulla’s site visits were from 28 March to 2 April 2011, 29 May to 16 June, 2011, 2 to 22 August, 2011, and from 23 October to 12 November, 2011. During these visits Mr Kulla reviewed drilling, sampling, and quality assurance and quality control (QA/QC) procedures and results, and inspected drill core, core photos and core logs. He also assisted in the preparation of updated geological models related to the Oyut and Hugo North deposits, including the Hugo North Extension.

Mr Peter Oshust has visited the site on eight occasions since 2011, with the most recent visit being in 2016. Site visit dates include 20 May to 25 June 2011, 10 July to 5 August, 2011, 22 August to 15 September, 2011, 28 May to 15 June, 2012, 4 to 22 June, 2012, 1 to 20 July, 2012, 8 to 30 January, 2015, and 14 to 24 March, 2016. During these visits to the project he was involved primarily in updates to the geological models and Mineral Resource estimates for the Hugo North/Hugo North Extension and Oyut deposits. While on-site in 2011 he was based at the Hugo North mine complex, and in 2012 he was based at the Oyu Tolgoi core-logging facility. He also visited the mineralogy laboratory, Oyut open pit mine, and the processing plant. The Mineral Resource estimate updates included due-diligence reviews of processes and verification of the inputs to the models including data collection and database integrity. Mr Oshust both reviewed and participated in geological model construction, and block grade estimation, validation, and documentation.

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Table 2-1:      Deposit or Area Naming Conventions

Deposit, Prospect or Area Name Used in this Report	Description or Name Used in Previous Technical Reports
BZMo	Boundary Zone
Entrée/Oyu Tolgoi JV Project	Javhlant and Shivee Tolgoi MLs
Entrée/Oyu Tolgoi JV Project	Lookout Hill property
Heruga	Sparrow South
Heruga North	New Discovery zone
Heruga North zone	That portion of the Heruga North deposit within the Oyu Tolgoi ML
Hugo Dummett	Hugo North/Hugo North Extension and Hugo South deposits
Hugo Dummett area	Far North zone
Hugo North Extension	The portion of the Hugo North deposit that extends onto the Shivee Tolgoi mining license
Javhlant	Jahvkhlant; Javkhlant
Mag West	SW Mag
Oyut deposit group	Southern Oyu Tolgoi or SOT
Oyut deposit group	West, Southwest, South, Far South, Wedge, Bridge and Central zones
Hugo North Extension area	Copper Flats
Entrée/Oyu Tolgoi JV Project	Shivee Tolgoi
Ulaan Khud	Airport North

Table 2-2:      Historic Report Naming Conventions

Report Name Used in this Report	Report Terminology Used in Previous Technical Reports
2005 Integrated Development Plan	IDP
2010 Integrated Development Plan	IDP-10
2010 Integrated Development and Operating Plan	IDOP
Definitive Integrated Development and Operations Plan	DIDOP
2014 Oyu Tolgoi Feasibility Study	OTFS14
2015 Oyu Tolgoi Feasibility Study	OTFS15
2016 Oyu Tolgoi Feasibility Study	OTFS16
2016 Lookout Hill Technical Report	LHTR16
2016 Turquoise Hill Technical Report	2016OTTR

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Dr Ian Loomis visited the site on 7 November, 2017. During this visit he met with Rio Tinto planning personnel and OTLLC development personnel responsible for underground and the conveyor to surface development. Discussion focused around the overall approach to the mine plan, anticipated mining conditions, selection of the production target and options for improvement with additional discussion on the approach to managing the OTLLC and Entrée/Oyu Tolgoi JV property interests in production planning. A visit was made to the top of the Shaft 2 headframe to get a view of the overall layout of the Oyu Tolgoi mine site. Dr. Loomis also visited the underground mine under development at Hugo North/Hugo North Extension and visited several locations including those at the footprint boundary (haulage level and undercut access), the crusher #1 chamber, the development workshops and a refuge chamber. At several locations, ground control rehabilitation/upgrade was observed.

Mr Hank Wong visited the Oyu Tolgoi process plant site, which will be used to treat mineralization produced from the Entrée/Oyu Tolgoi JV property, on 7 September, 2017. During the visit, he toured the operating concentrator and visited the major process equipment including the semi-autogenous grind (SAG) mill, ball mill, hydrocyclone, rougher, regrind, and cleaner circuits. Discussions were held with OTLLC staff at site and in Ulaanbaatar on the overall operation, and covered the operability and availability of the comminution, flotation, tailings, and concentrate dewatering and bagging circuits.

2.5	Effective Dates

There are a number of effective dates pertinent to the Report, as follows:

•	Effective date of the Mineral Resource estimates:

-	Hugo North Extension: 15 January, 2018
-	Heruga: 15 January, 2018

•	Effective date of the Mineral Reserves estimate: 15 January, 2018.

The overall Report effective date is taken to be the date of the Mineral Reserves estimate, and is 15 January, 2018.

2.6	Information Sources and References

Reports and documents listed in Section 2.7, Section 3, and Section 27 of this Report were used to support preparation of the Report. Additional information was provided by OTLLC, Rio Tinto and Entrée personnel.

Mr. Peter Yuan, P.E., an Amec Foster Wheeler employee, visited site on 6 September, 2017. During the visit, he toured the tailings storage facility (TSF) area, open pit, concentrator, as well as underground surface areas. He also met with Oyu Tolgoi

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Mine technical staff and management personnel to collect TSF design and operations data, and clarify issues. Mr Yuan provided specialist input to Mr Hanson on aspects of the TSF design and operation.

2.7	Previous Technical Reports

Since 2002, technical reports have been prepared on various aspects of the Entrée and OTLLC landholdings for a number of companies including Entrée, and Ivanhoe Mines and Turquoise Hill Resources.

Reports prepared for Entrée include:

•	Cann, R., 2004: 2002–2003 Exploration Report on the Shivee Tolgoi Property, Őmnögovi Aimag, Southern Mongolia; technical report prepared for Entrée Gold Inc., effective date March, 2004

•	Cinits, R., and Parker, H., 2007: Lookout Hill Project, Mongolia, NI43-101 Technical Report: technical report prepared by AMEC Americas Inc., for Entrée Gold Inc., effective date 29 March, 2007

•	Cann, R., 2007: Technical Report on the Javhlant Licence Ömnögovi Aimag, Southern Mongolia: prepared for: Entrée Gold Inc., effective date 9 November, 2007

•	Vann, J., Jackson, S., Parker, H., David, D., and Cann, R.M., 2008: NI 43-101 Compliant Technical Report on the Lookout Hill Project Ömnögovi Aimag, Southern Mongolia: report prepared by Quantitative Group for Entrée Gold Inc., effective date 26 March, 2008

•	Vann, J., Jackson, S., Cullingham, O., David, D., Cann, R.M., and Foster, J.R., 2009: NI 43-101 Compliant Technical Report on the Lookout Hill Project Ömnögovi Aimag, Southern Mongolia: prepared by Quantitative Group for Entrée Gold Inc., effective date 10 June, 2009

•	Jackson, S., Vann, J., Cullingham, O., and David, D., 2010: Lookout Hill Property, NI 43-101 Technical Report: technical report prepared by AMEC Minproc for Entrée Gold Inc., effective date 30 March, 2010

•	Peters, B., Jackson, S., Foster, J.R., Chance, A., Jakubec, J., and David, D., 2012: Technical Report 2012 on the Lookout Hill Property Ömnögovi, Mongolia: technical report prepared by AMC Consultants for Entrée Gold Inc., effective date 29 March, 2012

•	Peters, B., Jackson, S., Cann, R.M., Bridges, M., and Riles, A., 2013: Technical Report 2013 on the Lookout Hill Property Ömnögovi, Mongolia: technical report prepared by AMC Consultants for Entrée Gold Inc., effective date 28 March, 2013

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•	Peters, B., Sylvester, S., and McCann, R., 2016: Lookout Hill Feasibility Study Update, Ömnögovi Aimag, Mongolia: technical report prepared by OreWin Pty Ltd for Entrée Gold Inc., effective date 29 March, 2016.

Reports prepared for Ivanhoe Mines and Turquoise Hill Resources include:

•	Cargill, G.D., 2002: Report on the Oyu Tolgoi Exploration Project South Gobi Region, Mongolia Prepared for Ivanhoe Mines Ltd: technical report prepared by Roscoe Postle Associates Inc. for Ivanhoe Mines Ltd., effective date 11 January, 2002

•	Arsenau, G., 2002: Addendum Report on the Oyu Tolgoi Exploration Project South Gobi Region, Mongolia Prepared for Ivanhoe Mines Ltd.: technical report prepared by Roscoe Postle Associates Inc. for Ivanhoe Mines Ltd., effective date 20 March, 2002

•	Arsenau, G., 2002: Second Addendum Report on the Oyu Tolgoi Exploration Project South Gobi Region, Mongolia Prepared for Ivanhoe Mines Ltd.: technical report prepared by Roscoe Postle Associates Inc. for Ivanhoe Mines Ltd., effective date 5 June, 2002

•	Juras, S., 2003a: Technical Report Oyu Tolgoi, Mongolia: technical report prepared by AMEC E&C Services Inc. for Ivanhoe Mines Inc., effective date 24 February, 2003.

•	Juras, S., 2003b: Technical Report Far North Deposit Oyu Tolgoi, Mongolia: technical report prepared by AMEC E&C Services Inc. for Ivanhoe Mines Inc., effective date 21 July, 2003.

•	Juras, S., 2003c: Technical Report Hugo Dummett Deposit Oyu Tolgoi, Mongolia: technical report prepared by AMEC E&C Services Inc. for Ivanhoe Mines Inc., effective date 10 November, 2003.

•	Hodgson, S.B., Juras, S.J., Bull, G., Oliver, R.G., 2004: Oyu Tolgoi Project, Technical Report Preliminary Assessment: technical report (filed on SEDAR as Other) prepared by the AMEC-Ausenco Joint Venture for Ivanhoe Mines Mongolia Inc. XXK, effective date 25 January, 2004

•	Parker, H., and Juras, S., 2004: Technical Report, Oyu Tolgoi, Mongolia: technical report prepared by AMEC Americas Inc. for Ivanhoe Mines Inc., September, 2004

•	Gingrich, D.E, 2005: Oyu Tolgoi Project Mongolia Integrated Development Plan: technical report prepared by AMEC Americas Ltd. for Ivanhoe Mines Inc., effective date 1 October, 2005

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•	Juras, S., 2005: Technical Report, Hugo Dummett and Southern Oyu Deposits, Oyu Tolgoi, Mongolia: technical report prepared by AMEC Americas Ltd. For Ivanhoe Mines Inc., effective date 3 May, 2005

•	Peters, B., Blower, S., Haines, A., and David, D., 2006: Oyu Tolgoi Project, Southern Oyu Open Pit Technical Report: technical report prepared by GRD Minproc for Ivanhoe Mines Ltd., effective date 21 January, 2006

•	Blower, S., 2006a: Technical Report Hugo North Deposit Oyu Tolgoi, Mongolia: technical report prepared by AMEC Americas Ltd. for Ivanhoe Mines Ltd., effective date 16 March, 2006

•	Blower, S., 2006b: Technical Report Copper Flats Deposit, Mongolia: technical report prepared by AMEC Americas Ltd. for Ivanhoe Mines Ltd., effective date 15 March, 2006

•	Peters, B., Parker, H., Cinits, R., Haines, A., and David, D., 2007: Oyu Tolgoi Project, Technical Report: technical report prepared by GRD Minproc for Ivanhoe Mines Ltd., 30 March, 2007

•	Peters, B., Torr, S., Jackson, S., Vann, J., Price, J., and David, D., 2008: Oyu Tolgoi Project, Technical Report: technical report prepared by AMEC Minproc for for Ivanhoe Mines Ltd, effective date 28 March, 2008

•	Peters, B., Jackson, S., Vann, J., Cullingham, O., Stephan, G.R., David, D., Chance, A., Jakubec, J., and Brown, B., 2010: Oyu Tolgoi Project, Technical Report: technical report prepared by AMEC Minproc for for Ivanhoe Mines Ltd, effective date 4 June, 2010

•	Peters, B., Jackson, S., Vann, J., Chance, A., Stephan, G.R., Jakubec, J., David, D., and Brown, B., 2010: Lookout Hill Property, Technical Report: technical report prepared by AMEC Minproc for for Ivanhoe Mines Ltd, effective date 9 June, 2010

•	Peters, B., Jackson, S., Chance, A., Jakubec, J., and David, D., 2012: IDOP Technical Report: technical report prepared by AMC Consultants for Ivanhoe Mines Ltd., effective date 29 March, 2012

•	Peters, B., and Sylvester, S., 2014: 2014 Oyu Tolgoi Technical Report: technical report prepared by OreWin Pty Ltd for Turquoise Hill Resources Ltd., effective date 20 September, 2014

•	Peters, B., and Sylvester, S., 2016: 2016 Oyu Tolgoi Technical Report: technical report prepared by OreWin Pty Ltd for Turquoise Hill Resources Ltd., effective date 14 October, 2016.

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3.0	RELIANCE ON OTHER EXPERTS

3.1	Introduction

The QPs have relied upon the following other expert reports, which provided information regarding mineral rights, surface rights, property agreements, royalties, taxation, and marketing sections of this Report.

3.2	Mineral Tenure, Surface Rights, Property Agreements and Royalties

The QPs have not independently reviewed ownership of the Project area and any underlying property agreements, mineral tenure, surface rights, or royalties. The QPs have fully relied upon, and disclaim responsibility for, information derived from Entrée and legal experts retained by Entrée for this information through the following documents:

•	Mahoney Liotta, 2017: Entrée LLC – Mongolian Mineral Licenses: memorandum prepared for Amec Foster Wheeler, 26 December, 2017, 74 p.

•	Entrée Resources, 2017: Entrée/Oyu Tolgoi JV Project, Ömnögovi, Mongolia: memorandum prepared for Kirk Hanson, Amec Foster Wheeler, 17 December, 2017, 25 p.

•	Entrée Resources, 2018: Entrée/Oyu Tolgoi JV Project, Ömnögovi, Mongolia: letter prepared for Kirk Hanson, Amec Foster Wheeler, 23 February, 2018, 2 p.

This information is used in Section 4 and Section 19 of the Report. The information is also used in support of the Mineral Resource estimate in Section 14, the Mineral Reserve estimate in Section 15, the financial analysis in Section 22, and the 2018 PEA financial analysis in Section 24.1.8.

3.3	Environmental, Permitting and Social and Community Impacts

The QPs have fully relied upon, and disclaim responsibility for, information supplied by Entrée and OTLLC staff and experts retained by OTLLC for information related to environmental (including tailings and water management) permitting and social and community impacts as follows:

•	Oyu Tolgoi LLC: Feasibility Study; Chapter 13, Tailings; Chapter 14, Infrastructure: internal OTLLC report, April 2016.

•	Oyu Tolgoi Llc: Environmental Social Impact Assessment: internal OTLLC report, August 2012.

This information is used in Section 20 of the Report and in Section 24.1.6 of the 2018 PEA. This information is also used in support of the Mineral Resource estimate in

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Section 14, the Mineral Reserve estimate in Section 15, the financial analysis in Section 22, and the 2018 PEA financial analysis in Section 24.1.8.

3.4	Taxation

The QPs have fully relied upon, and disclaim responsibility for, information supplied byexperts retained by Entrée for information related to taxation as applied to the financial model as follows:

•	PWC, 2017: Tax Comments on Conducting Activities in Mongolia: letter prepared for Duane Lo, Entrée Resources, 23 November, 2017, 11 p. .

This information is used in support of the Mineral Reserve estimation in Section 15, the financial analysis in Section 22, and the 2018 PEA financial analysis in Section 24.1.8.

3.5	Markets and Contracts

The QPs have not independently reviewed the marketing or smelter terms information. The QPs have fully relied upon, and disclaim responsibility for, information derived from OTLLC staff and experts retained by OTLLC for this information through the following documents:

•	Oyu Tolgoi LLC, 2013: Base Data Template 31: Excel spreadsheet.

•	Peters, B., 2014: Base Data Template 31: memorandum addressed to B Scheding, OTLLC, 3 March 2014, 7 p.

This information is used in Section 19 of the Report and in Section 24.1.5 of the 2018 PEA. It is also used in support of the Mineral Reserves estimate in Section 15, the financial analysis in Section 22, and the 2018 PEA financial analysis in Section 24.1.8.

Concentrate market terms and conditions are a specialized business requiring knowledge of supply and demand of smelter capacity and concentrate types, as well as the terms and conditions of smelters for different quality of concentrate. This requires direct communication with smelters and an extensive database that is outside of the purview of a QP. The QPs consider it reasonable to rely upon OTLLC for such information because OTLLC has access to experts that likely have their own databases, or to experts who are involved in discussions with smelters and have arranged smelter agreements for production from the Oyu Tolgoi operations.

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Entrée/Oyu Tolgoi JV Project is located in the South Gobi region of Mongolia, 570 km south of the capital city of Ulaanbaatar and 80 km north of the Mongolian border with China.

The Project is centred at approximately latitude 43°02′ N and longitude, 106°45′ E, or UTM coordinates 4,766,000 mN and 644,000 mE, with datum set to WGS-84, Zone 48N. The Hugo North Extension deposit is centred at approximately latitude 43°03′10′′ N and longitude 106°52′10′′ E. The Heruga deposit is centred at approximately latitude 42°58′00′′ N and longitude 106°48′36′′ E.

4.2	Property and Title in Mongolia

4.2.1	Introduction

Mineral resources in Mongolia are the property of the state. The Minerals Law of Mongolia regulates the prospecting and exploration for and mining of minerals within the country’s territory. Numerous other laws, guidelines, and procedures govern prospecting, exploration, and mining of minerals, including the Constitution of Mongolia, the Subsoil Law, the Common Minerals Law, the Land Law, the Investment Law, the Environmental Protection Law, the National Security Law and the Water and Forest Law, among others (US Geological Survey Minerals Yearbook, 2012; GTs Advocates, 2017).

Minerals are grouped into one of three classifications in Mongolia (Ernst and Young, 2015):

•	Strategic minerals have the potential to affect the national security and economic and social development of the country at the national and regional levels; a deposit also is considered strategic if it accounts for, or has the potential to account for, greater than 5% of the total gross domestic profit (GDP) in a given year

•	A common deposit consists of minerals whose concentrations are abundant in sediments and rocks and that might be used as construction materials

•	A conventional deposit hosts minerals that are not of strategic importance and are not classifiable as common minerals.

For strategic deposits, the Government of Mongolia may have a joint participation of up to 50% in a state-funded venture with a private person. Where the deposit has been defined through non-state funds, the Government of Mongolia may own up to

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34% of the shares of an investment to be made by the licence holder (Ernst and Young, 2015).

4.2.2	Mining Title

An exploration licence is valid for a three-year period with three three-year extensions, for a total of 12 years. Prior to expiry of the exploration licence, application can be made for conversion to a ML.

Mining licences may be granted for up to 30 years, plus two subsequent 20-year terms for a cumulative total of 70 years (GTs Advocates, 2017).

4.2.3	Surface Rights

Mineral title does not convey surface rights. A land rights certificate must be obtained, and a land use agreement must be signed with the relevant provincial governor (GTs Advocates, 2017).

4.2.4	Environmental Licencing

Holders of mineral tenure have obligations under the Mineral Law of Mongolia with regards to environmental protection. Licence holders must deposit 50% of their environmental protection budget into an escrow account. Funds that are not used are returned to the licence holder (Ernst and Young, 2015).

4.3	Project Ownership

4.3.1	Ownership History

In 2002, Entrée entered into an option agreement with a private Mongolian mining company, Mongol Gazar Co. Ltd. (Mongol Gazar), to acquire the Shivee Tolgoi and Javhlant exploration licences in Ömnögovi, Mongolia.

Mongol Gazar was originally awarded the exploration licences by the Mongolian Government during March–April, 2001. In September 2003, Entrée and its wholly owned Mongolia subsidiary Entrée LLC entered into a purchase agreement with Mongol Gazar and its affiliate MGP LLC, which replaced the option agreement. The Shivee Tolgoi exploration licence was transferred from MGP LLC to Entrée LLC on October 28, 2003 and the Javhlant exploration licence was transferred on September 30, 2003.

The Shivee Tolgoi and Javhlant exploration licences were converted to MLs in October, 2009. The Shivee Tolgoi ML underwent an area reduction of 12,059.99 ha in October, 2015.

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4.3.2	Current Ownership

Entrée’s current ownership interest in the Entrée/Oyu Tolgoi JV Project is outlined in Figure 4-1.

4.4	Mineral Tenure

4.4.1	Shivee Tolgoi and Javhlant Mining Licences

The Project comprises two MLs, Shivee Tolgoi (ML 15226A) and Javhlant (ML 15225A), which cover a total of about 62,920 ha and completely surround OTLLC’s Oyu Tolgoi ML. The Shivee Tolgoi ML and Javhlant ML are held by Entrée’s wholly-owned Mongolian subsidiary, Entrée LLC.

The mineral tenure listed in Table 4-1 and shown in Figure 4-2 comprises the Entrée/Oyu Tolgoi JV Project. Table 4-2 provides the co-ordinates of the boundary points shown in Figure 4-2 for the Entrée/Oyu Tolgoi JV property and Table 4-3 provides the boundary information for the Shivee West property.

The Shivee Tolgoi and Javhlant MLs are currently divided as follows:

•	Entrée/Oyu Tolgoi JV property: 39,807 ha consisting of the eastern portion of the Shivee Tolgoi ML and all of the Javhlant ML (collectively referred to as the Entrée/Oyu Tolgoi JV property) are subject to a joint venture between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV property is contiguous with, and on three sides (to the north, east, and south) surrounds OTLLC’s Oyu Tolgoi ML. The Entrée/Oyu Tolgoi JV property hosts the Hugo North Extension deposit and most of the Heruga deposit, and several exploration targets. OTLLC is the manager of the Entrée/Oyu Tolgoi JV. Through various agreements, Rio Tinto has assumed management of the building and operation of Oyu Tolgoi, including the Hugo North Extension deposit. Rio Tinto will also manage any development of the portion of the Heruga deposit on the Entrée/Oyu Tolgoi JV property. Exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV property, are conducted under Rio Tinto’s supervision

•	Shivee West property: 23,114 ha comprising the western portion of the Shivee Tolgoi ML. While the Shivee West property is currently 100% owned by Entrée, since 2015 it has been subject to a License Fees Agreement between Entrée and OTLLC, and may ultimately be included in the Entrée/Oyu Tolgoi JV property. OTLLC also has a first right of refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West property.

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Figure 4-1:   Ownership Interest

Note: Figure courtesy Entrée, 2017.

Table 4-1:     Entrée/Oyu Tolgoi JV Project Mineral Tenure Table

Licence Number	Licence Name	Licence Type [2]	Total Area of Licence (ha)	Licence Award Date	Licence Expiry Date [1]	Date of Annual Licence Payment	Annual Licence Payment (US$) [3,6]
15226A	Shivee Tolgoi	Mining	42,592.6 [4]	27/10/09	27/10/39	27/10/09	638,889
15225A	Javhlant	Mining	20,327.4	27/10/09	27/10/39	27/10/09	304,911
Total	—	—	62,920.0	—	—	—	943,800

Notes:

1.	Date that the initial 30-year term will expire. Two additional 20 year terms can be granted.

2.	The Javhlant and Shivee Tolgoi exploration licences were converted to MLs on October 27, 2009. Fees must be paid prior to the anniversary date.

3.	The total estimated annual fees to maintain the licences in good standing are approximately US$944,000.

4.	ML fees were revised in February 2015 from US$15/ha to MNT21,750/ha. Despite the revised licence fees, Entrée and Oyu Tolgoi LLC continue to pay the stabilised rate of US$15/ha.

5.	The Shivee Tolgoi ML was reduced by 12,059.99 ha in October 2015.

6.	Entrée LLC invoices Oyu Tolgoi LLC for the annual fees in accordance with the License Fees Agreement

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Figure 4-2:   Entrée/Oyu Tolgoi JV Project Area

Note: Figure courtesy Entrée, 2017. Letters on figure correspond to the boundary co-ordinates in Table 4-2 and Table 4-3.

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Table 4-2:     Entrée/Oyu Tolgoi JV Property Boundary Co-ordinates

Mining Licence	Point ID	Latitude / Longitude (WGS-84 (MONREF-97))		UTM (WGS-84, Zone 48N)
		Latitude (N)	Longitude (E)	Easting (m)	Northing (m)
15226A Shivee Tolgoi ML (eastern portion only)	AA	43° 08′ 1.4″	106° 47′ 31.4″	645,752.90	4,777,222.00
	R	43° 08′ 1.4″	107° 00′ 1.5″	662,698.85	4,777,606.89
	F	43° 00′ 1.38″	107° 00′ 1.49″	663,051.79	4,762,799.00
	E	43° 00′ 1.39″	106° 55′ 1.43″	656,257.87	4,762,640.85
	S	43° 03′ 1.39″	106° 55′ 1.43″	656,131.02	4,768,193.51
	T	43° 03′ 1.39″	106° 47′ 31.44″	645,950.61	4,767,968.55
15225A Javhlant ML	A	43° 00′ 1.37″	106° 36′ 1.43″	630,446.14	4,762,099.72
	B	43° 00′ 1.38″	106° 47′ 31.43″	646,068.97	4,762,415.58
	C	42° 58′ 31.35″	106° 47′ 31.48″	646,129.37	4,759,638.32
	D	42° 58′ 31.35″	106° 55′ 1.48″	656,322.33	4,759,863.28
	E	43° 00′ 1.39″	106° 55′ 1.43″	656,257.87	4,762,640.85
	F	43° 00′ 1.38″	107° 00′ 1.49″	663,051.79	4,762,799.00
	G	42° 55′ 31.39″	107° 00′ 1.53″	663,250.93	4,754,470.41
	H	42° 55′ 31.34″	106° 55′ 1.48″	656,449.01	4,754,310.44
	I	42° 57′ 31.35″	106° 55′ 1.48″	656,364.58	4,758,012.45
	J	42° 57′ 31.35″	106° 51′ 31.49″	651,606.78	4,757,905.58
	K	42° 55′ 31.35″	106° 51′ 31.48″	651,688.44	4,754,203.86
	L	42° 55′ 31.35″	106° 44′ 1.48″	641,487.14	4,753,986.00
	M	42° 57′ 1.36″	106° 44′ 1.49″	641,430.13	4,756,762.59
	N	42° 57′ 1.37″	106° 38′ 1.48″	633,272.23	4,756,599.51
	O	42° 55′ 31.36″	106° 38′ 1.48″	633,326.19	4,753,822.92
	P	42° 55′ 31.36″	106° 36′ 1.48″	630,605.88	4,753,770.63

Note: The first point for each ML corresponds with the northwestern corner of the licence area; remaining points are cited in a clockwise direction.

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Table 4-3:     Shivee West 100% Entrée Area Boundary Co-ordinates

ML	Point ID	Latitude / Longitude (WGS-84 (MONREF-97))		UTM (WGS-84, Zone 48N)
		Latitude (N)	Longitude (E)	Easting (m)	Northing (m)
15226A Shivee Tolgoi ML (western portion only: Shivee West)	Q	43° 08′ 1.38″	106° 36′ 1.43″	630,163.65	4,776,907.04
	AA	43° 08′ 1.4″	106° 47′ 31.4″	645,752.90	4,777,222.00
	B	43° 00′ 1.38″	106° 47′ 31.43″	646,068.97	4,762,415.58
	A	43° 00′ 1.37″	106° 36′ 1.43″	630,446.14	4,762,099.72

The first point (‘Q’) corresponds with the northwestern corner of the ML; remaining points are cited in a clockwise direction.

4.4.2	Reserve Report and Feasibility Study

OTLLC must submit (on behalf of OTLLC and Entrée) an updated reserve report and feasibility study, prepared by authorised consultants, to the Mongolian Minerals Council (MMC) every five years. The MMC must accept the report for the MLs to remain current.

OTLLC submitted a reserve report to the MMC in July 2014, and an updated feasibility study, the 2014 Oyu Tolgoi Feasibility Study, in August 2014. A revised feasibility study was filed by OTLLC in March 2015, subsequently updated by OTLLC with the MMC in August 2015, and completed in May 2016 (the 2016 Oyu Tolgoi Feasibility Study).

4.4.3	Boundary Surveys

The original MLs were legally surveyed in October 2007 by Aerogeodez from Ulaanbaatar and the corners marked with steel posts. The adjacent Oyu Tolgoi ML was legally surveyed in August 2002 by Surtech International Ltd. using the internationally-recognised survey datum WGS-84, Zone 48N.

In September 2004, Geomaster Co. Ltd. (Geomaster), a licenced Mongolian land survey company, re-surveyed the Oyu Tolgoi ML corner points based on the official Mongolian survey datum ‘MSK42’ and marked the corners with concrete and steel pylons. In November 2004, Geomaster also surveyed the northern boundary between the Oyu Tolgoi ML and the Shivee Tolgoi ML, and marked it with wooden posts at 250–500 m intervals.

In September 2011, Geomaster completed another survey of the Shivee Tolgoi and Javhlant MLs using the newly-instated official Mongolian survey datum MONREF-97. During this survey, the corner posts were checked for accuracy as compared to the new MONREF-97 coordinates released by the Cadastre Office earlier in 2010. As of

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mid-November 2011, all posts were cemented in place for the Shivee Tolgoi and Javhlant MLs.

In November 2015, Geocad LLC officially surveyed and cemented new boundary posts along the new westernmost boundary of the Shivee Tolgoi ML after the licence area was voluntarily reduced in October 2015.

4.4.4	Regulations Compliance

All phases of Entrée’s activities are subject to the Minerals Law of Mongolia, Land Law, the Law on Environmental Protection, and various Taxation Laws.

In Mongolia, exploration requires filing an annual exploration work plan at the beginning of the year and provision of a summary report to the local soum. The Entrée/Oyu Tolgoi JV Project is affiliated with two soums, Khanbogd and Bayan-Ovoo. A second report that includes a discussion of environmental impacts must also be filed upon the conclusion of exploration activities. In addition, companies are required to post a bond equal to 50% of the total estimated cost of any anticipated environmental reclamation, which is refunded upon completion of the reclamation work.

A copy of the environmental plan must be delivered to the local soum (but is not approved by the soum) and the environmental bond is placed with a soum government account. Mining licences require further environmental and social studies in the form of an environmental impact assessment (EIA) and annual environmental protection plan (EPP) when the licence is granted. The soums must also be compensated for water and road usage. Such payments are computed at the end of each calendar year based on the extent of use. Even if Entrée relinquishes its licences, it remains responsible for any required reclamation. Entrée has advised Amec Foster Wheeler that at the effective date of this Report, it is in compliance with all environmental requirements.

There are no towns or villages within the Entrée/Oyu Tolgoi JV Project. The area may be used by nomadic herders.

4.5	Entrée/Oyu Tolgoi Joint Venture Agreements

On October 15, 2004, Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the Earn-In Agreement) with Ivanhoe Mines Ltd. (Ivanhoe Mines, now Turquoise Hill). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of Entrée, and was granted the right to earn an interest in the Entrée/Oyu Tolgoi JV property.

On November 9, 2004, Turquoise Hill and Entrée entered into an Amendment to Equity Participation and Earn-In Agreement, which appended the form of joint venture agreement (JVA) that the parties were required to enter into on the date upon which

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the aggregate earn-in expenditures incurred by Turquoise Hill equalled or exceeded the amount of earn-in expenditures required in order for Turquoise Hill to earn the maximum participating interest available (80%).

On March 1, 2005, the majority of Turquoise Hill’s rights and obligations under the Earn-In Agreement were assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Ivanhoe Mines Mongolia Inc. XXK (now OTLLC). The Government of Mongolia (through Erdenes Oyu Tolgoi LLC) subsequently acquired from Turquoise Hill a 34% interest in OTLLC, which is also the title holder of the Oyu Tolgoi ML located adjacent to, and surrounded by, the Project.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed the earn-in expenditures required in order to earn the maximum participating interest available. As a consequence, a joint venture was formed, with OTLLC having an initial joint venture participating interest of 80%, and Entrée having an initial joint venture participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the initial participating interest of OTLLC is 70% and the initial participating interest of Entrée is 30%.

By letter to OTLLC of July 4, 2008, Entrée confirmed the formation of the Entrée/Oyu Tolgoi joint venture (Entrée/Oyu Tolgoi JV). Although the JVA has not been formally executed, Entrée considers that the Entrée/Oyu Tolgoi JV is operating in accordance with the terms of the JVA appended to the Amendment to Equity Participation and Earn-In Agreement. OTLLC is the manager of the Entrée/Oyu Tolgoi JV.

On December 8, 2010, the Rio Tinto subsidiary Rio Tinto International Holdings Limited (also referred to as Rio Tinto) and Turquoise Hill entered into a Heads of Agreement (the Heads of Agreement), which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi project, among other things. Under the Heads of Agreement, Rio Tinto is responsible for management of the building and operation of the Oyu Tolgoi project, which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV property. In addition, on April 18, 2012, Rio Tinto announced that it had signed a memorandum of agreement with Turquoise Hill under which Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV property.

On October 1, 2015, Entrée and Entrée LLC entered into a License Fees Agreement with OTLLC, under which the parties agreed to negotiate in good faith to amend the JVA to include the Shivee West property in the definition of Entrée/Oyu Tolgoi JV property. The parties also agreed that the annual licence fees for the Shivee West ML would be for the account of each joint venture participant in proportion to their respective joint venture participating interests, with OTLLC contributing Entrée’s 20%

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share as a loan. To date, no definitive amended JVA has been entered into, and Entrée retains a 100% interest in the Shivee West property.

In addition, under the JVA, OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West property.

4.6	Oyu Tolgoi Investment Agreement

On October 6, 2009, Turquoise Hill, OTLLC, and Rio Tinto signed an investment agreement (Oyu Tolgoi Investment Agreement) with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long-term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement took legal effect on March 31, 2010.

The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and indirectly by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

Although the contract area defined in the Oyu Tolgoi Investment Agreement includes the Javhlant and Shivee Tolgoi MLs, Entrée is not a party to the Oyu Tolgoi Investment Agreement, and does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement. Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focused on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV property; the fact that the MLs integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. No agreements have been finalized.

The Oyu Tolgoi Investment Agreement provides that OTLLC will pay an annual mining licence fee of US$15.00/ha of mining area granted under a mining license, and stabilized. On January 23, 2015, the Parliament of Mongolia approved an amendment to the Minerals Law of Mongolia to express the annual mining licence fee in tugriks

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(MNT21,750/ha). Notwithstanding the amendment, Entrée and OTLLC agreed that they would continue to pay an annual mining licence fee for the Shivee Tolgoi and Javhlant MLs at the stabilized rate of US$15.00/ha.

The annual licence fee to keep the Shivee Tolgoi and Javhlant MLs in good standing is approximately US$944,000. The annual fees for the period October 27, 2017 to October 27, 2018 were paid on September 5, 2017.

4.7	Government Resolutions

Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits. The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV property to be part of the series of Oyu Tolgoi deposits.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi ML is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant MLs are included in the land area that is subject to Resolution 175.

It is expected, but not yet formally confirmed by the Government, that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV property pursuant to the Earn-In Agreement. If Entrée LLC is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, or Shivee West is not included in the definition of Entrée/Oyu Tolgoi JV property in the JVA, Entrée LLC’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée LLC in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

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The Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant MLs may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV property will likely be considered unnecessary.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée LLC was advised by the Mineral Resources Authority of Mongolia (MRAM) that the base structure overlaps with a portion of the Javhlant ML. By Order No. 123 dated June 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée LLC to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant ML, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right.

In March 2017, the Government of Mongolia passed Resolution 88, the purpose of which is to accelerate the establishment of a copper concentrate processing plant. On August 21, 2017, Entrée LLC received a letter from the State Secretary of the Ministry of Mining and Heavy Industry, advising that 150 ha of land covered by the Javhlant ML is required for a plant to be built between the proposed railway lines from the Oyu Tolgoi mine site to Tavantolgoi–Gashuunshukhait. A response was sent from OTLLC on behalf of both joint venture participants. No further correspondence from the State Secretary has been received.

4.8	Royalties and State Participation

The Minerals Law provides for the payment of a royalty for exploitation of a mineral resource (the regular royalty). In general, the regular royalty is calculated on the basis of the sales value of all extracted products sold or loaded to be sold, and of all products utilized. Depending on the type of mineral, the regular royalty ranges from a base rate of 2.5% to 5%. In addition, an additional royalty amount may be payable depending on the market value in excess of a designated base value of the relevant product (the surtax royalty).

The Minerals Law provides that the applicable regular royalty rate for gold sold to the Bank of Mongolia or commercial banks authorized by the Bank of Mongolia is 2.5% and no surtax royalty is charged. The applicable regular royalty rate for copper, silver, molybdenum and exported gold is 5%. The potentially applicable surtax royalty rates

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for copper, silver, molybdenum and exported gold are provided in Table 4-4.

If the State is an equity participant in the exploitation of a Strategic Deposit, the licence holder is permitted to negotiate with the Government of Mongolia to exchange the Government’s equity interest in the licence holder for an additional royalty payable to the Government (a special royalty), the percentage or amount of which would vary depending on the particulars of the Strategic Deposit, but which cannot exceed 5%. The special royalty would be paid in addition to the regular royalty and, if applicable, a surtax royalty.

4.9	Permitting Considerations

Permitting considerations are presented in Section 20.

4.10	Environmental Considerations

Environmental considerations are presented in Section 20.

4.11	Social License Considerations

Social licence considerations are presented in Section 20, and are also discussed briefly in Section 4.4.4.

4.12	Comments on Section 4

Information from Entrée and experts retained by Entrée supports the following:

•	The MLs are valid, and are in good standing. The MLs are not subject to outstanding liens or encumbrances, and are not pledged in any way

•	To the extent known, there are no other significant factors and risks that may affect access, title or right or ability to perform work on the Project.

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Table 4-4:     Surtax Royalty

Types of Mineral	Unit of measurement	Reference Products	Future Market Price (US$)	Surtax Royalty Rates in %, based on the Degree of Processing
				Ore	Concentrate	Product
Gold	Ounce	Gold (chemically pure)	0-900	—	—	0.00
			900-1,000			1.00
			1,000-1,100			2.00
			1,100-1,200			3.00
			1,200-1,300			4.00
			1,300 and above			5.00
Copper	Ton	Copper (pure metal)	0-5,000	0.00	0.00	0.00
			5,000-6,000	22.0	11.0	1.00
			6,000-7,000	24.0	12.0	2.00
			7,000-8,000	26.0	13.0	3.00
			8,000-9,000	28.0	14.0	4.00
			9,000 and above	30.0	15.0	5.00
Silver	Ounce	Silver (chemically pure)	0-25	—	—	0.00
			25-30			1.00
			30-35			2.00
			35-40			3.00
			40-45			4.00
			45 and above			5.00
Molybdenum	Ton	Molybdenum	0-35,000	0.00	0.00	0.00
			35,000-40,000	1.00	0.80	0.50
			40,000-45,000	2.00	1.60	1.00
			45,000-50,000	3.00	2.40	1.50
			50,000-55,000	4.00	3.20	2.00
			55,000 and above	5.00	4.00	2.50

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

5.1.1	Road

The Entrée/Oyu Tolgoi JV Project can be accessed on a paved road to Mandalgovi and from there via an unpaved road to the Project area, which is an eight-hour drive under normal conditions.

An access road from the Oyu Tolgoi area to the Mongolian–Chinese border crossing at Gashuun Sukhait has been upgraded. The total length of 105 km from the North gatehouse to the Mongolia–China border is a public road.

On the Chinese side of the border, a provincial road connects the border town of Ganqimaodao with the Jingzang Expressway via the towns of Hailiutu and Wuyuan, providing a direct road link between the Mongolian border crossing at Gashuun Sukhait and the Trans-China Railway system.

5.1.2	Air

Ulaanbaatar has an international airport. The municipalities of Mandalgovi, Dalanzadgad, and Tsogttsetsii have regional airports. A permanent domestic airport, Khanbumbat, has been constructed at Oyu Tolgoi, 11 km north of the Oyu Tolgoi camp area, that serves as regional airport for the Khanbogd soum, and supports the transport of people and goods to the site from Ulaanbaatar. The closest regional airport in China is at Hohhot.

5.1.3	Rail

The Trans-Mongolian Railway crosses the Mongolia–China border approximately 420 km east of the property, traversing the country from south-east to north-west through Ulaanbaatar to the border with Russia. At the Mongolia–China border, the rail gauge changes from the Russian standard to the Chinese standard. There is currently no access from the Project site to the rail line within Mongolia, except along a 330 km long desert trail northeast to Sainshand.

A standard gauge, 220 km long, railway is under construction by the Government of Mongolia from the Tavan Tolgoi coal project to the Chinese border at Gashuun Sukhait and will pass through the southwest corners of the Shivee Tolgoi and Javhlant MLs. Railway construction is currently halted.

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5.1.4	Port

OTLLC will make use of the Chinese Port of Tianjin, some 150 km southeast of Beijing, to import freight from overseas. The port is open year-round and has no ice restrictions during winter.

5.2	Climate

The South Gobi region has a continental, semi-desert climate, with the following climatic features noted in the Oyu Tolgoi area:

•	Air temperatures range from an extreme maximum of about 50°C to an extreme minimum of about –34°C. The typical air temperature in winter fluctuates between +6°C and -21°C

•	The minimum recorded ground temperature is –22°C and the maximum is +40°C

•	The average relative humidity ranges from 18.7% in May to 53.3% in January. Daily relative humidity can have considerable variation

•	Average annual precipitation is 57 mm/a, 90% of which falls as rain and the rest as snow. Snowfall accumulations rarely exceed 50 mm. Maximum rainfall events of up to 44 mm/h for a 1-in-10 year, 10-minute storm event have been recorded. In an average year, rainfalls occur on only 19 days, and snow falls on 10–15 days. Local records indicate that thunderstorms are likely to occur from 2–8 days each year at Oyu Tolgoi

•	Wind is usually present, predominantly from the north. Very high winds are accompanied by sandstorms that often severely reduce visibility for several hours at a time. Winter snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region about 5–8 days a year. Spring dust storms are far more frequent, and these can continue through June and July.

Mining operations are conducted year-round. Exploration activities can see short curtailments during storm activity.

5.3	Local Resources and Infrastructure

Although the local towns can provide the most basic mining and exploration needs for the early stages of exploration and project development (including basic labour requirements, food and other supplies), the majority of mining-related equipment and services for more advanced projects must be obtained from Ulaanbaatar or other locations in Asia. Dalanzadgad is considered a suitable centre for regional recruiting and training of staff for the Oyu Tolgoi operations.

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Additional information on local resources and infrastructure for the mining operation is presented in Section 18.

5.3.1	Shivee West Exploration Facilities

Currently, Entrée does not maintain any site infrastructure or other facilities in the Shivee Tolgoi property.

5.4	Physiography

The Project elevation ranges from about 1,160 to 1,450 masl. Surface elevations in the area of the Hugo North Extension deposit range from about 1,160–1,180 masl, and at Heruga, the elevations are about 1,160–1,170 masl.

The topography varies from flat gravel-covered plains interspersed with fields of plant-stabilized, hummocky sand dunes that are about a metre in height, to rocky, rugged low hills and ridges that can reach 60 m in height. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western, and southern parts of the property.

Numerous ephemeral streams cross the Project area, and flow for short periods immediately after rainfall. Water is widely available from shallow wells, while generally saline, the water is suitable for industrial uses such as drilling.

The flora in the Project area has been classified as representative of the eastern region of the Gobi Central Zone within the Central Asian Greater Zone. Vegetation tends to be homogenous across the Eastern Gobi Desert Steppe and consists of drought-tolerant shrubs and thinly distributed low grasses. Four rare plant species occur within the ML areas. Some shrubs are used for cooking and heating fires in ger dwellings. However, pressure from human use is lower near Oyu Tolgoi due to the low population density. Vegetation in the region serves as wildlife habitat and food source for migrating wildlife and livestock.

The land surrounding the ML areas is predominantly used for nomadic herding of goats, camels, horses, and sheep by small family units. Use is based on informal traditional Mongolian principles of shared grazing rights with limited land tenure for semi-permanent winter shelters and other improvements. Initiation of the OTLLC Herder Support Program has reduced the incidence of land use conflict between current mineral exploration and grazing practices. The Project intends to maintain coexistence of traditional grazing practices and mineral development, except where there is a risk to public safety or livestock.

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5.5	Seismicity

The seismicity of eastern Mongolia is generally low. The nearest known active seismo-tectonic zone to the Project site is the Mongolian Altai, approximately 50 km to 100 km to the west. Probabilistic and deterministic methods of analysis of available data concluded that the seismic risk for the Oyu Tolgoi area is low.

5.6	Comments on Section 5

There is sufficient suitable land available within the Project area for any tailings disposal, mine waste disposal, and installations such as a process plant and related mine infrastructure that might be needed to support a mining operation.

Infrastructure supporting the Oyu Tolgoi mining operation that will be used when mining Hugo North Extension Lift 1 is discussed in Section 16 to Section 18, and Section 23. Proposed infrastructure to support the 2018 PEA is discussed in Section 24.

A review of the power and water sources, manpower availability, and transport options (see Sections 18 and 20; and Section 24.1.4 for the 2018 PEA), indicates that there are reasonable expectations that sufficient labour and infrastructure will continue to be available to support declaration of Mineral Resources, Mineral Reserves, and the proposed life-of-mine (LOM) plan (LOMP).

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6.0	HISTORY

6.1	Exploration History

A summary of the exploration activities completed to date in the Oyu Tolgoi area is provided in Table 6-1.

6.2	Production

There has been no production to date from the Project that is the subject of this Report.

OTLLC has an operating open pit mine at Oyut within the Oyu Tolgoi ML; however, this mining operation is outside the Entrée/Oyu Tolgoi JV Project area.

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Table 6-1:     Project History

Year	Company	Current Area	Work Undertaken
1980s	Joint Mongolian and Russian geochemical survey team	Oyu Tolgoi ML	Identified a Mo anomaly over the Central zone of the Oyut deposit.
1983	Garamjav	Oyu Tolgoi ML, Shivee Tolgoi and Javhlant MLs	Regional reconnaissance.
1996	Magma Copper Company	Oyu Tolgoi ML, Shivee Tolgoi and Javhlant MLs	Identified a porphyry copper leached cap over the Central zone. Magma Copper taken over by BHP.
1996–1998	BHP	Shivee Tolgoi and Javhlant MLs	Preliminary geological investigations and some reconnaissance geophysical surveys.
1997–1998	BHP	Oyu Tolgoi ML

Geophysical surveying, including airborne magnetometer survey and induced polarization (IP) survey using a single gradient array.

geological, geochemical surveys, core drilling, initial Mineral Resource estimate.

1999	Ivanhoe Mines	Oyu Tolgoi ML	Acquired Oyu Tolgoi project.
2000–2001	Ivanhoe Mines	Oyu Tolgoi ML	RC drilling of supergene mineralization at Central; discovered Southwest zone through core drilling.
2001	Mongol Gazar	Shivee Tolgoi and Javhlant MLs

Awarded the Javhlant, Togoot and Shivee Tolgoi exploration licences by the Mongolian Government in March–April, 2001.

Grid surveying, soil sampling and shallow gradient-type IP geophysical surveys. This work was primarily in the area of Zones I and III in the western portion of the Shivee Tolgoi Licence.

2002	Ivanhoe Mines	Oyu Tolgoi ML	Discovery of Hugo Dummett deposit, core drilling.
2002	Entrée	Shivee Tolgoi and Javhlant MLs	Optioned from Mongol Gazar in July 2002.
2002	Entrée	Shivee Tolgoi and Javhlant MLs	Rock chip and soil sampling, IP and magnetic geophysical surveys, geological mapping, and trenching.
2003	Entrée	Shivee Tolgoi and Javhlant MLs

In September 2003, Entrée entered into a purchase agreement with Mongol Gazar and its affiliate MGP LLC, which replaced the option agreement.

Rock chip and soil sampling, IP, gravity and magnetic geophysical surveys, geological mapping, trenching and silt and pan concentrate sampling.

2003	Ivanhoe Mines	Oyu Tolgoi ML	Mineral Resource estimate for Oyut deposit.
2004	Ivanhoe Mines	Oyu Tolgoi ML	Preliminary economic assessment on Oyut deposit. Initial Mineral Resource estimate for Hugo South deposit.
2004	Entrée/Oyu Tolgoi JV	Entrée licences	Earn-in agreement signed November 2004.
2005	OTLLC	Oyu Tolgoi ML

Mineral Resource estimate for Hugo North.

Integrated Development Plan 2005 (IDP05) at PEA level, assuming open pit mining on the Oyut deposit, two block caves on Hugo North and one block cave on Hugo South. The plant capacity examined was 25.5 Mt/a with an expansion to 51 Mt/a.

2005–2006	Entrée/Oyu Tolgoi JV	Shivee Tolgoi ML	IP surveys, core drilling; discovery of Hugo North Extension. infill, geotechnical and sterilization drilling

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Year	Company	Current Area	Work Undertaken

of areas planned to host infrastructure for the Oyu Tolgoi project Drill testing of Eagle IP anomaly; sterilization drilling of the X-Grid (Oortsog) gold showing; shallow RC drilling.
2005–2006	Entrée/Oyu Tolgoi JV	Javhlant ML	IP surveying; identified Sparrow South, Castle Rock, and Southwest magnetic anomalies
2006	OTLLC	Oyu Tolgoi ML	Feasibility study prepared on Oyut deposit open pit scenario only. Shaft 1 headframe, hoisting plant, and associated infrastructure completed
2007–2008	Entrée/Oyu Tolgoi JV	Javhlant ML	Core drilling initiated. Heruga deposit (formerly Sparrow South) discovered.
2008	OTLLC	Oyu Tolgoi ML	Completion of Shaft 1 to a final depth of 1,385 m.
2009	OTLLC	Oyu Tolgoi ML	Government of Mongolia obtains interest. Mongolian Feasibility Study (MFS09) presented; assumes mining scenarios of the open pit on the Oyut deposit and underground mining by block caving on Hugo North, Hugo South, and Heruga. The plant capacity examined was 36.5 Mt/a with an expansion to 58 Mt/a.
2009	Entrée	Shivee Tolgoi and Javhlant MLs	The Shivee Tolgoi and Javhlant exploration licences, which form the Entrée/Oyu Tolgoi JV Project, were converted to MLs in October 2009. The third exploration licence, Togoot, was converted to a ML in June 2010, and was subsequently sold by Entrée in November 2011 to an arm’s length private Mongolian company.
2010	OTLLC	Oyu Tolgoi ML	Integrated Development Plan 2010 (IDP10); Mineral Reserves for open pit mining of the Oyut deposit and block caving of Hugo North Lift 1. The plant capacity examined was 36.5 Mt/a with an expansion to 58 Mt/a.
2011	OTLLC	Oyu Tolgoi ML	Integrated Development and Operating Plan (IDOP) which updated IDP10, using the same production scenario. Sinking of Shaft 2 commenced in 2011.
2012	OTLLC	Oyu Tolgoi ML	Detailed Integrated Development and Operating Plan (DIDOP); examined open pit mining on Oyut and underground block caving on Hugo North Lift 1 without a plant expansion.
2014	OTLLC	Oyu Tolgoi ML

2014 Oyu Tolgoi Feasibility Study submitted to Mongolian government. Included a Reserves Case (open pit mining on Oyut and underground block caving on Hugo North Lift 1) and a Resources Case (open pit mining on Oyut and underground block caving on Hugo North Lift 1 and Lift 2, Hugo South and Heruga. Both cases were at the plant rate of 36.5 Mt/a without expansion.

The Mongolian Reserves and Resources in the 2014 Oyu Tolgoi Feasibility Study were submitted to the Government of Mongolia to update the Mongolian State Reserves in 2014.

2015	OTLLC	Oyu Tolgoi ML	Statutory feasibility study, the 2015 Oyu Tolgoi Feasibility Study, based on modifications to the 2014 Oyu Tolgoi Feasibility Study, presented to Mongolian Government.
2016	OTLLC	Oyu Tolgoi ML	Statutory feasibility study, the 2016 Oyu Tolgoi Feasibility Study, based on modifications to the 2015 Oyu Tolgoi Feasibility Study, presented to Mongolian Government.

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Oyu Tolgoi porphyry deposits are hosted within the Palaeozoic Gurvansayhan Terrane, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces (Figure 7-1).

Development of the Central Asian Orogenic Belt consisted of Palaeozoic age accretionary episodes that assembled several island and continental margin magmatic arcs, rifted basins, accretionary wedges, and continental margins. Arc development ceased by about the Permian. During the Late Jurassic to Cretaceous, north–south extension occurred, accompanied by the intrusion of granitoid bodies, unroofing of metamorphic core complexes, and formation of extensional and transpressional sedimentary basins. Northeast–southwest shortening is superimposed on the earlier units and is associated with major strike–slip faulting and folding within the Mesozoic sedimentary basins.

The Gurvansayhan Terrane is interpreted to be a juvenile island arc assemblage that consists of highly-deformed accretionary complexes and volcanic arc assemblages dominated by imbricate thrust sheets, dismembered blocks, mélanges, and high-strain zones (Bardarch et al., 2002; Wainright et al., 2011). Lithologies identified to date in the Gurvansayhan Terrane include Silurian to Carboniferous terrigenous sedimentary, volcanic-rich sedimentary, carbonate, and intermediate to felsic volcanic rocks.

Sedimentary and volcanic units are intruded by Devonian granitoids and Permo–Carboniferous diorite, monzodiorite, granite, granodiorite, and syenite bodies, which can range in size from dykes to batholiths.

Major structures to the west of the Gurvansayhan Terrane include the Gobi–Tien Shan sinistral strike-slip fault system that splits eastward into a number of splays in the Oyu Tolgoi area, and the Gobi Altai Fault system, which forms a complex zone of sedimentary basins over-thrust by basement blocks to the north and northwest of Oyu Tolgoi (Figure 7-2). To the east of the Gurvansayhan Terrane, regional structures are dominated by the northeast-striking East Mongolian Fault Zone, which forms the southeast boundary of the terrane. This regional fault may have formed as a major suture during Late Palaeozoic terrane assembly, with Mesozoic reactivation leading to the formation of northeast-elongate sedimentary basins along the fault trace.

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Figure 7-1:   Regional Setting, Gurvansayhan Terrane

Note: Figure modified after Wainwright (2008); courtesy Entrée, 2017.

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Figure 7-2:   Regional Structural Setting, Gurvansayhan Terrane

Note: Figure courtesy Entrée, 2017. Figure north is to top of plan.

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7.2	District Geology

The Oyu Tolgoi district is a poorly-exposed inlier of Devonian mafic to intermediate volcanic, volcaniclastic, and sedimentary rocks that have been intruded by Devonian to Permian felsic plutons. These rocks are unconformably overlain by poorly consolidated Cretaceous sedimentary rocks and younger unconsolidated sedimentary deposits. A regional geology map is provided in Figure 7-3 and Figure 7-4. A district-wide stratigraphic column that shows the relative thicknesses of the various lithologies is presented in Figure 7-5.

Two major stratigraphic sequences are recognized in the district:

•	Tuffs, basaltic rocks, and sedimentary strata of probable island-arc affinity, generally tentatively assigned to the Upper Devonian Alagbayan Group (Minjin et al., 2004). Copper and gold mineralization occurs in this sequence

•	An overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, water-lain tuffs, and basaltic to andesitic flows and volcaniclastic rocks, assigned to the Carboniferous Sainshandhudag Formation, part of the Gurvankharaat Group. There is no mineralization within these units.

The two sequences are separated by a regional unconformity that, in the Oyu Tolgoi area, is associated with a time gap of about 10 Ma to 15 Ma.

A thin covering of gently-dipping to horizontal Cretaceous stratified clays and clay-rich gravels overlies the Palaeozoic sequences, infilling paleo-channels and small fault-controlled basins.

7.2.1	Lithologies

Alagbayan Group

Four major lithological divisions are present within the Alagbayan Group, and each of these divisions comprises two or more mappable subunits (Table 7-1). The two lower basaltic to dacitic volcanic units are commonly strongly altered and form important mineralization hosts, while the upper two volcano-sedimentary units lack significant alteration and mineralization. Unit DA4 (Heruga sequence) is separated from the underlying Alagbayan Group units by a contact-parallel fault. There is some evidence that sedimentary facing direction indicators within the DA4 unit face downwards, implying that the unit is allochthonous with respect to the underlying, upright sequence.

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Figure 7-3:   District Geology Map

Note: Figure courtesy OTLLC, modified by Entrée, 2017. See Figure 7-4 for legend key.

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Figure 7-4:   Geology Legend to Accompany Figure 7-3

Note: Figure courtesy Entrée, 2017.

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Figure 7-5:   Project Stratigraphic Column

Note: Figure courtesy Entrée, 2017. Figure modified from Crane and Kavalieris (2012).

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Table 7-1:     Major Units of the Alagbayan Formation

Unit	Lithologies	Description
DA1	Basaltic flows and volcaniclastic rocks; several hundred metres in thickness.

Two subunits:

•  Lower: grey to green, finely-laminated, volcanogenic siltstone and interbedded fine sandstone (DA1a)

•  Upper: dark green, massive porphyritic (augite) basalt. Overlies and partially intercalated with basal unit (DA1b).

DA2	Dacite tuff/volcaniclastic rocks; at least 200 m thick

Three subunits:

•  Lower: monolithic to slightly polylithic basaltic lapilli tuff to volcaniclastic conglomerate/breccia. Underlies and partially intercalated with middle unit (DA2a)

•  Middle: buff to dark green, dacite lapilli tuff. Overprinted by intense sericite and advanced argillic alteration (DA2b_1)

•  Upper: weakly altered to unaltered polymictic block tuff to breccia, with lesser intercalated lapilli tuff (DA2b_2).

DA3	Clastic sedimentary sequence; approximately 100 m thick

Two subunits:

•  Polylithic conglomerate, sandstone, and siltstone. Abundant in the South Oyu deposits and parts of the Hugo South deposit (DA3a)

•  Rhythmically interbedded carbonaceous siltstone and fine brown sandstone. Ubiquitous in drill holes in Hugo North and is also discontinuously distributed in the more southerly deposits (DA3b).

DA4	Basaltic flows/fragmental rocks, siltstone; approximately 600 m thick

Three subunits:

•  Dark green basaltic volcanic breccia with vesicular, fine-grained to coarsely porphyritic basaltic clasts is the dominant lithotype; interlain with volcanogenic sandstones and conglomerates (DA4a)

•  Thinly-interbedded red and green siltstone, which contain subordinate basalt layers in their lower levels (DA4b)

•  Massive green to grey sandstone with rare siltstone interbeds (DA4c).

Sainshandhudag Formation

The Sainshandhudag Formation is divided into three major units at Oyu Tolgoi: a lower-most tuffaceous sequence, an intermediate clastic package, and an uppermost volcanic/volcaniclastic sequence (Table 7-2). The unit post-dates porphyry mineralization and is separated from the underlying Devonian rocks by a regional unconformity.

Intrusive Rocks

Intrusive rocks are widely distributed through the Oyu Tolgoi district and range from large batholithic intrusions to narrow discontinuous dykes and sills. At least seven classes of intrusive rocks can be defined based on compositional and textural characteristics (Table 7-3).

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Table 7-2:     Major Units of the Sainshandhudag Formation

Unit	Lithologies	Description
CS1	Andesitic lapilli tuff and volcaniclastic rocks; approximately 200 m thick	Andesitic lapilli tuff with abundant fiamme, and subordinate block tuff to breccia.
CS2	Conglomerate, sandstone, tuff, and coal; approximately 200 m thick	Typically shows a progression from a lower conglomerate–sandstone–siltstone-dominant unit (CS2a) to an overlying siltstone–waterlain tuff unit (CS2b). Carbonaceous siltstone and coal beds occur in the lower part of the sequence.
CS3	Basaltic and andesite lava and volcaniclastic rocks; approximately 800 m thick

Four subunits:

•  Basal: thin volcanic sandstone (CS3a)

•  Lower middle: discontinuous porphyritic basaltic andesitic lava sequence (CS3b)

•  Upper middle: thick basaltic breccia-to-block tuff unit (CS3c_1)

•  Upper: intercalated to overlying porphyritic basalt flow sequence (CS3c_2).

Table 7-3:     Major Intrusive Rock Units

Unit	Lithologies	Age	Description
Intrusions	Quartz monzodiorite to monzodiorite	371 ± 2 Ma	Texturally and compositionally varied. Generally phenocryst-crowded, with >40% plagioclase phenocrysts up to 5 mm long, and 10–15% biotite and hornblende. Abbreviated to Qmd.
Intrusion, dykes and sills	Biotite granodiorite	366 ± 4 Ma	Contain large plagioclase phenocrysts with lesser small biotite phenocrysts, within a fine-grained to aphanitic brown groundmass. Intrusions are compositionally and texturally varied and probably include several intrusive phases. Forms a large stock at Hugo North (BiGd)
Intrusions	Syenite, granite, quartz monzonite, quartz diorite, and quartz syenite	348 ± 3 Ma	Large, polyphase granitic complex bounding the Oyu Tolgoi Project to the northwest.
Dykes	Hornblende–biotite andesite and dacite	343 ± 3 Ma	Typically, strongly porphyritic with feldspar, hornblende, and biotite. Quartz phenocrysts are common.
Dykes and sills	Rhyolite; range from metres to a few tens of metres wide	320 ± 10 Ma	Aphanitic and aphyric. Intrusive breccias are common along dyke contacts, commonly incorporating both rhyolitic and wall rock fragments within a flow-banded groundmass.
Dykes	Basalt/dolerite; in deposit area range from metres to a few tens of metres wide; in southwest part of the project can occur as large, sill-like intrusive masses	Carboniferous	Intrude all stratified units. Typically, aphanitic to fine-grained, locally vesicular, and contain variable amounts of plagioclase phenocrysts.
Intrusions	Alkaline granite	Permian 290 ± 1 Ma	Large, circular intrusion exposed just east of the Oyu Tolgoi Project that is defined by abundant pegmatite dykes.

Copper–gold porphyry mineralization is related to the oldest recognized intrusive suite, comprising large Devonian quartz monzodiorite intrusions.

7.2.2	Structure

The district is underlain by complex networks of faults, folds, and shear zones. Most of these structures are poorly exposed on surface and have been defined through integration of detailed exploration data (primarily drill hole data), property-scale

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geological mapping, and geophysical data. There is evidence for several phases of deformation and reactivation of the early faults during later deformational events.

7.3	Hugo North/Hugo North Extension

The Hugo Dummett deposits (Hugo North/Hugo North Extension and Hugo South) contain porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposits are highly elongated to the north–northeast and extend over at least 3 km.

7.3.1	Lithologies

Host rocks at Hugo North/Hugo North Extension are an easterly-dipping sequence of volcanic and volcaniclastic strata correlated with the lower part of the Devonian Alagbayan Group, quartz monzodiorite rocks that intrude the volcanic sequence, and a large post-mineralization biotite granodiorite.

7.3.2	Structure

The Hugo North/Hugo North Extension deposit occurs within easterly-dipping homoclinal strata contained in a north–northeasterly elongated, fault-bounded block. The northern end of this block is cut by several northeast-striking faults near the boundary between the Oyu Tolgoi and Shivee Tolgoi MLs. Deformation of the Hugo North/Hugo North Extension deposit is dominated by brittle faulting.

Much of the known folding at Hugo North/Hugo North Extension is restricted to the upper part of the Alagbayan Group and the overlying Sainshandhudag Formation.

7.3.3	Alteration

The Hugo North/Hugo North Extension deposit is characterized by copper–gold porphyry and related styles of alteration. These include biotite–K-feldspar (K-silicate), magnetite, chlorite–muscovite–illite, albite, chlorite–illite–hematite–kaolinite (intermediate argillic), quartz–alunite–pyrophyllite–kaolinite–diaspore–zunyite–topaz–dickite (advanced argillic), and sericite–muscovite zones.

At Hugo North Extension, the distribution of the alteration is strongly lithologically controlled: the dacite tuff typically shows strong advanced argillic alteration, whereas basalt tends to be chlorite–muscovite–hematite-altered, with pyrophyllitic advanced argillic alteration in its uppermost parts. Pockets of advanced argillic alteration occur locally in the high-grade zone in the Qmd.

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7.3.4	Mineralization

The highest-grade copper mineralization in the Hugo North/Hugo North Extension deposit is related to a zone of intensely stockworked to sheeted quartz veins, known as the QV90 zone (so named because >90% of the rock has >15% quartz veining). The high-grade zone is centred on thin, east-dipping, quartz monzodiorite intrusions, or within the apex of the large quartz monzodiorite body, and extends into the adjacent basalt. In addition, moderate to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intense vein zone, in the Hugo North/Hugo North Extension gold zone. This zone is distinct, and has a high Au (ppm) to Cu (%) ratio of 0.5:1.

Bornite is dominant in the highest-grade parts of the deposit (3–5% Cu) and is zoned outward to chalcopyrite (2% Cu). At grades of <1% Cu, pyrite–chalcopyrite dominates. Within the upper levels where advanced argillically-altered basaltic tuff is reported, the assemblage comprises pyrite–chalcopyrite ± enargite, tennantite, bornite, chalcocite, and more rarely covellite.

The high-grade bornite zone consists of relatively coarse bornite permeating quartz and disseminations in wall rocks, usually intergrown with subordinate chalcopyrite. Pyrite is rare to absent, except locally where the host rocks are advanced argillically altered. Although chalcocite is commonly found with bornite at Hugo South, it is less common at Hugo North/Hugo North Extension. High-grade bornite is associated with minor amounts of tennantite, sphalerite, hessite, clausthalite, and gold, which occur as inclusions or at grain boundaries.

Elevated gold grades at Hugo North/Hugo North Extension occur within the up-dip (western) portion of the intensely-veined, high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite. Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (5% to 25% by volume and is characterized by finely disseminated bornite and chalcopyrite). Sulphides are disseminated throughout the rock in the matrix as well as in quartz veins. The fine-grained bornite has a black “sooty” appearance. A red coloration is attributed to fine hematite dusting, primarily associated with albite.

7.3.5	Hugo North Extension

The Hugo North Extension is a term used to delimit that portion of the Hugo North deposit that extends into the Entrée/Oyu Tolgoi JV property. The current geological and grade models extend from the licence boundary and are terminated approximately 700 m north where drilling becomes sparse and continuity of geological units becomes difficult to determine. Drilling approximately 150 m north of the northernmost extent of the model did not intersect significant mineralization and reportedly intersected an

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anomalously long intersection of IGN. An east–west-trending fault is inferred to terminate and possibly down-drop stratigraphy north of the fault to depths greater than 2,000 m. This fault has not been confirmed by drilling and has not been modeled. The Hugo North extension potentially remains open to the north and at depth.

The Hugo North Extension occurs within moderately east-dipping (65° to 75°) strata contained in a north–northeasterly-elongate fault-bounded block. The deposit is cut by several northeast-striking faults and fault splays near the boundary with the Oyu Tolgoi ML. Other than these northeasterly faults, the structural geometry and deformation history of the Hugo North Extension area is similar to that of the Hugo North deposit.

Deformation of the Hugo North Extension zone is dominated by brittle faulting. Major faults cutting the deposit can be grouped into three sets:

•	Steep north–northeast-striking faults (West Bat)

•	North–northeast-striking, moderate to steeply east-dipping faults subparallel to lithological contacts (Contact Fault)

•	East–northeast-striking faults cutting across the strike of the deposit (Boundary Fault System).

The Hugo North Extension deposit remains potentially open to the north and at depth.

7.4	Heruga

The Heruga deposit is the most southerly of the currently-known deposits within the Oyu Tolgoi trend, although there are additional mineralized targets to the southwest of Heruga. The deposit is considered to be a copper–gold–molybdenum porphyry deposit and is zoned with a carapace that has elevated molybdenum grades at higher elevations overlying more gold-elevated mineralization at depth. The top of the mineralization is about 500–600 m below the present ground surface.

The deposit has been drill-tested over a 2.3 km length, is elongated in a north–northeast direction and plunges to the north. The Heruga North zone is the down-plunge extension of the Heruga mineralization within the Oyu Tolgoi ML (refer to Figure 7-3). The top of the Heruga North zone is approximately 1,100 m below surface and plunges gradually downward as it extends to the north. The Solongo Fault forms the projected northern limit of mineralization associated with the Heruga North zone.

Within the Heruga deposit, quartz monzodiorite intrusions are small compared to the stocks present in the Hugo North/Hugo North Extension and Oyut areas, perhaps explaining the lower grade of the Heruga deposit. Non-mineralized dykes, comprising about 15% of the volume of the deposit, cut all other rock types. However, the quartz

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monzonite body appears to flare to the east and forms a large stock within the Heruga area.

The deposit is transected by a series of north–northeast-trending vertical fault structures that step down 200 m to 300 m at a time to the west and have divided the deposit into at least two structural blocks.

Mineralized veins have a much lower density at Heruga than in the more northerly Oyut and Hugo North/Hugo North Extension deposits. High-grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock.

At deeper levels, mineralization consists of chalcopyrite and pyrite in veins and disseminated within biotite–chlorite–albite–actinolite-altered basalt or sericite–albite-altered quartz monzodiorite. The higher levels of the orebody are overprinted by strong quartz–sericite–tourmaline–pyrite alteration where mineralization consists of disseminated and vein-controlled pyrite, chalcopyrite, and molybdenite.

There is no oxide zone at Heruga, nor is there any high-sulphidation style mineralization known to date.

The deposit remains potentially open to the south.

7.5	Shivee West Property

The bedrock geology of the Shivee West property area consists of Devonian and Carboniferous volcanic and sedimentary rocks intruded by plutons, stocks and dykes of Carboniferous and possibly Devonian age (Figure 7-6).

Mapping at 1:10,000 scale (Panteleyev 2004, 2005, 2006, 2007, 2008, 2010, 2011) established a number of volcanic and sedimentary units, some of which are equivalent to logging and mapping units within the Oyu Tolgoi ML, allowing correlation of the latter over a large area outside the confines of the Oyu Tolgoi ML and the Entrée/Oyu Tolgoi JV property. Permian Khanbogd alkaline intrusive rocks are not currently known to occur within the Shivee West property.

The geology of the mapped area is described in more detail in the following subsections. Stratigraphic and lithological correlations between separated areas remain tentative or unknown at the Report effective date.

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Figure 7-6:   Geology Plan, Shivee West Property

Note: Figure courtesy Entrée, 2017.

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7.5.1	Lithologies

Devonian and Carboniferous sedimentary and volcanic rocks form a north–northeast-trending belt (the Devonian corridor), underlying the eastern portion of the Shivee West property (refer to Figure 7-6). The Devonian corridor is bounded on the east and west by Carboniferous-aged plutons, designated as the “east granite” and “west granite” plutons.

The Devonian corridor can be divided into three geomorphic areas separated by west–northwest-trending faults. These areas are also distinguished by the dominant bedrock lithologies as follows:

•	Northern area: comprises Devonian volcanic and volcaniclastic rocks and lower to Upper Carboniferous volcanic lithologies

•	Central, possibly uplifted area: dominated by Devonian clastic sedimentary rocks with Middle Carboniferous volcanic rocks to the east

•	Southern area: underlain by Middle Carboniferous volcanic rocks.

A second area of probable Devonian rocks is located in the southeast corner of the Shivee West property adjacent to the Oyu Tolgoi ML, and a mapped area of Carboniferous volcaniclastic rocks is located in the west–central portion of the Shivee West property.

7.5.2	Stratigraphy

Devonian lithologies within the Shivee West property have been assigned that age based on their lithological and geochemical similarities to the dated Devonian sequence at Oyu Tolgoi (including the Entrée/Oyu Tolgoi JV property). In addition, uranium–lead age determinations of detrital zircons from two samples are consistent with a Devonian age. Most of the Devonian rocks within the Shivee West property are fine-grained clastic sedimentary lithologies (D1) which are correlated with the Oyu Tolgoi unit DA4b.

In the southeast corner of the Shivee West property, thin-bedded to laminated black volcanogenic siltstone, sandstone, and abundant pyroxene-phyric basalt flows (DA1) are identical to Oyu Tolgoi map unit DA1b. Alteration by pervasive and fracture-controlled chlorite, epidote, calcite, and albite imparts a ‘greenstone’ appearance to the rocks. In some areas, a remnant, fine-grained, equigranular texture is visible that suggests dykes or sills of diabase are present in the predominantly basaltic flow succession. Further south in the same area are dacitic welded ash flows and coarse pyroclastic rocks (CS) that are of uncertain correlation, but appear to be Carboniferous in age.

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Unconformably overlying the D1 Devonian stratigraphy are Carboniferous mafic to felsic volcanic rocks and derived sedimentary rocks (see Figure 7-6, Units CS, CD, CT, 1–9). The Carboniferous volcanic rocks are generally north-striking, feldspar-porphyritic, intermediate to felsic volcaniclastic rocks, maroon to pale green in colour. The volcaniclastic rocks (in large part pyroclastic flow deposits) are usually heterolithic, poorly sorted to unsorted, with vague bedding; occasionally very well laminated base surge tuffs can be observed. Welded textures (fiamme, rheomorphic flow folding) are common.

Correlation with Oyu Tolgoi ML mapping units has not been established. However, the overall stratigraphic position suggests that the CS unit is in part equivalent to Oyu Tolgoi units CS1 (andesitic volcaniclastics) and CS2 (clastic sedimentary rocks and basaltic volcanic rocks).

An unconformity separates the lower volcanic/sedimentary and middle volcanic assemblages. A second unconformity separates the middle and upper volcanic assemblages.

Undivided volcaniclastic rocks in the west–central area of the Shivee West property (Camp Area) are predominantly dacitic pyroclastic rocks with subordinate rhyodacite and andesitic to basaltic units. All of these units are interpreted to be Carboniferous in age. Some of the ignimbritic andesite rocks are lithologically similar to rocks of Oyu Tolgoi map unit CS1. The volcanic central part of the mapped area is flanked to the east by plutonic rocks and is in fault contact to the south with intrusive rocks.

7.5.3	Intrusive Rocks

Intrusive rocks in the Devonian Corridor have been assigned to four suites (Table 7-4). None have been shown to be of Devonian age, although the monzodiorite dykes (MzDio) within D1 sedimentary rocks at Khoyor Mod may be late Devonian to early Carboniferous in age. The granite plutons are by far the most abundant.

7.5.4	Metamorphism and Structure

Devonian clastic rocks of Shivee West have undergone a pervasive mild regional metamorphism (prehnite–pumpellyite to low-grade greenschist facies) during deformation. This has imparted a very subtle foliation that is rarely measurable in the field. Based on drill hole studies in 2007, it was suggested that mineral growth logged as alteration mineralization actually formed during regional metamorphism, and should be considered to be part of the mineral assemblage pervasive in the rock (Carr, 2007).

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Table 7-4:     Shivee West Property Intrusive Units

Unit	Description
Syngenetic Dyke Suite	Dykes and possibly sills of no persistent strike length that cannot be shown to extend beyond the mapping unit that hosts them. Most are basaltic to andesitic dykes and some brecciated dacitic dykes within the Zone III area. Note that this unit is not represented in Figure 7-6.
Granitic Plutonic Suite	Large Carboniferous composite plutons, usually medium-grained to weakly feldspar-porphyritic intermediate to felsic rocks. The Western Granite and Eastern Granite intrude the western and eastern sides of the Devonian Corridor. The gently dipping east contact of the West Granite hosts quartz–molybdenite mineralization. South of Khoyor Mod, the Central Granite is a small granitic pluton intruding D1 rocks.
Monzonite Plutonic Suite (Dior/MzDior)	May in part be Devonian in age. These are syn-tectonic to late-tectonic mafic (diorite, monzodiorite) plutons and dykes within volcanic/sedimentary sequences. A diorite stock and a late hornblende plus feldspar dyke south of Undai Gol have ages of 350.9 ± 0.4 Ma and 341.3 ± 0.4 Ma (Davis, 2006)
Late Dyke Suite (Sy/Rhy)	Late syenitic to felsic dykes, usually cutting all other plutonic suites. A late syenitic dyke assigned to this suite is a distinctive salmon pink to orange weathering hornblende plagioclase porphyry that represents a later intrusive event around 312.9 ± 1.5 Ma (Davis, 2006; Panteleyev, 2007) Felsic dykes are dacite to rhyolite in composition, and can have hornblende, feldspar and quartz phenocrysts. A late hornblende + feldspar dyke south of Undai Gol was dated at 341.3 ± 0.4 Ma (Davis, 2006).

The Devonian stratigraphy (D1) in the Devonian Corridor forms an anticline, formed by strongly folded northeast-striking sedimentary rocks, in which the geometry of the Devonian rocks is controlled by moderately southwest-plunging asymmetric F3 folds (Carr, 2007). Dips are steep to sub-vertical, except in the nose of the anticline. Way-up criteria are almost exclusively confined to graded bedding; cross-stratification and flame structures are rarely observed.

The clastic sedimentary rocks are generally upward facing, although there can be occasional bedding reversals. At the north end of the Devonian Corridor, clastic fiamme-bearing lapilli tuffs (DA1) and pyroxene-bearing basalts appear to conformably overlie D1 sediments. This suggests the Devonian stratigraphic sequence within the Shivee West property is normal, and unlike the Oyu Tolgoi ML geology, lacks significant thrust faulting.

The unconformably-overlying Carboniferous stratigraphy appears to be moderately dipping to relatively flat-lying.

Stratigraphy does not appear overturned with the exception of an area east of Zone III, where clastic sedimentary rocks assigned to the CS2 unit show both overturned and normal facing directions. No pervasive deformation is apparent in Carboniferous rocks on surface. However, the lowermost CS1 units appear to exhibit a subtle deformation lacking in the overlying middle and upper volcanic units. Strong foliation was observed in drill core of Carboniferous volcaniclastic rocks from two deep holes drilled on the Tom Bogd target. This deformation is attributed to the influence of a major shear zone of uncertain orientation.

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Most faults are interpreted from offsets in bedding or lithology across areas of overburden, by topographic lows exploited by the local drainage pattern, and by interpretation from geophysical and geochemical surveys. A fault may separate the Devonian and Carboniferous sequences on the east side of the Devonian Corridor but cannot be confirmed. There is also a prominent set of west–northwest-trending faults that have strongly influenced the local drainage pattern.

7.6	Comments on Section 7

The knowledge of the deposit settings, lithologies, mineralization style and setting, mineralization controls, and the structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation.

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8.0	DEPOSIT TYPES

8.1	Deposit Model

The Oyu Tolgoi deposits, including those within the Entrée/Oyu Tolgoi JV property, host copper–gold porphyry and related high-sulphidation copper–gold deposit styles. Mineralization identified in the Shivee West property consists of low-sulphidation epithermal mineralization styles.

8.1.1	Porphyry Deposits

The following discussion of the typical nature of porphyry-copper deposits is sourced from Sillitoe, (2010), Singer et al., (2008), and Sinclair (2006).

Geological Setting

Porphyry copper systems commonly define linear belts, some many hundreds of kilometres long, as well as occurring less commonly in apparent isolation. The systems are closely related to underlying composite plutons, at paleo-depths of 5 km to 15 km, which represent the supply chambers for the magmas and fluids that formed the vertically elongate (>3 km) stocks or dyke swarms and associated mineralization.

Commonly, several discrete stocks are emplaced in and above the pluton roof zones, resulting in either clusters or structurally controlled alignments of porphyry copper systems. The rheology and composition of the host rocks may strongly influence the size, grade, and type of mineralization generated in porphyry copper systems. Individual systems have life spans of circa 100,000 years to several million years, whereas deposit clusters or alignments, as well as entire belts, may remain active for 10 million years or longer.

Deposits are typically semicircular to elliptical in plan view. In cross-section, ore-grade material in a deposit typically has the shape of an inverted cone with the altered, but low-grade, interior of the cone referred to as the “barren” core. In some systems, the barren core may be a late-stage intrusion.

The alteration and mineralization in porphyry copper systems are zoned outward from the stocks or dyke swarms, which typically comprise several generations of intermediate to felsic porphyry intrusions. Porphyry copper–gold–molybdenum deposits are centered on the intrusions, whereas carbonate wall rocks commonly host proximal copper–gold skarns and less commonly, distal base metal and gold skarn deposits. Beyond the skarn front, carbonate-replacement copper and/or base metal–gold deposits, and/or sediment-hosted (distal-disseminated) gold deposits can form. Peripheral mineralization is less conspicuous in non-carbonate wall rocks, but may include base metal- or gold-bearing veins and mantos. Data compiled by

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Singer et al. (2008) indicate that the median size of the longest axis of alteration surrounding a porphyry copper deposit is 4–5 km, while the median size area of alteration is 7–8 km2.

High-sulphidation epithermal deposits may occur in lithocaps above porphyry-copper deposits, where massive sulphide lodes tend to develop in their deeper feeder structures, and precious metal-rich, disseminated deposits form within the uppermost 500 m.

Figure 8-1 shows a schematic section of a porphyry copper deposit illustrating the relationships of the lithocap to the porphyry body, and associated mineralization styles.

Mineralization

Porphyry copper mineralization occurs in a distinctive sequence of quartz-bearing veinlets as well as in disseminated forms in the altered rock between them. Magmatic–hydrothermal breccias may form during porphyry intrusion, with some breccias containing high-grade mineralization because of their intrinsic permeability. In contrast, most phreatomagmatic breccias, constituting maar–diatreme systems, are poorly mineralized at both the porphyry copper and lithocap levels, mainly because many such phreatomagmatic breccias formed late in the evolution of systems, and the explosive nature of their emplacement fails to trap mineralizing solutions.

Copper–ore mineral assemblages are a function of the chemical composition of the fluid phase and the pressure and temperature conditions affecting the fluid. In primary, unoxidized or non-supergene-enriched ores, the most common ore–sulphide assemblage is chalcopyrite ± bornite, with pyrite and minor amounts of molybdenite. In supergene-enriched ores, a typical assemblage can comprise chalcocite + covellite ± bornite, whereas, in oxide ores, a typical assemblage could include malachite + azurite + cuprite + chrysocolla, with minor amounts of minerals such as carbonates, sulphates, phosphates, and silicates. Typically, the principal copper sulphides consist of millimetre-scale grains, but may be as large as 1–2 cm in diameter and, rarely, pegmatitic (larger than 2 cm).

Alteration

Alteration zones in porphyry copper deposits are typically classified on the basis of mineral assemblages. In silicate-rich rocks, the most common alteration minerals are K-feldspar, biotite, muscovite (sericite), albite, anhydrite, chlorite, calcite, epidote, and kaolinite. In silicate-rich rocks that have been altered to advanced argillic assemblages, the most common minerals are quartz, alunite, pyrophyllite, dickite, diaspore, and zunyite.

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Figure 8-1:   Schematic Section, Porphyry Copper Deposit

Note: Figure from Sillitoe, 2010.

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In carbonate rocks, the most common minerals are garnet, pyroxene, epidote, quartz, actinolite, chlorite, biotite, calcite, dolomite, K-feldspar, and wollastonite. Other alteration minerals commonly found in porphyry-copper deposits are tourmaline, andalusite, and actinolite. Figure 8-2 shows the typical alteration assemblage of a porphyry-copper system.

Porphyry copper systems are initiated by injection of oxidized magma saturated with sulphur- and metal-rich, aqueous fluids from cupolas on the tops of the subjacent parental plutons. The sequence of alteration–mineralization events is principally a consequence of progressive rock and fluid cooling, from >700° to <250°C, caused by solidification of the underlying parental plutons and downward propagation of the lithostatic–hydrostatic transition. Once the plutonic magmas stagnate, the high-temperature, generally two-phase hyper-saline liquid and vapour responsible for the potassic alteration and contained mineralization at depth and early overlying advanced argillic alteration, respectively, gives way, at <350°C, to a single-phase, low-to-moderate-salinity liquid that causes the sericite–chlorite and sericitic alteration and associated mineralization. This same liquid also is a source for mineralization of the peripheral parts of systems, including the overlying lithocaps.

The progressive thermal decline of the systems combined with syn-mineral paleo-surface degradation results in the characteristic overprinting (telescoping) and partial to total reconstitution of older by younger alteration–mineralization types. Meteoric water is not required for formation of this alteration–mineralization sequence although its late ingress is common.

Applicability of the Porphyry Model

Features that classify the Oyu Tolgoi and Entrée/Oyu Tolgoi JV property deposits as porphyry copper-type deposits include:

•	Mineralization in or adjoining porphyritic intrusions of quartz monzodiorite composition

•	Mineralization is spatially, temporally, and genetically associated with hydrothermal alteration of the intrusive bodies and host rocks

•	Large zones of veining and stockwork mineralization, together with minor disseminated and replacement mineralization occur throughout large areas of hydrothermally-altered rock, commonly coincident wholly or in part with hydrothermal or intrusion breccias

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Figure 8-2:   Schematic Section Showing Typical Alteration Assemblages

Note: Figure from Sillitoe (2010)

•	Hydrothermal alteration is extensive and zoned. Major alteration minerals in the biotite–chlorite, intermediate argillic, sericite, and K-spar alteration zones include quartz, chlorite, sericite, epidote, albite, biotite, haematite–magnetite, pyrophyllite, illite, and carbonate. Advanced argillic alteration zones can contain minerals such as kaolinite, zunyite, pyrophyllite, muscovite, illite, topaz, diaspore, andalusite, alunite, montmorillonite, dickite, tourmaline, and fluorite. In the leached cap, smectite and kao-smectite can also occur. The alteration assemblages are consistent with the physico-chemical conditions of a porphyry environment

•	Pyrite is the dominant sulphide, reflecting the typical high-sulphur content of porphyry copper deposits. The major ore minerals include chalcopyrite, bornite, chalcocite, covellite and enargite. In some zones, minerals such as tennantite,

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tenorite, cubanite, and molybdenite have been identified. Gold typically occurs as inclusions in the sulphide minerals

•	Has copper grades that are typical of the range of porphyry copper grades (0.2% to >1% Cu).

The Oyu Tolgoi porphyry copper deposits display a range of mineralization styles, alteration characteristics, and deposit morphologies that are likely to reflect differences in structural controls, host rock lithology, and depth of formation. Structural influences account for the most part for the differences in shape and distribution of mineralization within the deposits. The more typical copper–gold porphyry style alteration and mineralization tend to occur at deeper levels, predominantly within basalt and quartz monzodiorite.

High-sulphidation mineralization and associated advanced argillic alteration are most common within the wall rocks (basaltic tuffs and fragmental rocks) to the quartz monzodiorite where it intrudes to levels high in the stratigraphic succession, and in narrow structurally-controlled zones. High-sulphidation mineralization often forms in steam condensate zones and then collapses back into the hypogene zone, causing overprinting and textural destruction.

The Hugo Dummett deposits have several features that are unusual when compared with typical porphyry copper systems, including:

•	Anomalously high copper and gold grades, particularly in the northern part

•	An unusually weakly-altered pre-mineral volcano-sedimentary cover sequence that lies just above the porphyry system

•	Quartz + sulphide vein contents commonly exceeding 15%, and locally in excess of 90%, in the high-grade portion of the deposit

•	A highly-elongate gently-plunging tabular shape to the high-grade stockwork system.

The formation of the known, 800 m extent, high-grade portion of the Hugo Dummett deposits as a tabular, intensely veined, sub-vertical body contrasts markedly with most porphyry copper deposits, which tend to have steep, roughly cylindrical or elongate forms. The unusual form of the Hugo Dummett deposits could be the result of emplacement within a structurally-restricted zone. The lack of alteration in the overlying sequence is likely a reflection of the chemical inertness of the siltstone sequences.

The Heruga deposit is also slightly unusual in that, unlike the other Oyu Tolgoi deposits, it has distinctly higher grades of molybdenum, which form a molybdenum-rich carapace at higher elevations overlying gold–copper-rich mineralization at depth.

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8.1.2	Low-Sulphidation Epithermal Deposits

The description for the low-sulphidation epithermal model is taken from Pantaleyev (1996).

Geological Setting

Low-sulphidation epithermal deposits are formed by high-level hydrothermal systems from depths of ~1 km to surficial hotspring settings. Deposition is related to regional-scale fracture systems related to grabens, (resurgent) calderas, flow-dome complexes and rarely, maar diatremes. Extensional structures in volcanic fields (normal faults, fault splays, ladder veins and cymoid loops, etc.) are common; locally graben or caldera-fill clastic rocks are present. High-level (subvolcanic) stocks and/or dikes and pebble breccia diatremes occur in some areas. Locally resurgent or domal structures are related to underlying intrusive bodies.

Most types of volcanic rocks can host the deposit type; however, calcalkaline andesitic compositions predominate. Some deposits occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A less common association is with alkalic intrusive and shoshonitic volcanic rocks. Clastic and epiclastic sediments can be associated with mineralization that develops in intra-volcanic basins and structural depressions.

Mineralization

Ore zones are typically localized in structures, but may occur in permeable lithologies. Upward-flaring ore zones centred on structurally controlled hydrothermal conduits are typical. Large (> 1 m wide and hundreds of metres in strike length) to small veins and stockworks are common with lesser disseminations and replacements. Vein systems can be laterally extensive, but ore shoots have relatively restricted vertical extent. High-grade ores are commonly found in dilational zones in faults at flexures, splays and in cymoid loops.

Textures typical of low-sulphidation deposits include open-space filling, symmetrical and other layering, crustification, comb structure, colloform banding and multiple brecciation.

Deposits can be strongly zoned along strike and vertically. Deposits are commonly zoned vertically over 250 to 350 m from a base metal poor, gold–silver-rich top to a relatively silver-rich base metal zone and an underlying base metal-rich zone grading at depth into a sparse base metal, pyritic zone. From surface to depth, metal zones can contain: gold–silver–arsenic–antimony–mercury, gold–silver–lead–zinc–copper, or silver–lead–zinc. In alkalic host rocks, tellurides, vanadium-mica (roscoelite), and fluorite may be abundant, with lesser molybdenite.

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Pyrite, electrum, gold, silver, argentite; chalcopyrite, sphalerite, galena, tetrahedrite, silver sulphosalt and/or selenide minerals are the main mineral species. Quartz, amethyst, chalcedony, quartz pseudomorphs after calcite, calcite; adularia, sericite, barite, fluorite, calcium–magnesium–manganese–iron carbonate minerals such as rhodochrosite, hematite, and chlorite are the most common gangue minerals.

Alteration

Silicification is extensive in ores as multiple generations of quartz and chalcedony are commonly accompanied by adularia and calcite. Pervasive silicification in vein envelopes can be flanked by sericite–illite–kaolinite assemblages. Intermediate argillic alteration (kaolinite–illite–montmorillonite (smectite)) can form adjacent to some veins; advanced argillic alteration (kaolinite–alunite) may form along the tops of mineralized zones. Propylitic alteration dominates peripherally and at depth.

Applicability of the Low-Sulphidation Model

On Shivee West, the Zone III/Argo zone is typical of a low-sulphidation epithermal gold mineralization based on the quartz ± sericite alteration, quartz veins and stockwork, felsic volcanic association, restricted size, and the gold–arsenic–antimony geochemical signature. Zone I alteration represents a moderately-sized high-sulphidation (advanced argillic) zone displaying quartz–alunite–pyrophyllite–topaz–kaolinite–illite, but with low base and precious metal values.

8.2	Comments on Section 8

Both a porphyry model and low-sulphidation epithermal model are valid models for exploration within the Entrée/Oyu Tolgoi JV Project.

High-sulphidation alteration may be transitional with the deeper porphyry copper environment, and the upper parts of the Central (Oyut)and Hugo South deposits on the Oyu Tolgoi ML display variable zones of high-sulphidation alteration with significant copper–gold mineralization.

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9.0	EXPLORATION

9.1	Introduction

Entrée conducted exploration within the Shivee Tolgoi and Javhlant MLs from 2002 to 2004. After signing the Earn-in Agreement in October 2004, all work in the Entrée/Oyu Tolgoi JV property area was conducted by OTLLC, the Entrée/Oyu Tolgoi JV operator. Entrée continued to conduct exploration in the Shivee West property area from 2004 until 2012.

Exploration methods used by Entrée and OTLLC included satellite image interpretation, prospecting, mapping, geochemical sampling, geophysical surveying, trenching and drilling. Exploration activities within the Shivee Tolgoi and Javhlant MLs are summarised in Table 9-1.

Exploration methods are discussed in context of the Entrée/Oyu Tolgoi JV property and the Shivee West property in Section 9.3 and Section 9.4 of this Report, respectively. The majority of information for the Hugo North Extension and Heruga deposits was derived from drill data; these two deposits are discussed in Section 10 of this Report.

9.2	Grids and Surveys

9.2.1	Survey Datum

Survey datums used for the Project include Mongolian survey datum MSK42, Mongolian survey datum MONREF-97 (equivalent to WGS-84), and WGS-84. The boundary coordinates of the MLs are defined by latitude and longitude coordinates (WGS-84 datum, MONREF-97). Coordinates used for exploration on the Project are predominately the WGS-84 coordinate system, UTM, Zone 48N.

There is a small difference in the boundary coordinates of the MLs depending on the survey datum used.

9.2.2	Topographic Surfaces

Various topographic surveys have been completed within the Project area; the most recent of which was completed in 2010 by Geomaster, covering a 10 x 10 km area using an electronic total station instrument. This instrument has an accuracy of 5 cm. The survey had a contour interval of 1 m.

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Table 9-1:     Exploration Activities Shivee Tolgoi and Javhlant MLs, 2002–2016

Year	Company/ Contractor	Exploration Activity	Quantity
2002	Entrée	Prospecting and reconnaissance litho-geochemistry.	75 samples
	Entrée	Trenching Zone III (576 m).	450 chip samples
	Entrée–SJ Geophysics	IP survey using pole–dipole array and 50 m electrode spacing. Two initial lines.	7–8 line-km
2002–2003	Entrée	Soil geochemistry. Samples every 50 m along lines; five lines 200 m apart with another 11 lines 100 m apart.	2,140 samples
2003	Entrée–Scott Geophysics	IP survey using pole–dipole array and 50 m to 100 m electrode spacing. Lines spaced 200 m apart.	109 line-km
	Entrée–Scott Geophysics	Ground magnetics survey. Readings 12.5 m along the lines. 10 lines spaced 100 m apart and five lines spaced 200 m apart.	55.4 line-km
2003–2004	Entrée–Abitibi Geophysics	Gravity survey. 16 lines spaced 200 m apart.	114 line-km
2004	Entrée–XDM	1:10,000 scale geological mapping	—
	Entrée–Can Asia Drilling	Diamond drilling (including 6 holes at Oortsog)	18 holes for 3,931.9 m
2004–2005	Entrée–OTLLC	Gradient array IP survey. 56 lines spaced 100 m; 11 km A-B electrode spacing initially, then 1.2 km, 2 km, 3.1 km, 5 km and 6.6 km electrode spacing in smaller areas	1,562 line-km
2005	Entrée–OTLLC	Reconnaissance and initial sampling on JV licences	100 chip samples
	Entrée–OTLLC	Soil sampling from Heruga, Castle Rock, Ulaan Khud and West Mag areas	3,605 soil samples
	Entrée–OTLLC	Diamond and RC drilling (Shivee Tolgoi ML)	40 core holes for 47,792 m 2 RC/core holes for 736 m 66 RC holes for 4,009 m
	Entrée	Acquisition and analysis of Aster satellite imagery	—
	Entrée–Can Asia Drilling and AIDD	Diamond drilling	15 holes for 8,080.5 m
	Entrée–Quantec Geoscience	IP and resistivity surveys	250 line-km
2006	Entrée–OTLLC	Geophysical survey interpretation	—
	Entrée–OTLLC	Quarried rock for use as aggregate in concrete for the shaft foundations and lining at Oyu Tolgoi; operations discontinued	—
	Entrée–OTLLC	Diamond and RC drilling (Shivee Tolgoi ML)	49 core holes for 33,909 m 13 RC holes for 910 m
	Entrée–Major Drilling	Diamond drilling	11 holes for 8,614.1 m
	Entrée–AIDD	RC drilling	11 holes for 1,675.0 m
	Entrée	Geological mapping at 1:10,000 scale	—
	Entrée	Gradient IP and resistivity geophysical surveys	40 line-km
	Entrée	Reconnaissance exploration	80 rock samples
	Entrée–Dr. Sharon Carr	Detailed structural and stratigraphic analysis of Devonian Corridor	—
	Entrée	Mobile metal ion (MMI) soil sampling	31 samples
	Entrée, PCIGR, University of	Age dating	8 samples

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Year	Company/ Contractor	Exploration Activity	Quantity
British Columbia, Geochron Laboratories, University of Tasmania
	Entrée–PetraScience Consultants Inc.	Petrographic and spectral analysis	34 drill core samples and 15 rock samples
2007	Entrée–Dr. Sharon Carr	Detailed structural and stratigraphic analysis of Khoyor Mod prospect	—
	Entrée, Major, and AIDD	Diamond drilling	13 holes for 5,620.5 m
	Entrée–Geocad	Grid surveying	Approx. 178 line-km
	Entrée–Geosan	Ground magnetometer surveying	1,739 line-km
	Entrée–XDM	1: 20,000 and 10,000 scale geological mapping	—
	Entrée	Soil sampling	3,859 samples
	Entrée	MMI soil sampling	991 samples
	Entrée	Excavator trenching + samples	970 m, 485 samples
	OTLLC–Geosan	Dipole-dipole surveys over the Airport North zone and on two 1,400 m spaced lines across Heruga and Castle Rock	—
	OTLLC–Major Drilling	Diamond drilling (Shivee Tolgoi ML)	6 holes for 5,961 m
	OTLLC–Major Drilling	Diamond drilling (Javhlant ML)	34 holes for 46,701 m
2008	Entrée/AIDD	Diamond drilling	3 holes for 955.3 m
	OTLLC	Ground magnetometer survey – Heruga and Hugo North Extension	30.76 km2 and 26.6 km2
	OTLLC–Major Drilling	Diamond drilling (Javhlant ML)	9 holes for 15,705 m
	OTLLC–Major Drilling	Diamond drilling (Shivee Tolgoi ML)	1 hole for 721 m
2009	OTLLC	Deep penetrating IP – Hugo North Extension and Heruga	281 line-km
	OTLLC–Major Drilling	Diamond drilling (Javhlant ML)	1 holes for 229 m
2010	Entrée	Mapping: 1:10,000 and 1:2,000 scales	—
	Entrée	MMI soil sampling	4,610 samples
	Entrée	Rock sampling	131 samples
	Entrée	Whole rock sampling	34 samples
	Entrée	Excavator trenching + samples	107 m, 5 samples
	Entrée–Geosan	Gravity surveying	47 line-km
	Entrée–Geosan	IP surveying	183 line-km
	Entrée, Major, and AIDD	Diamond drilling	11 holes for 11,633.7 m
	OTLLC	Deep penetrating IP – north of Hugo North Extension, Shivee Tolgoi ML	339.7 line-km
	OTLLC–Major Pontil	Diamond and RC Drilling (Shivee Tolgoi ML)	5 core holes for 8,249 m 1 RC hole for 90 m
	OTLLC–Major Pontil	Diamond drilling (Javhlant ML)	3 holes for 4,231 m
2011	Entrée	Mapping: 1:10,000 and 1:2,000 scales	–
	Entrée	Rock sampling	17 samples
	Entrée	Whole rock sampling	14 samples
	Entrée	Excavator trenching and samples	1,212 m, 629 samples
	Entrée–Geosan	Magnetometer surveying	1,670 line-km

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Year	Company/ Contractor	Exploration Activity	Quantity
	Entrée–Landrill	RC drilling	23 holes for 2,470 m
	OTLLC–Fugro	High resolution magnetotelluric survey, Shivee Tolgoi and Javhlant MLs	1,006 stations
	OTLLC	Geological mapping – Javhlant ML	—
	OTLLC–Geosan	Ground magnetometer survey	31.53 km2
	OTLLC–Major Pontil	Diamond drilling (Shivee Tolgoi ML)	16 holes for 23,825 m
	OTLLC–Major Pontil	Diamond drilling (Javhlant ML)	4 holes for 6,766 m
2012	Entrée	Mapping: 1:2,000 scale	—
	Entrée	Excavator trenching and samples	1,723 m, 547 samples
	Entrée	Whole rock sampling	6 samples
	Entrée	Rock sampling	37 samples
	Entrée	Chip samples	23 samples
	OTLLC–Major Pontil	Drilling (Shivee Tolgoi ML)	52 polycrystalline drill holes (PCD) for 3,335 m 3 core holes for 3,336 m
2012–2013	OTLLC–Major Pontil	Diamond drilling (Javhlant ML)	6 holes for 9,185 m
2014–2015	Entrée–OTLLC	No work undertaken	No work undertaken
2016	OTLLC	Drilling - Shivee Tolgoi ML	6 PCD holes for 421 m
	OTLLC	Geological mapping - Javhlant ML	1:5,000 scale
	OTLLC	Soil sampling - Javhlant, Shivee Tolgoi MLs (3 grids)	1,224 samples (incl. QC)
	OTLLC	Rock sampling – Javhlant ML	11 samples
	OTLLC	IP surveying – Javhlant ML	14.4 line km
	OTLLC	Core re-sampling – Javhlant ML	1,093 samples (incl. QC)

Note: OTLLC drilling in the above table does not include holes drilled from the Oyu Tolgoi ML into the Entrée/Oyu Tolgoi JV property (only holes collared on the Entrée/Oyu Tolgoi JV property are included). When holes overlap two years, the total length of a hole is included in the start year.

9.3	Entrée/Oyu Tolgoi JV Property Exploration Methods

9.3.1	Geochemical Sampling

Geochemical sampling has consisted of trenching, conventional and mobile metal ion (MMI) soil sampling, rock chip and grab sampling, and stream sediment and pan concentrate sampling.

During 2011, all previous geochemical surveys completed in the Oyu Tolgoi area were reviewed (Sketchley, 2011). Survey data were levelled, compiled into a single dataset, and the anomalies ranked according to location and type. Anomalous zones were compared to the rock chip and drill databases. The locations of known copper anomalies are summarized in Figure 9-1.

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Figure 9-1:   Entrée/Oyu Tolgoi JV Copper Geochemical Anomalies Summary Plan

Note: Figure from the 2016 Oyu Tolgoi Feasibility Study, modified by Entrée, 2017.

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Results of the review were:

•	Anomalous areas are considered to be related to known and explored mineralization or are lithologically associated

•	Areas not previously covered by soil geochemistry are underlain by large intrusions, non-prospective rock exposures, or thick alluvial cover

•	Highly prospective areas have been extensively drilled

•	Thick cover sequences render buried mineralization undetectable by surface geochemical methods.

Soil sampling in 2016 used a hand auger for the area covered with thick soil, and shovel and crowbar for areas with significant outcrop. All samples were sieved with 500 µm in the field, or after drying if wet.

9.3.2	Geophysical Surveys

Commencing at the northern boundary of the Oyu Tolgoi ML, an induced polarization (IP) survey was run on 100 m-spaced lines oriented east–west to trace the northern projection of the Hugo North Deposit into the Entrée/Oyu Tolgoi JV property. This initial IP survey, using gradient array with 11,000 m AB electrode spacing, covered an area extending 5.6 km north of the Entrée/Oyu Tolgoi JV property boundary and 10 km in width. Subsequent IP surveys covering smaller areas within the larger area were carried out with gradient arrays using 1,200 m, 2,000 m, 3,100 m, 5,000 m and 6,600 m-spaced AB electrodes. The surveys outlined a significant chargeability feature over about 4 km of interpreted strike extent of the Hugo North deposit. Additional IP chargeability targets were also revealed 2.5 km to 3 km west of the Hugo North trend.

IP surveys were carried out over the Airport, Heruga and Castle Rock areas in 2007, and in 2008 over Heruga and an area to the south of Heruga. In 2009–2010, an extensive geophysical survey was completed over Hugo North Extension and Heruga using a deep-penetrating IP system. The results were used to target additional drilling, primarily deepening existing holes to test deeper anomalies. More recently, two IP lines were completed during 2016 over the Castle Rock prospect and the area to the south of Heruga.

Regional magnetic surveys were carried out over much of the property. Detailed ground magnetometer surveys were carried out over Heruga and Hugo North Extension in 2008. Survey lines for both areas were oriented east–west at 25 m spacing with continuous readings. The surveys covered 26.6 km2 area at Hugo North Extension and 44.2 km2 at Heruga, of which 30.76 km2 was in the Entrée/Oyu Tolgoi JV property area. Additional ground magnetometer surveys extended these areas in 2011.

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High-resolution magnetotelluric (MT) surveying was completed over much of the Shivee Tolgoi and Javhlant licenses. The MT survey covered the Heruga deposit and the Heruga Southwest IP anomaly.

Geophysical survey grid extents are shown in Figure 9-2.

9.3.3	Satellite Image Interpretation

In 2001, Ivanhoe Mines commissioned Pacific Geomatics from Vancouver to produce 1:100,000 scale LandSat satellite images and a structural and alteration interpretation over a 1,500 km2 area centred on the Project. These data were integrated into a geographic information system (GIS) database and used to in support of structural interpretations and alteration mapping.

In 2003 Ivanhoe Mines requested that Pacific Geomatics provide Quickbird imaging over the entire Oyu Tolgoi ML.

In 2012, OTLLC engaged Fugro Spatial to acquire GeoEye imagery over the entire ML areas, and extend this coverage along key infrastructure corridors (e.g. the Gunii Hooloi water bore field and the road to the China/Mongolia border). Resolution was approximately 0.5 m in the vertical and horizontal components.

9.3.4	Geological Mapping

Surface geological mapping programs have generally been restricted by the paucity of outcrop in the Project area. Mapping on the Shivee Tolgoi ML comprised 1:20,000 and 1:10,000 scale regional mapping, with detailed prospect-scale mapping completed at 1:2,000, 1:2,500, and 1:5,000 scale. Figure 7-3 (refer to Section 7) is a compilation plan of the mapping completed to date.

Detailed underground geological mapping has been undertaken on exposed development faces on the 1300 Level in the Hugo North underground workings. The mapping was done initially on paper sheets, which were scanned, imported to Vulcan software, geo-referenced, and converted to lithological and structural strings for interpretation.

The mapping was used to help predict ground conditions in front of planned development and to validate the geology model interpreted from drill holes, and where relevant, has been included in the geological model that supports the Mineral Resource estimate for Hugo North/Hugo North Extension.

There is no underground development within the Hugo North Extension area as of the effective date of this Report.

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Figure 9-2:   Entrée/Oyu Tolgoi JV Property Geophysical Survey Plan

Note: Figure courtesy Entrée, 2017.

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9.4	Shivee West Property Exploration Methods

Exploration by Entrée in the Shivee West property area includes satellite image interpretation, prospecting, geochemical sampling (rock, conventional and MMI soil, silt and pan concentrate), geophysical surveys (IP, gravity, airborne and ground magnetic and radiometric), detailed geological mapping, trenching, and diamond and reverse circulation (RC) drilling. Geochemical sample locations are summarized in Figure 9-3. Geophysical survey areas are summarized in Figure 9-4.

Exploration for porphyry copper mineralization in the Shivee West property area was driven primarily by geophysical surveying, in particular IP, which had been successful for finding porphyry copper mineralization in the Entrée/Oyu Tolgoi JV property area. However, drilling of IP chargeability features within the Shivee West property has not yet led to the discovery of any deposits.

Figure 9-5 shows the various targets identified through exploration within the Shivee Tolgoi and Javhlant MLs.

Exploration prospects are discussed in the context of the Entrée/Oyu Tolgoi JV or Shivee West property areas are discussed in Section 9.5 and Section 9.6, respectively, of this Report.

9.5	Entrée/Oyu Tolgoi JV Property Exploration Results

9.5.1	Ulaan Khud

The Ulaan Khud prospect was discovered in 2006 through RC sterilisation drilling of possible airport locations. The prospect is about 8 km to the north of Hugo North Extension and comprises a narrow, near-surface, steeply-dipping zone of copper–gold porphyry mineralization.

The zone, which was tested by 35 core holes during 2006–2007, is 30–50 m wide, 900 m long, and has been drilled over a vertical extent of about 600 m. Grades generally average less than 0.3% Cu with gold grades in the range of about 0.2 g/t to 0.4 g/t Au.

No additional work has been done at this target since 2007.

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Figure 9-3:   Shivee West Geochemical Sample Plan

Note: Figure courtesy Entrée, 2017.

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Figure 9-4:   Shivee West Geophysical Survey Plan

Note: Figure courtesy Entrée, 2017.

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Figure 9-5:   Shivee Tolgoi and Javhlant Mining Licence Exploration Prospects

Note: Figure courtesy Entrée, 2017.

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9.5.2	Oortsog

The Oortsog prospect, also referred to as X-Grid, is a gold-in-soil anomaly in silicified sediments. The prospect has been explored by soil sampling, trenching and drilling (six core holes during 2004). No significant zones of mineralization have been identified to date.

The sediments are hosted in a sequence of basaltic volcanic rocks. Less-resistant siliceous siltstone and argillite underlie the basalts and overlie the andesites. Numerous felsic dykes run sub-parallel to the nearby Khanbogd complex contact. Quartz veining ranges from 0.25 to >5 m in width.

Discontinuous limonitic veins generally less than 1 m in width, typically displaying narrow alteration envelopes, appear to be structurally controlled by small faults or fracture and shear zones within hornfels adjacent to the Khanbogd complex.

9.5.3	Airport Target

The Airport target is located in the vicinity of the Khanbumbat Airport and was originally defined by a gravity-chargeability anomaly. Most of this prospect area is covered by 20–70 m of Cretaceous clay with very limited outcrop. Widely spaced, shallow drilling located prospective Devonian quartz monzodiorite intrusive and possible Devonian volcanic unit. One drill hole returned anomalous copper and gold results. Two subsequent core holes did not return any significant results.

9.5.4	Castle Rock

The Castle Rock prospect is about 1.5 km southeast of the Heruga deposit, and was identified during a 2005 IP/resistivity survey. The survey shows resistivity highs (rhyolites) flanking a resistivity low (advanced argillic alteration). The magnetic response is low, and for this area is often indicative of Carboniferous-age sediments.

Previous soil geochemistry over the target had outlined a weak, north–northeast-trending 100–150 m-wide gold anomaly and weak copper values.

The prospect was tested with two core holes in 2007; however, no significant mineralization was logged in either of the holes and the IP anomaly was interpreted to be a result of pyrite in rhyolite and dacite with areas of advanced argillic alteration.

In 2016, the target was re-evaluated, and a new soil grid was sampled (402 samples over 400 m spaced, east–west lines with 200 m spaced sample intervals). The results were re-processed into a molybdenum–arsenic–antimony–tellurium index value resulting in a more distinct, 3 km by 2 km soil anomaly (Figure 9-6).

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Figure 9-6:   Castle Rock Prospect 2016 IP and Soil Anomalies

Note: Figure courtesy Entrée, 2017.

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Two additional east–west oriented IP lines (CR1 and CR2), each 7.2 km in length and separated by approximately 500 m, were also completed during 2016, crossing the northern half of the soil anomaly and continuing west towards the potential southern extensions of the Heruga mineralization. OTLLC contracted Geosan LLC to undertake a dipole–dipole (complex resistivity) survey. Survey measurements were acquired with a 30 kW Zonge system (GDP-32II receiver and GGT-30 transmitter) and 200 m electrode spacing.

Moderately-strong chargeability anomalies occur on both lines at Castle Rock, starting near surface and continuing to about 600 m depth over 1.2–1.4 km lengths (Figure 9-7). Much of the area is covered by soil, but isolated outcrops are mapped as chlorite–epidote-altered volcaniclastic rocks, and silica–illite-altered dacite, with locally abundant very fine pyrite and scattered quartz veins.

Further west, the northern line is approximately 300 m south of Heruga, and returned a 2.8 km long moderately strong IP anomaly starting at depths ranging from 500 m to 1,000 m below surface. The southern line is about 800 m south of Heruga, and returned a weaker IP anomaly over a similar length.

A review of the previous two core holes at Castle Rock in conjunction with the new IP data appears to indicate that the holes may have been drilled outside of the main target area. The core has been submitted for trace metal analysis using a very low detection level with the objective of identifying potential vectors towards porphyry style mineralization. A total of 1,093 new core samples were submitted, together with duplicates, standards and blanks. At the Report effective date, the full interpretation had yet to be completed by OTLLC, and no significant zones of mineralization had been identified to date.

9.5.5	East-of-Heruga

The East-of-Heruga prospect is an IP-Gravity anomaly located 2 km to the east of the Heruga deposit. It has been tested by one drill hole that did not return any significant results.

9.5.6	Mag West

The Mag West prospect, also referred to as SW Mag, is a magnetic anomaly that has previously been tested by IP, soil sampling and one core hole. No significant zones of mineralization have been identified to date.

The anomaly is a circular, reduced-to-the-pole (RTP) magnetic high feature, approximately 1 km in diameter, which occurs on the northwest flank of a major, northeast-trending IP chargeability anomaly that covers an area of approximately 4 km by 2 km (Figure 9-8Figure 9-8). The anomaly is developed in a mix of Devonian sediments and volcanic rocks.

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Figure 9-7:   Castle Rock Prospect 2016 Inverted Chargeability Lines CR1 and CR2

Note: Figure courtesy Entrée, 2017.

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Figure 9-8:   Mag West Prospect Magnetic and Chargeability Anomalies (superimposed on soil geochemistry)

Note: Figure courtesy Entrée, 2017.

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During 2016, OTLLC further explored the area through additional soil sampling (15 east–west oriented lines separated by 400 m with samples spaced 200 m apart), and six surface outcrop samples (refer to Figure 9-8).

The soil samples did not return any significant results for copper or gold; however, when combined into an index of bismuth–copper–molybdenum–selenium–tellurium, a weak, patchy north–northeast-trending anomaly is formed with a similar orientation as the chargeability anomaly. The rock samples from this area were collected from strongly silicified and pyritic units. Analytical results were pending at the Report effective date.

9.5.7	Heruga Southwest

The Heruga Southwest prospect is an IP anomaly that has been explored by drilling. A deep, copper-mineralized interval was returned from a core hole completed in 2010. Heruga Southwest is the most southerly of the known exploration targets, and the most southerly known extent of the mineralization along the Oyu Tolgoi trend.

9.5.8	Southeast IP

The Southeast IP prospect is located in the southeast corner of the Javhlant ML. During 2016, OTLLC completed a campaign of geological mapping (1:5,000 scale; Figure 9-9). The prospect area is underlain by a series of sandstone-siltstone-conglomerate units, underlain by basaltic volcanic-volcaniclastic rocks. A granodiorite intrusion was mapped in the north portion of the prospect, together with a small tourmaline breccia pipe. A series of felsic to basaltic dykes intrude these units.

Alteration comprises assemblages of chlorite–epidote–carbonate–magnetite, together with localized silicification and hornfels. Dense tourmaline veining occurs locally within the granodiorite and the breccia pipe. Limonite occurs within the granodiorite near the contacts. Copper mineralization (malachite, chrysocolla) occurs locally within fractures and veinlets in the granodiorite, andesitic–basaltic tuff, and dacite dykes.

During 2016, OTLLC further explored the area through additional soil sampling (12 east–west oriented lines separated by 400 m with samples spaced 200 m apart; refer to Figure 9-9) and five surface outcrop samples.

The rock samples returned assay values ranging from 0.18–0.77% Cu. The soil samples returned several clusters of copper anomalies with values ranging between 60–511 ppm Cu (Figure 9-10). The geological mapping did not fully cover the southernmost copper anomaly, and additional mapping was planned to take place during 2017. Minor antimony anomalies are associated with the copper, ranging from 1.5–4.4 ppm Sb. No other elements returned anomalous values.

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Figure 9-9:   Southeast IP Prospect 2016 Geological Mapping and Sampling

Note: Figure courtesy Entrée, 2017.

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Figure 9-10: Southeast IP Prospect 2016 Surface Sampling Copper Results

Note: Figure courtesy Entrée, 2017.

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9.6	Shivee West Property Exploration Results

The Zone I, Zone II, Zone III, Argo, Moly 45, Altan Khulan, BZMo, Khoyor Mod, Nogoon Khilents, Tom Bogd, Zesen Khui and Khulanjoroo targets all lie within the "Devonian Corridor", a corridor of prospective Carboniferous and Devonian lithologies that are considered to have similarities with the lithologies within the Oyu Tolgoi trend (refer to Figure 7-6).

9.6.1	Zone I

The Zone I prospect is a prominent 2 km long area of argillic and advanced argillic alteration that has been explored using mapping, geophysics, trenching and drilling. No significant zones of mineralization have been identified to date.

Texture-destructive alteration assemblages are imposed on intermediate to felsic Carboniferous volcanic and intrusive rocks.

The altered rocks that define Zone I form a discrete region of coalescing northerly-trending ridges that outline a topographically-prominent feature about 1.0 km by 3.8 km in size.

9.6.2	Zone II

The Zone II prospect is an IP anomaly that has been explored by trenching and drilling. No significant zones of mineralization have been identified to date.

The prospect does not crop out, but is defined as a linear series of strong chargeability anomalies which appear to be controlled by conductive shales, and by a north–south structure with apparent dextral movement.

9.6.3	Zone III and Argo

The Zone III prospect is a near-surface low-sulphidation epithermal gold target that has been explored by geophysics, soil sampling, trenching, and drilling.

Gold mineralization has been traced over 700 m along strike and forms two distinct shallow zones hosted by quartz-veined, felsic volcanic rocks.

The Argo zone is defined by six RC holes, nine trenches and surface chip sampling and measures approximately 400 m long by as much as 130 m wide. Zone III is defined by RC holes, trenching, and surface sampling, and extends over an area of approximately 215 m by as much as 150 m. Mineralization remains open in several directions.

Gold mineralization is associated with chalcedonic to fine granular quartz veinlets. The chalcedonic quartz veins appear to be small, and formed in narrow zones as fracture fillings in the brittle, siliceous host rocks. No strong or dominant structural

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controls are evident. The host rocks are siliceous and weakly clay altered, derived both from primary rhyolitic volcanic deposits and hydrothermally-altered rocks.

9.6.4	45 Moly and GGMM

The molybdenite-bearing quartz veins in this target area crop out sporadically along a 5.5 km length of the contact of a quartz monzonite (Western Granite) with the Devonian corridor, and are confined to the granite and within a couple of hundred metres of the contact. In outcrop, molybdenum occurs in the form of the sulphide molybdenite within the quartz veins, and more rarely as the oxide molybdite. Drilling in 2006 partially tested this mineralization with four drill holes, returning weak molybdenum values over 10 to 40 m intervals.

9.6.5	Altan Khulan

The Altan Khulan prospect is an epithermal gold target located immediately north of Zone III–Argo, and has been explored by geophysics, soil sampling, trenching, and drilling.

Occasional centimetric-scale quartz veinlets of limited strike extent crop out. Prospecting in the area has returned anomalous gold assays from three quartz vein or quartz float grab samples. In addition, a very weakly anomalous gold-in-soil response from four consecutive 50 m spaced soil samples was detected on the northernmost survey line.

Drilling intersected gold mineralization in the prospect area in 2008, but did not define a significant target.

9.6.6	BZMo

The BZMo (Boundary Zone) prospect has been explored by geophysics and drilling. The prospect crops out to the east of a strong chargeability anomaly. Drilling of the chargeability anomaly encountered disseminated to semi-massive, and locally massive, pyrite mineralization in Carboniferous intermediate volcanic rocks; however, there were no significant assay results. Despite its proximity to these drill holes, no sulphide mineralization or gossan has been observed in the BZMo area. Several grab samples of felsic dykes have returned anomalous molybdenum assay results.

9.6.7	Khoyor Mod

The Khoyor Mod prospect consists of a 250 m x 300 m area of subtle, very poorly-developed quartz stockwork within Devonian sediments which are locally cut by syenite and monzodiorite intrusive bodies. The quartz veinlets are up to several centimetres thick, can usually be traced along their strikes over several metres, and

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are sub-vertical to steeply dipping. The stockwork returned weakly anomalous gold and copper values, and is indicative of a porphyry target.

9.6.8	Nogoon Khilents

The Nogoon Khilents prospect has been explored by geophysics and drilling. Drilling targeted an IP chargeability anomaly and encountered Carboniferous rocks to 689.9 m, including peperitic basaltic volcaniclastic rock with minor amounts of chalcopyrite. Two minor intervals of carbonaceous siltstone may be correlated with the carbonaceous sedimentary rocks at the Tom Bogd prospect, indicating the chargeability anomaly might have a strike length of 6.5 km. Overall sulphide content was low in the core, such that a source for the chargeability anomaly was not confirmed.

9.6.9	Tom Bogd

The Tom Bogd prospect has been explored by geophysics, soil sampling, and drilling. The target is a strong chargeability anomaly coincident with weak copper and molybdenum MMI soil anomalies. No significant zones of mineralization have been identified to date.

9.6.10	Zesen Khui

The Zesen Khui prospect has been explored by geophysics, soil sampling, and drilling. No significant zones of mineralization have been identified to date.

The IP chargeability and molybdenum MMI soil anomalies are coincident with outcropping pyroxene-porphyritic Devonian volcanic rocks. Spotty albite + actinolite and silica alteration occurs in Carboniferous units.

9.6.11	Khulanjoroo

The Khulanjoroo area is a triangular zone of Devonian(?) volcanic rocks and a quartz monzodiorite intrusion about 1 km in diameter along the western boundary of the Oyu Tolgoi ML. Two drill holes tested the western contact of the quartz monzodiorite intrusion; however, no significant mineralization or alteration was encountered within the intrusion, or the adjacent augite basalt.

9.7	Comments on Section 9

The exploration tools used by Entrée and OTLLC are appropriate for early stage exploration of bulk tonnage copper and gold deposits. Geophysical surveys have proven to be a suitable exploration method for identifying porphyry copper drill targets within the Project area.

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The major discoveries within the Entrée/Oyu Tolgoi JV Project to date, Hugo North Extension and Heruga, are associated with geophysical signatures. The majority of information for these targets is derived from drill results. Drilling is discussed in Section 10 of this Report.

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10.0	DRILLING

10.1	Introduction

Approximately 250,000 m of drilling in approximately 250 holes has been completed within the Entrée/Oyu Tolgoi Project since 2004. Table 10-1 and Table 10-2 provide a summary of the drilling, and Figure 10-1, Figure 10-2, and Figure 10-3 show the drill collar locations.

Core drill holes are the principal source of geological and grade data. A small percentage of the drilling total comes from RC or combined RC/core drilling and from polycrystalline drill holes (PCD).

Core drilling includes 71 drill holes totalling 97,252 m on the Hugo North Extension deposit and 46 drill holes totalling 67,844 m on the Heruga deposit. Entrée has completed 65 core holes totalling 38,244 m and 34 RC holes totalling 4,145 m in the Shivee West property.

There has been no drilling in the Shivee West property since 2011. There has been no drilling on the Entrée/Oyu Tolgoi JV property since 2016.

In addition, condemnation, engineering, and water exploration drilling (RC and core) has been completed near the Hugo North Extension area.

Drilling is discussed in this section in terms of work by OTLLC on the Entrée/Oyu Tolgoi JV property (Section 10.2) and work by Entrée on the Shivee West property area (Section 10.3).

10.2	Entrée/Oyu Tolgoi JV Property Drill Methods

10.2.1	Drill Contractors

A number of drill contractors have been used throughout the core drill programs on the Project. These include Australian Independent Diamond Drillers, Can Asia, Gobi Drilling, Major Pontil (Major), Mongolia Drilling Services, and Soil Trade. Most of the drilling, however, was performed by Major.

Drill rig types employed have included UDR 1000, UDR 1500, UDR 5000, Major 50 LM90, and Schramm units.

RC drilling was performed by Major, using a UDR-1000 combination drill.

PCD drilling was performed by Major. These 58 shallow holes tested the lithology immediately below the Cretaceous cover around the Airport target.

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Table 10-1:   Drill Summary Table, Shivee West

Prospect	Number of Core Holes	Length of Core Holes	Number of RC Holes	Length of RC Holes
45 Moly	4	1,282	0	0
Altan Khulan	3	767	0	0
BZMo	4	1,505	0	0
Khoyor Mod	9	6,906	0	0
Khulanjoroo	2	1,606	0	0
Nogoon Khilents	1	967	0	0
Tom Bogd	4	4,832	0	0
Zesen Khui	7	5,104	0	0
Zone I	18	9,325	6	914
Zone II	2	419	0	0
Zone III	10	4,293	28	3,231
Other	1	1,258	0	0
Total Shivee West	65	38,263	34	4,145

Table 10-2: Drill Summary Table, Entrée/Oyu Tolgoi JV Property

	Number of Core Holes	Length Core Holes	Number of RC Holes[2]	Length of RC Holes	Number of RCD Holes	Length of RCD Holes	Number of PCD holes	Length of PCD Holes
Shivee Tolgoi Licence (Joint Venture portion)
Hugo North Extension	71	97,252
Ulaan Khud	35	17,509
Airport	2	950
Oortsog (X-Grid)	6	573
Others	12	8,081
Total Shivee Tolgoi Licence	126	124,365	80	5,009	2	736	58	3,755.8
Javhlant Licence
Heruga	46	67,844
Heruga Southwest	6	7,777
Castle Rock	2	2,098
East of Heruga	1	2,005
Mag West (SW Mag)	1	1,152
Others	1	1,941
Total Javhlant Licence	57	82,817	—	—	—	—	—	—

Note: This table does not include holes drilled from the Oyu Tolgoi ML into the Entrée/Oyu Tolgoi JV property; only drill holes collared on the Entrée/Oyu Tolgoi JV property are included.

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Figure 10-1: Shivee West Property Drill Plan

Note: Figure courtesy Entrée, 2017.

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Figure 10-2: Entrée/Oyu Tolgoi JV Property Shivee Tolgoi Drill Plan

Note: Figure courtesy Entrée, 2017.

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Figure 10-3: Entrée/Oyu Tolgoi JV Property Javhlant Tolgoi Drill Plan

Note: Figure courtesy Entrée, 2017.

10.2.2	Core Diameters

Most holes at Hugo North and Hugo North Extension were collared with PQ drill rods (85 mm core diameter) and were reduced to HQ size drill rods (63.5 mm) at depths of around 500 m prior to entering the mineralized zone. A small percentage were reduced to NQ size (47.6 mm) and a few holes have continued to depths of about 1,300 m using PQ diameter.

Many of the deeper holes were drilled as “daughter” holes (wedges) from a PQ diameter “parent” drill hole.

10.2.3	Core Handling Procedures

At the drill rig core is removed from the core barrel by the drillers and placed directly in core boxes. Drillers identify Individual drill runs with small wooden or plastic blocks, where the depth in metres and hole number are recorded. Unsampled core is never left unattended at the rig. Open boxes are transported in the back of a truck to the OTLLC core logging facility at the main camp under a geologist’s or technician’s

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supervision. Those holes drilled specifically for geotechnical purposes are transferred at the rig to a steel V-rail and logged on site prior to transport back to the core shed.

10.2.4	Collar Survey Procedures

Collar survey methods were similar for core and RC drill holes.

Proposed drill hole collars and completed collars are surveyed by a hand-held GPS unit for preliminary interpretations. After the hole is completed, it is re-surveyed using a Nikon theodolite instrument. The two collar readings are compared, and if any significant differences are noted the total station reading is re-surveyed, otherwise it is adopted as the final collar reading.

Upon completion of a drill hole, the collar and anchor rods are removed, and a PVC pipe is inserted into the hole. The drill hole collar is marked by a cement block inscribed with the hole number.

10.2.5	Downhole Survey Procedures

RC drill holes were typically not down-hole surveyed. In general, most RC holes are less than 100 m in depth and therefore unlikely to experience excessive deviations in the drill trace.

OTLLC uses down-hole survey instruments to collect the azimuth and inclination at specific depths of the core drill holes for most of the diamond drilling programs. Six principal types of survey method have been used over the duration of the drilling programs, including Eastman Kodak, Flexit, Ranger, gyro, and north-seeking gyro methods.

The first surveys by OTLLC were by the Eastman Kodak method. This method, along with gyro and Ranger methods were used interchangeably until approximately drill hole OTD397. After drill hole OTD397, gyro, north-seeking gyro, Flexit and Ranger have been the principal methods used. A small percentage of the holes in the database remain unsurveyed. Eastman Kodak, Pontil, Flexit and Ranger methods derive azimuth measurements using a magnet and are therefore subject to potential problems that can be caused by magnetic minerals.

Since January 2006, OTLLC have measured deviations initially using a Flexit instrument at approximately 60 m intervals to monitor the drill-hole progress. At completion, all holes are resurveyed with a north-seeking gyro or “SRG”-gyro instrument at approximately 5–20 m intervals. The gyro instruments are not dependent on magnetic readings, and are therefore considered to be more appropriate methods for this style of deposit and the depth of the drill holes.

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OTLLC has a detailed validation program built into the database to reveal any moderate kinks or deviations in the down-hole data. All of these are checked, and if required, adjusted, prior to finalization of the database.

10.2.6	Recovery and Rock Quality Designation Measurement Procedures

Recovery data were not collected for the RC drill programs. OTLLC’s geology staff measure core recovery and rock quality designation (RQD) using the following measurements:

•	Block interval

•	Drill run (m)

•	Measured length (m)

•	Calculated recovery (%)

•	RQD measured length (m)

•	Calculated RQD (%).

In general, OTLLC reports that core recoveries obtained by the various drilling contractors have been very good, averaging between 97% and 99% for all of the deposits. In localized areas of faulting and/or fracturing the recoveries decrease; however, this occurs in a very small percentage of the overall mineralized zones. In addition, OTLLC notes decreased recoveries near-surface in overlying non-mineralized Cretaceous clays and to a lesser extent in a portion of the oxidized rocks (generally above 100 m depth) owing to the lower competencies of these units.

Ball Mark or Ace oriented core marking systems have been used to assist with geological, structural interpretations and for geotechnical purposes.

RQD was not recorded for Heruga core, nor was geotechnical logging undertaken. Geotechnical logging should be undertaken on future programs.

10.2.7	Logging Procedures

The logging comprised capture of geological, alteration, and mineralization data. Core logging is subject to the following procedures:

•	Box labels are checked

•	Core is rotated to fit the ends of the adjoining broken pieces

•	Core is photographed

•	Core is logged for lithology, mineralization and alteration

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•	Core is marked with a single, “unbiased” cutting line along the entire length of the core for further processing.

Until August 2010, logging was completed on paper logs. In August 2010, OTLLC implemented a digital logging data capture using the acQuire system.

All core is stored in a secure location at the main camp. Core is stacked on pallets in a stable, 3 x 3 box configuration to a height of about 1 m (15 boxes per pallet). Each pallet is covered with a canvas tarpaulin, which is labelled with hole identification and the interval that is stacked in the pallet.

10.2.8	Density Measurement Procedures

OTLLC has collected an extensive database of specific gravity (SG) measurements for the Hugo Dummett deposits. Prior to March 2012, density measurements were made on 10 cm samples of full or halved diamond core taken at approximately 10 m intervals down the hole. The specific gravity for non-porous samples was measured using a water immersion method and then calculated by the formula:

•	SG = Wdried in air / (Wdried in air – Wwater).

In March 2012, the sample size was increased to 20 cm lengths of full core, and the samples were oven dried for 12 hours at 105°C. The core sample was weighed dry, immersed in water, and weighed again after excessive water was brushed off. Specific gravity was measured using a water immersion method and then calculated by the formula:

•	SG = Wdried in oven / (Wsaturated – Wwater).

Less commonly, porous samples were dried and then coated with paraffin before measuring using the water immersion method.

In March 2012, a calliper method was introduced as a quality assurance check on the immersion method. Samples of 20 cm length were cut perpendicular to the core axis to create a cylinder for measurement. The samples were weighed, and then oven dried for 12 hours at 105°C. The dry weight was measured, and the sample was then measured using a digital calliper. Density was calculated using the formula:

•	Bulk Density = Wdried in oven / (π x (((d1 + d2 + d3) / 3) / 2)2 x (l1 + l2) / 2)

Where:

Wdried in oven = Weight of sample dried in oven

D1–3 = Diameter of the core in three positions

L1–2 = Length of the core in perpendicular position

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10.2.9	Sample Length/True Thickness

The drill holes are drilled at a wide range of azimuths and dips depending on the orientation of the mineralization, but an east to west orientation is dominant throughout the Project area. Drilling is normally oriented perpendicular to the strike of the mineralization. Depending on the dip of the drill hole and the dip of the mineralization, drill intercept widths are typically greater than true widths.

Drill spacing at Hugo North is on approximately 125 x 75 m centres. Drill spacing typically widens toward the margins of the deposit.

At Heruga, collars are on section lines 200 to 300 m apart, generally spaced at a distance of 150 to 250 m along section lines.

10.2.10	Interpretation of Drill Results

The drill results were used to interpret the Hugo North Extension and Heruga geology as described in Section 7 of this Report.

Figure 10-4 and Figure 10-5 are cross sections summarizing the general geological interpretation and copper and gold grade variability for Hugo North Extension and Heruga.

More detail on the mineral domains delineated for these deposits is provided in Section 14 of this Report.

10.3	Shivee West Property Drill Methods

10.3.1	Drill Contractors

Core drilling over the various campaigns from 2004 to 2010 has been carried out by Can Asia Drilling, Australasian International Diamond Drilling (AIDD), and Major Drilling Mongolia LLC. Longyear 44, UDR-1500. UDR-600 and Coretech YDX-3L core rigs, with depth capabilities of about 1000–2500 m, were used.

10.3.2	Core Diameter

Core holes were either completely drilled at PQ or HQ sizes, although some holes were PQ reduced to HQ, and others started at PQ, were reduced to HQ, and further reduced to NQ.

10.3.3	Core Handling Procedures

Once drilled, core was removed from the core barrel by the drillers, washed and placed in wooden core boxes. Core was transported with secured lids to the core logging facility twice daily by Entrée personnel.

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Figure 10-4: Section 4,768,100 mN , Hugo North Extension, Shivee Tolgoi ML (looking north)

Note: Figure courtesy Entrée, 2017. Red line in drill plan inset shows location of cross section

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Figure 10-5: Section 4,759,500 mN, Javhlant ML (looking north)

W
E
647,500 E
648,000 E
648,500 E
Heruga Section 4,759,500 mN
EJD0025
EJD0028
EJD0031
EJD0034
CS1
DAba
DA4a
DA4b
DA3b
DA2a
DA4a
42m: 0.22 g/t Au, 0.51% Cu, 215 ppm Mo
(from 1070m)
DA4b
DA3b
DA2a
590m: 0.70 g/t Au, 0.33% Cu, 56 ppm Mo (from 1280m)
including:
70m: 1.03 g/t Au, 0.31% Cu, 10 ppm Mo (from 1584m)
and:
54m: 1.87 g/t Au, 0.28% Cu, 6 ppm Mo (from 1740m)
DA1b
EJD0034A
DA1a
Au (g/t)
Cu (%)
Assay Histogram
0 - 0.25 g/t Au
0 - 0.25 % Cu
0.25 - 0.50 g/t Au
0.25 - 0.50 % Cu
0.50 - 0.75 g/t Au
0.50 - 0.75 % Cu
0.75 - 1.00 g/t Au
0.75 - 1.00 % Cu
1.00 - 2.00 g/t Au
1.00 - 2.00 % Cu
>2 g/t Au
>2 % Cu
0
250
500
metres
Location of Section Line
Oyu Tolgoi ML
OT LLC
Javhlant ML
15225A
025 028 031 034/A
005/A 003 001/A 008/A
027
007 020/A
0.3% Cu
011 015/A
041 010 014 021 024,029/A
040
012 013/A/B 023 033 026
006 004 009 017/A 022
032 030 019/A
1 km

Note: Figure courtesy Entrée, 2017. Red line in drill plan inset shows location of cross section.

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10.3.4	Collar Survey Procedures

Drill hole collars were surveyed at the end of each field season by Geocad Co. Ltd., a surveying company based in Ulaanbaatar, using differential GPS equipment.

10.3.5	Downhole Survey Procedures

Entrée downhole-surveyed all core holes at approximately 50 m intervals using a Sperry Sun instrument.

10.3.6	Recovery and Rock Quality Designation Measurement Procedures

Geotechnical attributes are logged using pre-established codes and logging forms, including length of core run, recovered/drilled ratio, and maximum length.

Entrée reports that core recoveries obtained by the drilling contractor have been very good, except in localized areas of faulting or fracturing.

10.3.7	Logging Procedures

Upon arrival at the core shed the core was subject to the following core logging procedures by Entrée personnel:

•	Core is logged for lithology, mineralization and alteration, and geological structures

•	Core is marked with a cutting line and 2 m sample intervals

•	Core is photographed

•	Core is sent to sampling shed.

Logged data was initially recorded on paper logs and then entered into Datamine Century Database Logger files by a technician. At the completion of the logging process, the boxes were returned to the core racks.

All core from Shivee West is stored on pallets at the secure Oyu Tolgoi core facility.

10.3.8	Density Measurement Procedures

No density measurements have been taken on core from the Shivee West property.

10.3.9	Sample Length/True Thickness

Holes are inclined at a range of azimuths and dips depending upon the orientation of the drill target. Most targets are early-stage, and true widths have not been determined.

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10.3.10	Reverse Circulation Methods

RC drilling programs in 2006 and 2011 were conducted by Major Drilling or by Landdrill International LLC. These companies used a track-mounted Schramm 685T rig or a custom EDM2000 rig.

A small amount of the sample was taken, sieved and washed for chip logging by the on-site geologist and for archival purposes.

Coded drill log data was entered into a Datamine Century database.

No downhole surveys were undertaken for RC holes. Most holes are shallow and vertical, and unlikely to have significant deviation.

10.3.11	Interpretation of Results

A summary of selected drill results is provided in Table 10-3 with drill hole locations provided in Table 10-4. Section 9 of this Report includes a description of the targets that were the subject of the drill programs.

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Table 10-3:   Selected Drilling Results from Shivee West

Drill Hole Number	Target	From (m)	To (m)	Interval (m)	Gold (g/t)	Molybdenum (ppm)
EG-04-001	Zone III	61.4	62.2	1.3	4.97	—
EG-04-002	Zone III	109.0	113.0	4.0	1.63	—
EG-04-006	Zone III	107.0	123.0	16.0	0.56	—
EG-07-052	BZMo	97.0	102.0	5.0	—	3,602
EG-07-065	Altan Khulan	172.0	182.0	10.0	1.88	—
EG-RC-06-008	Zone III-Argo	14.0	21.0	7.0	0.62
EG-RC-11-111	Zone III-Argo	67.0	70.0	3.0	2.21
EG-RC-11-112	Zone III-Argo	63.0	77.0	14.0	1.82
EG-RC-11-123	Zone III-Argo	67.0	75.0	8.0	2.08

Table 10-4: Location of Selected Drill Holes from Shivee West

Drill Hole Number	UTM Coordinates (WGS84)		Elevation (masl)	Azimuth (°)	Dip (°)	Length (m)
	Easting	Northing
EG-04-001	642000.73	4773069.11	1214.72	135	-48	314.80
EG-04-002	642100.54	4773073.00	1215.81	270	-50	251.30
EG-04-006	642043.33	4773162.18	1214.82	135	-50	279.80
EG-07-052	639626.33	4766372.11	1198.07	225	-55	232.80
EG-07-065	641983.18	4774599.41	1221.87	270	-60	403.90
EG-RC-06-008	642162.70	4773435.66	1216.40	270	-60	100
EG-RC-11-111	642124.20	4773485.75	1217.78	0	-90	70
EG-RC-11-112	642074.33	4773385.73	1218.36	0	-90	80
EG-RC-11-123	642025.62	4773055.44	1216.06	0	-90	120

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11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Introduction

Sampling, preparation, and analysis are discussed in this section in terms of work by OTLLC on the Entrée/Oyu Tolgoi JV property and work by Entrée on the Shivee West property.

11.2	OTLLC Sampling and Analysis for Entrée/Oyu Tolgoi JV Property

11.2.1	OTLLC Sampling

Core cutting protocols for core drilling completed on the Entrée/Oyu Tolgoi JV property comprised:

•	Long pieces of core were broken into smaller segments with a hammer

•	Core was cut with a diamond saw, following the line marked by the geologist

•	Both halves of the core were returned to the box in their original orientation

•	The uncovered core boxes were transferred from the cutting shed to the sampling area

•	2 m sample intervals were measured and marked on both the core and the core box with a permanent marker. A sample tag was stapled to the box at the end of each 2 m sample interval. Sample numbers were pre-determined and account for the insertion of quality control samples. Non-mineralized dykes that extend more than 10 m along the core length were generally not sampled

•	Half-core samples were collected from the same side of the core and are bagged

•	Each sample bag was identified with inner tags and outside marked numbers

•	Samples were transferred to an on-site sample preparation facility

•	The unsampled half of the core remained in the box, in its original orientation. In some cases, additional testwork has consumed the entire core, and only photographic records remain

•	Core boxes were subsequently transferred to the on-site core storage area.

11.2.2	OTLLC Analytical and Test Laboratories

Between 2002 and September 2011, all routine sample preparation and analyses of the Oyu Tolgoi samples were carried out by SGS Mongolia, who operate an independent sample preparation facility at the Oyu Tolgoi site and an analytical laboratory in Ulaanbaatar. During 2002 and 2003, the on-site sample preparation

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facility and analytical laboratory was operated under the name Analabs Co. Ltd. (Analabs), an Australian-based company controlled by Scientific Services Limited, which was bought by the SGS Group in 2001. The operating name of the Mongolian subsidiary was changed to SGS Mongolia LLC (SGS Mongolia) in 2004. The SGS Mongolia analytical laboratory in Ulaanbaatar was recognized as having ISO 9001:2000 accreditation, and conforms to the requirements of ISO/IEC 17025 for specific registered tests. SGS is an internationally-recognized organization that operates over 320 laboratories worldwide and has ISO 9002 certification for many of their laboratories.

Since September 2011, SGS has continued to manage the on-site sample preparation facility, and SGS in Ulaanbaatar was appointed the primary laboratory for gold and fluorine analyses. ALS in Vancouver was appointed the primary laboratory for the high-resolution multi-element inductively-coupled plasma mass spectrometry (ICP-MS) based suite and LECO sulphur and carbon analyses. ALS has held ISO/IEC 17025 accreditation since 2005.

Check assays were performed in the early drill phases by Bondar Clegg and Chemex laboratories. Until May 2005, SGS Welshpool in Perth, Australia was designated as the secondary (check) laboratory. The SGS laboratory in Perth currently has ISO:17025 accreditation; the accreditation at the time analyses were completed is not known.

After May 2005, the secondary laboratory was changed to Genalysis Laboratory Services Pty Ltd. (Genalysis), also in Perth. The National Association of Testing Authorities Australia has accredited Genalysis to operate in accordance with ISO/IEC 17025 (1999), which includes the management requirements of ISO 9002:1994.

Check assays have also been performed by Actlabs Asia LLC, a part of the global Actlabs Group, which has maintained a full-service laboratory in Ulaanbaatar since 2006. The laboratory comprises sample preparation, weighing, fire assaying, wet laboratory, and instrumentation sections. It maintains an ISO 17025 accreditation and participates in CANMET and Geostats Proficiency Testing Programs.

ALS and SGS currently act as the secondary laboratories for each other.

11.2.3	OTLLC Sample Preparation

The sample preparation protocol for Oyu Tolgoi samples was as follows:

•	An internal laboratory code was assigned to each sample

•	The samples were dried at 75°C for up to 24 hours

•	The entire sample was crushed to obtain nominal 90% at 3.35 mm

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•	The sample was passed twice through a nominal 1 inch (approximately 2.5 cm) Jones™ splitter, reducing the sample to approximately 1 kg

•	The sub-sample was pulverized for approximately five minutes to achieve nominal 90% at 75 µm (-200 mesh). A 150 g pulverized sample is collected and sealed in a Kraft envelope

•	All equipment was flushed with barren material and blasted with compressed air between each sample that is processed. Screen tests were done on crushed and pulverized material from one sample taken from the processed samples that comprised part of each final batch of 20 samples

•	The pulps were put back into the custody of OTLLC personnel, and standard reference material (SRM) control samples were inserted

•	The pulps were stored in a box and locked and sealed with “tamper-proof” tags. Sample shipment details were provided to the assaying facility both electronically and as paper hard copy accompanying each shipment. The box was shipped by air to Ulaanbaatar where it was picked up by SGS Mongolia personnel and taken to the analytical laboratory. SGS Mongolia staff confirmed by electronic transmission that the seal on the box was original and had not been tampered with

•	Pulp rejects were stored on site for several months and then returned to the Ulaanbaatar office for storage. Reject samples were stored in plastic bags inside the original cloth sample bags and were placed in bins on pallets and stored at site.

11.2.4	OTLLC Sample Analysis

Until September 2011, all samples submitted to SGS Mongolia were routinely assayed for gold, copper, iron, molybdenum, arsenic and silver. Copper, molybdenum, silver, and arsenic were determined by acid digestion followed by an AAS finish. Samples were digested with nitric, hydrochloric, hydrofluoric and perchloric acids to dryness before being leached with hydrochloric acid to dissolve soluble salts and made to volume with distilled water. Routine assays up to 2% Cu used a sub-sample size of 0.5 g, whereas samples that were expected to be over range, or >2% Cu, used a sub-sample size of 0.25 g. The detection limits of the copper and molybdenum methods were 0.001% and 10 ppm, respectively. The detection limits of silver and arsenic were 1 ppm and 100 ppm, respectively. Gold was determined using a 30 g fire assay fusion, cupelled to obtain a bead, and digested with aqua regia, followed by an atomic absorption spectroscopy (AAS) finish, with a detection limit of 0.01 g/t.

Since 2011, gold and fluorine is analyzed by SGS Mongolia. Gold analysis method is unchanged. ALS in Vancouver was appointed the primary laboratory for the high-resolution multi-element ICP-MS based suite, and LECO sulphur and carbon analyses.

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A trace element composites (TEC) program was undertaken in addition to routine analyses. Ten-metre composites of equal weight were made up from routine sample pulp reject material. The composites were subject to multi-element analyses comprising a suite of 47 elements determined by inductively-coupled plasma optical emission spectroscopy/mass spectrometry (ICP-OES/MS) after four-acid digestion. Additional element analyses included mercury by cold vapour AAS, fluorine by KOH fusion/specific ion electrode, and carbon/sulphur by LECO furnace. Results from the TEC program were used for deleterious element modeling.

11.2.5	OTLLC Quality Assurance and Quality Control

Geological aspects of the quality assurance and quality control (QA/QC) program were set up during 2001 by Charles Forster, who was Ivanhoe Mine’s manager for the Oyu Tolgoi project at the time. Simple analytical quality control procedures were followed until March 2002, when a formal program was set up under the direction of independent geologist/geochemist Dr. Barry Smee, P.Geo, an independent quality control consultant. This work included development of procedural guidelines, laboratory audits, and preparation of reference materials, with initial on-site monitoring conducted by designated Ivanhoe Mines, and later OTLLC, staff.

All sampling and QA/QC work was overseen on behalf of Ivanhoe Mines by their QA/QC Manager Dale A. Sketchley, P. Geo. From March 2002 until 2008, Ivanhoe Mines also retained Dr. Smee, to conduct semi-annual audits of both the preparation and analytical facilities. The most recent audit of QA/QC data was completed on behalf of Ivanhoe Mines by Dale Sketchley in 2011.

All programs since 2003 have included submission of QA/QC samples, consisting of blank samples, SRMs, duplicate samples, and check samples.

Field blanks are barren material obtained from fresh, unaltered, non-mineralized granite located 5 km east of Oyu Tolgoi. As of 2014, blanks were inserted at a rate of 1:20. Tolerance limits for field blanks were set at 0.06 g/t Au, 0.06 % Cu, and 10 ppm Mo. Batches were automatically failed and re-assayed if these tolerance limits were exceeded, unless values were extremely low, in which case a barren override was applied in the database, and the batch remained as is. Evaluation of the blank samples indicated a low incidence of contamination. A few cases of sample mix-ups were identified during the review of the blank performance, which were investigated at site and corrected.

The SRMs are matrix-matched using materials from the Oyu Tolgoi area. As of 2014, SRMs were inserted at a rate of 1:20. Tolerance limits for SRMs were set at two and three standard deviations from a round robin mean value of the reference material. A single batch failed when SRM assays were beyond the three-standard deviation limit, and any two consecutively-assayed batches failed when SRM assays were beyond the

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two-standard deviation limit on the same side of the mean. SRM monitoring and responses to missed standard deviation target thresholds has ensured the laboratories return accurate results.

Duplicates comprise core, coarse crushed rejects, and pulps. Core duplicates were collected at a frequency of 1:20 by sampling and assaying the half of the core left after routine sampling. Coarse crushed and pulp duplicates were collected at a frequency of 1:40. Assays of each type followed the parent sample in a batch. Copper generally performed well with absolute relative difference results within expected limits; gold absolute relative difference results are higher than copper but considered acceptable. Core duplicates for both copper and gold were above the ideal arbitrary absolute relative difference value of 30%, which is interpreted as a result of uneven distribution of mineralization between core halves as typically caused by quartz vein and fracture-controlled mineralization.

For most of the drill programs, OTLLC has maintained a check assay program sending approximately 5% of assayed pulps to secondary laboratories.

Sizing tests are completed for coarse crushed and pulp material at a rate of 1:40 and 1:20 respectively.

11.2.6	OTLLC Databases

Prior to August 2010, all geological and geotechnical drill hole data were entered into an MS Access relational database. In August 2010, OTLLC migrated the Access database to an acQuire database.

All drill-hole data, prior to August 2010, were manually recorded in the field or in the core logging shed on paper logging sheets. The logging geologist then introduced logging information into the Access database, which had a series of embedded checking programs to look for obvious errors. Formational names were subsequently assigned according to the accepted geological interpretation and position within the stratigraphic column.

With the move to acQuire, direct digital data capture was instituted, with the design stubs for the logging sheets not permitting any invalid data.

The laboratories return results digitally via email and submit signed paper certificates. All hard-copy assay certificates are stored in a well-organized manner in a secure location on site. Prior to August 2010, once the assay data had been received from the laboratory, the digital assay results were imported to the Access files. This has been replaced by direct import to the acQuire database.

Final surveyed collars are entered manually into the database and are visually checked against the preliminary, hand-held GPS readings. No double data entry is applied during the entry of the final collar co-ordinates.

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OTLLC checks downhole drill traces for kinks or deviations. If required, downhole survey results are adjusted prior to finalization of the database.

11.2.7	OTLLC Sample Security

Samples were always attended or locked in a sample dispatch facility. Sample collection and transportation have always been undertaken by company or laboratory personnel using company vehicles. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

11.3	Entrée Sampling and Analysis for Shivee West Property

11.3.1	Entrée Sampling

Upon arrival at the sampling shed the core was subject to the following core sampling procedures by Entrée personnel:

•	Core was cut with a diamond saw following the line marked by the geologist

•	Half-core samples were collected from the same side of the core

•	Samples were placed in bags properly identified with inner tags and outside marked numbers

•	Sample bags were immediately sealed and stored in a fenced facility at the camp site

•	Samples were delivered under lock and key by Entrée personnel directly to the laboratory in Ulaanbaatar on an approximately weekly basis.

The 2011 RC holes were sampled on 1 m intervals from collar to planned depth. Samples were collected in large plastic buckets at the drill cyclone for splitting in a mechanical splitter, and splitting on a 25/75% basis. For each assay sample (A-sample), 25% recovered from the cyclone for every metre drilled was placed into numbered cloth bags and tied with the relevant sample number tag inside. The remaining 75% (C-sample) was placed into numbered rice bags for storage in a locked container at the Shivee Tolgoi camp. A small amount of the C-sample was taken, sieved, and washed for chip logging by the on-site geologist.

11.3.2	Entrée Analytical and Test Laboratories

Routine sample preparation and analyses of Entrée’s diamond drill core samples was carried out by SGS Mongolia LLC at the Ulaanbaatar facility. SGS Mongolia benchmark testing is restricted to confidential internal-SGS round-robins.

RC samples were submitted to Actlabs Asia LLC in Ulaanbaatar, Mongolia.

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11.3.3	Entrée Sample Preparation and Analysis

Core

SGS Mongolia sorted the core samples, verifying the sample numbers on bags to the sample submission sheets, and assigns a laboratory job number. Sample weights were recorded; weights ranged from 1 to 15 kg, depending on core diameter and amount of core loss during drilling/sampling.

The two-stage sample crushing protocol involved firstly crushing core in a jaw crusher to 100% passing nominal -6 mm, and secondly crushing in a TM Engineering Terminator to 85% passing 3.35 mm. The crushed sample was split using an eight-bin TM Engineering rotary splitter. The sample from one bin was placed into a stainless-steel tray, with a sample number tag, for drying, and became the primary sample. The remaining seven bins, which form the coarse reject, were emptied back into the original sample bag.

The primary sample was dried at about 65–70°C in a stainless-steel tray, and then pulverised in a Labtech LM2 pulveriser using low-chromium bowls to 90% passing 75 μm. On request from Entrée on specific samples, approximately 100 g of the sample was bagged into a paper Kraft bag. More typically, the entire sample was funnelled into a paper bag for analysis.

Sizing tests were performed to assess whether the SGS Mongolia pulverising techniques were performing adequately. Sizing data were reported both in digital data and hard-copy assay certificates.

Gold analysis was undertaken using the SGS Mongolia FAE303 assay method, comprising a 30 g fire assay, with an AAS finish after di-isobutyl ketone (DIBK) solvent extraction. The lower detection limit was 1 ppb Au. Samples that assayed over 1 g/t Au were automatically re-run, using the same analytical method.

Copper, silver, and molybdenum were determined by SGS Mongolia using AAS21R method, a three-acid digestion followed by atomic absorption (AA).

RC samples

Samples were crushed to a 2 mm, mechanically riffle-split to obtain a 1 kg sample, and then pulverized to at least 95% passing 75 µm. Actlabs routinely used cleaner sand between each sample to avoid inter-sample contamination.

The 2011 RC samples were analysed for gold using Actlabs analytical method 1A2-30 (Au fire assay atomic absorption finish on 30 g splits with detection limits ranging from 1–3,000 ppb Au). Samples in excess of 1,000 ppb Au were run using a 29.16 g split from the initial pulp using Actlabs analytical method 1A3-30 (Au fire assay gravimetric finish with detection limits ranging from 0.03–1,000 ppm Au). Silver was analysed for

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all samples using Actlabs analytical method Code 1E M-Ag (Ag aqua regia digestion atomic absorption finish on 30 g splits with detection limits ranging from 1–3,000 ppb Ag).

11.3.4	Entrée Quality Assurance and Quality Control

Field blank, commercial SRMs, and quarter-core duplicate samples (for RC programs, field duplicates) were included in the sample submissions. The standards used were prepared by CDN Resource Laboratories Ltd, British Columbia. The field blanks consisted of locally-derived granite.

Field duplicates, field blanks and standards were inserted at random into the drilling sampling stream at a rate of one per 20 samples.

On receipt of analytical results for drilling, the laboratory sample weights were compared to field sample weights, which were checked for discrepancies. The quality of the data received from the laboratory was verified by the QA/QC module within the Century Systems database. Batches failed if the copper and/or gold values returned for a standard were greater than three standard deviations from their accepted value, or if the copper and/or gold values of a field blank were above a certain threshold.

A routine check assay program at a secondary laboratory has not been implemented.

11.3.5	Entrée Databases

SGS Mongolia digitally reported assay results to Entrée via email, and submitted hard-copy, signed, paper certificates. Electronic versions of the drill hole data were maintained in a Datamine Century Systems database.

11.3.6	Entrée Sample Security

Unsampled core was never left unattended at the rig; boxes were transported to the core logging facility at the camp site twice daily under a geologist or geologist-technician’s supervision.

Sampled core was immediately sealed and stored in a fenced facility at the camp site. Samples were delivered under lock and key by Entrée personnel directly to the laboratory in Ulaanbaatar on an approximate weekly basis and using a chain-of-custody form to record transport and receipt of samples.

In late 2015, all of the core drilled on the Shivee West property was transferred to the Oyu Tolgoi project site where it is currently stored on pallets in a secure core storage facility.

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11.4	Comments on Section 11

The nature, extent, and results of the sample preparation, security, and analytical procedures, and the quality control procedures employed, and quality assurance actions taken by OTLLC and Entrée provide adequate confidence in the drill hole data collection and processing.

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12.0	DATA VERIFICATION

12.1	Internal Data Verification

12.1.1	Internal Reviews

OTLLC and its predecessor Ivanhoe Mines reviewed assay quality control sample results supporting drill hole sample assaying on a monthly basis, and prepared monthly and quarterly QA/QC reports. These reports describe a systematic monitoring and response to identified issues. In 2011 Ivanhoe Mines reported on an internal review by Dale Sketchley, including laboratory audits, quality assurance procedures, quality control monitoring, and database improvements at Oyu Tolgoi for the period 2008 to 2010. Recommendations from this review were implemented, or under advisement. No material issues were identified in these reports.

12.2	Independent Data Verification

12.2.1	External Reviews 2002–2014

A number of data reviews have been undertaken by independent consultants as part of preparation of technical reports on the Project, including:

•	Roscoe Postle Associates (RPA), 2002: Review of exploration information from earlier work by BHP and Ivanhoe and visited the project site in Mongolia and the Analabs assay laboratory in Ulaanbaatar. A suite of independent core samples was collected and assayed. Duplicate analytical datasets were examined. No biases or errors were noted that would impact Mineral Resource estimates

•	AMEC and AMEC Minproc, 2002–2014: Review of QA/QC data and databases in support of Mineral Resource estimates undertaken in 2002, 2003, 2005, 2006, 2007, 2011, and 2014, and independent core check sampling. QA/QC reviews showed acceptable analytical precision, low contamination, and a small number of sample mix-up errors. The database iterations reviewed were considered sufficiently error free to support Mineral Resource estimation

•	Barry Smee, 2002–2008: Review of sample preparation, analytical and QA/QC data. Inspections and reports were completed in 2002, 2003, 2004, 2005, 2006, and 2008. No significant biases or errors were noted that would affect Mineral Resource estimates

•	Quantitative Geoscience, 2007–2008; 2010–2011: Data verification of previous AMEC estimates, review of onsite sample preparation facility, independent sampling, and review of geology, mineralization, core sampling, sample preparation, QA/QC and Mineral Resource modelling for the Heruga and Heruga

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North areas, and geotechnical drilling underway at Hugo North. No biases or errors were noted that would impact Mineral Resource estimates.

Greg Kulla, the QP responsible for Sections 6 to 11 of this Report, visited the Oyu Tolgoi site and Rio Tinto’s office in Ulaanbaatar four times during 2011. During these visits Mr. Kulla reviewed drilling, sampling, and QA/QC procedures, and inspected drill core, core photos, core logs, and QA/QC reports. He also reviewed documentation supporting the migration of the drill hole database to acQuire and made spot checks comparing acQuire database results with original drill collar, down hole survey, lithology, and assay results. No significant issues were identified at that time.

During the same period, Mr Kulla also led the preparation of updated geological models related to the Oyut and Hugo North/Hugo North Extension deposits, including the Hugo North Extension.

The drill results specific to the Heruga deposit and exploration results from geochemical and geophysical surveys within the Shivee Tolgoi and Javhlant MLs were not verified by Mr Kulla. However, the Heruga drill results were collected using the same procedures as used for the Oyut and Hugo North/Hugo North Extension deposits and quality control sample results supporting Heruga assay results form part of the sample database reviewed.

12.3	Comments on Section 12

The data verification completed by OTLLC and its predecessor companies, and the independent data verification completed by others, including the current QP, are sufficient to conclude the drill hole database is reasonably free of errors and suitable to support Mineral Resource estimation.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Introduction

Detailed metallurgical testwork has been completed on the Oyut and Hugo North/Hugo North Extension deposits, and includes flotation, comminution, locked cycle and mineralogical studies. Metallurgical studies for Heruga include liberation analysis, and bulk flotation and open circuit cleaning testwork. Included in the flotation testwork program was some work on ore hardness and grindability.

The first phase of the development of the Oyu Tolgoi mine process facilities was completed with concentrator commissioning in 2013. Testwork results and operations data have been used to develop and update the throughput models and metallurgical predictions, as well as to guide designs for the second development phase. The second phase will include a concentrator conversion, consisting of additional equipment required to process the changing semi-autogenous grind (SAG):ball mill power ratio and higher-grade Hugo North/Hugo North Extension ore.

13.2	Sample Representation and Selection Criteria

Initial Hugo North/Hugo North Extension testwork was based on 239 samples from 79 core holes at Hugo North (Table 13-1). Twenty variability composites, from 72 core holes throughout the Hugo North/Hugo North Extension block cave, were later collected for abrasion index and crusher work index tests. Sub-samples were taken for mineralogy, head grade, and rougher flotation testing. The primary design focus for sample selection in this later program was better definition of the northern third of the Hugo North/Hugo North Extension Lift 1 block cave envelope. The later sample locations are shown in red in Figure 13-1.

Nine composite samples from drill core representing the Heruga deposit were provided for flotation and comminution testing. The Heruga metallurgical study was conducted at G&T Metallurgical Services Ltd. (G&T) during 2008.

13.3	Comminution Characteristics and Process Model

Initial Hugo North/Hugo North Extension testwork was based on 239 samples from 79 core holes at Hugo North (refer to Table 13-1).

Mean Hugo North/Hugo North Extension comminution index values are included as Table 13-2. In that table, TPUT (which is the instantaneous tonnage per hour achievable through grinding at 8,059.2 h/a) and P80 (the 80% passing size of grinding circuit product) are derived from the generic Minnovex Mineral Services (Minnovex) formulae (see discussion in Section 13.3.1), and reflect the hypothetical situation where Lines 1–2 are fed with 100% Hugo North/Hugo North Extension ore.

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Table 13-1:   Number of Samples used in Minnovex Comminution Testwork

Area	SPI Tests	Ci Tests	Modified Bond Tests	BWI Tests	SPI Quantity (tests per Mt)
Hugo North	239	218	237	18	0.55

Note: See Section 13.3.1 for abbreviation descriptions

Figure 13-1: Hugo North/Hugo North Extension Comminution Sample Locations

Note: Figure sourced from the 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017, modified by Entrée, 2017. Vertical blue line is the licence boundary between the Oyu Tolgoi ML (labelled as OT in the figures) and the Entrée/Oyu Tolgoi JV property (labelled as EJV in the figures). The top two vertical figures are plan views, the basal two horizontal figures are cross-section views.

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Table 13-2:   Hugo North/Hugo North Extension Mean Value Comminution Indices

Dataset	SPI (min-1)	MBI	Ci	TPUT (t/h in Phase 1)	P80 (Phase 1 P80 in µm)
2011 dataset	88.1	16.1	19.5	4,906	219
Prior dataset	76.2	19.6	17.4	5,557	231
Combined dataset	81.4	18.1	18.3	5,279	226

Note: See Section 13.3.1 for abbreviation descriptions

Comparison of the combined dataset with the previous dataset indicates a 5% reduction in the predicted capacity to 5.3 kt/h from 5.6 kt/h, compared to that currently attributed in the block model. This potential bias was corrected by inclusion of the 82 sample results in the Hugo North/Hugo North Extension block model.

The mass of each Heruga composite provided for this study was insufficient for a full assessment of ore hardness by means of a standard Bond ball mill test. However, an estimate of relative hardness between each composite was inferred, from the particle sizes of each composite ground for an identical period of time and calibration samples of known work indices. Inferred values ranged from 14.6 to 31.1 kWh/t with an average of 23 kWh/t, indicating very hard ore samples.

13.3.1	Comminution Process Model

Minnovex derived two generic equations to describe the capacity and the flotation feed sizing expected from Southwest zone (Oyut) ore. Both equations use the same comminution parameters as developed for use in its Comminution Economic Evaluation Tool (CEET):

•	Semi-autogenous grinding (SAG) mill power index (SPI), (in minutes): a closed-circuit, small-scale, dry grinding test conducted on -12.7 mm ore

•	Modified Bond index (MBI) (in kWh/t): a short form of the Bond ball mill work index (BWI) test, which is calibrated or validated by several full Bond index tests

•	Minnovex crushing index (Ci): developed from the sample preparation process for SPI, which is a predictor for the fraction of material already finer than SAG discharge closing screen size.

These parameters were used to model a large number of conventional SAG mill/ball mill (SABC) circuits, with successful prediction of capacity (TPUT) and P80. The Phase 1 plant has achieved and exceeded design production rates with primary grind P80 in-line with, or better than, the model predictions.

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Plant surveys were carried out in November 2013, and survey samples were submitted for comminution testing. This allowed correlation of plant capacity against orebody characteristics. Besides SPI, MBI, and Ci measurements, other tests performed on the samples included the Julius Kruttschnitt Mineral Research Centre (JK) drop weight tests to evaluate potential alternative predictive methods.

It was concluded that the actual SAG mill capacity in the surveys was in excess of the generic model by about 10%, when corrected for charge level. In addition, the SAG mill appeared to be producing more fines than anticipated, leading to a finer P80 in flotation feed than expected. The surveys recorded P80 values of 130–150 μm on relatively hard ore with a work index of 22.6 kWh/t, Ci of 19.5, and SPI of 117.3. These parameters are at the 40th percentile for Southwest zone (Oyut) ore SPI, but at the 80th percentile for Hugo North/Hugo North Extension SPI, and above the 90th percentile for both orebodies for MBI. With the same material, the generic model used in the mine plan would have predicted a P80 of 218 μm.

Due to the difficulties in representative sampling of coarse SAG mill feed and the impact of belt cuts on survey stability, these results must still be considered indicative, but encouraging, for Phase 2 performance. Sensitivity analysis to JK drop weight parameters was also carried out by simulation. When the survey hardness parameters were replaced with values representing the softest and hardest Southwest zone (Oyut) ores, SAG capacity increased by 19% and decreased by 15.5%, respectively, while achieving product P80 values of 130–134 μm. This is in line with the capacities indicated by the generic capacity prediction model, although P80 appears to be more conservatively estimated by the Minnovex model.

The effect of a change in SAG:ball mill power ratio has been estimated by taking the original flotation feed P80 predicted by the Minnovex equation and adding the kWh/t change in ball mill energy applied to the tonnage processed, resulting in a finer flotation feed P80 than for the reference case. In the case of concentrator conversion, the addition of a fifth ball mill will shift the SAG:ball mill power ratio, to account for the changing ore treatment needs.

Hugo North/Hugo North Extension

The process modelling exercise was not repeated for Hugo North/Hugo North Extension mill feed material, since the range of SPI and MBI values for that deposit fall well within the range of values encountered in the Southwest zone (Oyut) and good agreement is expected using the developed equations, which are generic for the same circuit configuration. Figure 13-2 shows the range of all 336 comminution samples as a cumulative frequency distribution of SPI and MBI. Also plotted on Figure 13-2 are the distributions of 137 samples from Hugo North testing in 2007, a further 82 samples from the more northerly Hugo North/Hugo North Extension set tested in 2011, and 74 Central zone (Oyut) samples.

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Figure 13-2:  Cumulative Frequency Distributions of SAG Power Index, Modified Bond Index, TPUT, and P80 of Flotation Feed at 100% through Phase 1 Circuits – Hugo North/Hugo North Extension Samples

Note: Figure sourced from the 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

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With the planned feed change in the mine plan from Oyut mill feed material to softer and higher-grade underground Hugo North/Hugo North Extension ore, the mill volumetric constraint becomes one of concentrate handling and tailings handling capacities.

During 2020–2036, it is projected that the flotation feed will be slightly above the optimum P80 for Hugo North/Hugo North Extension. However, the flotation test results indicate little sensitivity for recovery in the expected range of grind sizes.

Minnovex MBI results were checked against the standard Bond index test on 18 samples, with generally good agreement, moderate scatter, and no evidence of bias. This indicated that the MBI results can be used to populate the block model and wherever else standard Bond index results may be required, as in the calculation of incremental ball milling requirements.

Heruga

The comminution modelling exercise was not repeated for Heruga mineralization, since a comprehensive set of SPI/MBI/Ci parameters are not available. A power-based check using the correlated Heruga Bond ball work index values suggests there is enough power in the concentrator conversion comminution circuit to achieve throughputs similar to those from the Southwest zone (Oyut).

13.4	Metallurgical Testwork

13.4.1	Mineralogy

A large number of direct and indirect mineralogical assessments have been carried out on ore and flotation products, in the following categories:

•	Routine thin sections on intervals of core in conjunction with logging to qualitatively assess the nature of the copper and gangue mineral assemblages

•	Routine semi-quantitative clay mineral measurements by infrared spectroscopy to assist in alteration classification and to potentially identify rheology-modifying species that could be problematic in processing

•	Visual logging of all core with respect to estimated sulphide mineral totals

•	Mineralogical assessment of ore sections from all deposits by Terra Mineralogical Services (TMS), including analysis of gold association, fluorine deportment in ore and concentrate, copper mineral associations in tailing, and leach residues (49 reports and memoranda from 2002–2005)

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•	The production by TMS of a spatial ‘metallurgical index’ block model of metallurgical degree of difficulty, primarily for the Southwest and Central zones (Oyut), but also with some coverage of Hugo North Extension

•	Diagnostic leach work on oxide and secondary copper zones to distinguish between chalcocite, chalcopyrite, and covellite

•	QEMSCAN on particulate Southwest (Oyut) and Hugo North/Hugo North Extension composites (flotation feed and rougher concentrates). Full QEMSCAN analysis on all 20 flotation feed composites from Hugo North/Hugo North Extension zone testwork programs (Blue Coast/SGS)

•	X-ray diffraction (XRD) and QEMSCAN on composites of flotation tailings produced for NAF/PAF characterization

•	Mineralogy inferable from the 48-element ICP assays on 24,000 intervals over all deposits

•	Liberation analysis by conventional particle counts on Heruga.

Hugo North/Hugo North Extension

A graphical summary of QEMSCAN results for the 20 Hugo North/Hugo North Extension composites is provided in Figure 13-3.

The first graph in Figure 13-3 displays mineral abundance by weight in the feed, summing to 100%. Sulphides are at the bottom in the stacked chart, with pyrite in red. Pyrite is only present at significant levels in three of 20 composites and when present is usually accompanied by higher-than-average levels of copper sulphides, which leads to easier separation. Little dilution of concentrate by pyrite has been observed in previous flotation work, as expected from this mineralogy.

Copper sulphides plus pyrite rarely form more than 10% of the total weight, with chalcopyrite, bornite, and chalcocite/covellite present at 3.9%, 2.7%, and 0.04%, respectively by weight.

Quartz is the dominant rock-forming mineral (46% on average), followed by sericite mica (24%), chlorite (3%), and feldspar (5%). Clays account for 1%–18% of the mineral components in the composites, but average less than 5% overall. The broad footprint of the cave is likely to minimize daily variation in clay content to very manageable levels in the grinding and flotation circuits.

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Figure 13-3:  QEMSCAN Results, Hugo North/Hugo North Extension

Mineral Abundance (wt.%)
Other
Apatite
Carbonates
Oxides
Other Silicates
Clays
Chlorite
Micas
Feldspar
Quartz
Other Sulphides
Sphalerite
Chalcocite/Covellite
Bornite
Chalcopyrite
Pyrite

Distribution of copper by mineral (%)

	HN 1	HN 2	HN 3	HN 4	HN 5	HN 6	HN 7	HN 8	HN 9	HN 10	HN 11	HN 12	HN 13	HN 16	HN 17	HN 14	HN 15	HN 18	HN 19	HN 20
Other Cu-Sulphides	8.0	7.7	0.5	0.0	0.2	0.0	0.3	0.0	1.2	0.3	1.5	0.1	0.0	0.0	1.2	0.1	2.2	0.1	0.0	0.1
Chalcocite/Covellite	2.5	0.6	3.0	0.1	0.1	1.7	0.0		0.1	3.3	0.6	0.4	0.0	0.2	0.7	0.1	0.7	0.0	0.2	4.7
Bornite	37.2	47.0	74.2	55.0	54.5	74.0	58.5	30.3	58.4	55.2	57.1	52.0	51.1	50.5	20.3	63.0	41.0	60.1	38.5	69.0
Chalcopyrite	52.3	44.6	21.4	44.1	45.2	24.3	41.2	69.6	40.3	41.1	40.8	47.5	48.0	48.8	77.8	36.8	56.1	39.8	61.2	25.3

Liberation of rougher flotation feed - 110 to 220 micron P_{80}
Cumulative liberation-limited copper sulphides recovery (%)
Cumulative liberation-limited copper sulphide grade in concentrate (%)
Ro Rec
CuS gr

Liberation of cleaner flotation feed - 45 micron P_{80}
Cumulative liberation-limited copper sulphides recovery (%)
Cumulative liberation-limited copper sulphide grade in concentrate (%)
Cl rec
CuS gr

Note: Figure sourced from the 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

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Oxides, primarily of iron (magnetite, hematite, and goethite), average only 2.8%, and carbonates average 5.4%. The oxides are too low to provide much benefit from magnetite recovery, while the latter present useful buffering capacity to minimize acid mine drainage from tailings. Apatite is present at 0.6 wt%, and is moderately variable. It can locally form a significant source of fluorine in feed and thus, by entrainment, in concentrate. Overall, the previous work has indicated less fluorine contributed by apatite, than by sericite and fluorite.

The second graph in Figure 13-3 shows the relative contributions of chalcopyrite, bornite, and chalcocite/covellite to the total copper content of the feed. Due to its high stoichiometric grade, on average bornite contributes 52.3% of the copper, followed by 45.5% from chalcopyrite, only 1.1% from chalcocite/covellite, and 1.2% from other copper sulphides. The latter will also include the sulphosalts tennantite and (to a much lesser degree) tetrahedrite. The former is the predominant arsenic source for Hugo North/Hugo North Extension and is difficult to depress, even at high pH.

The high bornite content implies a limiting average grade of 46% copper in concentrate. The metallurgical correlations from flotation testwork include the dilution contributed by pyrite flotation, by entrained free gangue minerals, and by incomplete liberation of both minerals from the copper sulphides. This results in an average 35% reduction in copper grade below the theoretical limit established by quantitative mineralogy.

Incomplete liberation also results in incomplete copper sulphide recovery, as indicated by the lowest pair of graphs in Figure 13-3. The left graph shows the rougher feed cumulative liberation yield (CLY) profile. A copper sulphide mineral grade versus incremental recovery plot is obtained by including progressively less-liberated particles from the lower right to the upper left, until all copper sulphide containing particles have been included, at the 100% recovery axis. At roughing sizes from P80 110–220 μm, there is a fair degree of variation in liberation level, which is only partially independent of the P80 variation from the different sample work indices. Hugo North/Hugo North Extension composites HN1 and HN8 are softer, finer, but less well-liberated, while HN18 and HN19 are harder, coarser, and also less well-liberated. The average Hugo North/Hugo North Extension rougher flotation grade–recovery point (96% to 12% Cu, or 26% copper sulphides) is included for reference, at the intersection of the horizontal and vertical target lines. It is comfortably to the left of any of the 20 CLY curves, allowing room to include significant dilution resulting from the 10% mass yield to rougher concentrate that occurs naturally from gangue entrained in water in froth after 30 minutes of continuous froth removal.

All but four of the 20 composites intersect the 100% recovery axis between 30–45% copper sulphides, which is at the bottom of the normal range of liberation for porphyry copper processing. Lower plant recoveries are to be expected for the other four composites, with only 20–25% copper sulphides when 100% of the copper distribution

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is included. The data also demonstrate the importance of regrinding, compared to other, better-liberated porphyry copper deposits, where regrind circuits are sometimes considered an optional extra.

If a 90% liberation level is considered necessary for the production of marketable concentrate, as is usual, then overall copper recovery in roughing would have to be restricted to 80–85%, if the regrind circuit were shut down, compared to 93% overall with regrind. This assumes that the normal offset between theoretical CLY distribution and actual plant recovery performance applies.

The right-hand graph (refer to Figure 13-3) shows the same data for the cleaner feed size distribution, at a P80 of 45 μm. This is constructed from a weighted average of the data for separate –38 μm and –106+38 μm fractions. The degree of liberation after regrinding to the target Hugo North/Hugo North Extension size distribution is much higher than in roughing and the variability much reduced. All but two of the 20 composites meet the 100% copper distribution axis at 65–85% copper sulphides, and the concentrate is 90%–96% liberated at the 97% cleaner recovery target. The two composites that have liberation challenges are HN1 and HN8, which also showed sub-normal liberation in roughing. The copper assays for both composites are below 1%, so that not much copper distribution is at risk. They are unlikely to present more than 5% of the draw at any given time.

Heruga

Each of the composite samples used in this test program were subjected to standard analytical techniques to determine the quantity of each element of interest. This data is summarized in Table 13-3. The copper content in the feed ranged between 0.25–1.40% copper across the suite of composites. Negligible amounts of copper oxide were present, with the exception of composite AT003. Other metals of potential economic significance include gold and molybdenum. Gold was present in appreciable amounts, with an average feed content of 1.2 g/t Au. Molybdenum is only present in four composites, and the measured molybdenum content ranged from 0.01–0.04%.

A modal analysis was conducted on each of the nine composites targeting a nominal primary grind size of 150 μm K80. A summary of the mineral composition and primary grind sizes for each composite are displayed in Table 13-4. To facilitate the analysis of data the nine composites have been divided into two groups. The first group refers to the AT, TS and ZU composites while the second group consists of the four Met Composites. The copper sulphide content in the first group of composites ranged from 0.7–4.0% to average 1.7% by weight copper sulphides. The second group of composites had a much smaller variance, with an average copper sulphide content of 1.5%. In a majority of samples, pyrite was the dominate sulphide mineral, accounting for over 50% of the sulphides by weight.

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Table 13-3:   Chemical Composition of Heruga Composites

Composite	Cu (%)	Fe (%)	Mo (%)	S (%)	Ag (g/t)	Au (g/t)	Cu(Ox) (%)
AT 001	0.53	7.55	<0.001	3.2	3	1.6	0.06
AT 002	0.58	6.05	<0.001	1.9	3	2.2	0.03
AT 003	0.57	4.48	<0.001	0.4	2	0.5	0.33
TS 001	0.25	0.25	<0.001	1.9	2	0.2	0.01
ZU 001	1.4	7.45	<0.001	1.5	7	2.2	0.16
Met 001	0.76	8.75	0.041	2.2	3	0.4	<0.01
Met 002	0.56	2.38	0.016	2.5	4	2.5	<0.01
Met 003	0.47	4.47	0.005	0.7	2	1.1	<0.01
Met 004	0.47	2.17	0.042	2.1	2	0.2	<0.01

Table 13-4: Mineral Content of Heruga Composites

Composite	Cp (%)	Bn (%)	Ch (%)	Md (%)	Py (%)	Gn (%)	Primary Grind (µm K80)
AT 001	1.5	< 0.1	< 0.1	< 0.01	8.5	90	140
AT 002	1.7	< 0.1	< 0.1	< 0.01	4.6	94	148
AT 003	0.7	0.6	< 0.1	< 0.01	0.7	98	120
TS 001	0.7	< 0.1	< 0.1	< 0.01	2.6	97	159
ZU 001	3.7	0.1	0.2	< 0.01	0.9	95	167
Met 001	2.1	< 0.1	< 0.1	0.07	5.5	92	133
Met 002	1.4	< 0.1	< 0.1	0.02	4.4	94	166
Met 003	1.2	0.1	< 0.1	0.01	1.2	98	157
Met 004	1.3	< 0.1	< 0.1	0.05	4.9	94	141

Note: Cp = chalcopyrite, Bn = bornite, Ch = chalcocite and covellite, Md = molybdenite, Py = pyrite, Gn = gangue.

13.4.2	Flotation

Hugo North/Hugo North Extension

The samples selected from the northern area of Hugo North/Hugo North Extension are shown in Table 13-5. The confirmatory work generated flotation results for Hugo North/Hugo North Extension composites, which displayed the full range of copper head grades, gangue mineralogy/alteration, and for which comminution characteristics had been defined in SPI/MBI/Ci terms.

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Table 13-5:   Hugo North Extension Flotation Composite Selection

Designator	Cu Grade	Au Grade	Alteration
	(%)	(g/t)
HN1	0.99	0.07	Intermediate argillic (IA)
HN2	1.85	0.43	Mainly sericitic (SER)
HN3	4.18	0.38	Mix of IA, chloritic (CHL) and SER
HN4	2.34	0.38	IA
HN5	3.16	0.75	Mainly SER
HN6	2.69	1.18	Mix of IA, CHL and SER
HN7	3.15	1.26	SER
HN8	0.81	0.15	SER
HN9	4.04	1.82	SER
HN10	1.30	0.24	Mainly IA
HN11	2.68	1.05	Mainly CHL
HN12	0.79	0.11	Mix of SER and CHL
HN13	3.15	1.11	Mix of IA, CHL and SER
HN14	3.04	0.95	Mainly SER
HN15	3.09	0.50	Mainly SER
HN16	2.49	0.57	Mainly SER
HN17	2.57	0.37	SER
HN18	3.25	1.25	SER
HN19	1.43	0.37	SER
HN20	3.79	0.44	Mainly IA

The locations of the additional flotation samples are aligned with the Hugo North comminution samples. Spatial variability composites for flotation were generated from three to seven interleaved sub-samples of the core intervals selected for the comminution samples. Selection criteria for compositing were primarily spatial, with fairly tight groupings that could be tracked via similar height-of-draw. However, the process managed to differentiate a wide range of head grades for head grade-recovery relationship development and also managed to classify partly by alteration type.

Flotation feed sizing in the block model outputs is established by the SAG mill/ball mill power split and the ratio between SPI and MBI for Southwest zone, Central zone (both Oyut), and Hugo North/Hugo North Extension.

The economic optimum flotation feed sizes are summarized in Table 13-6. The size-by-size Aminpro grind recovery optimisation approach is described in Section 13.4.5 on the flotation capacity modelling.

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Table 13-6:   Optimum Primary Grind Size

Deposit/Composite	2005 Integrated Development Plan Optimum Primary Grind Size (µm)	Aminpro 2007 Optimum Primary Grind Size (µm)
Hugo North	140	116

These values have been approached quite closely by the grinding circuit design and production schedule predictions via the hardness parameters in the block model, which allows the continued use of the 2005 Integrated Development Plan metallurgical predictions for Hugo North/Hugo North Extension.

Heruga

Rougher kinetic and open circuit batch cleaner tests were conducted for Heruga. In the rougher tests, over 85% of the copper in the majority of the composites in the first group was recovered into a rougher concentrate containing 10% of the feed mass. On average, over 85% of the total copper in the Met composites recovered into a rougher concentrate with a slightly higher mass pull of 15%. The gold was well recovered into the rougher concentrate for all the samples with an average recovery of 80%. In open circuit batch cleaning the first set of composites recovered from 30–80% of the copper and generated concentrate assaying approximately 28% by weight copper. The Met composites recoveries exceeded 86% and concentrate assayed at about 30% by weight copper.

13.4.3	Cleaner Flotation Feed P80 and Regrind Considerations

In the absence of penalty element liberation problems, the coarsest regrind sizing that achieves 90% liberation of copper sulphides in cleaner feed is generally considered a good estimate of the optimal regrind level in plant operation. Hugo North/Hugo North Extension ore has showed uniformly lower fluorine levels in concentrate from locked-cycle testwork. In testwork, one-third of the Hugo North/Hugo North Extension concentrates would exceed the 300 ppm fluorine penalty level. Penalty costs between the 300 ppm penalty threshold and the 1,000 ppm rejection level are manageable, so no further processes are considered for reducing the penalty level at this time.

13.4.4	Rougher and Cleaner Testwork

The Aminpro work also used Southwest (Oyut), Hugo North/Hugo North Extension kinetic flotation work by PRA to develop flotation simulation models in roughing and in cleaning that could be calibrated against the kinetic work and used to simulate the effects of ore type, copper head grade, primary grind level, rougher pH, regrind level, and cleaner pH.

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In general, the following trends were observed:

•	With sufficient collector adjustment, copper recovery is insensitive to pH within broad ranges (pH 7–11)

•	Gold recovery is adversely affected by lime addition (both pH and Ca++ concentration above pH 9) and is not as responsive to additional collector. This has influenced a slower ramp-up of Central zone (Oyut) open pit development in the 2016 Oyu Tolgoi Feasibility Study until high-gold Hugo North/Hugo North Extension ore has been processed (2022–2024). Gravity gold recovery is a possible contingency to recover slow-floating gold, while unit cell operation on regrind cyclone underflow is a possible means of preventing as much gold from becoming slow-floating by reducing over grinding

•	Additional collector and retention time is required at high copper head grades (feed forward strategy required to link collector addition to copper metal units in flotation feed)

•	Better copper grade-recovery response and pyrite rejection are typically achieved with dithiophosphinate collector (3418A) than with any single xanthate (isopropyl, isobutyl, or amyl). However, xanthate storage and mixing facilities have been provided for potential synergistic addition with secondary gold collectors. Testwork completed in 2012 by Blue Coast indicated a slight advantage in copper and gold recovery with potassium amyl xanthate. The results were not conclusive, however, against the comparative 3418A tests conducted at higher rougher concentrate grades

•	Additional cleaner collector is required at finer regrinds and higher pH values

•	There is a benefit from staged addition of collector

•	Rougher flotation kinetics might be slower at low pulp potential (eH). In recent confirmatory testwork, rougher flotation response was delayed until the flotation pulp potential (absolute) was above 0 mV. This trend was exacerbated by even modest lime additions, because increasing pH reduces eH. It is possible that this observation is a reflection of batch testwork and not representative of a continuous flow system. The cyclone overflow eH in almost all concentrators (except those treating ores with extremely high pyrite content, or an active pyrite or pyrrhotite content) is routinely in the range of 0–50 mV, with no specific chemical interventions or additional aeration in the grinding circuit. Even the most-pyritic Oyu Tolgoi ores have less than 15% pyrite content, which is not chemically active. If low eH is encountered, then additional aeration may be warranted. There is space to retrofit conditioners or aeration devices of a few minutes’ capacity on the ball mill floor below the cyclones. In this event, it might also be necessary to

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retrofit an additional pumping stage, for which the grinding basement has sufficient space.

13.4.5	Flotation Capacity Modeling

The selection of flotation design criteria for mechanical cells in the concentrator conversion has taken account of the following information:

•	The laboratory bench kinetic testwork at Ammtec in roughing and cleaning, while achieving the rougher and cleaner overall stage recoveries required by the mass balance

•	The review of flotation kinetics by Aminpro and the results of the Minemaster model for Hugo North/Hugo North Extension. Column cell and mechanical requirements were confirmed at both 30 μm and 40 μm grinds by Aminpro simulations around results from PRA kinetic flotation test programs carried out in Vancouver. Comparison with cell capacity allocations for Lines 1–2 in Phase 1, before and after an additional rougher bank.

Aminpro evaluated the kinetic tests carried out at PRA to determine rate constants (k) and maximum recoveries (Rmax). These values formed the basis of the detailed design of the Phase 1 flotation circuit design. The rougher work was carried out on Southwest (Oyut), Central (Oyut), Hugo North, and Hugo North Extension composites. Similar results are available at +32 μm, –32+25 μm, –25+20 μm, and –20 μm in cleaning for Hugo North Extension mill feed material. The mineral contents are developed from indicator assays (Au, Ag, F, Cu, Mo, and Fe, As, S) and balanced to 100%.

After the addition of the extra rougher bank for the conversion, rougher retention times and froth carrying capacities will be near those used in Phase 1. Currently the mechanical cleaners are handling a higher-than-expected flow due to low column stage recovery (20% versus 60% design). The mechanical cleaners, which are not being expanded, will have slightly shorter retention time and increased froth loading compared to Phase 1. The high recirculation of column cleaner tails observed in Phase 1 is not projected to persist when treating the high-grade Hugo North ore with 10 column cells in place of four in Phase 1.

The initial selection of column cell capacities for the expansion was factored from the Phase 1 design and the Minemaster modelling. The Phase 1 columns are currently operating at a copper stage recovery near 20%. It is projected that when treating Hugo North/Hugo North Extension ore, the recoveries will be above the Phase 1 design of 40% due to coarser regrind (45 μm versus 35 μm) and lower upgrade ratios. The column cell expansion was determined by froth-carrying capacity rather than retention time. The Phase 1 column cell dimensions were retained for the six additional concentrator conversion cells.

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13.4.6	Thickening and Filtration

Testwork has not focused on generating large volumes of concentrate and tailings for thickening and filtration testwork. To allow for a conservative design, the same unit thickener capacities have been used for concentrate thickening as in Phase 1, despite the coarser regrind targets. The same is true in the final tailings area, where the dewatering duty for blended Southwest (Oyut), Central (Oyut), and Hugo North/Hugo North Extension tailings is similar to Phase 1.

Conservative design margins for the thickener unit area was adopted in Phase 1.

Industrial experience indicates that cake formation rates will increase by 14% due to the envisaged coarser Phase 2 regrind (45 μm vs. 35 μm). A location for a fifth pressure filter has been reserved in the layout as a contingency against a further 20% increase in peak filtration duty.

It is recommended that further Hugo North/Hugo North Extension tailings thickening and concentrate pressure filtration testwork at 0.1 m2 scale be conducted before detailed design, but after underground development has progressed, to allow lower-cost acquisition of larger-diameter core samples from a greater number of access points.

13.5	Metallurgical Predictions

13.5.1	Throughput

The throughput algorithms developed in comminution modelling described in Section 13.3 include:

•	Flotation feed size:

•	Maximum P80 guideline = 220 μm

•	Throughput:

•	Maximum throughput = 5.0 kt/h (hydraulic limitation)

The volumetric capacity limit in base data template 31 (BDT31) that was used in the 2014 Oyu Tolgoi Feasibility Study was 5.5 kt/h (121 kt/d, 44.3 Mt/a). After a review of the volumetric capacity in the 2016 Oyu Tolgoi Feasibility Study, this was reduced to 5.0 kt/h (110 kt/d, 40 Mt/a). For the preparation of the 2016 Oyu Tolgoi Feasibility Study production schedule for the Oyu Tolgoi operation, the plant throughput volumetric limit was changed from 5.5 kt/h to 5.0 kt/h and the instantaneous

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throughput was increased by 2.2%. Further elevation and revision of the limit is quite likely as de-bottlenecking and optimization of the plant continues. The 2016 Oyu Tolgoi Feasibility Study limit has already been reached and may be exceeded as the Central zone (Oyut) ore is treated.

For Heruga, throughput is not modeled, but instead limited to 33.25 Mt/a.

13.5.2	Recoveries

Hugo North/Hugo North Extension

Hugo North/Hugo North Extension recoveries for copper, gold, and silver are based on BDT31 and the equations below. The expectations for the copper assays in concentrate equation is also included.

•	Copper recovery:

Where

a = 95

b = 15

•	Gold recovery:

Where

c = 9.8

d = 0.80

•	Silver recovery:

•	Copper assay in concentrate

Heruga

For Heruga, copper recoveries are based on the KM2133 testwork results with recoveries ranging up to 86.5% Cu and producing concentrate grades of 25% by weight copper. The gold and silver recoveries are based the Hugo North/Hugo North Extension projections.

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13.6	Deleterious Elements

Arsenic and fluorine are the only penalty elements that have been identified in the Oyut, Hugo North/Hugo North Extension deposits. Enargite is the primary arsenic carrier in these deposits, although tennantite is locally important.

High flotation pH is the primary mineral processing control on arsenic recovery, but it is only partially effective because of the difficulty in depressing enargite and the related copper losses. In addition, high pH has an adverse impact on gold recovery and is therefore not expected to be used often.

Fluorine distribution in concentrates is more variable, being locally present as coarser-grained fluorite or finely intergrown topaz in some high-fluorine areas, but with a background level distributed as 0.6–2% fluorine in sericite, which itself represents 15–30% of the weight of the deposits. Regrind level and the degree of entrained gangue removal are the primary control mechanisms for fluorine.

As long as concentrator feed is managed such that rejection levels are avoided, the modest impact of fluorine and arsenic penalties will be less than US$5/t of concentrate on average. To handle production peaks while maintaining a base load for contract, a certain amount of the Oyu Tolgoi concentrate production has been considered for sale to traders for subsequent blending. This could be an avenue for disposal of high-penalty element concentrates.

For arsenic in copper concentrate, the production model assigns a rate of US$2/t/1,000 ppm above a 3,000 ppm threshold up to the rejection level of 5,000 ppm. For fluorine, the production model assigns a rate of US$2/t/100 ppm above a 300 ppm threshold up to the rejection level of 1,000 ppm. The penalties are in line with terms from custom smelters.

However, it has been reported that no fluorine penalties have been applied under the contract terms in operation since sales commenced in late 2013, so some conservatism is inherent in the NSR estimates.

13.6.1	Fluorine

Previous analyses of Hugo North/Hugo North Extension and Southwest zone (Oyut) ore data from locked-cycle test results are shown in Figure 13-4, where the blue line describes the formula used for predicting fluorine in concentrate for all ore types in the 2010 Integrated Development Plan, the Integrated Development and Operating Plan, the 2014 Oyu Tolgoi Feasibility Study, and the 2016 Oyu Tolgoi Feasibility Study. The testwork results support the fluorine content of concentrates from the Central zone (Oyut) and Hugo North/Hugo North Extension deposits.

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Figure 13-4:  Fluorine Recovery and Mass Yield to Concentrate, Hugo North/Hugo North Extension and Southwest Zone (Oyut) Locked Cycle Correlation vs Central Zone (Oyut) Batch Test

Note: Figure sourced from the 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

Fluorine and arsenic predictions for all ore types are as shown in Table 13-7. The fluorine grade in final concentrate from Southwest zone (Oyut) ore has been almost twice what would have been projected from the relationship above, based on batch test and locked-cycle results. It is suspected that the especially good fluorine rejection in the laboratory work is partly a function of a generally finer P80 grind than currently targeted in plant operation (P80 of 25 μm vs. 35 μm), and partly because the bead mill used in batch mode in Ammtec laboratory work had a very steep size distribution, with most of the top 20 wt% very close in size to the P80.

It was decided to increase the factor from 0.15 to 0.3 for all ore types to account for the plant response. This has not presented a problem with rejection limit in the production schedules.

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Table 13-7: Fluorine and Arsenic Feed Prediction Formulae

Arsenic in Concentrate (ppm) [m x ConCu % x As (ppm)] / Cu%	Fluorine in Concentrate (ppm)
For Southwest zone (Oyut) ores: m = 0.125 For all other ores: m = 0.780	0.3 x fluorine in feed (ppm) for all ores

13.6.2	Arsenic

Given its less-variable mineralogy and positive association with copper minerals, arsenic in concentrate should be predictable with greater precision than fluorine. The relationship in Table 13-7 was derived from locked-cycle tests for Hugo North/Hugo North Extension and Southwest zone (Oyut) ores and was used for all ores in the 2005 Integrated Development Plan, and was retained for the 2016 Oyu Tolgoi Feasibility Study. It relates arsenic in concentrate directly to arsenic in feed, with a negligible intercept at normal arsenic levels. Because the mineralogy has indicated that arsenic is largely contained in copper sulphosalts (primarily enargite), which recover almost as well as the primary copper minerals, this result also requires that the As:Cu ratio in concentrate differs from the ratio in feed only by the ratio of arsenic to copper recovery.

13.6.3	Concentrate Production, Payable Penalty, and Minor Elements

Copper assays vary with higher-grade Hugo North/Hugo North Extension production and increased bornite content early in the block cave. The peak grades from underground bornite are moderated by simultaneous treatment of large amounts of Central zone ore in 2022–2026. High copper content, especially with a high Cu:S ratio, is attractive to most smelters as it provides high copper yield while not taxing acid recovery and handling systems. The peak anticipated grades of 30%–35% Cu are projected from 2022 through 2030. The averages in the 2016 Feasibility Study after concentrator conversion are expected to be competitive with other imports to the Chinese market at 28% Cu.

The minimum annual production grades of 23–24% Cu in the last few years are less attractive, but are on a par with product from the Mongolian Government-owned Erdenet mine, and represent small volumes far in the future.

Gold grade is much more variable. Silver represents a much lower percentage of value and is elevated in the final years by virtue of a higher Ag:Cu ratio in feed. The significant variability in precious metals content may require shifts in concentrate allocations to smelters. Some smelters are better set up for precious metals recovery than others, thus making better margins relative to the amount of gold paid for.

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Arsenic and fluorine are penalty elements, but the terms have relatively little economic impact. At high levels in concentrate, smelters are unable to deal acceptably with arsenic and fluorine and, rather than a penalty, their presence becomes a basis for rejecting the concentrate. The Chinese State inspection agency also monitors quality and enforces national limits. Consequently, the primary concern is staying well clear of the rejection limits, and retaining the ability to respond to a potential decrease in the rejection limit if environmental standards become more stringent.

For each element, the annual mean level and the maximum level expected in a 5 kt shipment is estimated. Due to the differing sources of variation and measures available to control it, maximum fluorine is assessed at 1.2 times the annual average level, while maximum arsenic is assessed at 1.3 times the annual average. The fluorine variation allowed is based on an analysis of variation in Southwest zone (Oyut) production to date.

Average concentrate production is usually in a possible penalty position with regard to fluorine, if typical terms were applied. However, OTLLC has reported that current shipments are not attracting a penalty, and peak shipment levels still retain a minimum 10%–20% margin below the rejection level (1,000 ppm; Peters and Sylvester, 2016).

Average concentrate production will occasionally attract arsenic penalties when Central zone (Oyut) ores forms a significant fraction of feed. Arsenic maintains a minimum 30% margin to the rejection level.

Both fluorine and arsenic are modelled in the mine plan and neither element is expected to present significant long-term marketing difficulties. However, the primary control over fluorine rejection is in the hands of the concentrator, while the primary control over arsenic is by long-term planning and short-term grade control at the open pit mine. In Phase 1 and Phase 2, sufficient blending capacity exists in the concentrate slurry storage tanks (5–10 kt) and in the load-out shed (25 kt) to mitigate most process upsets affecting fluorine in a 5 kt smelter shipment. Such upsets would include loss of regrind efficiency or capacity or loss of control over column cleaner operation. Longer-term excursions in arsenic content in feed could be managed by maintaining a larger-than-usual inventory of higher arsenic as bagged product at the site, and scheduling its release over a longer time.

Depression of arsenic by elevated pH in cleaning is not particularly effective and would affect gold recovery from Southwest zone (Oyut) and Hugo North/Hugo North Extension ores.

In addition to conventional payable and penalty elements, smelters are also interested in non-payable elements from which they may derive by-product credits (rhenium, mercury, selenium). There are also components that may be penalized in certain cases depending on other sources of smelter feed and their levels (bismuth, thallium). Other critical, non-penalty elements not tracked by the Oyu Tolgoi production model

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are also of importance in assessing a smelter’s productive capacity (sulphur via the acid plant) or its operating costs and slag chemistry (Al, Ca, Mg, SiO2, Fe). Such elements can be assayed directly in production year composites, or their overall variation inferred from other indicator assays or mineralogy.

Finally, the particle size and the moisture of the concentrate are required to assess the dusting and bulk handling characteristics in the feed preparation and gas handling areas. None of the parameters would appear to give smelters cause for concern. The ranges are necessarily wide to reflect the assay results from a variety of ore types treated over an extended mine life. They also vary due to the uncertainty in their recoveries to concentrate.

Final concentrate locked-cycle test concentrate assays were generated under conditions that follow those applied in Phase 1. Minor elements that were non-payable and non-penalty in nature were taken directly from the ranges observed in those tests. The major payable metal (Cu, Au) and penalty element (As, F) assay trends are best determined by applying the metallurgical prediction formulae for recoveries and final concentrate copper grade to the head grades predicted by the open pit and underground mining plans, block models, and dilution and mixing models.

Product specification will generally become more attractive and volumes will increase as the tonnage of high-grade Hugo North/Hugo North Extension ore increases rapidly from 2020 onwards.

The high levels of arsenic in early Central zone (Oyut) ore will need to be managed by blending with the low-arsenic Hugo North/Hugo North Extension ore. The arsenic content in final concentrate is a fairly direct function of As:Cu ratio in feed, and this parameter is one of the constraints in the mine production schedule.

As Hugo North/Hugo North Extension Lift 1 ore production ramps down after 2036, arsenic levels are projected to increase significantly, but the metallurgical models predict a peak level of only 3,500 ppm; substantially lower than the current rejection limit of 5,000 ppm. The open pit mine plan has used a lower internal limit of 3,000 ppm from near-term production as a monthly average to avoid approaching rejection levels on a shipment-by-shipment basis. Contracts have been drafted so that payables and penalty elements are assessed on the weighted average of all lot assays in a 5 kt shipment.

Fluorine is projected to be above the usual penalty level but below the rejection limit throughout the mine life. Penalties are not always applied, but the 1,000 ppm rejection limit is legally enforceable. Unlike arsenic, control of fluorine is primarily within the scope of processing rather than pit grade control. The spread between peak shipment assays and annual average levels is based on variation observed in the first year of operation.

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Major constituent non-payable, non-penalty components such as iron, sulphur, silica, and alumina are important for smelter metal and mass balances and are predictable from the mineralogy of ore and concentrate. The balance of less-significant concentrate components (minor elements) that are non-payable and non-penalty elements each form less than 1% of the total weight. Typical values and expected ranges are reported in Table 13-8 for the blend of Oyut and Hugo North/Hugo North Extension materials. Ranges have been predicted from the full elemental assays for concentrate from each ore type, based on achieving a 100% mineral and/or metal balance in final concentrate with the predicted mineralogy and the average minor element assays.

Unlike the payable and penalty grades, major and minor non-penalty/non-payable components are stated as ‘typical’ values and are not expected to be a source of contract dispute, although moisture ranges should be respected, even with bagged product, to minimize freight costs either to seller’s account (in Mongolia) or buyer’s account (in China).

Allowances have been made for the greater variation to be expected in a 5 kt shipment (representing one day’s production at the Phase 2 peak) than in a monthly or annual average.

13.6.4	Heruga

Bismuth and fluorine were present at penalty levels for testwork concentrates generated for the Heruga mineralization.

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Table 13-8:    Non-Payable, Non-Penalty Concentrate Analysis

Element/Component	Unit	Combined Long-Term Typical Range (5 kt lots)
Al	ppm	4,000–15,000
Ba	ppm	20–100
Be	ppm	<0.1
Bi	ppm	<10
Ca	ppm	500–3,000
Cd	ppm	5–80
Cl	ppm	20–150
Co	ppm	50–200
Cr	ppm	15–100
Fe	%	22–36
Ge	ppm	0.5–3.0
Hg	ppm	0.2–5.0
K	ppm	1,500–3,500
Li	ppm	<5
Mg	ppm	500–4,000
Mn	ppm	50–400
Mo	ppm	500–4,000
Na	ppm	300–1,500
Ni	ppm	50–150
P	ppm	<100
Pb	ppm	100–1,000
Pd	ppm	0.05–0.30
Pt	ppm	0.02–0.15
Re	ppm	0.02–0.40
S	%	26–36
Sb	ppm	5–400
Se	ppm	150–500
SiO2%		3–10
Sn	ppm	1–8
Sr	ppm	15–300
Te	ppm	4–60
Ti	ppm	500–1,600
Tl	ppm	<0.5
V	ppm	20–100
Y	ppm	2–10
Zn	ppm	200–3,000
Zr	ppm	200–600
Moisture	%	7–9
D80	µm	25–50

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Introduction

Database close-off dates for the Mineral Resource estimates include:

•	Hugo North Extension: 14 February 2014

•	Heruga: 21 June 2009.

The database used for the estimation of Mineral Resources for the Hugo North Extension deposit consists of samples and geological information from 37 drill holes, including wedge (daughter) holes, totalling approximately 54,546 m.

The database used to estimate the Mineral Resources for the Heruga deposit consists of samples and geological information from 43 drill holes, including wedge holes, totalling 58,276 m.

14.2	Geological Models

OTLLC produced three-dimensional (3D) geological models of the major structures and lithological units based on the structural and geological information outlined in the geological discussion in this report. The geological shapes for the deposits are listed in Table 14-1 and Table 14-2 for each deposit. Appropriate copper and gold grade shells at various cut-off grades (Table 14-3) were also defined. These shapes were then edited on plan and section views to be consistent with the structural and lithological models and the drill assay data.

Checks on the structural, lithological, and grade shell models indicated that the shapes honoured the drill hole data and interpreted geology.

The lithological shapes and faults, together with copper and gold grade shells and deposit zones, constrain the grade analysis and interpolation. Typically, the faults form the first order of hard boundaries constraining the lithological interpretation.

The solids and surfaces were used to code the drill hole data. Sets of plans and cross-sections that displayed colour-coded drill holes were plotted and inspected to ensure the proper assignment of domains to drill holes.

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Table 14-1:   Surfaces and Lithology Solids

Model Component	Comment
Surfaces – General
Topography	Project-wide
Base of Quaternary cover	Project-wide
Base of Cretaceous clays and gravels	Project-wide
Solids/Surfaces – Lithology
Quartz monzodiorite (Qmd) solid	Hugo North, Hugo North Extension, Oyut, Heruga
Late Quartz Monzodiorite solid	Heruga
Augite basalt (Va) D1 solid	Hugo North
Ignimbrite (Ign) DA2 solid	Hugo North
Hanging Wall Sequence DA3, solid	Hugo North
Base of ash flow tuff (DA2a - Ign)	Project-wide
Base of unmineralized volcanic and sedimentary units; DA2b or DA3 or DA4	Project-wide. Used as a hanging wall limit to grade interpolation
Biotite-granodiorite (BiGd) dykes	Project-wide, most important in Hugo deposits, unmineralized unit
Biotite-granodiorite (BiGd) dykes solid	Hugo North, unmineralized unit
Rhyolite (Rhy) dykes	Project-wide, most important in Oyut zones, unmineralized unit
Rhyolite (Rhy) dykes, solid	Hugo North, unmineralized unit
Hornblende–biotite granodiorite, solid	Hugo North, unmineralized unit
Hornblende–biotite andesites, dacites (And) dykes; HbBiAnd, Dac	Oyut zones, Heruga

Table 14-2:   Faults

Faults	Comment
East Bat Fault	Hugo area: used to define Hugo North eastern limit
West Bat Fault	Hugo area: used to define Hugo North, Central and West zones western limits
Contact Fault	Hugo North: defines post-volcanic sequence, sub-parallel to lithological contacts
7100 Fault	Hugo North, northwest-trending fault
Lower and Intermediate Faults	Hugo North, north-trending faults sub-parallel to lithological contacts
Bogd Fault	Hugo North, east–west fault in Hugo North Extension
Khar Suult Fault	Hugo North, east–west fault in Southern area
Kharaa and Eroo Faults	Hugo North, northeast-trending fault in Northern area
Bumbat and Dugant Faults	Hugo North, east–west fault in Hugo North Extension
Burged, Noyon, Gobi, Javhlant Faults	Hugo North, northwest-trending series of faults
160 Fault	Hugo North, north trending fault
110 Fault	Hugo area: forms boundary between Hugo South and Hugo North deposits

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Faults	Comment
North Boundary Fault	Hugo North area: used to define northwestern limit
Bor Tolgoi Fault	Heruga area
West Bor Tolgoi Fault	Heruga area
Central Bor Tolgoi Fault	Heruga area
South Bor Tolgoi Fault	Heruga area
Heruga North Fault	Heruga area

Table 14-3:   Grade Shells

Deposit / Zone	Grade Shell Lower Cut-off
	Au (g/t)	Cu (%)	Mo (ppm)
Hugo North Extension	0.3 1.0	0.6 2.0 qtz veining 15% by vol.	—
Heruga	0.3 0.7	0.3	100

14.3	Grade Capping/Outlier Restrictions

14.3.1	Hugo North and Hugo North Extension

Extreme (outlier) copper and gold grades were evaluated using histograms, probability plots, and cumulative distribution function plots. A combination of outlier restriction and grade capping was applied during grade estimation for the Hugo North area (Hugo North and Hugo North Extension). In most cases, an outlier restriction of 50 m was used to control the effects of high-grade samples within the domains, particularly in the background domains where unrestricted high-grade composites tended to result in over-representation of high-grade estimates owing to the disproportional numbers of high-grade to lower grade composites. In outlier restriction using high-yield exclusion limits, outliers (i.e. values at or above the specified cut-off) are ignored if their distance to the interpolated block is greater than 50 m. If the distance to the interpolated block is less than 50 m outliers are used at their full value. The outlier thresholds applied at Hugo North and Hugo North Extension were defined at the 99th percentile of their respective population. The thresholds for caps and outlier restrictions are shown in Table 14-4 and Table 14-5 respectively.

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Table 14-4:    Grade Caps applied to Cu, Au, and Ag Grade Domains, Hugo North/ Hugo North Extension

Grade Domain	Cu (%)	Au (g/t)	Ag (g/t)
101	1.0	1.2	2.5
102	—	0.4	8
103	1.5	2.0	—
104	—	n/a	—
105	—	2.0	10.5
201 + 202 + 203 + 204	5.5	2.5	17
205	n/a	—	n/a
301 + 303	9.5	3.5	—
302	3.5	—	n/a
304	n/a	—	n/a
305	n/a	6.0	2.5

Note: n/a indicates no data.

Table 14-5:   Outlier Restrictions applied to Cu, Au, and Ag Grade Domains, Hugo North/Hugo North Extension

Grade Domain	Cu (%)	Au (g/t)	Ag (g/t)
102	2.5	—	—
103	—	—	10.5
104	—	—	1.5
105	3.0	—	—
301+303	—	—	21
101, 201 + 202 + 203 + 204, 205, 302, 304, 305	—	—	—

14.3.2	Heruga

As well as top-cutting of extreme grades, some outlier restriction was also applied for the Heruga deposit, particularly in the background domains. Top-cutting was generally applied at values close to or above the 99th percentile for gold and molybdenum. No cap was considered warranted for copper. The grade caps on outlier grades employed at Heruga are shown in Table 14-6.

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Table 14-6:   Grade Caps and Outlier Restrictions, Heruga

Domain	Metal	Domain	Cap	Distance	Outlier Cap
Background	Au	1,000–4,000	3 g/t	50 m	1 g/t
Background	Au	5,000	3 g/t	50 m	0.3 g/t
Background	Mo	All	1,000 ppm	100 m	500 ppm
0.3 g/t Au shell	Au	2,000	3 g/t	—	—
0.3 g/t Au shell	Au	4,000	5 g/t	—	—
0.7 g/t Au shell	Au	2,000	10 g/t	—	—
100 ppm Mo shell	Mo	All	3,000 ppm	—	—

14.4	Composites

The drill hole assays were composited into downhole composites of a length that was considered appropriate when considering estimation block size, required lithological resolution, and proposed mining method. The compositing for Heruga honoured the domain zones by breaking the composites on the domain boundary. The compositing for Hugo North/Hugo North Extension ignored domain boundaries. The domains used in compositing were derived from a combination of the grade shells and lithological domains. Composite lengths of 5 m were used for both Heruga and Hugo North/Hugo North Extension.

Intervals of less than the fixed length (5 m) represented individual residual composites from end-of-hole or end-of-domain intervals. Composites that had a length of less than 1.5 m (Hugo North, Hugo North Extension) or 2 m (Heruga) were excluded from the dataset used in interpolation.

At Hugo North/Hugo North Extension, the composites included any post-mineralization dyke intervals that were deemed too small to be part of a dyke geology model. Any unsampled intervals included in the composites dataset for Hugo North/Hugo North Extension were set to:

•	Cu 0.001%

•	Au 0.01 g/t.

For the Heruga deposit, the composites included any post-mineralization dyke material intervals that were deemed too small to be part of a dyke geology model. Any unsampled intervals included in the composites dataset for Heruga were set to:

•	Cu 0.001%

•	Au 0.01 g/t

•	Mo 10 ppm.

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14.5	Density Assignment

Bulk density data were assigned to a unique assay database file. These data were composited into 5 m fixed-length downhole values for Heruga. A straight composite was used for Hugo North/Hugo North Extension.

14.6	Exploratory Data Analysis

14.6.1	Hugo North and Hugo North Extension

The lithological, structural, and mineralized domains for Hugo North/Hugo North Extension were reviewed to determine appropriate estimation or grade interpolation parameters. Several different procedures were applied to the data to discover whether statistically distinct domains could be defined using the available geological objects.

The data analyses were conducted on composited assay data, typically using 5 m downhole composites. Descriptive statistics, histograms and cumulative probability plots, box plots, contact plots, and scatter plots were completed for copper and gold in each deposit area.

Results obtained were used to guide the construction of the block model and the development of estimation plans.

Copper grades in the mineralized units (Va, Ign, and Qmd) show single lognormal to near-normal distributions inside each domain (0.6% and 2% Cu Shells). Coefficients of variation values are low at 0.3 to 0.6. There are small variations in grade as a result of lithological differences within the copper domains: generally, Qmd and Va have the highest values, followed by Ign.

The cumulative distribution function patterns of copper data for all domains show evidence of three populations:

•	A higher-grade population (above a copper threshold value of 2.0–2.5% Cu)

•	A lower-grade zone (threshold value of 0.4–0.5% Cu)

•	A background lowest-grade domain.

The pattern supports the construction of the quartz-vein shell (2% Cu is approximately coincident) and the 0.6% Cu shell.

Gold grade distributions at Hugo North/Hugo North Extension show typical positively skewed trends. The distributions are slightly more skewed than those for copper, but the level of skewness can still be described as only mild to moderate within each domain. The Qmd shows higher average gold values than the Va unit, which in turn is higher than the Ign. Coefficients of variation (CV) values for the host lithologies are moderate, varying from 0.6 to 0.9.

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The cumulative distribution function pattern of gold data of all domains and the background domain shows evidence for three populations:

•	A higher-grade population (above a gold threshold value of 1 g/t Au)

•	A lower-grade zone (threshold value of 0.2–0.3 g/t Au)

•	A background lowest grade domain.

The pattern supports the construction of the 1 g/t Au and 0.3 g/t Au grade shells.

At Hugo North/Hugo North Extension, the gold:copper relationships that were identified in 2005 are poorer. Generally, two trends may be present. The more common is a low-gold trend that outlines a gold:copper ratio of about 1:10 in the mineralized volcanic units. The Qmd unit also displays the 1:10 gold:copper ratio trend, but also shows a more gold-enriched gold:copper ratio at about 1:2.

14.6.2	Heruga

Copper grades within the 0.3% Cu shell generally displayed single distributions with some evidence for a lower-grade population resulting from the presence of unmineralized post-mineralization dykes that had not been captured by wireframes. CVs were relatively low at 0.5 to 0.6. The cumulative distribution function plot for the entire population supported the construction of a grade shell in the 0.3%–0.4% Cu range.

Gold grades were observed to display a moderate positive skew and multiple populations with evidence of lower grade populations in the range of 0.2–0.3 g/t Au.

Molybdenum grades within the 100 ppm Mo shell display a low-to-moderate positive skew and a single population distribution.

14.7	Estimation Domains

A strategy of soft, firm, and hard (SFH) boundaries was implemented to account for domain boundary uncertainty (dilution) and to reproduce the input grade sample distribution in the block model. Soft boundaries allowed full sharing of composites between domains during grade estimation; firm boundaries allowed sharing of composites from within a certain distance of the boundary; and hard boundaries allowed no composite sharing between domains.

Contact plots and visual inspection of grade distributions were also used in cases where results were unclear or were contrary to geological interpretations.

14.7.1	Hugo North and Hugo North Extension

Different boundary designations of soft, firm, or hard can be used for the different lithologies, depending on the grade shell. The intra-domain contact boundaries are

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summarized in the matrix in Table 14-7 for copper and in Table 14-8 for gold. The various copper and gold grade shells used to constrain the selection of composites and blocks during the interpolation of block grades at Hugo North and Hugo North Extension are illustrated in Figure 14-1.

14.7.2	Heruga

Data analysis showed no discernible difference between the two main host lithologies, augite basalt and quartz monzodiorite, at Heruga. Therefore, for estimation purposes, the two lithologies were grouped into a single lithology domain. The post-mineralization lithologies (Lqmd, BiGd, HbBiAnd) were assigned zero grade. The cells in the block model within each structural domain were coded according to whether they were mineralized or unmineralized, and which grade shell they fell within.

14.8	Variography

14.8.1	Hugo North and Hugo North Extension

Data in some shells were subdivided into north and south sectors for the variographic analysis to take into account the flexure in direction of the deposit that occurs near the 4,767,600 mN coordinate.

The mineralization controls observed were considered to be related to the intrusive history and structural geology (faults). The patterns of anisotropy demonstrated by the various correlograms tended to be consistent with geological interpretations, particularly to any bounding structural features (faults and lithological contacts) and quartz + sulphide vein orientation data.

The nugget variance tended to be low to moderate in all the domains assessed. Copper variograms generally had nugget variances of between 15%–20% (relative) of the total variance, except in BiGd, where the nugget is 38% of the total variance. The nugget variance for gold variograms varied from 5%–25%.

Both copper and gold displayed short ranges for the first variogram structure and moderate to long ranges for the second variogram structure (where modelled).

14.8.2	Heruga

Although data are limited, an attempt was made to model directional variograms for gold, copper, and molybdenum. Copper and gold showed relatively low nuggets of 25%–35% (relative) of the total variance, whereas molybdenum was moderate-to-high at 40% of the sill.

All three metals showed relatively short first variogram structures and long second variogram structures of 250–300 m.

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Table 14-7:   Intra-Domain Boundary Contacts, Hugo North/Hugo North Extension, Cu

Lithology		Va			Ign			Qmd			HWS			BiGd
	Domains	101	201	301	102	202	302	103	203	303	104	204	304	105	205	305
	101	S	H	H	F	H	H	H	H	H	F	H	H	H	H	H
Va	201	H	S	F	F	F	H	H	F	F	H	F	H	H	H	H
	301	H	F	S	H	F	F	H	H	F	H	H	H	H	H	H
	102	F	F	H	S	F	H	F	H	H	F	H	H	F	H	H
Ign	202	H	F	F	F	S	H	H	F	H	H	F	H	F	H	H
	302	H	H	F	H	H	S	H	H	H	H	H	H	H	H	H
	103	H	H	H	F	H	H	S	H	H	F	H	H	F	H	H
Qmd	203	H	F	H	H	F	H	F	S	F	F	F	H	F	H	H
	303	H	F	F	H	H	H	H	F	S	H	H	H	F	H	H
	104	F	H	H	F	H	H	F	H	H	S	H	H	S	H	H
HWS	204	H	F	H	H	F	H	H	F	H	H	S	H	H	H	H
	304	H	H	HF	H	H	H	H	H	H	H	H	S	H	H	H
BiGd	105	H	F	H	F	F	H	F	F	F	S	F	H	S	H	H

Note: S: soft boundary, F: firm boundary, H: hard boundary

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Table 14-8:   Intra-Domain Boundary Contacts, Hugo North/Hugo North Extension, Au

Lithology		Va			Ign			Qmd			HWS			BiGd
	Domains	101	201	301	102	202	302	103	203	303	104	204	304	105	205	305
	101	F	S	F	H	F	H	F	F	H	H	H	H	F	H	H
Va	201	F	H	H	S	H	H	F	H	H	S	H	H	S	H	H
	301	H	F	S	H	H	H	H	F	F	H	H	H	H	H	H
	102	H	F	H	H	S	H	H	F	H	H	H	H	H	H	H
Ign	202	H	H	H	H	H	S	H	H	S	H	H	H	H	H	H
	302	H	F	H	F	H	H	S	H	F	F	H	H	H	H	H
	103	H	F	F	H	H	H	H	S	F	F	F	H	H	H	H
Qmd	203	H	H	F	H	H	H	F	F	S	H	H	H	F	H	H
	303	H	H	H	H	H	H	H	F	H	H	S	H	H	H	H
	104	H	H	H	H	H	H	H	H	H	H	H	S	H	H	H
HWS	204	H	F	H	S	H	H	F	F	H	S	H	H	S	H	H
	304	H	H	H	H	H	H	H	H	H	H	H	H	H	S	H
BiGd	105	H	H	H	H	H	H	H	H	H	H	H	H	H	H	S

Note: S: soft boundary, F: firm boundary, H: hard boundary

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Figure 14-1:   Copper and Gold Grade Shells, Hugo North and Hugo North Extension

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017; the EJV boundary as labelled in the figure is the boundary between the Oyu Tolgoi ML and the Shivee Tolgoi ML.

14.9	Estimation/Interpolation Methods

14.9.1	Model Setup

The block models were coded by lithological and grade shell wireframes in preparation for grade interpolation.

The Hugo North/Hugo North Extension block model was coded with an estimation domain incorporating lithology and grade shell. Blocks in the Heruga model were coded for lithology domains. Non-mineralized units and blocks above topography were flagged using a lithology code and were excluded during the interpolation process. Sub-celling was used to retain resolution at domain boundaries. The Hugo North Mineral Resource block model consists of 15 x 15 x 15 m parent blocks with sub-blocks with a minimum dimension of 5 x 5 x 5 m.

The Heruga Mineral Resource block model comprises 20 x 20 x 15 m parent blocks with sub-blocks with a minimum dimension of 5 x 5 x 5 m. The actual sub-block sizes

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in the block models vary as necessary to fit the specified boundaries of the wireframes used to tag the block model. The resource models were subsequently regularized to parent block dimensions for mine planning purposes.

14.9.2	Hugo North and Hugo North Extension

Interpolation was limited to the mineralized lithological units (Va, Ign, Qmd, and xBiGd). Only composites belonging to those units were used. Grades and metal values within blocks belonging to all other units (post-mineralization dykes and sediments) were set to zero.

Modelling consisted of grade interpolation by ordinary kriging (OK), except for bulk density, which was interpolated using a combination of simple kriging and inverse distance weighting to the second power (ID2). Restricted and unrestricted grades were interpolated to allow calculation of the metal removed by outlier restriction. Grades were also interpolated using nearest-neighbour (NN) methods for validation purposes. Blocks and composites were matched on estimation domain.

The search ellipsoids were oriented preferentially to the general orientation of each estimation domain. The search strategy employed concentric expanding search ellipsoids.

The first pass used a relatively short search ellipse relative to the long axis of the correlogram ellipsoid. For the second pass, the search ellipse was increased by 50% (up to the full range of the correlogram) to allow interpolation of grade into those blocks not estimated by the first pass. A final, third, pass was performed using a larger search ellipsoid.

To ensure that at least three drill holes were used to estimate blocks in Pass 1, the number of composites from a single drill hole that could be used was restricted to three. Similarly, Pass 2 required a minimum of two drill holes to generate an estimate. The number of composites allowed from a single hole was restricted to three.

These parameters were based on the geological interpretation, data analyses, and variogram analyses. The number of composites used in estimating grade into a model block followed a strategy that matched composite values and model blocks sharing the same feed code or domain. The minimum and maximum numbers of composites were adjusted to incorporate an appropriate amount of grade smoothing.

Estimation of sub-cells at the boundary of grade or lithology domains was based on assigning the parent cell grade to the sub-cells; thus, all like-flagged sub-cells within the larger parent cell contain the same grade.

For both copper and gold, a combination of outlier restriction and grade capping was used to control the effects of high-grade samples within the domains.

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Grade variables were regularized to the tonnage-weighted (volume x density) mean of the sub-cell source grade values enclosed in the parent blocks before they were provided for use in detailed engineering and tabulation of Mineral Resources.

14.9.3	Heruga

The selected block size was also considered to be a suitable block size for mining studies using the block cave approach, the assumed mining method for the Heruga deposit. The parent blocks were divided into sub-cells when flagging the model with dyke wireframes. The block model was coded according to zone, lithological domain, and grade shell. Post-mineralization dykes and the late quartz monzodiorite were assumed to represent zero-grade waste cutting the mineralized lithologies.

Only the mineralized lithologies were estimated, i.e. Qmd and Va. All other units in the model were set to zero grade. Modelling consisted of grade interpolation by OK. As part of the model validation, grades were also interpolated using NN, inverse distance weighting to the third power (ID3), and OK of uncapped composites. Density was interpolated by ID3.

The search ellipsoids were oriented preferentially to the general trend of the grade shells. A staged search strategy was applied, with the first pass at 200 m and a second at 400 m. A minimum two-hole rule was applied to both passes. Any blocks not interpolated by the first two passes were populated in a third pass that removed the two-hole constraint. Outlier restriction was applied as a second cap whereby grades over a particular threshold were only used in blocks within a specified distance from a drill hole (50–100 m). Outside of this distance the lower capped value was used.

The sub-cells in the final model were regularized to parent cell size after estimation was complete.

14.10	Block Model Validation

14.10.1	Hugo North and Hugo North Extension

Detailed visual validation of the Hugo North/Hugo North Extension block model was performed in plan and section, comparing resource block grades to original drill hole data. The checks showed good agreement between drill hole composite values and model cell values. The addition of the outlier restriction values succeeded in minimizing grade smearing.

Block model estimates were checked for global bias by comparing the average metal grades (with no cut-off) from the model (OK) with means from NN estimates. Results showed a good relationship (Table 14-9).

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Models were also checked for trends and local bias in the grade estimates using swath plots. This was undertaken by plotting the mean values from the NN estimate versus the OK results for benches in 30 m swathes and for northings and eastings in 40 m swathes.

The OK estimate is expected to be smoother than the NN estimate, thus the NN estimate should fluctuate around the kriged estimate on the plots. The two trends behaved as predicted and showed no significant local bias of copper or gold in the estimates.

14.10.2	Heruga

A detailed visual validation of the Heruga resource model found that flagging of the drill data file and the block model was performed correctly. The block model estimates were checked for global bias by comparing the average metal grades from the model with means from unrestricted NN estimates. No bias was identified.

The distribution of the grades in the model was compared to the distribution of the original drill hole data, the composites used to build the model, and the declustered NN model. In all cases, although smoothed due to the kriging interpolation method, the model was found to reflect the underlying data used to build it. The degree of smoothing occurring within the model was considered reasonable for the type of deposit and the likely block cave mining method.

The resource model was also checked for trends and local bias using 50 m swath plots that compared the restricted OK estimates to NN estimates. The trends behaved as predicted and showed no significant bias in the estimates.

14.11	Classification of Mineral Resources

14.11.1	Hugo North and Hugo North Extension

At Hugo North/Hugo North Extension, block confidence classification is based on three operations: preliminary block classification using a script based on distance to a drill hole and number of drill holes used to estimate a block (HN_Prelim_Classification_120912 v2.bcf), generation of probability model for the three confidence categories, and manual reclassification using polygons generated in sectional view.

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Table 14-9:   Hugo North/Hugo North Extension Global Mean Grade Values by Domain (NN vs OK)

Domain/Zone	NN Estimate	OK Estimates	% Difference
Cu (%) – Hugo North/Hugo North Extension
All Zones	0.896	0.901	–1.0
Qtz-vein Domain	2.712	2.697	–0.5
0.6% Cu Domain	0.938	0.915	0.8
Cu background (outside 0.6%)	0.289	0.289	0.0
Au (g/t) – Hugo North/Hugo North Extension
All Zones	0.255	0.252	–2.6
1.0 g/t Au Zone	1.291	1.243	–2.1
0.3 g/t Au Zone	0.504	0.530	–3.7
Au background	0.127	0.117	–7.8

Probability Models

A series of probability models were generated using the preliminary classification code of 1 for Measured, 2 for Indicated, and 3 for Inferred. Using a threshold value of 50%, the probability shells were compared to the preliminary classification block code. Boundary polygons reflecting the three categories were then manually digitized to eliminate the inclusion of isolated blocks and incorporate geological and grade continuity.

The probability shells were used as a guide for confidence. The polygons were then connected to create a three-dimensional solid. Blocks were then recoded as Indicated, or Inferred based on these solids. No Measured Mineral Resources are currently reported for Hugo North Extension.

Indicated

The drill hole spacing over much of the Hugo North/Hugo North Extension area is approximately 125 m x 75 m. The minimum nominal drill hole spacing of 75 m (horizontal) between drill holes and 150 m between drill lines for Indicated Mineral Resources was determined by a drill hole spacing study that was conducted in 2004. The following conditions need to be met to classify blocks as Indicated Mineral Resources:

•	A three-hole rule was used for OK-estimated copper blocks not classified as Measured and with three or more composites from three different holes, all within

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50 m distance from ID2 Pass 1. The distance used is the closest anisotropic distance.

•	A three-hole rule was used for OK-estimated copper blocks with three or more composites from three different holes, all within 150 m and at least one composite within 105 m of the block centroid, all distances from ID2 Pass 2. The distance used is the closest anisotropic distance.

•	A two-hole rule was used for OK-estimated copper blocks with two or more composites from two different holes, all within 150 m with at least one hole within 75 m of the block centroid, all distances from ID2 Pass 2. The distance used is the closest anisotropic distance.

•	Blocks were constrained by the Indicated classification solid generated using sectional interpretation and block probabilities.

Inferred

All blocks in the Hugo North/Hugo North Extension model with an OK-estimated copper grade that did not meet the classification criteria for Measured or Indicated Mineral Resources were assigned to Inferred Mineral Resources if the block centroid was within 150 m of a composite. The distance used is the closest Cartesian distance captured from Pass 3 of the ID2 estimation described above.

Blocks were constrained by the inferred classification solid generated using sectional interpretation and block probabilities.

14.11.2	Heruga

There are no Measured or Indicated Mineral Resources at Heruga. Interpolated cells were classified as Inferred Mineral Resources if they fell within 150 m of a drill hole composite. All mineralization at Heruga is currently classified as Inferred Mineral Resources.

14.12	Reasonable Prospects for Eventual Economic Extraction

14.12.1	Introduction

Constraining 3D shapes were generated for Indicated, and Inferred Mineral Resource categories. Once the underground constraining shapes were generated, Mineral Resources were stated for those model cells within the constraining underground stope-block shapes that met a given copper equivalent (CuEq) cut-off grade.

14.12.2	Base Data Templates

The optimized block cave shape used for the considerations of reasonable prospects for eventual economic extraction was created in 2012, using assumptions contained in

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base data template 29 (BDT29), comprising metal prices of US$3.00/lb Cu and US$970/oz Au.

The Mineral Resource estimate in this Report uses pricing developed in BDT31 during 2014. BDT31 has not been updated.

The BDT29 copper and gold metal price assumptions are more conservative than BDT31 metal prices. Therefore, the block cave shape and constraining mineralization envelope are likewise conservative, and the QP considers it acceptable to use the BDT31 data for the 2012 cave shape.

14.12.3	Copper Equivalency

The BDT31 copper equivalent formula incorporates copper, gold, silver, and molybdenum. The assumed metal prices are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Copper is expressed in block grade in the form of percentages (%). Gold and silver are expressed in block grades in the form of grams per tonne (g/t). Molybdenum is expressed in block grades in the form of parts per million (ppm). Metallurgical recoveries for gold, silver, and molybdenum are expressed as percentages relative to copper recovery.

The unit conversions used in the calculation are:

•	g/t to oz/t = 31.103477

•	lb/kg = 2.20462

•	tonne to lb = 2204.62

•	g/t to tonne = 1x10-6

This leads to a base formula of:

•	CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev

Where

CuRev = (3.01*22.0462)

AuRev = (1250/31.103477*RecAu)

AgRev = (20.37/31.103477*RecAg)

MoRev = (11.90*0.00220462*RecMo)

RecAu = Au recovery/Cu Recovery

RecAg = Ag recovery/Cu Recovery

RecMo = Mo recovery/Cu Recovery

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Recovery calculations use the following considerations provided.

Copper:

•	a x (b x Cu% ÷ 1 + b x Cu%) x (1 -e-b x Cu%)

Where the recovery constant “a” is 95 for Hugo North Extension and 98 for Heruga, and the recovery constant “b” is 15 for Hugo North Extension and 12.2 for Heruga.

Gold:

•	c + (d x CuRec%)

Where the recovery constant “c” is 9.8 for Hugo North Extension Heruga, and the recovery constant “d” is 0.8 for Hugo North Extension and Heruga.

Silver:

•	13 + (0.8 x CuRec%)

Molybdenum:

•	64.11%

Different metallurgical recovery assumptions lead to slightly different copper equivalent formulas for each of the deposits. In all cases, the metallurgical recovery assumptions are based on metallurgical testwork.

All elements included in the copper equivalent calculation have a reasonable potential to be recovered and sold except for molybdenum. Molybdenum grades are only considered high enough to support construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension.

Hugo North Extension estimations use the equivalency calculation:

•	CuEq16(Hugo North Extension) = Cu + ((Au*1250*0.0321507*0.913) + (Ag*20.37*0.0321507*0.942)) ÷ (3.01*22.0462)

The data are provided in Table 14-10 and Table 14-11 for Hugo North Extension.

Table 14-12 and Table 14-13 provide the data for Heruga using the equivalency calculation:

•	CuEq16(Heruga) = Cu + ((Au*1250*0.0321507*0.911) + (Ag*20.37*0.0321507*0.949) + (Mo*11.9*0.002204 6*0.736) ÷ (3.01*22.0462)

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Table 14-10:   Hugo North Extension Copper Equivalence Assumptions

	Cu	Au	Ag	Mo
Metal price (US$)	3.01/lb	1,250/oz	20.37/oz	11.90/lb
Recovery	0.92	0.84	0.86	0.00
Recovery relative to copper	1	0.913	0.942	0
Conversion factor	22.0462	0.0321507	0.0321507	0.0022046

Table 14-11:   Hugo North Extension Copper Equivalence Calculation

		Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	US$/t
Assumed grade	Cu credit	1				1	66.36
	Au credit		1			0.553	36.69
	Ag credit			1		0.009	0.62
	Mo credit				1	0	0.03
Average grade of deposit	Cu grade	1.59				1.59	105.51
	Au grade		0.55			0.304	20.18
	Ag grade			3.72		0.035	2.29
	Mo grade				25.65	0	—
	CuEq grade and revenue	1.59	0.55	3.72	25.65	1.929	127.98

Table 14-12:   Heruga Copper Equivalence Assumptions

	Cu	Au	Ag	Mo
Metal price (US$)	3.01/lb	1,250/oz	20.37/oz	11.90/lb
Recovery	0.86	0.79	0.82	0.635
Recovery relative to copper	1	0.911	0.949	0.736
Conversion factor	22.0462	0.0321507	0.0321507	0.0022046

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Table 14-13:   Heruga Copper Equivalence Calculation

		Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	US$/t
Assumed grade	Cu credit	1				1	66.36
	Au credit		1			0.552	36.61
	Ag credit			1		0.009	0.62
	Mo credit				1	0	0.03
Average grade of deposit	Cu grade	0.42				0.42	27.87
	Au grade		0.41			0.226	15.01
	Ag grade			1.47		0.014	0.91
	Mo grade				138.47	0.055	2.67
	CuEq grade and revenue	0.42	0.41	1.47	138.47	0.70	46.47

14.12.4	Cut-off Grades

Cut-off grades were determined using BDT31 assumptions. The net smelter return (NSR) per tonne of mill feed material was required to be equal to or exceed the production cost of a tonne of mill feed for an operation to break even or make money.

Hugo North and Hugo North Extension

For the underground mine, the break-even cut-off grade needs to cover the costs of mining, processing, and general and administrative (G&A). A NSR of US$15.34/t would be required to cover costs of US$8.00/t for mining, US$5.53/t for processing, and US$1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.

To assess reasonable prospects for eventual economic extraction, an underground resource-constraining shape (the “reasonable prospects for eventual economic extraction,” or RPEEE shell) was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and G&A costs.

The Vulcan wireframe model for the underground resource constraining shape is hn2012_resource_stope_20120829_ver3.00t.

A primary and secondary development cost of $8/t and a mining, process, and G&A cost of $12.45/t were used to delineate the RPEEE shape cut-off. Using the BDT29 gold price of $970/oz and a copper price of $3.00/lb, it was estimated that a 0.50% copper cut-off would provide a $21.74/t NSR, which would cover the RPEEE shape cut-off costs stated above. Therefore, a CuEq cut-off of 0.50% was used for

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delineating the underground resource-constraining shape for Hugo North/Hugo North Extension.

The infrastructure built for Hugo North Lift #1 would provide synergies for lower capital intensity underground development at subsequent Hugo North/Hugo North Extension panels.

Mineral Resources within the RPEEE shell at Hugo North/Hugo North Extension are reported at a breakeven copper equivalent cut-off grade of 0.37% CuEq.

All blocks occurring above the final height of draw (HOD) of the drawpoints in the Lift #1 block cave footprint are excluded from the resource tabulations. This is because there is no reasonable prospect of this material being eventually recovered through the drawpoints, and if it were to be recovered, it would be heavily diluted by the time it presented at a drawpoint.

Once the cave has propagated to this height there is no other means of recovering the material. Some development below the extraction level has also been reported as Mineral Reserves. As such, this material has also been excluded from Mineral Resources.

Heruga

Inferred Mineral Resources at Heruga have been constrained within mineable shapes using a CuEq cut-off of 0.37%.

14.13	Mineral Resource Statement

Mineral Resource estimates have the following effective dates:

•	Hugo North Extension: 15 January, 2018

•	Heruga: 15 January, 2018.

The contained copper, gold, silver, and molybdenum metal estimates in the Mineral Resource tables have not been adjusted for metallurgical recoveries. However, differential recoveries were taken into account when calculating the copper equivalency formula. The various recovery relationships at Oyu Tolgoi are complex and relate both to grade and Cu:S ratios.

Mineral Resources are reported for Hugo North Extension in Table 14-14 and for Heruga in Table 14-15, using the 2014 CIM Definition Standards. Mineral Resources are reported on a 100% basis within the Entrée/Oyu Tolgoi JV property.

Table 14-16 is a sensitivity table for the Mineral Resource estimate for the Hugo North Extension, showing the sensitivity of the estimate to variations in the copper equivalent cut-off grade. The basecase at 0.37% CuEq is highlighted, and the estimates are presented on a 100% basis. The footnotes to Table 14-14 also apply to this table.

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Table 14-14:   Mineral Resource Summary Table, Hugo North Extension

Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Grade Cu (%)	Grade Au (g/t)	Grade Ag (g/t)	Grade CuEq (%)
Indicated	0.37	122	1.68	0.57	4.21	2.03
Inferred	0.37	174	1.00	0.35	2.73	1.21

Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Contained Cu (Mlb)	Contained Au (koz)	Contained Ag (koz)
Indicated	0.37	122	4,515	2,200	16,500
Inferred	0.37	174	3,828	2,000	15,200

Notes to accompany Hugo North Extension Mineral Resource table:

1.	Mineral Resources have an effective date of 15 January, 2018. Mr Peter Oshust, P. Geo, an Amec Foster Wheeler employee, is the Qualified Person responsible for the Mineral Resource estimate.

2.	Mineral Resources are reported inclusive of the Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3.	Mineral Resources are constrained within three-dimensional shapes and above a copper equivalent (CuEq) grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and Cu:S ratios. The assumed metal prices are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Molybdenum grades are only considered high enough to support potential construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension. A net smelter return (NSR) of US$15.34/t would be required to cover costs of US$8.00/t for mining, US$5.53/t for processing, and US$1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.

4.	Considerations for reasonable prospects for eventual economic extraction included an underground resource-constraining shape that was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and general and administrative (G&A) costs. A primary and secondary development cost of $8/t and a mining, process, and G&A cost of $12.45/t were used to delineate the constraining shape cut-off.

5.	Mineral Resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, and silver estimates in the Mineral Resource table have not been adjusted for metallurgical recoveries.

6.	Mineral Resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

7.	Figures have been rounded as required by reporting guidelines, and may result in apparent summation differences.

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Table 14-15:   Mineral Resource Summary Table, Heruga

Inferred Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Mo Grade (ppm)	CuEq Grade (%)
Heruga within the Entrée/Oyu Tolgoi JV property	0.37	1,700	0.39	0.37	1.39	113.2	0.64

Inferred Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Contained Cu (Mlb)	Contained Au (koz)	Contained Ag (koz)	Contained Mo (Mlbs)
Heruga within the Entrée/Oyu Tolgoi JV property	0.37	1,700	14,604	20,410	75,932	424

Notes to accompany Heruga Mineral Resource table:

1.	Mineral Resources have an effective date of 15 January, 2018. Mr Peter Oshust, P. Geo, an Amec Foster Wheeler employee, is the Qualified Person responsible for the Mineral Resource estimate.

2.	Mineral Resources are constrained within three-dimensional shapes and above a copper equivalent (CuEq) grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and Cu:S ratios. The assumed metal prices are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. A net smelter return (NSR) of US$15.34/t would be required to cover costs of US$8.00/t for mining, US$5.53/t for processing, and US$1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Heruga mineralization.

3.	Mineral Resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, silver, and molybdenum estimates in the Mineral Resource table have not been adjusted for metallurgical recoveries.

4.	Mineral Resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

5.	Figures have been rounded as required by reporting guidelines, and may result in apparent summation differences.

Table 14-17 is a sensitivity table for the Mineral Resource estimate for all of the Heruga deposit, including the portion of the deposit within the Oyu Tolgoi ML, showing the sensitivity of the estimate to variations in the copper equivalent cut-off grade. The basecase at 0.37% CuEq is highlighted, and the estimates are presented on a 100% basis. The footnotes to Table 14-15 also apply to this table.

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Table 14-16:   Hugo North Extension Mineral Resource Sensitivity to CuEq Cut-off (basecase is highlighted)

Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	CuEq Grade (%)
	0.30	126	1.63	0.55	4.11	1.98
	0.37	122	1.68	0.57	4.21	2.03
	0.50	115	1.76	0.60	4.40	2.13
Indicated	0.60	107	1.85	0.64	4.62	2.24
	0.70	98	1.96	0.70	4.93	2.39
	0.80	88	2.10	0.77	5.30	2.58
	0.90	82	2.21	0.82	5.58	2.72
	1.00	77	2.30	0.85	5.78	2.82
	0.30	183	0.96	0.34	2.65	1.17
	0.37	174	1.00	0.35	2.73	1.21
	0.50	154	1.08	0.38	2.92	1.31
Inferred	0.60	138	1.15	0.40	3.10	1.40
	0.70	124	1.22	0.43	3.28	1.49
	0.80	108	1.30	0.47	3.53	1.59
	0.90	96	1.38	0.51	3.74	1.69
	1.00	87	1.43	0.53	3.88	1.76

Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Contained Cu (klbs)	Contained Au (koz)	Contained Ag (koz)
	0.30	126	4,526,700	2,200	16,600
	0.37	122	4,514,600	2,200	16,500
	0.50	115	4,461,600	2,200	16,300
Indicated	0.60	107	4,373,900	2,200	15,900
	0.70	98	4,237,700	2,200	15,500
	0.80	88	4,084,500	2,200	15,000
	0.90	82	3,976,800	2,200	14,600
	1.00	77	3,904,200	2,100	14,300
	0.30	183	3,871,200	2,000	15,600
	0.37	174	3,828,100	2,000	15,200
	0.50	154	3,668,800	1,900	14,500
Inferred	0.60	138	3,502,000	1,800	13,800
	0.70	124	3,325,800	1,700	13,000
	0.80	108	3,106,200	1,600	12,300
	0.90	96	2,911,900	1,600	11,500
	1.00	87	2,749,300	1,500	10,900

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Table 14-17:   Heruga Mineral Resource Sensitivity to CuEq Cut-off (basecase is highlighted)

Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Mo Grade (ppm)	CuEq Grade (%)
Inferred	0.30	2,091	0.36	0.34	1.30	103.3	0.58
	0.37	1,816	0.39	0.37	1.40	113.52	0.75
	0.50	1,102	0.46	0.45	1.56	133.2	0.76
	0.60	797	0.49	0.52	1.70	143.8	0.84
	0.70	550	0.53	0.60	1.82	153.4	0.92
	0.80	351	0.56	0.73	1.93	157.2	1.02
	0.90	218	0.57	0.89	2.01	153.9	1.13
	1.00	131	0.58	1.12	2.09	135.7	1.25

Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Contained Cu (klb)	Contained Au (koz)	Contained Ag (koz)	Contained Mo (klbs)
Inferred	0.30	2,091	17,504,806	23,862	93,757	505,855
	0.37	1,816	15,647,057	21,507	81,771	452,500
	0.50	1,102	11,849,473	16,840	59,490	344,703
	0.60	797	9,277,873	14,003	46,443	268,707
	0.70	550	6,767,275	11,172	33,857	195,326
	0.80	351	4,483,418	8,531	22,864	126,032
	0.90	218	2,832,920	6,403	14,415	75,421
	1.00	131	1,693,624	4,794	8,906	39,565

Note: The entire Heruga deposit is included in this table, including that portion of Heruga that is outside the Entrée/Oyu Tolgoi JV Project ground holding.

14.14	Factors That May Affect the Mineral Resource Estimate

Areas of uncertainty that could materially affect the Mineral Resource estimates include the following:

•	Commodity pricing

•	Interpretations of fault geometries

•	Effect of alteration as a control on mineralization

•	Lithological interpretations on a local scale, including dyke modelling and discrimination of different Qmd phases

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•	Geotechnical assumptions related to the proposed block cave design and material behaviour

•	Metal recovery assumptions

•	Additional dilution considerations that may be introduced by a block cave mining method

•	Assumptions as to operating costs used when assessing reasonable prospects of eventual economic extraction

•	Changes to drill spacing assumptions and/or the number of drill hole composites used to support confidence classification categories.

14.15	Comments on Section 14

Trace and impurity elements, including arsenic, fluorine, and sulphur were also estimated.

A sulphide mineral abundance model was created for Hugo North, including Hugo North Extension, that will allow improved estimates of geometallurgical modelling and assist with characterization of tailings acid rock drainage (ARD) capacity.

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15.0	MINERAL RESERVE ESTIMATES

15.1	Introduction

The Mineral Reserve for the Entrée/Oyu Tolgoi JV property is contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC and was used as the basis for the 2016 Oyu Tolgoi Feasibility Study.

The Mineral Reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal barren rock.

15.2	Mineral Reserves Estimation

The Hugo North/Hugo North Extension underground deposit is to be mined by a variant of the block cave method, panel caving. The mine planning work conducted by OTLLC was completed using industry-standard mining software and techniques, and smelter terms as set forth in the 2016 Oyu Tolgoi Feasibility Study.

Key assumptions used by OTLLC in estimation included:

•	Metal prices used for calculating the Hugo North Underground NSR are $3.01/lb Cu, $1,250/oz Au, and $20.37/oz Ag, based on long-term metal price forecasts as at the date the Mineral Reserve estimation process began

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties

•	A footprint cut-off of $46/t NSR and column height shut-off of $17/t NSR were used to maintain grade and productive capacity

•	All Mineral Resource within the block cave shell have been converted to Mineral Reserves. This includes low-grade Indicated Mineral Resources and Inferred Mineral Resource that were assigned zero grade and were treated as dilution

•	Mineral Reserves are reported on a 100% basis. Entrée has a 20% interest in the mineralization extracted from the Entrée/Oyu Tolgoi JV property at depths greater than 560 m, and OTLLC has an 80% interest

•	The underground Mineral Resource block models used for reporting the Mineral Reserves are the models reported in the Mineral Resource section of the 2016 Turquoise Hill Technical Report (Peters and Sylvester, 2016).

The Mineral Reserve for the 2016 Oyu Tolgoi Feasibility Study only considers conversion of Mineral Resources from the Indicated category and engineering that has

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been carried out to a feasibility level or better to state the underground Mineral Reserve. There are currently no Measured Mineral Resources in the Hugo North Extension area. Copper and gold grades for the Inferred Mineral Resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17/t NSR. It is anticipated that further mine planning will examine lower shut-offs. The Mineral Reserve for Hugo North Extension Lift 1 is reported within the boundaries of the Entrée/Oyu Tolgoi JV Project, more specifically in the area of the Entrée/Oyu Tolgoi JV property.

Amec Foster Wheeler completed a check of the Mineral Reserve block model provided in the 2016 Oyu Tolgoi Feasibility Study against the estimates reported in the 2016 Lookout Hill Technical Report (Peters et al., 2016) and the 2016 Turquoise Hill Technical Report (Peters and Sylvester, 2016), and considers the estimate to be in general agreement with the Mineral Reserves provided in those reports. Amec Foster Wheeler reviewed the metal price assumptions and concluded that the Mineral Reserves remain valid at these prices.

15.3	Mineral Reserves Statement

Mineral Reserves are reported in Table 15-1 for the Hugo North Extension Lift 1 deposit, using the 2014 CIM Definition Standards. Mineral Reserves were estimated by OTLLC personnel during 2014, reviewed by OTLLC as part of the 2016 Oyu Tolgoi Feasibility Study, and summarized in the 2016 OTLLC Competent Person’s Annual Report (OTLLC, 2016g).

The QP has reviewed the estimate, and notes that there has been no depletion or additional drilling and/or engineering to that would affect the Mineral Reserve estimate for Hugo North Extension Lift 1, and therefore the effective date of the Mineral Reserve estimate is the date of finalization of the QP review, which is 15 January, 2018.

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Table 15-1:   Mineral Reserves Statement

Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Proven	—	—	—	—
Probable	35	1.59	0.55	3.72
Total Entrée/Oyu Tolgoi Joint Venture	35	1.59	0.55	3.72

Notes to accompany Mineral Reserves table:

1.	Mineral Reserves were estimated by OTLLC personnel, and have an effective date of 15 January, 2018. Dr Ian Loomis, P. E., an Amec Foster Wheeler employee, is the Qualified Person who reviewed the Mineral Reserve estimate.

2.	For the underground block cave, all Mineral Resources within the cave outline have been converted to Probable Mineral Reserves. No Proven Mineral Reserves have been estimated. This includes low-grade Indicated Mineral Resource and Inferred Mineral Resource assigned zero grade that is treated as dilution

3.	A footprint cut-off NSR of $46/t and column height shut-off NSR of $17/t were used define the footprint and column heights. An average dilution entry point of 60% of the column height was used. The NSR calculation assumed metal prices of $3.01/lb Cu, $1,250/oz Au, and $20.37/oz Ag. The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using base data template 31. Metallurgical assumptions in the NSR include recoveries of 90.6% for Cu, 82.3% for Au, and 87.3% for Ag.

4.	Mineral Resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

5.	Figures have been rounded as required by reporting guidelines, and may result in apparent summation differences.

15.4	Factors that May Affect the Mineral Reserves

There are, among others, certain key factors that could materially affect the interpretation of the Mineral Reserve estimate. These may include:

•	Commodity market conditions and pricing

•	Unknowns with respect to the overall interpretation of the Hugo North/Hugo North Extension geology, including faulting and lithology

•	Assumptions related to the design and geotechnical behaviour of the cave mining system, including, but not limited to, the flow of material (ore and dilution) relative to the upward progression and lateral advance of the cave and assumptions of the long-term performance of the mine infrastructure (both support and production)

•	Assumptions related to the metal recovery in the mill and downstream processing. Including, but not limited to, metal recovery, mill throughput, contaminant elements (particularly arsenic and fluorine).

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15.5	Comments on Section 15

The QP did not independently re-estimate the Mineral Reserves, but verified the OTLLC estimate by reviewing the mineable shell with respect to portions of the overall block model. This review provided an factored indirect assessment of the available Mineral Reserves that provides sufficient confirmation of the Mineral Reserve estimate without recreating the entire mine plan from first principles.

The Mineral Reserves within the Hugo North Extension Lift 1 do not reach production until approximately six years after Hugo North Lift 1 Panel 0 within the Oyu Tolgoi ML is initiated. This delay may mitigate some of the risk associated with the mining method by providing sufficient time for OTLLC to make any changes in the event that unanticipated mining difficulties arise.

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16.0	MINING METHODS

16.1	Overview

16.1.1	Introduction

The proposed mine plan for the Mineral Reserves within Hugo North/Hugo North Extension Lift 1 is a block caving variant, panel caving. Block cave techniques are usually applicable under conditions that include (Miller-Tait et al., 1995):

•	Massive deposit (supports high production rates over a long mine life)

•	Thick to very thick deposit geometry (sufficient height of draw up to ~500 m per lift)

•	Mineralization occurring in flat or steep alignment (supports mine development by allowing relatively flat production horizon below the extracted material)

•	Uniform grade distribution (cave mining methods are not selective by nature)

•	Intermediate to deep (generally are deep enough to render open pit methods cost prohibitive)

•	Weak to very weak mineralized rock mass (mineralized material must be weak enough to fail under the effect of gravity)

•	Medium to very weak hanging wall and footwall.

The actual mining method will be panel caving, in which the overall cave is developed in a laterally-expanding manner of advancing the cave front within each of the defined panels (Laubscher, 2011). The weak, massive nature of the Hugo North and Hugo North Extension deposits and the location between 700 m and 1,400 m below surface make them well suited, both geotechnically and economically, to large-scale cave mining methods. Caving methods require large, early capital investment but are generally highly productive with relatively low operating costs. The long operating life of the mine is supportive of the initial capital investment and results in a very low total cost on a production basis.

Hugo North/Hugo North Extension Lift 1, which has high copper and gold grades, will be mined as three panels. A panel is a defined contiguous portion of the overall cave footprint that is treated as a more-or-less independent and sequenced mining/production area. The Hugo North Extension area is located at the northern extension of Panel 1.

16.1.2	Proposed Production

The mine lateral development advance was re-started in July 2016, after an approximately three-year shutdown. Tunnelling was initially started in 2008 from the

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early exploration and development drifts near the bottom of Shaft 1 on the Oyu Tolgoi ML. Development and construction activities will continue through the start of initial underground production from the Oyu Tolgoi ML, currently scheduled in May 2020. This date is defined as the point of commissioning the initial 30,000 t/d production ore handling system plus key supporting infrastructure, as well as completing sufficient footprint development and construction to prepare for undercutting and commencement of drawbell firing.

Production will ramp up to an average of 95,000 t/d of ore to the mill during the planned peak production period for the combined Hugo North/Hugo North Extension Lift 1 from 2027 through 2035. Overall production from the combined Hugo North/Hugo North Extension Lift 1 is planned to ramp down from 2035 to completion in 2039. During the production life of the Hugo North Extension portion of Lift 1, the pre-production period is planned to begin in 2021 with the first drawbell in 2026, and production is to be completed in 2034 (based on data within OTLLC (2016b) and OTLLC (2016c)).

The primary life-of-mine material handling system (conveyor to surface) will transport ore to the surface by means of a series of conveyors. The nominal production rate of the underground mine, at full production, is designed to be 95,000 t/d to meet the capacity of the mill. An overview of Lift 1 and associated infrastructure, is shown in Figure 16-1. Figure 16-2 illustrates the planned mine development superimposed with the site layout.

Table 16-1 shows the approximate dimensions of Lift 1. Table 16-2 outlines the Lift 1 development general quantities for the combined Hugo North and Hugo North Extension areas. Table 16-3 provides a breakdown of the projections for the portion of Lift 1 within the Hugo North Extension area.

To support overall mining of Hugo North Lift 1, five shafts, approximately 203 km of lateral development, 6.8 km of vertical raising (raisebore and drop-raise) and 137,000 m3 of mass excavations will be undertaken. The Lift 1 levels are approximately 1,300 m below surface. The orebody has average dimensions of 2,000 m long by 280 m wide. A total of 2,231 draw points (OTLLC, 2016c) are planned to be development within the mining footprint (HN L1 P0-2) accessed from 52 extraction drifts. Of the 2,231 drawpoints planned for Hugo North/Hugo North Extension Lift 1, 238 are located within the Hugo North Extension area.

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Figure 16-1:   Hugo North (including Hugo North Extension) Lift 1 Mine Design

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017; modified by Entrée, 2017.

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Figure 16-2:   Hugo North/Hugo North Extension Lift 1 Mine Design Superimposed with Site Layout and Surface Crack Line

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017; modified by Entrée, 2017. Surface crack line = projected limit of potential subsidence.

Table 16-1:   Hugo North/Hugo North Extension Lift 1 Approximate Cave Dimensions

Cave	Extraction Level		Length (m)	Width (m)	Height (m)
	Above Sea Level (m)	Below Surface (m)
Lift 1	-100	1,270	2,000	280	600

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Table 16-2:   Hugo North/Hugo North Extension Lift 1 Development

Lateral Development		Vertical Development and Mass Excavation
Area	Metres	Area	Unit	Value
Completed development (as-built)	15,747	Shaft development	m	6,144
General access and facilities	7,104	—	—	—
Apex and undercut level	52,530	Raises 2.0‒6.0 m diameter	m	6,807
Extraction level	59,542	Bins 10.8 m diameter	m	93
Haulage level	15,998	Mass excavation for Facilities	m3	60,077
Intake drives	17,018	Handling excavations	m3	76,760
Exhaust drives	16,168	—	—	—
Conveyor (inclines)	18,916	—	—	—
Total lateral development	203,023	—	—	—

Note: Data from 2016 Oyu Tolgoi Feasibility Study.

Table 16-3:   Development within Hugo North Extension Lift 1

Lateral Development		Vertical Development and Mass Excavation
Area	Metres	Area	Unit	Value
Completed development (as-built)	—	Shaft development (Shaft 4)	m	1,149
General access and facilities	—	—	—	—
Apex and undercut level	5,033	Raises 2.0‒6.0 m diameter	m	781
Extraction level	6,366	Bins 10.8 m diameter	m	—
Haulage level	1,365	Mass excavation for facilities	m3	—
Intake drives	1,657	Handling excavations	m3	—
Exhaust drives	1,969	—	—	—
Conveyor (inclines)	—	—	—	—
Total lateral development	16,390	—	—	—

Note: Data from 2016 Lookout Hill Technical Report (Peters and Sylvester, 2016), and the 2016 Oyu Tolgoi Feasibility Study.

For Hugo North Extension Lift 1, approximately 15.4 km of lateral development and approximately 781 m of vertical raising will be required (these figures are included in Table 16-2). Additionally, Shaft 4 is anticipated to be sunk on the Entrée/Oyu Tolgoi JV property, to a depth below surface of 1,149 m (OTLLC, 2016a). To reach the Hugo North Lift 1 exhaust gallery, approximately 1,020 m of lateral development will be required on the Entrée/Oyu Tolgoi JV property. This development is included with the figures shown in Table 16-2 and Table 16-3 (OTLLC, 2016d).

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The majority of the mine infrastructure required to support the successful extraction of the Mineral Reserves within the Entrée/Oyu Tolgoi JV property will be located within the Oyu Tolgoi ML; however, the mining method is consistent across both Hugo North Lift 1 and Hugo North Extension Lift 1.

16.2	Geotechnical

For Hugo North/Hugo North Extension Lift 1, the 2016 Oyu Tolgoi Feasibility Study indicated that three caveability assessments were undertaken using the Laubscher Modified Rock Mass Rating (MRMR) classification system, the Mathews extended stability chart, and Flac 3D numerical modelling. Those analyses show:

•	Hugo North is considered as highly suitable for cave mining methods

•	Risks associated with caveability and propagation are considered to be low.

Factors that are indicated in the 2016 Oyu Tolgoi Feasibility Study to support this are: high stress conditions, a highly fractured rock mass and a large caving footprint. Additionally, the 2016 Oyu Tolgoi Feasibility Study work surface subsidence analysis does not raise any concern for surface infrastructure in place or planned. Figure 16-3 illustrates the projected surface disturbance associated with Lift 1 under the conditions considered in 2016 Oyu Tolgoi Feasibility Study.

Previous studies (as referred to in the 2016 Oyu Tolgoi Feasibility Study) indicate that fine fragmentation is expected with all geotechnical domains, thus secondary breakage requirements are not expected to pose a risk to the production schedule ramp-up or full production rates.

The abutment stresses, associated with the block cave, are predicted to be high and the 2016 Oyu Tolgoi Feasibility Study has placed focus on optimizing the mine design and ground support systems to manage excavation stability (OTLLC, 2016a).

16.2.1	Subsidence

The predicted fracture limits, determined as the point of having a notable impact on key infrastructure such as hoisting shafts at the end of the Hugo North/Hugo North Extension Lift 1 mining life, are shown by the red outline in Figure 16-3.

In Figure 16-3, the red outline is the anticipate surface expression of the crack line relative to the underground mine workings. Figure 16-2 illustrated the surface expression of the crack line (in bold black) and underground workings relative to the surface features and infrastructure. It is planned that a perimeter fence will be erected 100 m outside of the predicted crack line to limit unintentional access to the area.

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Figure 16-3:   Cave Subsidence Prediction

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017; modified by Entrée, 2017. Red line indicates projected extent of subsidence.

Results of studies (OTLLC, 2016a) indicate that the subsidence angles are predicted to be nearly vertical at the northern and southern limits of the footprint. On the eastern and western sides, however, the subsidence angle is predicted to be on the order of 55°. As shown in the 2016 Oyu Tolgoi Feasibility Study, the mine shafts and permanent infrastructure are all planned to be located outside of, or under, the predicted facture limits and “subsidence cone”.

Located at the south end of the subsidence zone, Shaft 1 is closest to the fracture limits. While Shaft 1 is initially in use as a hoisting shaft for personnel, materials and rock hoisting, the potential risks to the function of this shaft are mitigated by the plan to

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shift to Shaft 2 as the permanent hoisting shaft following its completion, scheduled by early 2019. At that time, Shaft 1 is anticipated to be converted to a primary intake ventilation shaft. Using Shaft 1 for ventilation only provides contingency against an unexpectedly larger cave subsidence damage area because a bald concrete-lined shaft can withstand higher ground movement than a hoisting shaft that is reliant on close tolerances between fixed shaft fittings and the high-speed skips and cages.

16.2.2	Rock Mechanics

Critical site characterization data associated with the planned cave initiation and the first four years of production ramp-up have been obtained by drilling in that area. This drilling confirms the expectation that the Hugo North orebody is highly faulted and sheared (OTLLC, 2016a). As documented in that study, the in-situ stress measurements estimated at the mine extraction levels are high. The indicated principal stresses are:

•	σ1 = 58 MPa (sub-horizontal with a dip direction of 055°)

•	σ2 = 33 MPa (sub-horizontal with a dip direction of 145°)

•	σ3 = 27 MPa (sub vertical).

The study analysis of this geotechnical domain data confirmed that a lithology basis for domain assignment remains valid and that the Laubscher rock mass rating (RMR) values for the different lithologies vary between 43 and 53. Table 16-4 summarizes the in-situ stress regime as reported in the study.

Within the orebody units, the rock mass strengths were divided by a range of mining stress levels that were predicted from cave-scale modelling. These included (OTLLC, 2016a): isolated drift under in-situ stresses (60 MPa), average abutment stresses (80 MPa) and high abutment stresses (100 MPa). The study results indicated that closure strains of up to 5.0% are possible from the high abutment stress loading on the extraction and undercut levels.

16.2.3	Caveability and Fragmentation

Existing studies indicate that the Hugo North/Hugo North Extension orebody is a highly jointed rock mass that is classed as fair to poor. For the median ground conditions, the rock mass with an MRMR between 40–45 is considered to be highly caveable at a hydraulic radius (HR) >20–23, this results in an approximate dimension of 80 x 80 m to 100 x 100 m to ensure self-sustained caving (OTLLC, 2016a). Additionally, the major faulting is expected to influence cave initiation and promote cave propagation. Overall, the study determines that stress-caving is likely to dominate the overall cave propagation.

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Table 16-4:   In Situ Stress Regime

	Depth Range (m)	σ1 (MPa)	σ2 (MPa)	σ3 (MPa)
Linear	0-1,330	0.049z	0.028z	0.022z
Domain 1	0-600	0.047z	0.031z	0.024z
Domain 2	600-800	0.071z – 13.95	0.012z + 11.08	0.027z – 1.59
Domain 3	>800	0.031z + 17.50	0.026z – 0.33	0.015z + 7.66

Note: z = depth below surface.

16.2.4	Ground Control and Support Regimes

Multiple ground support regimes are proposed as a function of the anticipated ground conditions and induced stress regimes that may be encountered during the development and operation of the Hugo North/Hugo North Extension Lift 1 cave.

Two main support categories are specified for heading profiles, relating to ‘Good’ ground and ‘Poor’ ground as defined by the local rock mass rating. For off-footprint development, 90% of the ground is classified as Good and 10% as Poor. For on-footprint development, 80% of the ground is classified as Good and 20% as Poor. By comparison, the Hugo North Extension portion of Lift 1 is anticipated to have a higher proportion of ‘Good’ ground conditions relative to Hugo North Lift 1 as a whole. The costing of the underground has used a 60% Good ground and 40% Poor ground assumption as a more conservative estimate of ground control costs.

Additional ground support is included in the designs of major excavations (crusher chambers, bins, etc.) to minimize deformations, as predicted by modeling, and avoid the necessity of later rehabilitation; work that is an extremely difficult undertaking due to other construction and/or production activities.

The ground support recommendations proposed are based on the anticipated average ground conditions and stress regime; hence, these are minimum support requirements and additional ground support may be required where the conditions demand.

16.2.5	Cave Monitoring

The proposed cave monitoring system includes a micro-seismic system, time domain reflectometers (TDR), extensometers, and open drill holes. Cave flow monitoring systems will comprise markers and trackers, installed primarily down surface drill holes. These systems are safeguards against potential hazards and increase the understanding of cave flow for adjusting draw strategy to optimise recovery.

Three caveability assessments were undertaken using the Laubscher Modified Rock Mass Rating (MRMR) rock mass classification system, the Mathews extended stability

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chart, and Flac 3D numerical modelling. OTLLC (2016a) concluded that the risks associated with caveability and propagation are low; high stress conditions, a highly-fractured rock mass, and a large caving footprint are key factors that will require management attention, and that surface subsidence analysis does not raise any concern for surface infrastructure in that surface subsidence analysis does not raise any concern for surface infrastructure in place or planned.

The fragmentation analysis indicated fine fragmentation within geotechnical domains such that secondary breaking requirements are not expected to pose a risk to production schedule ramp-up or full production rates.

16.3	Mining Layout

The 2016 Oyu Tolgoi Feasibility Study indicates that the overall footprint of the Hugo North/Hugo North Extension Lift 1 is divided into three panels (Panels 0, 1 and 2). This approach is to manage the risk of drift and pillar damage associated with high abutment stresses and the high fractured rock mass (orebody). The Hugo North Extension area is located at the northern end of Panel 1. The current mining plan for Panel 1 initiates the cave at the southern end and progresses the cave front towards the northeast along the panel axis. The footprint layout is shown in Figure 16-4. Additionally, Figure 16-5 shows the boundary between Panel 0 and Panel 1.

The overall approach to the Hugo North Lift 1 design was influence by the following geotechnical characteristics (OTLLC, 2016a):

•	Principal stresses

•	Structure

•	Undercut stability.

The study shows that undercut pillars adjacent to the advancing cave front are expected to be subjected to vertical stresses with a magnitude of 45 MPa. The σ1 principal stress enters the undercut face in a horizontal direction from the bearing 055° (normal to the cave front) and angles down through the undercut pillars at stresses up to 110 MPa. The stresses reduce back to in-situ level two to three pillars (approximately 30–45 m) behind the undercut face. The associated high pillar stresses, as modeled, are predicted to result in high closure strains (up to 5.0%) immediately at the undercut front and lower strains (2.0–5.0%) behind the undercut face.

Figure 16-6 illustrates the various levels, in plan view, associated with the overall Hugo North Lift 1, including the Hugo North Extension. These levels include those that have a direct function associated with the mining activities and those that are of an indirect service and material handling function on which the extraction of the Mineral Reserve is dependent. Figure 16-7 is a general cross-section through the footprint.

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Figure 16-4:   Hugo North/Hugo North Extension Lift 1 Footprint Layout, showing Basic Structural Geology and Panel Configuration

4769000N
4768000N
4767000N
650000E
651000E
652000E
653000E
North boundary Fault
Panel 1
Panel 0
Panel 2
West Bat Fault
Contact Fault
East Bat Fault
Lower Fault
Rhyolite Fault
Shivee Tolgoi ML 15226A JV Property
Oyu Tolgoi ML OTLLC
UTM Zone 48N (WGS 84)
February 2016

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017; modified by Entrée, 2017.

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Figure 16-5:   Schematic Illustration of Panel 0 and Panel 1 Boundary

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

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Figure 16-6:   Summary of Mine Design Elements – Hugo North Lift 1

A: Complete Development (As built)
Shaft 1
E: Haulage Level
Shaft 1
B: General Access and Facilities
Shaft 1
F: Intake Drives
Shaft 1
C: Apex and Undercut Level
Shaft 1
G: Exhaust Drives
Shaft 1
D: Extraction Level
Shaft 1
H: Conveyor System
Shaft 1

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017; modified by Entrée, 2017.

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Figure 16-7:   Schematic Cross-Section through Production Levels

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

A summarized description of the various levels is given in the following sub-sections. This layout is expected to be consistent for the entire Hugo North Lift 1 mining footprint including the Hugo North Extension Lift 1 area.

16.3.1	Undercut and Apex Level

The apex and undercut levels provide access drifts for production drills, blasting and mucking for the purpose of undercutting the ore deposit on the associated lift. Production blasting holes are drilled from the undercut level drifts upwards in a fan pattern, blasting then promotes the initiation of gravity induced caving as the blasted/broken ore is removed. The apex drifts allow for inspection of the undercut drill hole deviation prior to each blast.

Figure 16-8 and Figure 16-9 provide illustrations of the undercut blasting area and the associated cave front. In Figure 16-9, a 10 m lead-lag is shown between the adjacent undercut drifts, the purpose for this is to manage stress build-up near the undercut faces. This lead-lag results in an undercut face oriented at 70° relative to the undercut and extraction drifts. To prevent excessive stress buildup and to manage time-dependent ground deterioration on the undercut, the caving plan study (OTLLC, 2016) determined a minimum undercut retreat rate, along the undercut drift, of 7.0 m/month.

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Figure 16-8: Schematic Cave Section Along Extraction Drift

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

Figure 16-9:   Schematic of Undercut and Cave Front

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

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The undercut drifts are planned to be spaced on 28 m intervals, situated 17 m above and half-way between the extraction drifts. At 4.0 x 4.2 m high, these drifts are predicted to be supportable and adequate for the intended function and required duration. The planned “wide-w” undercut makes use of apex inspection drifts, located 17 m above the undercut level on 28 m centres. The apex drifts are situated 34 m above the extraction drifts at the top of the major apex pillars. The drifts provide inspection and management of the undercutting activities (OTLLC, 2016a).

Based on the 2016 Oyu Tolgoi Feasibility Study, an advance undercut sequence technique permits the extraction level drift to be developed ahead of the undercut face. A “safety-zone” parallel to the length of the undercut face will be established on the extraction level underneath the advancing undercut face. The safety-zone will be 34 m wide, starting 17 m (45°) in front of the undercut and ends 17 m (45°) behind the undercut face. Full drawbell excavation (see Figure 16-8) will begin at least 60° behind the undercut face (undercut cave front).

16.3.2	Extraction Level and Drawbells

The extraction level design (OTLLC, 2016a) is intended for the efficient development of drawbells and load-haul-dump (LHD) operation to draw ore from the associated drawpoints.

The extraction drifts are planned to have a cross-section of 4.5 x 4.5 m high, spaced 28 m apart, on centre. The drawpoint drifts are planned to have a cross-section of 4.5 x 4.2 m high. Both are considered to be supportable and adequate in the 2016 Oyu Tolgoi Feasibility Study. In the study, these are designed to an El Teniente-style (straight-through) drawbell layout on a 15 m spacing.

The drawpoints are oriented at a 60° angle from the extraction drift to optimize the pillar size between the drawbells and to accommodate LHD access. The extraction drifts are planned to drain from the centre towards the fringe (perimeter) drifts to manage the flow of water away from the internal exhaust raised and ore passes.

Within the Hugo North/Hugo North Extension Lift 1 cave, the overall drawbell spacing layout is 28 x 15 m, based on the geotechnical and cave flow models (OTLLC, 2016a). This layout also considered the significant factors of pillar stability and overall ore recovery. The drawbell layout parameters for the study are shown in Figure 16-10. Within the drawbells, the drawcone centroid spacing of 10 m is used to promote interactive draw from the cave.

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Figure 16-10:   Extraction Level Layout Parameters and Schematic Layout

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

16.3.3	Haulage Level

The purpose of the haulage level is to collect development and production ore material from the extraction and undercut levels, and transport it, using road trains, to crushers for size reduction. Based on the plans in the 2016 Oyu Tolgoi Feasibility Study, the haulage level is located 44 m below the extraction level. It is designed to support one-way traffic, around a loop, from the crusher to the truck loading chutes and return to the crusher. In general, it is located under the centre of the footprint serving ore passes from successive pairs of extraction drifts.

Typically, the haulage drifts are driven at 5.4 x 6.1 m to provide a fully-arched back profile.

16.3.4	Intake Ventilation Level

The ventilation system is designed to provide fresh air to the mining footprint levels, main travel ways, mine working areas and to underground fixed facilities. Fresh air to the footprint levels is planned to be supplied through two sets of twin intake tunnels to the extraction fringe (perimeter) drifts. Based on the 2016 Oyu Tolgoi Feasibility Study, these will each have a cross-section of 5.0 x 5.5 m, aligned to the length of the

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footprint. A series of 3.0 m raises will connect the intake drifts to the fringe (perimeter) drifts on the extraction level allowing fresh air to enter to extraction level from the east and west side of the mining footprint.

16.3.5	Exhaust Ventilation Level

The exhaust ventilation level allows passage of vitiated air out of the mine. Fresh air entering the extraction drifts, from the perimeter/fringes removes dust and diesel engine exhaust from the LHD working in the extraction drift and exhausts down a 2.0 m diameter central ventilation raise adjacent to the ore pass in each extraction drift. Two parallel exhaust drifts in the exhaust level will run the length of the deposit along the centre of deposit axis. The exhaust gallery drifts are planned to be 5.8 x 6.5 m in the 2016 Oyu Tolgoi Feasibility Study.

Each of the truck-loading chambers on the haulage level will connect to the exhaust level through an exhaust raise, which will collect dust and diesel engine exhaust from the truck-loading chutes and haulage drifts.

The exhaust galleries will connect to the mine main exhaust drifts to carry all of the vitiated air from the mine to the exhaust shafts.

16.4	Service Functions and Mine Support

The following sub-section descriptions address the mine service functions that are necessary for the overall operation of the underground, but will not be necessarily located within the Entrée/Oyu Tolgoi JV property area.

16.4.1	Crushing and Conveying Levels

Road trains will haul from the loading chutes to the primary crushers on the west side of the mining footprint. The crushed material will then be transferred by a series of conveyors directly to the surface or to the Shaft 2 hoisting system. Dedicated shop facilities for the road trains will be constructed west of Crusher 1 in a location to provide optimal access and to minimize truck downtime (OTLLC, 2016a).

Shaft 2 is intended to serve as the initial material handling route to surface until the conveyor-to-surface is commissioned. The Shaft 2 muck hoisting system is planned to consist of two, balance, 60 t skips with a system capacity of 30,000 dry t/d.

When completed, the conveyor-to-surface will consist of one transfer conveyor to carry crushed material from Transfer 5 to a series of three 2,200 m conveyors up to the surface capable of carrying 6,500 t/h to support the planned daily throughput of 95,000 t/d (OTLLC, 2016a). This is intended to be the primary material handling system for the LOM. At that time, the Shaft 2 system will serve as a backup materials handling system.

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16.4.2	Passes and Ventilation Raises

Overall vertical development will include shaft development, ore/waste passes and ventilation raises. With the exception of the shafts, vertical development is planned to use several methods, including raise bore, boxhole and drop-raise.

Two types of ore/waste passes will be constructed to handle the production and development muck from the extraction and undercut levels (OTLLC, 2016a). These are the:

•	Central passes

•	Perimeter passes.

The overall ore passes from the extraction level to the haulage level are planned to consist of a bin raisebored from the exhaust level. The bin is planned at 3.5 m diameter by 14.5 m long at a dip angle of 70° to the truck loading chute chamber (OTLLC, 2016a). Each bin will handle material from the two adjacent extraction drifts.

The passes between the extraction drift and the bin will be raisebored to 2.8 m diameter, and be approximately 18 m long at a dip angle of 65° from the exhaust level to the extraction level. Once completed, these passes will be lined with 20–50 mm rolled steel plate capable of handling rock flow associated wear up to 24 Mt; thickness will be dependent on the planned throughput (OTLLC, 2016a).

Most of the ventilation raises will be raisebored at 3.0 m diameter and will range from 20–100 m long. An exception is the central exhaust raises, which will be relatively short (16 m) and will be excavated at 2.0 m diameter. All ventilation raises are anticipated to require support with remotely applied fibre-reinforced shotcrete (OTLLC, 2016a).

In addition to the mechanical raising systems, it is anticipated that relatively small, short raises can also be developed using drop-raise techniques (OTLLC mining staff, pers comm, 2017).

16.4.3	Underground Material Handling System

Within the mine footprint area, LHD muckers will deliver run-of-mine ore from extraction drawpoints to the grizzly on the associate extraction drift. The run-of-mine ore will be tipped into the respective ore pass connecting, through a bin, to the chute type truck loader on the haulage level. Each of the in-line truck-loading stations will be equipped with a hydraulically operated loading chute to load the road train trailers. The truck loading stations will be located at the perimeter and central passes to load the 160 t capacity (2 × 80 t trailers) side dump Powertrans road trains. The road trains will then deliver to one of two crusher tips (OTLLC, 2016a).

The two crushers are each designed at a capacity of 4.0 kt/h to satisfy the 95.0 kt/d production target. Crushed material will discharge into a 640 t surge bin. Both of the

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crusher stations will be equipped with a hydraulic rock breaker to clear oversized material and an overhead bridge crane for service. The crusher stations will be operated remotely from a central control facility on the surface (OTLLC, 2016a).

Primary material flow directed to the conveyor-to-surface system will feed a short transfer conveyor and then onto a series of three incline conveyors to the surface (refer to Section 16.4.1).

Material directed to Shaft 2, via the short horizontal conveyor, feed into one of two 5.0 kt storage bins for ultimate loading into skips to be hoisted to the surface.

The total conveying and hoisting capacity from the underground is planned to be approximately 140,000 t/d.

16.4.4	Mine Access

The mine access development includes the conveyor and service declines and the shafts that provide for both ventilation and hoisting.

Currently, Shaft 1 provides the pre-production and service access. It is sunk to a depth of 1,383 m, and finished at 6.7 m diameter. It is concrete-lined, and equipped with fixed-guides for skip and cage hoisting. The associated steel headframe supports two winders. One operates a double-deck, 6 t capacity cage with a personnel capacity of 32 persons per deck. The other operates two, balanced, 9.5 t skips with the capacity to hoist 3,500 t/d of muck. Mine intake air heaters connect to a sub-collar plenum to provide tempering of intake air when necessary. Underground fans connected to ducts in the shaft provide exhaust ventilation for the pre-production period (prior to commissioning of Shaft 2 to establish a general flow-through ventilation system).

Shaft 2, currently under construction, will be a dual-purpose service and production shaft and the primary intake ventilation shaft. It is planned to be sunk to a depth of 1,284 m, be concrete-lined and finished at 10.0 m diameter. A fixed-guide system is planned to support the hoisting systems. A service cage with a capacity of 39 t, which will accommodate up to 150 persons on a single deck, is planned in addition to the muck hoisting system (see Section 16.4.1).

The primary access for Shaft 2 will be along two access drifts that connect the Shaft 2 access level station to the main fixed facilities (main workshops and offices) and the extraction level. The two access drifts will permit a one-way traffic pattern in this area (OTLLC, 2016a).

Ultimately, five shafts will be required to provide access and ventilation support for the Hugo North Lift 1 (including Hugo North Extension). These shafts are listed in
Table 16-5.

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Table 16-5:   Shaft Station Depths

Shaft	Diameter (m)	Depth (m)	Function
Shaft 1	6.7	1,385	Early development and intake
Shaft 2	10.0	1,284	Skipping, primary cage access, intake
Shaft 3	10.0	1,148	Intake
Shaft 4	11.0	1,149	Exhaust
Shaft 5	6.7	1,178	Exhaust

Note: Data from 2016 Oyu Tolgoi Feasibility Study.

16.4.5	Surface Facilities

The underground mine requires a number of surface facilities to support the underground operations. At Hugo North/Hugo North Extension Lift 1 these include:

•	Shaft 1 area

•	Production Shaft “farm”

•	Shaft 4 area

•	Conveyor-to-surface portal area.

Of these, only the Shaft 4 area is planned to be located on the Shivee Tolgoi ML. Although, not directly associated with the underground mine, the Oyu Tolgoi Project site plan indicates a concrete batch plant situated to the east of the Hugo North Extension and immediately north of the Oyu Tolgoi/Shivee Tolgoi ML boundary (refer to Figure 18-1 in Section 18).

The current facilities at the collar of Shaft 1 were constructed as/when required, and have subsequently been expanded to suit on-going requirements. These facilities include offices, a dryhouse, warehouse, lamp room, shop, generators, boiler plant and miscellaneous ancillary facilities. Most of these will remain in service until the completion of mine construction.

The production shaft farm will include the collars of Shafts 2, 3 and 5. Additionally, the area will contain a 220 kV substation, shaft take-away conveyors and overland conveyor to the concentrator coarse stockpile. The permanent mine office and dryhouse will be located near the collar of Shaft 2 (OTLLC, 2016a).

The Shaft 4 surface collar area will be equipped with main exhaust fans and an electrical substation.

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At the portal, the underground conveyor-to-surface system will connect to a surface take-away conveyor and, then, onto the overland conveyor.

16.4.6	Mine Ventilation

At full production, fresh air will enter the mine through three multi-purpose shafts (numbers 1, 2 and 3) and exit through two dedicated exhaust shafts (numbers 4 and 5) as well as the conveyor-to-surface portal. The ventilation system is primarily an exhausting (pull) design with the main fans on the surface at the exhaust shafts. The system components are outlined in Figure 16-11, as sourced from OTLLC (2016a).

Mine air heaters will be installed on all three intake shafts. The heaters will need to operate any time there is a possibility of the intake air temperature being cold enough to induce freezing. The design temperature for the heated/tempered air entering the shaft collar is +2°C. The air heating system will use hot water from a central heating plant delivered to glycol heat exchangers to transfer heat from each mine air heater glycol loop, which in turn heats intake air from ambient to design minimum intake temperature, within the design specification (OTLLC, 2016a).

16.5	Equipment Fleet

The underground mobile equipment fleet is classified into seven broad categories:

•	Mucking (LHDs)

•	Haulage (road trains and articulated haul trucks)

•	Drilling (jumbos, production drills and bolting equipment)

•	Raise bore and boxhole

•	Utilities and underground support (flatbeds, boom trucks, fuel and lube trucks, explosive carriers, shotcrete transmixers and sprayers, etc.)

•	Surface support

•	Light vehicles (personnel transports, jeeps, tractors, etc.).

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Figure 16-11:   Hugo North and Hugo North Extension Lift 1 Shafts and Ventilation Raises

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

Major fixed equipment will include:

•	Material handling (crushing and conveying)

•	Fans and ventilation equipment

•	Pumping and water handling equipment

•	Power distribution equipment

•	Data and communications equipment

•	Maintenance equipment (fixed shop furnishing).

16.6	Development and Production

16.6.1	Development

Development and construction of the block cave infrastructure begins several years ahead of general production. The development mining of the apex, undercut, extraction, haulage, ventilation drifts and other in-footprint infrastructure produces ore for delivery to the mill. Additionally, development ore removed as swell from the undercut is delivered to the mill ahead of completing the associated drawbells.

It is also necessary to ramp the individual lifts and panels of the mine from the development and initial production phases through to the full production.

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For Hugo North Extension Lift 1, development into the extension begins in 2021, approximately five years before the first drawbell is taken in 2026. There is a further ramp-up of about five years between the first drawbell and the peak production period.

All material mined during development activities is contained in the Mineral Reserves estimated for Hugo North Extension Lift 1, and is included in the production profiles in the following sub-sections.

16.6.2	Production

Ore production from the Hugo North/Hugo North Extension Lift 1 is planned to fill the capacity of the mill, hence during the underground mining phase ore production from the surface mine will be limited. The underground production split of ore between Hugo North Lift 1 (OTLLC) and Hugo North Extension Lift 1 (Entrée/Oyu Tolgoi JV property) is shown in Figure 16-12 and for the Hugo North Extension Lift 1 (Entrée/Oyu Tolgoi JV property) alone in Figure 16-13.

16.6.3	Processing Schedule

The overall processing schedule was balanced to meet the available mill hours. The processing schedule, by source, is shown in Figure 16-14. Figure 16-15 shows the schedule for Hugo North Extension Lift 1 alone. Recovered copper, gold and silver from production is shown in Figure 16-16, Figure 16-17, and Figure 16-18 respectively. The forecast production schedule for Hugo North Extension is included in Table 16-6. In these figures, year 6 corresponds to 2021.

Table 16-6 was independently recreated using data in the spreadsheet “Mine Plan OTFS16 Reserve Case Entrée Extract V2”.xlsx. The results are substantially similar to those presented in the 2016 Lookout Hill Technical Report ((Peters et al., 2016), particularly in terms of the total metal production, which shows 99–100% confirmation. The significant deviations from the 2016 Lookout Hill Technical Report (Peters and Sylvester, 2016) occur in relation to the arsenic and fluorine levels in the concentrate, which appears to be related to changes within the production schedule. The variations in the elemental ratios affect the concentration of these elements in the concentrate associated with the Hugo North Extension Lift 1.

16.7	Comment on Section 16

In December 2017, OTLLC advised Entrée that the site for Shaft 4 may be relocated to the Oyu Tolgoi ML.

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Figure 16-12:   Hugo North/Hugo North Extension Lift 1 Total Underground Material Movement

Note: Figure from the 2016 Lookout Hill Technical Report (Peters and Sylvester, 2016). HN OTLLC1 refers to Hugo North within the Oyu Tolgoi ML. EJV1 refers to Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property. Year 1 = calendar year 2016.

Figure 16-13:   Hugo North Extension Lift 1 – Underground Material Movement and Average Grade

Note: Figure prepared by Amec Foster Wheeler, 2017. Hugo North EJV refers to Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property. Year 2 = calendar year 2017.

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Figure 16-14:   Overall Oyu Tolgoi Reserve Case Processing Schedule

Note: Figure from 2016 Lookout Hill Technical Report (Peters and Sylvester, 2016). Hugo North OT LLC refers to Hugo North Lift 1 within the Oyu Tolgoi ML. Hugo North EJV refers to Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property. Year 1 = calendar year 2016.

Figure 16-15: Hugo North Extension Lift 1 Proposed Mining and Processing Schedule

Note: Figure prepared by Amec Foster Wheeler, 2017. Hugo North EJV refers to Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property. Year 2 = calendar year 2017.

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Figure 16-16:   Hugo North Extension Lift 1 Proposed Copper Production Schedule

Note: Figure prepared by Amec Foster Wheeler, 2017. Hugo North EJV refers to Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property. Year 2 = calendar year 2017.

Figure 16-17:   Hugo North Extension Lift 1 Proposed Gold Production Schedule

Note: Figure prepared by Amec Foster Wheeler, 2017. Hugo North EJV refers to Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property. Year 2 = calendar year 2017.

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Figure 16-18:   Hugo North Extension Lift 1 Proposed Silver Production Schedule

Note: Figure prepared by Amec Foster Wheeler, 2017. Hugo North EJV refers to Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property. Year 2 = calendar year 2017.

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Table 16-6:   Production Schedule

	Units	Totals	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19
Production	(Mt)	34.80	0.11	0.14	0.37	0.11	0.11	0.25	0.73	1.97	4.63	7.07	8.27	8.06	2.90	0.07
Average NSR	($/t)	100.57	9.71	12.03	72.39	105.29	99.01	59.61	117.79	150.23	138.47	132.79	102.86	61.45	42.00	24.94
Cu	(%)	1.59	0.22	0.27	1.18	1.67	1.54	0.93	1.77	2.26	2.08	2.04	1.67	1.06	0.74	0.47
Au	(g/t)	0.55	0.01	0.01	0.34	0.56	0.59	0.38	0.76	0.95	0.91	0.80	0.51	0.24	0.16	0.07
Ag	(g/t)	3.72	0.60	0.81	2.87	4.33	3.90	2.68	4.30	5.76	5.28	4.79	3.67	2.29	1.64	0.99
Concentrate	(kt)	1,607	1.0	1.6	12.7	5.1	5.0	8.0	32.6	104.1	245.7	385.3	407.7	310.5	86.6	1.4
Concentrate Cu	(%)	30.55	16.90	17.43	30.88	32.09	31.33	25.62	36.52	39.62	36.12	34.53	30.89	24.60	21.53	18.99
Concentrate Au	(g/t)	9.34	0.60	0.68	8.10	9.84	10.84	9.50	14.23	15.04	14.38	12.29	8.53	5.03	4.24	2.75
Concentrate Ag	(g/t)	66.92	45	51	71	78	75	70	83	95	86	76	64	50	45	38
Concentrate As	(ppm)	430	6,174	5,759	457	450	589	1,050	412	432	421	358	305	420	458	983
Concentrate F	(ppm)	607	382	466	449	682	618	551	475	481	576	616	659	634	563	553
Produced Cu	(Mlb)	1,115	0	1	9	4	3	4	26	91	196	293	278	168	41	1
Produced Au	(koz)	514	0	0	3	2	2	2	15	50	114	152	112	50	12	0
Produced Ag	(koz)	3,576	1	3	29	13	12	18	87	318	682	944	840	502	126	2

Note: data based on BDT31, OTLLC 2016a, OTLLC 2016b, OTLLC 2016c, OTLLC 2016e, OTLLC 2016g, and OTLLC 2016h. Year 6 = 2021.

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17.0	RECOVERY METHODS

17.1	Introduction

Entrée’s share of products will, unless Entrée otherwise agrees, be processed at the OTLLC facilities by paying milling and smelting charges. The OTLLC facilities are not intended to be profit centres and therefore, minerals from the Entrée/Oyu Tolgoi JV property will be processed at cost. OTLLC will also make the OTLLC facilities available to Entrée at the same terms if spare processing capacity exists to process other suitable mill feed.

Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV property, is being developed in phases:

•	Phase 1: all work required to bring OTLLC’s Oyut open pit into full commercial production through commissioning and ramp-up of Lines 1 and 2, by the addition of essential services and infrastructure. The Phase 1 concentrator was commissioned in early 2013. The nameplate processing capacity of 96 kt/d was achieved in August 2013. Operating data acquired since that time have been used in Phase 2 design, which addresses the delivery of Hugo North/Hugo North Extension underground plant feed via Lift 1 in conjunction with open pit mining

•	Phase 2: all additional work required to process Hugo North (including Hugo North Extension) Lift 1 production plus open pit plant feed to match Phase 1 semi-autogenous grind (SAG) mill capacity, including:

-	The addition of a fifth ball mill to achieve a finer primary grind P80 of 150–160 µm for a blend of Hugo North/Hugo North Extension and Oyut open pit feeds, compared to 180 µm for the Southwest zone (Oyut).
-	Additional roughing and column flotation capacity to process the higher level of concentrate production when processing the higher-grade Hugo North/Hugo North Extension plant feed.
-	Additional concentrate dewatering and bagging capacity.

The intent of Phase 2 is to treat all of the high-value Hugo North/Hugo North Extension ore delivered by the mine, supplemented by OTLLC’s open pit ore to fill the mill to its capacity limit. The open pit feeds have different optimal processing conditions than does the Hugo North/Hugo North Extension ore, and the concentrator operation will target capturing maximum value from the higher NSR of the underground ore. These conditions approximate those for Southwest zone (Oyut) ore but will not be optimal for Central zone (Oyut) ore. The high-grade of the Hugo North/Hugo North Extension ore will generate high tonnages of concentrates, which will beneficially dilute impurities, particularly arsenic from the Central zone (Oyut) ore.

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The existing concentrator substation to the south will be expanded to supply the additional electrical loads. The Phase 1 bagging plant will be expanded by the addition of four more bagging modules. This expansion was anticipated in the Phase 1 design, and room was provided for the new equipment.

17.2	Process Flow Sheet

The proposed flowsheet for Phase 1 is included as Figure 17-1. Figure 17-2 shows the concentrator overall block diagram on completion of Phase 2.

17.3	Plant Design

Phase 1, currently in production, uses two grinding lines (Lines 1 and 2), each consisting of a SAG mill, two parallel ball mills, and associated downstream equipment to treat up to 100 kt/d of ore from the Oyut open pit. During Phase 2, softer ore from the Central zone of the Oyut open pit will be processed and combined with Hugo North/Hugo North Extension underground ore.

The Phase 2 concentrator development program will optimize the concentrator circuit to enable it to maximise recovery from the higher-grade Hugo North/Hugo North Extension ore and to allow it to handle higher tonnage throughput. Components of Lines 1 and 2 that require upgrading to accommodate the gradual introduction of ore from underground include the ball mill, rougher flotation circuit, flotation columns, concentrate filtration, thickening, and bagging areas, and bagged storage facilities.

The plant description includes the modifications to be made to process Lines 1 and 2 to accept higher milling rates and head grades during the first three years after initial ore delivery from Hugo North/Hugo North Extension Lift 1.

The primary crushing and overland conveying systems that deliver crushed ore to the coarse ore stockpile will not need to be modified for Phase 2. The underground operations will provide for the delivery of ore to the existing coarse ore storage gantry via an additional parallel conveyor, which was allowed for in the Phase 1 design.

The process plant employs a conventional semi-autogenous grind (SAG) mill/ball mill/grinding circuit (SABC) followed by flotation.

In each of Lines 1 and 2, coarse ore is slurried and ground to approximately 2.0 mm in 38 ft SAG mills. Screening of the discharge separates out +15 mm particles, which are transferred to pebble crushing for size reduction and then returned to the SAG mills. About 10–15% of the feed circulates from the SAG mills to the pebble crushers, depending on ore type and grate condition. SAG mill screen undersize is ground further in ball mills operating in closed circuit with cyclones.

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Figure 17-1:   Basic Oyu Tolgoi Concentrator Flowsheet – Phase 1

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

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Figure 17-2:   Oyu Tolgoi Project Concentrator Overall Block Diagram on Completion of Phase 2

From Open Pits
From Underground Mine
Coarse Ore Stockpile Phase 1
Pebble Crushers 3 MP1000
SAG Mill (2 @ 38' by 20')
Ball Mill (1 @ 24' by 36')
Ball Mill (4 @ 24' by 36')
Rougher Flotation 1 Bank 6x160m3
Rougher Flotation 4 Bank 8x160m3
Regrind Mill (6 VTM 1500)
Cleaners 3 Bank of 4x160m3
Cleaner Scavengers 3 Bank of 4x160m3
Tails Thickeners 2 x 80m D
Columns (4 @ 5.5m D x 16m)
Columns (6 @ 5.5m D x 16m)
Con Thickeners (2 x 23m D)
Con Thickeners (1 x 23m D)
Con Stock Tank (2 @ 18m D x 18m)
Con Filter (2 x 144m2)
Con Filter (2 x 144m2)
Con Storage 25,000 t
Con Bagging
4 Modules
4 Modules
KEY
Lines 1& 2 (Phase 1)
Con Conversion OTFS14 Upgrades

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

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The cyclone underflow returns to the ball mills, while the overflow, with an 80% passing size of 140–180 μm is distributed by gravity to the rougher flotation cells. The rougher concentrate is then reground in vertical tower mills to 35 μm before delivery to the first stage cleaners. The concentrate from the first stage cleaners is pumped to the column cells, which produce the final grade concentrate.

Tailings from the cleaner and rougher flotation cells are combined, thickened, and pumped to the TSF, where they settle to their terminal density, allowing the recycle of process water to the concentrator. The cleaner concentrate is thickened, filtered, bagged, and shipped to market. Currently, all tailings are pumped to TSF Cell 1. The tailings pumping system will be upgraded to feed Cells 1 and 2 when Cell 2 is required to be commissioned.

17.4	Energy, Water, and Process Materials Requirements

17.4.1	Reagents and Media

Phase 2 will share facilities with the Phase 1 Lines 1–2 reagent supply systems. The modifications to the reagent system are described below. In general, the aim is to have 45 days of reagent inventory on hand at or near the plant site.

•	Lime: No additional lime storage capacity, beyond the four 1,000 t silos installed in Phase 1 is required. An additional metering station will be required at the new rougher bank and the column cells

•	Primary collector: The primary collector will be Aerophine 3418A (sodium di-isobutyl dithiophosphinate). Consumption will peak at nearly 1,700 kg per day during Phase 2, approximately 65% more than the Phase 1 usage. The Phase 1 system has ample dilution capacity to supply the conversion. An additional metering station will be required at the new rougher bank

•	Secondary collector: The proposed on-site inventory for Phase 1 is 40 t, which has not been increased for the conversion to Phase 2. An additional metering station will be required at the new rougher bank. No secondary collectors are currently added in Phase 1

•	Frother: Frother distribution in Phase 1 provides for the use of two frothers, methyl isobutyl carbinol (MIBC) added neat, and a secondary frother (polyglycol ether or similar) added as a low concentration solution in water. Primary frother consumption in Phase 2 will be roughly equal to Phase 1 design at 15 g/t, peaking at nearly 1,800 kg per day due to a reduction in estimated consumption, as corroborated by May to December 2013 consumption reports. No additional frother tankage will be required. Delivery will be in 18 m3 isotainers off-loaded by forklift and placed on a racking system, from which the contents will be pumped to the

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plant storage. Additional metering stations for each type will be required at the new rougher bank

•	Tailings flocculant: The major flocculant will be a non-ionic type such as Magnafloc 338. Tailings flocculant use will increase to 2,400 kg per day, proportionate to tonnage. No new flocculant preparation equipment will be installed. The proposed reagent inventory is considered adequate for Phase 2. Recent testing of an alternate flocculant has led to higher underflow densities at significantly reduced consumption

•	Concentrate flocculant: The flocculant used for concentrate thickening is an anionic variety, such as Magnafloc 5250. Concentrate flocculant demand will increase to 110 kg per day, but the Phase 1 capacity is sufficiently under-utilised that expansion will not be necessary. An additional flocculant metering pump and dilution system will be installed. Reagent inventory will be increased to five bulk bags

•	Water treatment chemicals: The existing anti-scalant and corrosion inhibitor supply systems will be adequate for both the process and raw water systems. The reagent inventory is also adequate for Phase 2

•	Grinding media: No additional inventory is required for SAG milling. For ball milling, the new Ball Mill 5 will use the existing 1.6 kt ball storage system for 75 mm balls and the ball conveying system will be modified to deliver to it. An additional inventory of 192 t of 75 mm media in quarter-height isotainers is provided. Using Phase 1 regrind media consumption estimates, the regrind mills will consume about 22 t/d of 16 mm media, reducing on-site inventory to eight days of operation. However, actual operating data for 2013 indicates a large decrease in consumption, from the design 2013 plan of 130–60 g/t for Southwest zone (Oyut) ore. Long-term consumptions in regrind milling are budgeted in terms of g/kWh for the various ore types.

17.4.2	Raw Water

Raw water is delivered by pipeline from the lagoon to the raw water tank, from where it is pumped through cartridge filters to the grinding and air compressor cooling systems. Spent cooling water will supply a second gland seal water tank interconnected with the Phase 1 gland seal water tank. Excess spent cooling water will flow by gravity to the tailings collection box and make its way to the process water tank via the tailings thickener overflow; any shortfall in gland seal water requirement will be made up directly from the cooling water supply.

The concentrator conversion equipment will be serviced by the existing water system with minimal modification. The gland seal water storage capacity will be expanded, and appropriate connections added to the existing network.

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17.4.3	Process Water

The bulk of the process water is added to the SAG mill feed chutes and the cyclone feed pump boxes in high volumes at low pressure. The ball mills are secondary addition points. The rest of the process water is circulated around the mill at higher pressure for sprays, utility hoses, and other miscellaneous uses. A booster pump is provided for high-pressure washing of the mill liners. The increased tonnage in Phase 2 will require additional process water but no system modifications.

17.4.4	Water Balance

The concentrator raw water demand varies seasonally due to evaporation, ice formation on the TSF, and the release of water during spring thaw. Annual average raw water demand is 0.45 m3/t ore processed. The total site raw water demand has been estimated to range from a low of 678 L/s in June to as high as 932 L/s in the February–March period, with an average of 732 L/s. The design groundwater pumping capacity is 900 L/s. Using drawdown of the lagoons will slightly reduce the lagoon recharge rate, but the current projection is that the peak instantaneous raw water demand could exceed 900 L/s at the Phase 2 volumetric limit of 121 kt/d (after tailings system upgrades), and approach it at the average of 117.43 kt/d in the peak Phase 2 year (2021). This compares with the long-term average Gunii Hooloi groundwater extraction of 870 L/s approved by the Ministry of Environment, Green Development and Tourism (MEGDT), based on average usage over 40 years. The largest water loss, 564 L/s, is the entrained water in the settled tailings. The Phase 1 design specified a final tailings settled density of 73.5%. That value has not been realised to date and a value of 70% has been used in the water balance model.

17.4.5	Concentrator Power

With the addition of the concentrator conversion loads, the peak operating load demand from the existing 220 kV concentrator substation will increase by an estimated 20 MW (from 116–136 MW), and the nominal operating (diversified) load will increase by an estimated 19 MW (from 106–125 MW). The operating power demand includes the diversity, demand, and percent duty factors specific to the type of equipment and process.

Total demand for Phase 1 and the concentrator conversion combined during normal operating conditions is estimated at 150 MW peak operating load and 144 MW nominal operating (diversified) load. This includes the peripheral 35 kV ring loads to the concentrator account. This nominal operating load results in an estimated annual power consumption of 1,093,800 MWh for the combined concentrator, an incremental increase of 161,400 MWh for the concentrator conversion.

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The existing concentrator 35 kV line will distribute power through cable feeders to the following:

•	One 16 MVA, 35 kV–10.5 kV Ball Mill 5 oil-filled transformer, and

•	One 16 MVA, 35 kV–6.3 kV oil-filled transformer from a new 35 kV GIS switchgear section to be added.

The modifications will provide power for all of the new conversion equipment, in addition to the power demands of the relocated air compressors and the new column cells.

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18.0	PROJECT INFRASTRUCTURE

18.1	Introduction

Infrastructure required for Phase 1 of the Oyu Tolgoi project has been completed, and includes:

•	Access roads

•	Airport

•	Accommodation

•	Open pit and quarries

•	Tailings and waste rock storage facilities

•	Process plant

•	Batch plants

•	Administration, warehousing, emergency, and maintenance facilities

•	Power and water supply and related distribution infrastructure

•	Water management infrastructure

•	Waste management

•	Heating

•	Fuel storage

A site plan showing the key infrastructure and locations of the plant and mines is shown in Figure 18-1. All existing and planned infrastructure with the exception of Shaft 4 and a concrete batch plant, is currently within the Oyu Tolgoi licence area.

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Figure 18-1:   Actual and Proposed Oyu Tolgoi Project Site Plan

TO KHANBUMBAT
AIRPORT
4 770 000
646 000
656 000
4 770 000
TO KHANBOGD
Shivee Tolgoi ML
HUGO
NORTH
EXTENSION
CONCRETE
BATCH PLANT
WASTE
MANAGEMENT
CENTRE
CONCENTRATOR
SITE
QUARRY
CONSTRUCTION
CAMP
HUGO NORTH
LIFTS 1 & 2
BLOCK CAVE
TAILINGS
POND
LICENCE
15226A
LICENCE
6709
DECLINE PORTAL
HUGO NORTH
SHAFT FARM
BOUNDARY
SHAFT NO. 2
HUGO
DUMMETT
DEPOSIT
WAREHOUSE
LAYDOWN
YARD
UMDAI RIVER
ROM
SHAFT
NO. 1
HUGO SOUTH
LIFT BLOCK CAVE
PERMANENT
CAMP
CRUSHER
CENTRAL
DEPOSIT
LICENCE
15226A
LOW GRADE
ORE STOCKPILE
TAILINGS
PIPELINE
DIVERSION DAM
EMBANKMENT
SOUTHWEST
& SOUTH
DEPOSITS
TAILINGS
POND
DIVERSION
CHANNELS
SOUTHERN
OYU PITS
MINE
RAIL YARD
(PLANNED)
SUBSURFACE FLOW
DIVERSION ALIGNMENT
WASTE DUMP
LICENCE
6709
LICENCE
15225A
HERUGA
DEPOSIT
Javhlant ML
4 758 000
HERUGA
BLOCK CAVES
646 000
4 758 000
656 000
LICENCE
6710

OreWin	LHTR16	EG

Oyu Tolgoi Project

Site Plan

2 km

Note: Figure from 2016 Lookout Hill Technical Report (Peters and Sylvester, 2016)

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Additional infrastructure that will be required to support Phase 2, or modifications to the Phase 1 infrastructure, includes:

•	Construction of conveyor decline and shafts

•	Construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure

•	Concentrator conversion

•	Modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems

•	Expanded logistical and accommodations infrastructure

•	Underground maintenance and fuel storage facilities

•	Expanded water supply and distribution infrastructure

•	Expanded TSF capacity.

18.2	Transport and Logistics

Additional information on Project accessibility is included in Section 5.

18.2.1	Road

Internal roads for the Oyu Tolgoi project are unpaved and maintained for suitable and safe access across the mine.

Concentrate and supplies are currently transported along a 105 km sealed road that has been constructed to the Mongolian–Chinese border crossing at Gashuun Sukhait (Figure 18-2).

18.2.2	Air

OTLLC has constructed an airport for the mine, and the site is serviced by charter and scheduled flights to and from Ulaanbaatar.

18.2.3	Rail

There is currently no access from the Project site to the rail line within Mongolia, except along a 330 km long desert trail northeast to Sainshand. The route of a planned standard gauge, 220 km long, railway from Tavan Tolgoi to the Chinese border passes through the southwest corners of the Shivee Tolgoi and Javhlant MLs.

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Figure 18-2:   Road and Planned Rail Routes

Note: Figure courtesy Entrée, 2017.

A rail corridor has been allowed for to connect the Oyu Tolgoi project and the Tavan Tolgoi rail and enters the project area from the southwest corner through the Javhlant ML, and heads north to a rail yard and then on to the warehouse and concentrate storage building. An allowance has been made in the project site layout for a rail link to the operation and rail link has been included in the alternate production cases analysis to the site for the transport of:

•	Concentrate (outbound to various Chinese smelters)

•	Coal for the power plant (inbound from Mongolian coal mines)

•	Diesel fuel (inbound from Russia)

•	Other inbound equipment and consumables.

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18.3	Built Infrastructure

The administration and support infrastructure includes the administration building, North gatehouse, medical centre, fire station, operations warehouse, central mine dry batch plants and core management facility.

Accommodation is currently provided to the Oyo Tolgoi project through onsite and satellite camps. Messing facilities are included in the camps. A recreation centre is located in the main camp area. Some personnel live in Khanbogd, located approximately 35 km to the northeast.

The current maintenance facilities support the plant and infrastructure, open pit construction and light vehicle fleets. The current fuel storage facilities will support the open pit and current plant and infrastructure configuration.

Information and communications technology provides control, monitoring, and communications systems. These facilities are provided within the plant, mine and infrastructure facilities.

Waste rock storage facilities and tailings storage facilities, together with the water supply and management assumptions and plans are provided in Section 20.

18.4	Power and Electrical

18.4.1	Power Supply

OTLLC has a power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi project. The term of this agreement covers the commissioning of the business, plus the initial four years of commercial operations.

In August 2014, Turquoise Hill announced that OTLLC had signed a power sector cooperation agreement (PSCA) with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power provider. The aim of the PSCA is to lay out a framework for long-term strategic cooperation between the Government of Mongolia and OTLLC for a comprehensive energy plan for the South Gobi region. Participation in the PSCA meets OTLLC’s obligation in the Investment Agreement to establish a long-term power supply within Mongolia four years from the commencement of commercial production. Signing of a PSCA has reset the four years obligation while the opportunity for the establishment of an independent power provider at Tavan Tolgoi is studied.

The PSCA provides a framework for a broad range of power-related issues, including the establishment of a power generation source, transmission lines, and power imports. The centrepiece of the PSCA is an open, international tender process to identify and select an independent power provider to privately fund, construct, own,

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and operate a power plant to supply electricity, with Oyu Tolgoi as the primary consumer.

OTLLC plans to actively participate in the processes of the PSCA to ensure that there is a timely and reliable power supply solution for Oyu Tolgoi.

In May 2015, as part of the agreement between stakeholders for the Underground Mining Development and Financing Plan, OTLLC committed to providing working assumptions for a financing plan towards supporting a long-term power agreement with a Tavan Tolgoi power station.

18.4.2	On-site Distribution

Power is distributed through 220 kV/35 kV transformers which provide power to 35 kV substations to supply the concentrator ring loads, including primary crushing, conveying, and tailings pumping, some infrastructure loads, and the borefield loads. Both medium and low-level voltages are used for power distribution. Medium voltages are 35 kV, 10.5 kV, 6.3 kV, 3.3 kV, and 1.0 kV, all 3-phase and 50 Hz. Low voltages are 690 V and 400 V, both 3-phase, and 220 V, single-phase at 50 Hz.

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19.0	MARKET STUDIES AND CONTRACTS

19.1.1	Supply and Demand Forecasts

Information in this subsection is reproduced from the 2016 Lookout Hill Technical Report (Peters et al., 2016).

The OTLLC analysis of the copper market suggests long-term dynamics for copper will be driven by a combination of factors. Significant increases are forecast in copper consumption per capita, owing particularly to the industrialisation and urbanisation of China and other emerging markets. A back-drop of strong copper demand and constrained supply is expected to offer fundamental support to copper prices. In recent years, supply has failed to respond quickly enough to increased demand from emerging regions. Global electrification and the growth of China and India will drive the increasing intensity of use per capita gross domestic product (GDP).

Copper demand will also benefit from a greater long-term focus on renewable sources of energy and energy-efficient technologies such as wind turbines and electric/hybrid vehicles, which are of copper-intensive fabrication.

The forecast risks in bringing on new copper supply pertain to technical difficulties, increased political unrest, the length of time required for permitting and approvals, and unforeseen disruptions caused by operational failures, strikes, and labour shortages.

19.1.2	Global Copper Smelting Capacity

Information in this subsection is reproduced from the 2016 Lookout Hill Technical Report (Peters et al., 2016).

Overall, global smelting capacity is expected to increase by the end of 2025. China is forecast to see the majority of growth in the next five years. Historically, raw material constraints have resulted in low utilisation rates, which have exacerbated the regional Chinese demand for concentrate, and this trend is forecast to continue. The issue in the years ahead will be the availability of concentrates for the custom smelters as Chinese capacity continues to grow. The market for custom, or traded, concentrates—those that are mined and processed by different companies—now accounts for more than half of the copper concentrates processed.

The proportion of total concentrate production accounted for by the custom market has risen in recent years due to the rapid growth of the custom smelting industries in China and, to a lesser extent, India. Despite limited domestic resources, Chinese companies have invested heavily in smelting capacity and are highly dependent on the custom market for raw materials.

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19.2	Commodity Pricing and Smelter Terms

Commodity pricing is based on pricing from the 2016 Turquoise Hill Technical Report (Peters and Sylvester, 2016), which uses the 2016 Oyu Tolgoi Feasibility Study as a basis, and which in turn is based on reviews of long-term consensus estimates reported in public reports.

Table 19-1 provides an overview of metal pricing and smelter terms. The basis for the smelter terms is discussed in Section 19.3. The economic analysis includes a silver refining charge of US$0.45/oz Ag, derived from the 2016 Turquoise Hill Technical Report (Peters and Sylvester, 2016).

19.3	Contracts

Information in this subsection is reproduced from the 2016 Turquoise Hill Technical Report (Peters and Sylvester, 2016).

Shipment of Oyu Tolgoi concentrates commenced in July 2013. Concentrate is sold in-bond free-on-board at a bonded yard on the Chinese side of the border in Ganqimaodao. Sales contracts were signed for 100% of Oyu Tolgoi’s 2015 concentrate production and 90% of 2016 planned production; over 80% of concentrate production has been contracted for up to eight years.

The concentrate is loaded into 2 t bags and shipped ‘delivered at place’ (DAP) by truck to the Mongolian‒Chinese bi lateral trade border at Gashuun Sukhait (GSK)‒Ganqimaodao, and also to the dedicated customer pickup facility at the Huafang terminal in China, approximately 7 km from the border. At these locations, the customers will pay for the copper concentrate by means of a letter of credit and take responsibility for delivery of the concentrate by truck or train to the respective smelters.

OTLLC has developed a marketing strategy for the Oyu Tolgoi project, including their portion of the mineralization within the Entrée/Oyu Tolgoi JV property.

Key considerations in the development of the marketing strategy include:

•	Location of customer compared to imported material landed at Chinese ports (OTLLC to pay freight differential from mine to customer versus port to customer)

•	Precious metals recovery and payment

•	Length of contract

•	Percentage of off-take to smelters versus traders

•	Percentage of tonnage on contract versus spot

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Table 19-1:   Commodity Pricing and Smelter Terms

Parameter	Unit	Long-Term Financial Analysis Assumptions
Copper price	US$/lb	3.00
Gold price	US$/oz	1,300
Silver price	US$/oz	19.00
Treatment charges	US$/dmt conc.	85.00
Copper refining charge	US$/lb	0.085
Gold refining charge	US$/oz	4.50

•	Percentage of feed for any one smelter

•	Number of customers for a given scale of operation

•	Management of concentrate quality and volume during commissioning and ramp-up

•	Alternate off-shore logistics and costs

•	Delivery point and terms.

Product specifications are updated for the short-term and medium-term planned production schedules. OTLLC communicates and discusses any specification changes with Oyu Tolgoi customers. The commercial terms are planned to be in line with conditions on the international concentrates market.

The smelter terms used in this Report are from the 2016 Oyu Tolgoi Feasibility Study as reported in the 2016 Turquoise Hill Technical Report (Peters and Sylvester, 2016) and BDT31.

Under the terms of the JVA (Article 12), Entrée retains the right to take the product in kind. For the purposes of this study, it has been assumed that Entrée takes control of their portion of the bagged concentrate and that the sales of concentrate will use the same approximate smelter terms, transport and other marketing costs as for the OTLLC concentrate.

19.4	Comments on Section 19

Amec Foster Wheeler did not review contracts, pricing studies, or smelter terms developed by OTLLC or their third-party consultants as these were considered by OTLLC to be confidential to OTLLC. Instead, Amec Foster Wheeler relied on summary pricing and smelting information provided by OTLLC within the 2016 Oyu Tolgoi Feasibility Study and BDT31. Based on the review of this summary information, the OTLLC smelter terms are similar to smelter terms for which Amec Foster Wheeler is

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familiar, and the metal pricing is in line with Amec Foster Wheeler’s assessment of industry-consensus long-term pricing estimates.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Introduction

An Environmental and Social Impact Assessment (ESIA) was completed for the for Oyu Tolgoi mine, based on an assumed 27-year mine life. Activities that did not constitute part of the project for the purposes of the ESIA include

•	Project expansion to support an increase in throughput rates

•	Long-term project power supply.

A cumulative impact assessment was performed to assess impacts from further developments at Oyu Tolgoi together with other existing or planned projects, trends, and developments within the South Gobi region.

An environmental management system (EMS) is currently in place for operations.

20.2	Baseline Studies

The Oyu Tolgoi environmental and social impact assessment was a comprehensive assessment of existing biophysical and human environment conditions pre-mining, addressed potential effects of the mine on biophysical and human environment, and specifically addressed biodiversity with plans to increase biodiversity overall in the region through offsets to areas adjacent to the mine.

20.3	Environmental Considerations/Monitoring Programs

20.3.1	Environmental and Social Impact Assessment

Holders of a mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia (1995), Law of Environmental Impact Assessment (1998, amended in 2001) and the Minerals Law (2006). These obligations include preparation of an EIA for mining proposals, submitting an annual EPP, posting an annual bond against completion of the protection plan and submitting an annual environmental report.

OTLLC has posted environmental bonds to the Mongolian Ministry of Environment, Green Development and Tourism (MEGDT) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site. OTLLC pays to the Khanbogd Soum annual fees for water and road usage, while sand and gravel use fees are paid to the Aimag government in Dalanzadgad.

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OTLLC has completed a comprehensive ESIA for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV property. The culmination of nearly 10 years of independent work and research carried out by both international and Mongolian experts, the ESIA identifies and assesses the potential environmental and social impacts of the project, including cumulative impacts, focusing on key areas such as biodiversity, water resources, cultural heritage, and resettlement.

The ESIA also sets out measures through all project phases to avoid, minimise, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the requirements of the Equator Principles, and the standards and policies of the International Finance Corporation (IFC), European Bank for Reconstruction and Development (EBRD), and other financing institutions. The IFC and the EBRD have similar, but not identical, definitions for the scope of an impact assessment. Both institutions frame assessments in terms of a project’s ‘area of influence’. The guidance provided by both IFC and the EBRD was utilised in defining the scope of the ESIA. The Oyu Tolgoi ESIA builds upon an extensive body of studies and reports, and Detailed Environmental Impact Assessments (DEIAs) that have been prepared for project design and development purposes, and for Mongolian approvals under the following laws:

•	The Environmental Protection Law

•	The Law on Environmental Impact Assessment

•	The Minerals Law.

These initial studies, reports and DEIAs were prepared over a six-year period between 2002 and 2008.

The original DEIAs provided baseline information for both social and environmental issues. These DEIAs covered impact assessments for different project areas, and were prepared as separate components to facilitate technical review as requested by the Government of Mongolia.

The original DEIAs were in accordance with Mongolian standards and while they incorporated World Bank and IFC guidelines, they were not intended to comprehensively address overarching IFC policies such as the IFC Policy on Social and Environmental Sustainability, or the EBRD Environmental and Social Policy.

OTLLC has implemented and audited an EMS that conforms to the requirements of ISO 14001:2004. Implementation of the EMS during the construction phases will focus on the environmental policy; significant environmental aspects and impacts and their risk prioritisation; legal and other requirements; environmental performance objectives and targets; environmental management programs; and environmental incident reporting. The EMS for operations consists of detailed plans to control the

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environmental and social management aspects of all project activities following the commencement of commercial production from the open pit operations in the OTLLC ground holdings in 2013.

Following submission and approval of the initial DEIAs, the Government of Mongolia requested that OTLLC prepare an updated, comprehensive ESIA whereby the discussion of impacts and mitigation measures was project-wide and based on the latest project design. The ESIA was also to address social issues, meet the Government of Mongolia (legal) requirements, and comply with current IFC good practice.

For the ESIA the baseline information from the original DEIAs was updated with recent monitoring and survey data. In addition, a social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment (SIA) for the project.

The requested ESIA, completed in 2012, combines the DEIAs, the project SIA, and other studies and activities that have been prepared and undertaken by and for OTLLC.

For the purposes of the ESIA, the ‘project’ constitutes the direct activities that are to be financed and/or over which the project can exert control and influence through the project design, impact management, and mitigation measures.

This includes:

•	All Oyu Tolgoi project facilities within the Oyu Tolgoi ML area and surrounding 10 km buffer zone, including the following key features:

-	Open pit mining facilities
-	Underground mining facilities
-	Accommodation camps
-	Construction-related activities and facilities, including concrete batch plant, quarry, and laydown areas
-	Power generation facilities
-	Heating plant and boilers
-	Crusher
-	Concentrator
-	Tailings storage facility
-	Water management facilities (including diversion of the Undai River)
-	Waste water management facilities for camps and mining operations
-	Waste management facilities (municipal and industrial)
-	Waste rock storage facilities
-	Access roads within the Oyu Tolgoi ML area

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-	Vehicle and equipment maintenance and repair facilities
-	Fuel storage facilities
-	Electrical power distribution infrastructure
-	Administration buildings and catering facilities

•	Specific infrastructure facilities and disturbances within the Entrée/Oyu Tolgoi JV property may include:

-	Shaft 4
-	Concrete batch plant and quarry
-	Permanent airport facility and temporary airstrip at Khanbumbat
-	Gunii Hooloi water supply pipeline
-	Drill pads
-	Road to border with China
-	Power lines

•	Contractor accommodation camps adjacent to Khanbogd

•	Potential dedicated off-site worker accommodation planned for Khanbogd

•	Gunii Hooloi water abstraction borefield and the water pipeline supplying the mine, as well as maintenance roads, pumping stations, construction camps, storage lagoons, and other support infrastructure

•	Infrastructure improvements (and associated resource use) by Oyu Tolgoi between the mine site and the Chinese border, including the 220 kV power transmission line, the access road that will be used for concentrate export, construction camps, local water boreholes, and borrow pits

•	Dedicated border crossing at Gashuun Sukhait for the exclusive use of the Oyu Tolgoi Project

-	The concentrate will be sold by Oyu Tolgoi at the Mongolia–China border crossing at Gashuun Sukhait. The point of sale marks a key boundary to the project area
-	Infrastructure components that may be transferred to third-party ownership in the future.

A number of infrastructure components of the project considered within the ESIA will be constructed by OTLLC but may be transferred at some stage to public or third-party operation and/or ownership. Transfer of these infrastructure components to public operation and ownership will limit the degree of control that OTLLC can exert over their management and operation. These infrastructure components, which may be owned

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and operated by the Government of Mongolia, and will or may be used by members of the public and/or other commercial operations, include:

•	The permanent airport, which is planned to be handed over to the Government of Mongolia after the completion of the project construction phase

•	The road from Oyu Tolgoi to the Chinese border at Gashuun Sukhait, which follows the alignment for the designated national road and is planned to be handed over to the Government of Mongolia upon completion of the project construction phase

•	The dedicated border crossing facility at Gashuun Sukhait, which will be operated by the Mongolian authorities

•	The 220 kV electricity transmission line from the Chinese border to Oyu Tolgoi, was transferred to the Government of Mongolia in October 2015.

20.3.2	Future Project Elements Not Directly Addressed in the Environmental and Social Impact Assessment

In addition to the project elements identified above, certain other activities and facilities are expected to be developed over time, either as part of, or in support of, the project. These do not constitute part of the project for the purposes of the ESIA.

These include:

•	Project expansion to support an increase in plant feed throughput from 100,000 t/d to 160,000 t/d

•	Long-term project power supply. The main power supply is currently via a dedicated 220 kV overhead power line from the Inner Mongolian electricity grid in northern China, (D’Appolonia S.p.A., 2016).

While the impacts of these project elements and their mitigation and management are not directly addressed in the ESIA, they are considered in the cumulative impact assessment of the ESIA.

20.3.3	Management Plans

The management plans developed for the Oyu Tolgoi project address the management of health, safety, environment, and social aspects associated with the project. The management plans form part of the mine’s Integrated Health, Safety, Environment and Community Management System (HSECMS). The HSECMS has been audited and is certified to ISO 14001 and OHSAS 18001.

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20.3.4	Water Usage

Minimizing water use throughout all the operational aspects has been a key focus of attention during mine planning and design. Ongoing attention to water conservation will be maintained during operation through the continuous review of key performance indicators for water use and implementation of additional water conservation measures.

20.4	Stockpiles

No stockpile facilities are envisaged within the Entrée/Oyu Tolgoi JV Project area for the planned underground mining operations.

20.5	Waste Rock Storage Facilities

No waste rock facilities are envisaged within the Entrée/Oyu Tolgoi JV Project area for the planned underground mining operations.

20.6	Tailings Storage Facility

20.6.1	Introduction

Site selection was based on consideration of such aspects as local topography, location relative to other project facilities, required storage capacity, potential environmental impacts, water conservation, and the potential for future tailings storage facility (TSF) expansion. Central or perimeter discharge, paste tailings, and conventional thickened tailings deposition methods were all evaluated. Due to the flat topography, the design required the construction of a perimeter embankment to retain the tailings within a “basin.”

The existing TSF is 2 km east of the open pit, 5 km southeast of the process plant, within the Oyu Tolgoi ML. Conventional thickened tailings are currently deposited in Cell 1.

20.6.2	Operating Assumptions

For the first 18 years of production from the Oyu Tolgoi operation, the TSF will consist of two cells, each approximately 4 km2 in size, to store a total of 670 Mt of tailings. The facility will be constructed in two stages, starting with Cell 1 and then continuing with Cell 2. The general arrangement of the cells is shown in Figure 20-1.

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Figure 20-1:   General Arrangement of Cells 1 and 2

Note: Figure from the 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

Each cell will be divided into four parallel sub-cells by berms. Berms, or ‘splitter dikes’, will constrain the active tailings beach to one sub-cell. An alternative method of tailings deposition management, whereby the number of spigots is increased to include the southwest side of the tailings, is being evaluated. This would eliminate the splitter dikes and present a cost savings. Supernatant water will run down the active beach to the eastern embankment and flow from there to one of two reclaim ponds situated on the northeast corner of Cell 1 and southeast corner of Cell 2. The two reclaim ponds may be combined in future by eliminating the central north embankment of Cell 1. However, the two cells would need to be combined within the next two years to eliminate the centre dike between Cells 1 and 2. The current cost estimate is conservatively based on each cell being raised independently, with some duplication of one of four walls for each cell.

The original impoundment design is based on the assumption that the tailings beach will slope from the deposition point to the reclaim pond at an average of 1%. Sensitivity analyses were completed for beach slopes varying from 0.7% to 1.5% for the starter dam facility. At flatter beach slopes, the eastern dike must initially be raised

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more quickly (while the western dike is raised more slowly). Likewise, flatter beach slopes tend to correspond to lower placed tailings density, which requires the embankments to be raised more quickly. Rates of rise in 2015 and 2016 reduced considerably, indicating both melting of winter ice and tailings consolidation.

20.6.3	Impoundment Layout

The impoundment layout for the TSF is shown in Figure 20-2, with up to 70 m high embankments enclosing the four sides of the impoundment. Cell 1 is in operation.

20.6.4	Design Considerations

Based on the standards and a “very high” consequence classification, the following notable hydrological/geotechnical design criteria have been adopted:

•	Floods: probable maximum flood (PMF) = 184 mm rainfall in 24 hours

•	Freeboard: design flood water level = plus 1.0 m

•	Earthquakes: maximum credible earthquake = 0.32g, based on a M7 Richter scale earthquake at the Tavan Takhil Fault, located 18 km from the TSF

•	Slope Stability:

-	Factor of safety >1.5 in “Long Term Steady State – Drained” case
-	Factor of Safety >1.3 in “Construction Loading – Undrained” case
-	Factor of Safety >1.0 to 1.2 for “Post Seismic” case*

(*Note: For FoS 1.0 to 1.2 in “Post-Seismic” case, deformation analysis is required to demonstrate Dynamic Stability, or no loss of structural integrity and serviceability, where freeboard is retained and filter layers remain functional).

20.6.5	Embankment

The TSF embankment is constructed of zoned, locally-sourced earth materials, which form the inner inclined clay core/filter layers, and of open pit mine waste rock, which forms the main embankment shell. The TSF embankment is raised each year using a downstream methodology to ensure that sufficient storage capacity for ongoing tailings deposition, with flood storage and freeboard, is retained at all times.

To date the rate of tailings rise at Cell 1 has been about 6 m/a, which will change in relation to any change in mine production and/or tailings densities. Some amelioration in the rate of tailings rise is expected over time as the overall depth of tailings increases in each cell, causing ongoing consolidation of previously-placed tailings.

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Figure 20-2:   TSF Cell 1 and 2 Layout Plan

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

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20.6.6	Tailings Deposition

The TSF receives thickened (60% to 64% solids density) tailings from the tailings thickeners at the Oyu Tolgoi concentrator via dual overland HDPE pipelines, which are directed to a tailings booster pump station adjacent to the TSF. From the booster pump station, the tailings are pumped through overland conveyance pipelines to spigots installed on the west embankment of the TSF for discharge into discrete sub-cells. The tailings within each subcell are confined by splitter dikes and form a beach inclining toward the east where a supernatant reclaim pond is located. A floating barge pump station returns all supernatant reclaim water to the main process water pond at the concentrator for reuse.

20.6.7	Water Considerations

The TSF is designed and operated in a manner that aims to minimize water loss. To achieve this, the TSF is constrained in area, resulting in a high rate of rise. The TSF is further subdivided into sub-cells, with one active cell generally operating at any given time. This allows inactive cells to consolidate and dry and helps ensure that only one wet sub-cell is exposed to evaporation. The supernatant water reclaim pond is restricted in size to minimize evaporation from this exposed water body.

Seepages from the base of the TSF are controlled by native clay where presented and, where not presented, by establishing a 1 m layer of compacted clay with surrounding cut-off. Any seepages from the TSF are collected in a trench and conveyed to a seepage collection cut-off dam, from where they are returned by pump to the main reclaim pond within the TSF for return to the concentrator. The TSF is isolated from the surrounding environment by a perimeter seepage collection drainage channel that conveys seepage originating from the TSF to a seepage collection cut-off embankment, from where it is returned to the TSF. In addition, a run-on diversion drainage channel conveys occasional surface water originating from the upstream Budaa and Khaliv ephemeral streams and surrounding catchment areas to the downstream Budaa stream bed.

20.6.8	Monitoring Considerations

Vibrating wire piezometers have been installed under the embankment of Cell 1. These enable changes in pore water pressure in the clay to be measured when the clay is being loaded during embankment construction and tailings deposition. The geotechnical strategy for ongoing development of the TSF is based on “reasonable conservatism” requiring an “observational approach” during construction, whereby ongoing monitoring provides data that support the design and helps identify opportunities for further optimisation (and, if needed, a response to adverse data).

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20.7	Water Supply

20.7.1	Gunii Hooloi Aquifer

The Gunii Hooloi basin extends 35 km to 70 km north of the Oyu Tolgoi site (refer also to discussion in Section 18).

Based on the first two hydrogeological investigation programs, the Gunii Hooloi aquifer has been demonstrated and approved by the MEGDT to be capable of providing 870 L/s, based on usage over 40 years and with limitations on drawdown that ensure that the main body of the aquifer remains in confined conditions.

Updated hydrogeological modelling, completed in 2013, and based on all three hydrogeological investigation programs, demonstrates that the Gunii Hooloi aquifer is capable of providing 1,475 L/s, based on the same time and drawdown conditions.

OTLLC noted in 2016 (Peters and Sylvester, 2016), that hydrogeological analytical studies and reporting to Mongolian norms remained to be completed in order to demonstrate and gain approval from the MEGDT of updated approved water reserves for the Gunii Hooloi aquifer.

20.7.2	Raw Water Distribution and Use

Water demand for the Oyu Tolgoi facilities has been calculated at between 588 L/s and 785 L/s, with an average yearly demand of 696 L/s, to meet a production rate of 100,000 t/d. The primary source of raw water to meet these requirements is the Gunii Hooloi basin.

Water from groups of individual bores accumulate into five centrally located collection tank pump stations, from which water is pumped into the main water line leading to the Oyu Tolgoi site. Water is pumped into a 400,000 m3 emergency storage lagoon (two cells, 200,000 m3 each) situated on elevated ground approximately 5 km north of the Oyu Tolgoi plant site. Water is gravity-fed to the site through two pipelines from the two cells.

A permanent water treatment and bottling plant has been constructed to treat raw water from the Gunii Hooloi borefield to drinking (potable) and domestic water standards. Raw water distribution from the borefield lagoon to the site and throughout the site is designed as a gravity flow system. Two DN900 ductile iron pipes deliver raw water from the lagoon to the concentrator water tank, then to individual buried pipes that convey water to other functional areas of the site; pipe burial depth is 2.5 m. Raw water is provided to the concentrator, the main camp area, (including the water treatment plant), the production shaft farm, the central heating plant, the warehouses, the open pit and central maintenance truck shops, and the primary crusher. Raw water will be provided to the underground mine for makeup and other services during

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construction and operations. Local flowmeters are provided to monitor raw water consumption in each area.

The borefield lagoon for raw water storage is about 4.5 km away from site. The lagoon can hold 400,000 m3 of water to provide approximately one week of emergency/buffer storage in case of any interruption in the supply of water from the borefield.

20.7.3	Undai River Diversion Works

Under natural conditions, the Undai River runs southeast and south of the Oyut open pit. Subsurface flow in the river channel is constant, but surface flows are also present occasionally, though usually only after heavy rainfall. There can be large floods in the river channel. Because of its proximity to the open pit, the river has been diverted. The river diversion system consists of three components: a dam, diversion channel, and subsurface diversion.

20.7.4	Raw Water Management Plan and Water Conservation

Due to low average annual precipitation in the project area, water management and conservation are given the highest priority in all aspects of project design. Minimising water use throughout all the operational aspects has been a key focus of attention during mine planning and design. Ongoing attention to water conservation will be maintained during operation through the continuous review of key performance indicators for water use and implementation of additional water conservation measures.

The development of a borefield to access groundwater reserves within the Gunii Hooloi aquifer basin has been established as the most cost-effective option to meet the raw water demand for the Project. Water from the borefield is used for process water supply, dust suppression in the mining areas, and potable use. Another major component of the water management plan is the diversion of the Undai River to accommodate project facilities. Undai River water is not used by the mine; the diversion is to preserve this water in the environment.

OTLLC has affirmed it is committed to water conservation and has benchmarked its water conservation efforts against other mines by assessing factors such as quantified water consumption per tonne of concentrate produced. The current water budget is based on the use of 550 L/s and operating performance of the concentrator suggests this is a reasonable estimate. The water consumption compares favourably with other large operations in similar arid conditions.

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20.8	Closure Plan

Current closure planning is based on a combination of progressive rehabilitation and closure planning. The Oyu Tolgoi Mine Closure Plan for OTLLC was completed in June 2012 and updated in 2014, and is based on the design status at that time.

OTLLC plans continuous development of environmental monitoring plans, including proposed activities and schedules, to ensure that environmental parameters meet the criteria, standards, and limits laid out in the EIA and EPP. In accordance with Mongolian Law, OTLLC has stated that it intends undertake monitoring at its own expense using approved methods and accredited facilities. The monitoring permits procedures and activities would be adjusted and/or modified as necessary to ensure optimal environmental protection.

Progressive reclamation will be performed on any areas of the mine site where it is deemed practical to do so and with consideration of the need to preserve future mine expansion options. Disturbed areas that are no longer used in the active operation will be technically and biologically rehabilitated concurrently with ongoing mining operations, as practicable. There are potential opportunities for local communities and herder groups to participate in the implementation of several progressive rehabilitation measures that could result in economic benefits and capacity development for those involved.

Parameters that will be monitored during the closure and post-closure phases of the mine, to characterize both physical and chemical stability of the project area and the environmental impact of the project, will include:

•	Surface water and groundwater quality

•	Physical stability of tailings deposits

•	Physical stability of the river water diversion dike, waste rock dumps, drainage ditches, and concrete shaft/raise caps

•	Isolation of open pit voids and unfilled subsidence zones, including status of open water and erosion controls

•	Success of indigenous revegetation, including remediation as required until proven to be self-sustaining

•	Condition of groundwater monitoring wells, piezometers, survey monuments, and other instrumentation

•	Seepage rates to the adjacent groundwater aquifer from all monitoring wells

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•	Effectiveness of dust control measures on waste rock, tailings storage facility, and other waste areas with specific attention to potential wind-blown contaminant sources.

20.9	Permitting

The Mongolian Minerals Law (2006) and Mongolian Land Law (2002) govern exploration, mining, and land use rights for the Oyu Tolgoi project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. These laws allow licence holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial, and regional governmental authorities as granted under Mongolian law.

OTLLC has studied and continues to study the permitting and approval requirements for the development of the Oyu Tolgoi project including the Entrée/Oyu Tolgoi JV property, and maintains a permit and licencing register.

OTLLC personnel, working with the Mongolian authorities, have developed descriptions of the permitting processes and procedures for the Oyu Tolgoi project, including the underground development of the Entrée/Oyu Tolgoi JV property.

OTLLC has stated that permits have been obtained for underground mining (OTLLC, 2016f).

20.9.1	Water

Self-discovered water resources are required to be made available for household purposes. However, the Investment Agreement confirms that OTLLC holds the sole rights to use these water resources for the project.

On 17 October 2014, a water use permit for 25 years was issued to OTLLC. In June 2016, OTLLC entered into a utilization agreement with a water agency of the Government of Mongolia for 25 years (until June 2040). Together with water use conclusions issued annually and the approved water reserve rate, these arrangements enable OTLLC to use the amount of water that will be required to develop the project.

The Law on Water and the Investment Agreement both provide that the term of water use permits for exploiting mineral deposits of strategic importance is be the same as the term of mining licenses; therefore, OTLLC considers that it is entitled to extensions of its water permit and water utilization agreements for subsequent 20-year periods as its mining licenses are renewed.

20.9.2	Airstrip

OTLLC has the right to construct, manage, and use an aerodrome in connection with the project, based on permits issued in accordance with Mongolian law. A permanent

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domestic airport, capable of servicing Boeing 737-800 series aircraft, has been constructed at Oyu Tolgoi to support the transportation of people and goods to the site from Ulaanbaatar. It also serves as the regional airport for the Khanbogd soum.

20.10	Considerations of Social and Community Impacts

20.10.1	Studies

A social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a SIA for the project.

The cumulative impact assessment examined geographical areas, communities, and regional stakeholders that could be subject to cumulative impacts from further developments at Oyu Tolgoi together with other existing or planned projects, trends, and developments within the South Gobi region. Areas evaluated included:

•	Macro-economic impacts across the Mongolian economy

•	Impacts on communities and infrastructure in the South Gobi region related, for example, to influx, economic changes, and pressure on infrastructure. Specifically, within Ömnögovi aimag, this includes the soums of Khanbogd, Bayan Ovoo, Manlai, and Tsogttsetsii and the aimag capital, Dalanzadgad

•	Biodiversity impacts related to the fragmentation of ecosystems by roads and other infrastructure

•	Impacts on water resources in terms of both shallow aquifers for herder water supplies and deep aquifers for potential industrial water supplies

20.10.2	OTLLC Corporate Policies

Corporate commitment to sound environmental and social planning for the project is based on two policies:

•	Turquoise Hill’s Statement of Values and Responsibilities (March 2010), which declares its support for human rights, social justice, and sound environmental management, including the United Nations Universal Declaration of Human Rights (1948);

•	The Way We Work 2009, Rio Tinto’s Global Code of Business Conduct that defines the way Rio Tinto manages the economic, social, and environmental challenges of its global operations.

20.10.3	Community Management Responsibilities

At OTLLC, social and community management are directly under the Chief Operating Officer (COO), who is separate from the Mine General Manager. The COO is

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responsible for pastureland and livelihood development, community and social performance, community assistance and partnership, and compliance and governance.

20.10.4	Community and Social Management Considerations

Community and social management plans, procedures and strategies have been developed by OTLLC for the following:

•	Community health, safety and security

•	Grievance and fair treatment procedure

•	Pastureland and livelihood improvement strategy

•	Resettlement Action Plan

•	Stakeholder Engagement Plan

•	Cultural Heritage Management Plan.

The surrounding community (predominantly herders) and local government are kept fully informed about mine developments and provide input and review of implementation of plans, procedures and strategies that directly affect them.

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21.0	CAPITAL AND OPERATING COSTS

21.1	Capital Cost Estimates

21.1.1	Summary

Capital cost and sustaining cost estimates were prepared as separate and independent estimates.

The overall capital cost and sustaining cost estimates are from the Phase 2 estimates in the 2016 Oyu Tolgoi Feasibility Study for Hugo North/Hugo North Extension Lift 1 . The capital cost estimate represents the overall development for the Hugo North/Hugo North Extension Lift 1 underground mine, supporting shafts, the concentrator conversion project, and the infrastructure expansion project.

Amec Foster Wheeler reviewed the 2016 Oyu Tolgoi Feasibility Study overall capital cost and sustaining capital cost estimates for the Phase 2 expansion associated with Hugo North/Hugo North Extension Lift 1, and then proportioned the cost estimates to the Entrée/Oyu Tolgoi JV and to Entrée’s 20% attributable portion based on the JVA. The proportioned estimates and an explanation of how the capital was proportioned are provided in Section 22 of this Report.

The capital cost estimate includes the costs associated with the engineering, procurement, construction management (EPCM) and Owner’s project costs, and includes value-added tax (VAT) and duties. The total estimated capital cost to design, procure, construct, and commission the complete expansion, inclusive of an underground block cave mine, supporting shafts, concentrator conversion, and supporting infrastructure expansion, is US$5.093 billion.

Table 21-1 provides a summary of the overall capital cost estimate (Peters and Sylvester, 2016).

The sustaining capital cost estimate for Hugo North/Hugo North Extension Lift 1 is US$7.90/t processed.

21.1.2	Basis of Estimate

The overall capital cost estimate for Hugo North/Hugo North Extension Lift 1 was developed to a feasibility study level by OTLLC using the Rio Tinto Project Services Estimating Guidelines. In consideration of the current state of design and estimate pricing basis, the accuracy of the overall estimate with contingency is expected to be within +15/-10% of the final project costs. OTLLC advised that the estimates of capital cost and schedule are central estimates, having an equal probability of overrun as underrun. This is consistent with the AACE Class 3 feasibility level definition.

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Table 21-1:   Overall Capital Cost Estimate (US$ million)

US$ million	Total	2016	2017	2018	2019	2020	2021	2022
Concentrator expansion	145	—	—	—	29.2	62.6	53.0	—
Mine Shaft #2	194	31.7	85.5	46.9	30.2	—	—	—
Mine Shaft #3	209	—	9.7	46.3	69.8	66.8	16.8	—
Mine Shaft #4	246	—	6.0	75.5	66.6	80.3	17.1	—
Mine Shaft #5	63	11.4	28.2	23.2	—	—	—	—
Hugo North Lift #1 U/G construction	1,730	159.0	358.1	428.0	440.9	224.3	97.3	22.2
Infrastructure and CHP	404	50.1	93.5	76.8	70.1	78.6	33.8	1.5
Misc Indirects	902	44.1	159.6	191.0	224.3	171.5	84.7	26.6
Detailed engineering	79	28.0	22.9	21.5	1.9	2.5	1.3	0.6
PMC / EPCM	295	35.1	57.4	62.8	58.7	45.9	28.4	6.5
Owners PM	501	71.9	53.1	98.9	88.5	98.7	54.6	34.9
Total expansion capital cost (excluding VAT and duty and cont.)	4,767	431.3	874.0	1,070.9	1,080.3	831.2	387.1	92.4
VAT and duties	326	27.2	70.2	71.5	60.1	64.2	29.1	3.5
Expansion capital costs total expansion capital cost (including VAT and duty and cont.)	5,093	458.5	944.2	1,142.4	1,140.4	895.3	416.2	95.8

Notes:

1. The overall capital cost estimate presented is for Hugo North/Hugo North Extension Lift 1.

2. Capital costs include only direct project costs and exclude interest expense, capitalized interest, debt repayments, tax pre-payments and forex adjustments.

3. The 2016 Oyu Tolgoi Feasibility Study total capital cost above includes capital costs for the year 2016.

4. Misc = miscellaneous, UG = underground, CHP = central heating plant, PMC = project management and construction, EPCM = engineering, procurement and construction management, EPMC = engineering project management and construction, PM = project management, VAT = value-added tax, cont. = contingency.

The 2016 Oyu Tolgoi Feasibility Study estimates include contingency and were based on nominal Q4 2015 US dollars. The estimates for each major component cover:

•	The direct field cost of executing the project

•	Indirect cost associated with the design, construction, and commissioning of the new facilities

•	Mongolian customs duties, Mongolian VAT

•	Some allowances for contingency.

The estimates included in the Turquoise Hill Technical Report (Peters and Sylvester, 2016) that were derived from the 2016 Oyu Tolgoi Feasibility Study were modified from the 2016 Oyu Tolgoi Feasibility Study estimates by the exclusion of all costs prior to 1 January 2016, and the use of real Q4 2016 dollars (i.e. the adjustment of nominal Q4

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2015 dollars to real Q4 2016 dollars. The overall cost estimate presented in this section is from the Turquoise Hill Technical Report (Peters and Sylvester, 2016).

21.1.3	Project Execution Plan

The project execution plan key outputs from the 2016 Oyu Tolgoi Feasibility Study included:

•	Project management and delivery strategies

•	Contracting plan and list of major installation packages

•	Level 1 Project Master Schedule.

In summary, the project execution plan management plan in the 2016 Oyu Tolgoi Feasibility Study entailed the following strategy:

•	The Owner’s team will be directly responsible for the overall program management and will establish the project governance, overall execution plan, systems and procedures to be adopted across the project to ensure the overall business drivers are delivered

•	The Owner’s team will manage overall project interfaces between the project and external stakeholders along with internal interfaces between the mining contractors, EPCM, and existing site operations

•	An Owner’s team will focus on the execution of the underground mine development, conveyor-to-surface decline development, and shaft excavation. The Owner’s team will comprise Owner’s team personnel from OTLLC and Rio Tinto, and service providers

•	OTLLC Operations will provide common services to the Owner’s team where capability exists, such as information technology (IT) infrastructure, finance, procurement, human resources, health, safety, and environmental, and training

•	An internationally-recognized EPCM company will be engaged to deliver the capital portion of Owner’s, excluding the underground development, conveyor-to-surface decline, and shaft sinking activities.

21.1.4	Underground Mining and Shafts

The scope in this area from the 2016 Oyu Tolgoi Feasibility Study covered the following:

•	Surface construction: This includes the design and construction of underground mine surface support facilities such as the mine dry, overland conveyors, and supporting utilities, but not shaft-sinking or equipping of the shafts

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•	Shafts 2, 3, 4, and 5: the scope of work for the shafts is defined largely by issued-for-construction design, and pricing is from awarded contracts and purchase orders or firm bids. Capital costs for the shafts include the detail design and construction of all structures, utilities, materials, equipment, shaft-sinking as well as all associated indirect and management costs, and contractor and engineering support to commission the facilities

•	Underground construction: This includes design and construction of all underground facilities including crushing, materials handling to the surface portal transfer station, underground workshops and offices, and supporting utilities

•	Underground development: This includes the horizontal and vertical development for underground mine access and ventilation as well as the mass excavations for receiving the constructed facilities. Shaft logistics, waste rock handling, drawpoint construction, and haul road construction are also included. Mine development crew numbers will increase over time as the constructed underground ventilation system is progressively commissioned

•	Capitalized operating costs: This includes capital construction and development proceeding to first ore production. As OTLLC owns the development equipment, the capitalized operating costs include maintenance as well. There will also be capitalized operating costs for mine management, technical services groups, administration, safety, and training activities, hoisting, haulage, equipment and other costs prior to first underground ore production.

21.1.5	Concentrator Conversion

Conversion of the Phase 1 100 kt/d capacity concentrator to efficiently process underground ore included the following in the 2016 Oyu Tolgoi Feasibility Study:

•	One ball mill

•	One rougher flotation line

•	Six flotation columns

•	One concentrate thickener

•	Two concentrate filters

•	Four concentrate bagging modules

•	Associated minor equipment, engineering, and other indirect services.

21.1.6	Infrastructure Expansion

The scope in this area from the 2016 Oyu Tolgoi Feasibility Study covered the following:

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•	Central heating plant expansion: two 29 MW coal-fired boilers and two 7 MW diesel-fired backup boilers

•	Operations camp expansion

•	Operations warehouse expansion

•	Development of a road mitigation strategy to respond to animal issues on the OT–GSK road to China

•	Permanent road from Oyu Tolgoi to Khanbogd

•	Expansion of three logistics centres at the Oyu Tolgoi site, Gashuun Sukhait, and Hua Fang

•	Extensions of related backbone utilities, engineering, and other indirect services.

21.1.7	EPCM Services

The scope of EPCM services from the 2016 Oyu Tolgoi Feasibility Study included the following:

•	Refurbishment of existing site concrete batch plant to operate throughout Phase 2

•	Construction warehouse mobile equipment

•	Project management of the surface and underground facilities (excludes shaft-sinking and lateral development activities), including:

-	Engineering management
-	Project control services
-	Contract administration
-	Materials management
-	Construction management
-	No-load commissioning.

21.1.8	Owner’s Costs

The scope in this area from the 2016 Oyu Tolgoi Feasibility Study covered the following:

•	Overall program management of the complete Phase 2 works

•	Government permit applications

•	Customs/border management

•	Construction insurances

•	Interface management with the Operations group

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•	Overall engineering and construction management of the underground lateral and vertical development, including underground mass excavations and shaft-sinking.

21.1.9	Estimate Assumptions

The 2016 Oyu Tolgoi Feasibility Study noted that the following estimate assumptions were excluded from schedule contingency analysis, and states that if they could not be achieved, the project schedule could be delayed and/or execution duration extended. On a project of this magnitude, time-dependent costs, e.g., overheads, equipment rental etc., could be considerable:

•	All permissions required to initiate the project on time will be received without incurring additional cost or affecting the schedules

•	Transportation access from point of manufacture to the project site, including the border crossing, will be unrestricted.

21.1.10	Currency and Commodity Rates

For consistency of estimating and conversion of native currency costs to the US dollar reporting currency, fixed rates of currency exchange and key project commodities were established in the 2016 Oyu Tolgoi Feasibility Study and applied across all source estimates. Major currency exchange rates used were MNT2,037/US$ and RMB6.56/US$. The commodity rate assumptions are shown in Table 21-2. The estimate does not provide for variations in the exchange rates.

Concrete and shotcrete rates for the 2016 Oyu Tolgoi Feasibility Study were based on the engineered mix designs, Owner’s batch plant operation, OTLLC quarry operation, and use of imported bulk cement. Updated pricing for supply of imported cement, aggregate, and concrete additives was applied to the design mixes and recalculated concrete supply/delivery costs.

The backfill rate was based on average costs for Phase 1 construction. Surface rock handling rates were derived from first principles using OTLLC open pit fleet equipment and local decline and shaft waste stockpiles. Camp and catering costs allowed for a combination of site services to be provided by the OTLLC Operations group in support of the Phase 2 capital works construction, including airport handling, employee site busing, bottled drinking water, and camp and messing services.

21.1.11	Sustaining Capital

Sustaining capital costs were estimated in the 2016 Oyu Tolgoi Feasibility Study for tailings, processing, and underground mining, and infrastructure/other. Table 21-3 shows the sustaining capital cost for each area on a dollar-per-tonne processed basis, and the following sub-sections describe the basis for the cost estimates.

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Table 21-2:   Major Commodity Pricing Assumptions

Major Commodity	Unit	Value
Diesel fuel	L	1.27
Power	kWh	0.12
Concrete - surface works up to 35 MPa	US$/m3	125.0
Concrete - underground works up to 35 MPa	US$/m3	150.0
Concrete - underground works 35-80 MPa (high strength)	US$/m3	270.0
Shotcrete (40 MPa fibrecrete)	US$/m3	270.0
Backfill	US$/m3	25.4
Surface rock hauling (up to 1.6 km haul)	US$/t	1.3
Charter flights Ulaanbataar to Oyu Tolgoi	US$/return trip	229.0
Site support services	Camp man-day	25.0

Table 21-3:   Overall Sustaining Capital Cost Estimate Summary

Description	Unit	Value
Tailings storage facility construction	$/t processed	0.91
Concentrator	$/t processed	0.12
Underground mining	$/t processed	6.69
Infrastructure	$/t processed	0.18
Total	$/t processed	7.90

Note: The overall sustaining capital cost estimate presented is for Hugo North/Hugo North Extension Lift 1.

Tailings Storage Facility Construction

Potentially-acid forming mine waste was used for construction of the major tailings embankment structure, the downstream shell. Of the total amount of embankment material, 70%–80% consisted of mine waste placed by the mine fleet, and so was included in the open pit haulage estimate. Allowance was made for dozing mine dumped material to achieve the final contour. Other mine waste requiring controlled placement was to be delivered to a stockpile located between the pit and Cell 1 and was then to be reloaded and hauled to the TSF by a fleet of 60 t trucks.

Concentrator

Costs were included for replacement of the concentrator support mobile equipment, and mobile equipment supporting the construction of the tailings dam. Replacement was based on the operating life of each piece of equipment, which varies from 10–15 years.

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Costs were included to replace the fixed processing plant equipment after it is no longer feasible to maintain its designed function. Replacement costs were based on 0.5% per annum of the initial capital value.

An allowance was included to modify the expanded process streams after commencement of their operation. Most process plants typically require some minor changes to the initial design to attain design or optimum capacity.

Underground Mining

All mine development, lateral or vertical, was capitalized. This includes development associated with the material handling system, off-footprint ventilation infrastructure, permanent shafts, and main shops, undercut drill and blast, associated swell mucking, and drawbell drill and blast costs, and equipment replacement.

For Hugo North/Hugo North Extension, sustaining capital costs fell under four main categories:

•	Ongoing development: All mine development, lateral or vertical, is capitalized until after first ore (May 2020). All development not directly associated with the final material handling system, off-footprint ventilation infrastructure, permanent shafts, and main shops will be considered sustaining capital after that time.

•	Undercutting and caving: All undercut drill and blast, associated swell mucking, and drawbell drill and blast are considered sustaining capital. The only exception is the portion of this work done prior to first ore.

•	Ongoing construction: Construction activities included under the category of sustaining capital are projects that are considered routine and are an integral part of the mine operations. The mine schedule provides the information required to determine how many of each type of installation was required during each schedule period. The following work is included in this category:

-	Drawpoint lintels
-	Grizzlies
-	Truck-loading chutes
-	Ventilation control doors
-	Gathering sumps
-	Power stations (for portable substations)
-	Stations for portable refuge stations
-	Concrete road construction
-	Ventilation controls and bulkheads
-	Service doors

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•	Mobile equipment re-build and replacement: The annual cost of mobile equipment replacement is based on estimated operating hours. Mobile equipment re-build and replacement schedules are a product of the mining schedule. The following methodology was used to determine the annual cost of mobile equipment re-build and replacement:

-	Re-build life is estimated as 60% of the initial life of the equipment
-	Re-build cost is assessed at 40% of the base unit cost
-	Replacement cost is assessed at 100% of the base unit cost plus development allowance and freight
-	No replacement costs are provided for any of the mobile equipment during the final four years of mine operations, and no re-build costs are provided for any of the mobile equipment during the final two years.

Infrastructure and Other

Sustaining capital included the following:

•	Replacement of information and communication (ICT) equipment at a rate of 10% per annum of initial capital value

•	Refurbishment/replacement of the central heating plant boiler every 10 years

•	Refurbishment of process and non-process buildings approximately every 10 years

•	Expansion of the waste management centre to provide additional capacity.

21.1.12	Contingency

In general, the base estimate in the 2016 Oyu Tolgoi Feasibility Study was developed on the following principles:

•	The project will be implemented in accordance with the project execution plan assuming typical site conditions known for the project location without undue interruptions from abnormal weather, civil unrest, and the like

•	Neat quantity take-offs were prepared from the available developed design, with the addition of design growth allowances to represent conditions anticipated at design completion

•	Equipment and bulk material pricing rates are taken from a combination of formal quotes, budget quotes, informal quotes, and historical experience. Quoted rates were adjusted, where deemed appropriate, to include specific project terms and conditions, wastage, freight components, and the like

•	Installation pricing rates are based primarily on pre-suspension awarded data or Phase1 project experience

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•	Costs are escalated to the anticipated time of expenditure based on projected pricing indices

•	Exchange rates are fixed.

The amount of contingency included was based on a risk analysis of the quality and maturity of the major estimate input variables plus the identified discrete risk events, with consideration to the level of allowances and provisions included in the base estimate. The capital contingency added to the 2016 Oyu Tolgoi Feasibility Study estimate was approximately 14%.

Major estimate input variables included scope definition, pricing rates, and implementation methodology. Discrete risk events addressed the issues that cannot be included in the development of the base estimate because of uncertainty over the likelihood of occurrence and cost impact; that is these events are possible not probable. The amount of contingency was calculated as the difference between the mean value from a Monte Carlo simulation and the base estimate value plus the outcome of the discrete risks analysis.

21.2	Operating Cost Estimates

21.2.1	Summary

Table 21-4 provides an overview of the Hugo North/Hugo North Extension Lift 1 operating cost estimate. Operating costs for the Entrée 20% attributable interest in Hugo North Extension Lift 1 are discussed in Section 22.

The operating costs were based on a mine plan that consists of both the Oyut open pit material and Hugo North/Hugo North Extension Lift 1 underground ore. The Oyut pit supplies the initial source of ore to the mill at a nominal capacity of 100 kt/d. Once production from underground commences, the open pit feed to the mill is continually displaced by the higher-grade ore from Hugo North/Hugo North Extension Lift 1. Production of ore from Hugo North Lift 1 ramps up from 2020 until 2027 when it reaches a steady-state production level.

Feed from the underground mine is planned to commence from 2020 and then ramp up to the full underground design tonnage of 95 kt/d. The mill operating rate at that time will be a nominal 110 kt/d, due to the softer and higher processing throughput rate of the Hugo North/Hugo North Extension Lift 1 ore. The underground discussion in this section describes operating costs from the underground-only mining operation through to the completion of mining North/Hugo North Extension Lift 1.

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Table 21-4:   Overall Operating Cost Estimate Summary

Description	Unit	Value
Underground mining	$/t processed	6.19
Processing	$/t processed	8.41
Infrastructure and other operating	$/t processed	2.04
Total	$/t processed	16.64

Note: operating costs are for Hugo North/Hugo North Extension Lift 1.

Operating costs for the concentrator and infrastructure in the 2016 Oyu Tolgoi Feasibility Study represent a combined open pit and underground mining operation post-2015, assuming the Phase 2 underground operation is undertaken in conjunction with open pit mining.

The operating cost estimates include all expenses to operate and maintain the Oyu Tolgoi plant plus the sustaining capital required to keep the plant running at its design capacity. Escalation is excluded from the operating costs per Rio Tinto guidelines. No cost of financing is included. No royalties or joint venture fees are included. Power has been treated as a purchased utility from a third-party provider.

The following subsections describe the estimate basis and assumptions.

21.2.2	Underground Operating Costs

The underground operations work was assumed to be performed by OTLLC crews. During mine construction and ramp-up, the operations team would be supported by development contractors.

Operating costs were based on a workforce employed directly by OTLLC. Operating costs include direct production costs (mucking, hauling, crushing, conveying, and hoisting); mine support costs (equipment maintenance, ventilation, power costs, services, logistics, and pumping); and mine management (management, tech services, safety, training, and administration). This includes all activities associated with production, which includes moving ore from the cave to the surface. Operating-type costs that incurred before the start of production are captured under the same cost codes but are capitalized.

The underground mining cost assumptions are summarized by area in Table 21-5.

21.2.3	Process Operating Costs

Process operating costs over the Hugo North/Hugo North Extension Lift 1 were estimated to average US$8.41/t of processed mill feed (Table 21-6).

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Table 21-5:   Hugo North/Hugo North Extension Lift #1 Underground Costs

Description	Units	Operating Cost
Freight	US$M	27
Oyu Tolgoi site spares and contractor support	US$M	107
Operations	US$M	36
Underground mining operations	US$M	2,398
Duties and taxes	US$M	261
Contingency	US$M	262
Total (US$M)	US$M	3,091
	$/t	6.19

Table 21-6:   Average Processing Costs

Description	US$/t
Power	3.16
Media	1.41
Reagents	0.34
Water	0.21
Maintenance Materials	1.36
Bagging	0.24
Labour	0.62
Miscellaneous	0.26
VAT and duties	0.81
Total	8.41

Note: average processing costs are for Hugo North/Hugo North Extension Lift 1.

Power

The concentrator electrical load included all equipment and ancillaries in the concentrator buildings and the primary crushing, overland conveying, tailings pumping, water reclaim, and seepage control areas. Energy consumption was based on the Phase 1 specific rate (kWh/t), scaled for ore competence and throughput. The average Phase 2 throughput was estimated 40.4 Mt/a, and requiring 26.4 kWh/t, at the current grid power unit cost of $0.12/kWh.

Media

Media included the media for the SAG, ball, and regrind mills. Media consumption rates were based on Phase 1 consumptions, but were adjusted for ore abrasiveness. Unit consumptions for grinding media are as shown in Table 21-7.

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Table 21-7:   Unit Consumption of Grinding Media

Grinding Line	Unit	Value
SAG milling, 125 mm steel balls	(kg/t)	0.5
Ball milling, 75 mm steel balls	(kg/t)	0.45
Regrind, 17 mm steel balls	(kg/kWh)	0.053

Note: unit consumptions presented are for Hugo North/Hugo North Extension Lift 1.

Reagents

Reagent additions were based on operating data for Southwest (Oyut) ore and were estimated for Hugo North/Hugo North Extension ores from laboratory results. Reagent costs were based on OTLLC current pricing.

Water

The current industrial water rate of 959 TMK/m3 ($0.47/m3) was used with a unit concentrator consumption rate of 0.45 m3/t dry ore processed to estimate water costs for the use of the concentrator only.

Maintenance Materials

Maintenance materials, including mill and crusher liners, wear plates, and regular maintenance spares required in the normal course of operation, were budgeted on annual basis. The annual maintenance cost also included allowances for items such as screen decks and panels, cyclone parts, pump internals, flotation cell impellors/stators, bearings, and fixed plant lubricants. Mill and crusher liner replacement items were estimated at US$20.5 million per year, with the balance of items adding to an average annual average cost of $55 million per year.

Bagging

All copper concentrate is bagged. The estimated cost of bags is $19.48 each inclusive of VAT ($17.27 per bag and $2.27 per bag tag). An increment of $0.20/t ore processed was added to account for the higher rate of concentrate production expected from the higher-grade Hugo North/Hugo North Extension ore.

Labour

The concentrator workforce plan was based upon the review of 2015 actual labour levels and the 2016 plan estimate. A moderate level of workforce reduction, as forecast in the 2016–2017 plan, was included in the concentrator labour estimate. The labour force is expected to decline over the long term with a very slight rise during the mining of Hugo North/Hugo North Extension due to an increase in concentrate production and bagging labour. Therefore, it has been assumed this increase will be

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offset by workforce decline and increased productivity and efficiency in the concentrator and tailings areas. Labour cost is estimated at $25 million per year.

Miscellaneous

Miscellaneous costs included the cost for concentrator mobile equipment, filter clothes, laboratory supplies, safety supplies, controls and communications, general and administrative costs attributable to the concentrator, and external contractors and consultants. Process overhead costs were estimated at US$0.74 million per year. External services included mine/mill maintenance and processing-related professional services, consultants, and Rio Tinto group services, and services for outsourced functions such as industrial cleanup service. With the exception of the assay laboratory contract, which was treated as running over the LOM, the scope of services generally covered close technical support or supervision of maintenance, operations, and technical support activities, rather than provision of the service in its entirety.

21.2.4	Infrastructure and Other Operating Costs

The infrastructure operating cost estimate of $2.04/t processed covered the costs directly attributable to operational activities of the infrastructure department. The main responsibilities of this department are to operate and maintain all Phase 1 and Phase 2 site infrastructure, including:

•	Central heating plant (CHP)

•	Raw water supply from the borefields north of the site

•	Heavy mobile equipment (HME) facility

•	Warehouse (buildings only)

•	Water bottling plant

•	Electrical utilities other than the power plant and 220 kV distribution

•	Camp facility (buildings only)

•	Airport

•	Light vehicle facility

•	Other building maintenance, including the waste management centre.

The cost estimate adopted the cost element groups used by the 2016 Oyu Tolgoi Feasibility Study team at the time. These included:

•	Labour

•	Fixed overheads

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•	Utilities

•	External services

•	Materials.

21.2.5	General and Administrative Operating Costs

G&A costs are not discussed in this section of the Report because the JVA does not participate in G&A costs. Instead the Entrée/Oyu Tolgoi JV pays a separate monthly administration charge to OTLLC; this charge is described in Section 22 of the Report.

21.2.6	Closure Costs

The mine closure estimate in the 2016 Oyu Tolgoi Feasibility Study was prepared using quantities and installation hours from existing capital cost estimates and the closure plan. The hours required for demolition were assumed to be 20% of the original install and construct hours for most of the surface infrastructure.

No residual or salvage values were included. The closure expenditures are assumed to commence 10 years prior to the completion of mining and processing after which there is a 10-year post-closure monitoring program, which is in turn followed by a long-term monitoring and inspection program. The estimate contained direct costs consisting, among others, of the following:

•	Costs prior to closure

•	Demolition and disposal of permanent facilities

•	Rehabilitation and revegetation

•	Collection, treatment, and disposal of hazardous wastes

•	Human resources

•	Community and socioeconomic initiatives.

•	Post-closure monitoring and ongoing obligations.

The estimate also included indirect costs, including the following:

•	Closure support facilities

•	Catering costs

•	Closure EPC services

•	Owner’s costs.

•	Contingency, currently evaluated at 25% of all direct and indirect costs.

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The total projected cost of closure of the Oyu Tolgoi mine site is $1.293 billion, or approximately $0.90/t processed. The costs are summarized in Table 21-8. All costs are expressed in 2016 U.S. dollars with no allowances for escalation beyond this period.

21.2.7	Escalation

Escalation was excluded from all operating cost estimates.

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Table 21-8:   Closure Cost Estimate

Cost Item	(US$M)
Direct costs
Demolition and removal of permanent facilities	345
Rehabilitation and revegetation	317
Treatment and disposal of hazardous wastes	3
Human Resources	32
Community	31
Post-closure monitoring and other obligations	4
Subtotal Direct costs	732
Indirect costs
Closure support facilities	68
Closure management (EPCM) services	54
Owner’s costs incl. 10% VAT	123
Subtotal Indirect costs	245
Contingency (25%)	247
VAT and duties	69
Total closure cost	1,293
US$/tonne processed	0.90

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22.0	ECONOMIC ANALYSIS

22.1	Cautionary Statement

The results of the economic analyses discussed in this section represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Information that is forward-looking includes:

•	Mineral Resource and Mineral Reserve estimates

•	Assumed commodity prices and exchange rates

•	The proposed mine production plan

•	Projected mining and process recovery rates

•	Assumptions as to mining dilution

•	Sustaining costs and proposed operating costs

•	Interpretations and assumptions as to joint venture and agreement terms

•	Assumptions as to closure costs and closure requirements

•	Assumptions as to environmental, permitting and social risks.

Additional risks to the forward-looking information include:

•	Changes to costs of production from what is assumed

•	Unrecognized environmental risks

•	Unanticipated reclamation expenses

•	Unexpected variations in quantity of mineralized material, grade or recovery rates

•	Geotechnical or hydrogeological considerations during mining being different from what was assumed

•	Failure of mining methods to operate as anticipated

•	Failure of plant, equipment or processes to operate as anticipated

•	Changes to assumptions as to the availability of electrical power, and the power rates used in the operating cost estimates and financial analysis

•	Ability to maintain the social licence to operate

•	Accidents, labour disputes and other risks of the mining industry

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•	Changes to interest rates

•	Changes to tax rates.

The cash flows are based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions, or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all the benefits of the Oyu Tolgoi Investment Agreement, including with respect to taxes and royalties. If Entrée is not entitled to all the benefits of the Oyu Tolgoi Investment Agreement, it could have an adverse effect on Entrée’s future cash flow and financial condition. For example, Entrée could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. To become entitled to the benefits of the Oyu Tolgoi Investment Agreement, Entrée may be required to negotiate and enter into a mutually acceptable agreement with the Government of Mongolia or other Oyu Tolgoi stakeholders, with respect to Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV property mineralization or otherwise.

22.2	Summary

Amec Foster Wheeler completed an economic analysis for Entrée’s 20% attributable portion of the Hugo North Extension Lift 1 deposit within the Entrée/Oyu Tolgoi JV property using both pre-tax and after-tax discounted cash flow analysis. The economic analysis was prepared using the following long-term metal price estimates: copper at US$3.00/lb; gold at US$1,300/oz and silver at US$19.00/oz.

The pre-tax cash flow and the after-tax net present value at a discount rate of 8% (NPV@8%) for Entrée’s 20% attributable portion (referred to by Entrée as the 2018 Reserves case) is US$382 million and US$111 million respectively. A summary of the financial results for Entrée’s 20% attributable portion of Hugo North Extension Lift 1 is shown in Table 22-1. Internal rate of return (IRR) and payback are not presented because with 100% financing, neither is applicable.

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Table 22-1:    Summary Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)

	Units	Item
LOM processed material (Entrée/Oyu Tolgoi JV Property)
Probable Mineral Reserve feed		34.8 Mt grading 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)
Copper recovered	Mlb	1,115
Gold recovered	koz	514
Silver recovered	koz	3,651
Entrée’s 20% attributable portion financial results
LOM cash flow, pre-tax	US$M	382
NPV(5%), after-tax	US$M	157
NPV(8%), after-tax	US$M	111
NPV(10%), after-tax	US$M	89

Notes:

1.	Long-term metal prices used in the NPV economic analyses are: copper US$3.00/lb, gold US$1,300/oz, silver US$19.00/oz.

2.	The Mineral Reserves within Hugo North Extension Lift 1 are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

3.	Figures have been rounded.

Mine site cash costs, total cash costs (C1), and all-in sustaining costs are shown in Table 22-2 for Entrée’s 20% attributable portion of Hugo North Extension Lift 1. Cash costs are those costs relating to the direct operating costs of the mine site including:

•	On site operating costs (direct mining, processing, and tailings)

•	Capital carrying costs (amortization charge)

•	Administrative fees

•	Refining, smelting, and transportation costs

Total cash costs (C1 costs) are the cash costs less by product credits for gold and silver. All-in sustaining costs after credits are the total cash costs plus mineral royalties and sustaining capital charges.

The following subsections provide details on the economic analysis that supports the Mineral Reserves within Hugo North Extension Lift 1.

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Table 22-2:   Mine Cash and All-in Sustaining Costs for for Entrée’s 20% Attributable Portion

Description	Unit	LOM Average
Mine site cash cost	$/lb payable copper	0.95
TC/RC, royalties and transport	$/lb payable copper	0.29
Total cash costs before credits	$/lb payable copper	1.24
Gold credits	$/lb payable copper	0.62
Silver credits	$/lb payable copper	0.06
Total cash costs after credits	$/lb payable copper	0.56
Total all-in sustaining costs after credits	$/lb payable copper	1.03

Note: TC/RC = treatment and refining charges

22.3	Methodology Used

The economic analysis for Entrée’s 20% attributable portion of Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property was carried out using a financial model developed by Amec Foster Wheeler. The financial model uses the discounted cash flow (DCF) approach. This method of valuation requires projecting yearly cash inflows, or revenues, and subtracting yearly cash outflows such as operating costs, capital costs, royalties, and taxes. The resulting net annual pre-tax and after-tax cash flows are discounted back to the date of valuation and totalled to determine the net present value (NPV) of the project at 5%, 8%, and 10% discount rates.

The economic analysis includes sensitivities to variations in capital costs, operating costs, copper grade, and copper price.

It should be noted that, for the sake of discounting, cash flows are assumed to occur at the end of each period. Cash flows are discounted to the beginning of 2019, and then added to the 2018 undiscounted cash flows for the NPV calculations.

22.4	Financial Model Parameters

The financial model has been prepared on the basis of the assumptions outlined in the following sub-sections.

22.4.1	Mineral Reserve Estimates

Table 22-3 shows the total Hugo North Extension Lift 1 Mineral Reserve estimate that will be mined and processed from the Entrée/Oyu Tolgoi JV property and also shows Entrée’s 20% attributable portion of that production forecast.

Figure 22-1 provides the Entrée/Oyu Tolgoi JV property annual production profile including grades for copper, gold, and silver.

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Table 22-3:    Entrée/Oyu Tolgoi JV Property Hugo North Extension Mineral Reserve Mined and Processed in Mine Plan

Units	Total Entrée/Oyu Tolgoi JV Property	Entrée's 20% Attributable Production
kt	34,796	6,959
Cu (%)	1.59	1.59
Au (g/t)	0.55	0.55
Ag (g/t)	3.72	3.72

Figure 22-1:   Mine Production (total Entrée/Oyu Tolgoi JV property)

Note: Figure prepared by Amec Foster Wheeler, 2017. Entrée has a 20% interest in ore extracted from Hugo North Extension Lift 1.

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

22.4.2	Metallurgical Recoveries

Metallurgical recoveries calculated for Hugo North Extension Lift 1 are shown in Table 22-4.

22.4.3	Metal Prices, Smelting and Refining Terms

Metal prices and smelting and refining terms assumed for Hugo North Extension Lift 1 are shown in Table 22-5.

Concentrate shipping costs are assumed at US$35.2/wet*tonne, which is a 30% premium compared to the BDT31 shipping costs. The premium is to account for additional handling and marketing costs for Entrée’s concentrates.

Concentrate payable terms are shown in Table 22-6. The economic analysis includes a silver refining charge of US$0.45/oz Ag, derived from the 2016 Turquoise Hill Technical Report (Peters and Sylvester, 2016).Both arsenic and fluorine are penalty elements; however, only fluorine exceeds the penalty limit and incurs a charge, as shown in Table 22-7.

22.4.4	Royalties

Entrée has anticipated that by the time the Entrée/Oyu Tolgoi JV property goes into production, Entrée will pay the same stabilized royalty rate as OTLLC, which is the 5% regular royalty. Furthermore, Entrée has assumed that the company will maintain its 20% interest in the Entrée/Oyu Tolgoi JV property as part of the stabilization agreement.

Accordingly, the financial model assumes that a 5% royalty applies, and that no other special or surtax royalties apply. The royalty is applied to the gross metal sales for copper, gold, and silver.

22.4.5	Capital Costs

Amec Foster Wheeler apportioned the overall capital and sustaining capital costs according to Entrée’s interpretation of the terms of the Entrée/Oyu Tolgoi JV agreement for use in the economic assessment. This interpretation includes:

•	OTLLC is responsible for 80% of all capital expenditures incurred on the Entrée/Oyu Tolgoi JV property for the benefit of the Entrée/Oyu Tolgoi JV and Entrée is responsible for the remaining 20%

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Table 22-4:   Metallurgical Recoveries

Deposit	Concentrate Cu Grade (%)	Recovery (%)
		Cu	Au	Ag
Hugo North Extension Lift 1	31	90.6	82.3	87.3

Table 22-5:   Metal Prices, Smelting and Refining Terms

Parameter	Unit	Long-Term Financial Analysis Assumptions
Copper price	US$/lb	3.00
Gold price	US$/oz	1,300
Silver price	US$/oz	19.00
Treatment charges	US$/dmt conc.	85.00
Copper refining charge	US$/lb	0.085
Gold refining charge	US$/oz	4.50

Table 22-6:   Concentrate Payable Terms

Terms	Item	Units	Value
Copper terms	Cu deduction (units)%		1
	Payable Cu		96.0%
Silver terms	Minimum	g/t	30
	Payable Ag		90.0%
Gold terms	Payable Au terms	g/t	%
		0	0.0%
		1	90.0%
		3	94.0%
		5	95.0%
		10	97.0%
		20	97.5%
		50	98.3%

Table 22-7:   Penalty Elements

Item	Units	As	F
Concentrate limit	ppm	3,000	300
Payment unit (PU)	ppm	1,000	100
Penalty	$/dmt/PU	2	2
Rejection limit	ppm	5,000	1,000

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

•	Any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. Mill feed from the Entrée/Oyu Tolgoi JV property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs)

•	Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV property

•	Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence (facilities and underground infrastructure) as an amortization charge for capital costs that will be calculated in accordance with Canadian generally-accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-ofmine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled

•	For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV property, Entrée will recognize its proportional share of costs at the time of actual expenditure

•	Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The total Hugo North Extension Lift 1 capital cost and sustaining capital cost within the Entrée/Oyu Tolgoi JV property is estimated at US$261.7 million, whereas the amortized capital is estimated at $395.7 million.

Entrée’s 20% attributable portion of the Hugo North Extension Lift 1 development/sustaining and amortized capital cost is US$52.3 million and US$79.1 million respectively.

Table 22-8 and Table 22-9 provide a summary of the capital costs for Hugo North Extension Lift 1. Treatment of capital within the financial model as provided by Entrée is shown in Table 22-10.

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Table 22-8:   Mine Development and Sustaining Capital

	Unit	Entrée/Oyu Tolgoi JV Property	Entrée 20% Attributable
Mine Shaft 4		28.9	5.8
Hugo North Lift 1 development	US$ M	232.8	46.6
Total mine development capital	US$ M	261.7	52.3

Note: Capital costs are inclusive of indirect costs, Mongolian custom duties, VAT, and contingency.

Table 22-9:   Amortized Capital

	Unit	Entrée/Oyu Tolgoi JV Property	Entrée 20% Attributable

Mine Shaft #2	US$ M	22.5	4.5
Mine Shaft #3	US$ M	24.6	4.9
Mine Shaft #5	US$ M	7.3	1.5
Hugo North Lift #1 U/G construction	US$ M	205.7	41.1
Infrastructure and CHP	US$ M	48.1	9.6
Concentrator	US$ M	18.2	3.6
Tailings	US$ M	38.0	7.6
Reclamation	US$ M	31.3	6.3
Total facilities capital	US$ M	395.7	79.1

Note: OTLLC capital costs are inclusive of indirect costs, Mongolian custom duties, VAT, and contingency. U/G = underground, CHP = central heating plant.

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Table 22-10:   Treatment of Capital

Capital Item	Calculation Treatment
Concentrator expansion	100% allocated to Oyu Tolgoi (no allocation to the Entrée/Oyu Tolgoi JV property)
Mine Shaft #2, 3 and 5	100% allocated to Oyu Tolgoi (no allocation to the Entrée/Oyu Tolgoi JV property)
Mine Shaft #4	Total capital costs x (Total Entrée/Oyu Tolgoi JV property tonnes / Total Lift #1 tonnes) x 20%
Hugo North Lift #1 UG construction	Total capital costs on Entrée/Oyu Tolgoi JV property area x 20%
Infrastructure and CHP	100% allocated to Oyu Tolgoi (no allocation to the Entrée/Oyu Tolgoi JV property)
Miscellaneous indirect capital costs

Total misc indirect capital costs to be 100% allocated on a proportionate basis of total costs to concentrator expansion, mine shafts, Hugo North Lift #1 UG construction and Infrastructure.

Example: Total Misc Indirect Capital Costs x (Concentrator Expansion / (Concentrator expansion + Mine shaft #2, 3, 4, 5 + Hugo North Lift#1 UG Construction + Infrastructure & CHP) = Amount to be allocated to Concentrator Expansion capital cost pool

Detailed engineering	Total detailed engineering capital costs to be 100% allocated on a proportionate basis of total costs to concentrator expansion, mine shafts, Hugo North Lift #1 UG construction and Infrastructure.
Example: Total Detailed Engineering Capital Costs x (Concentrator Expansion / (Concentrator expansion + Mine shaft #2, 3, 4, 5 + Hugo North Lift#1 UG Construction + Infrastructure & CHP) = Amount to be allocated to Concentrator Expansion capital cost pool
Project management and construction/Engineering project management and construction

Total Project Management and Construction/Engineering Project Management and Construction capital costs to be 100% allocated on a proportionate basis of total costs to concentrator expansion, mine shafts, Hugo North Lift #1 UG construction and Infrastructure.

Example:  Total PMC / EPMC Capital Costs x (Concentrator Expansion / (Concentrator expansion + Mine shaft #2, 3, 4, 5 + Hugo North Lift#1 UG Construction + Infrastructure & CHP) = Amount to be allocated to Concentrator Expansion capital cost pool

Owners project management

Total Owners Project Management capital costs to be 100% allocated on a proportionate basis of total costs to concentrator expansion, mine shafts, Hugo North Lift #1 UG construction and Infrastructure.

Example:  Total Misc Indirect Capital Costs x (Concentrator Expansion / (Concentrator expansion + Mine shaft #2, 3, 4, 5 + Hugo North Lift#1 UG Construction + Infrastructure & CHP) = Amount to be allocated to Concentrator Expansion capital cost pool

VAT and duties	Specific VAT and duties to be allocated directly to each specific capital cost pool

Note: Misc = miscellaneous, UG = underground, CHP = central heating plant, PMC = project management and construction, EPCM = engineering, procurement and construction management, EPMC = engineering project management and construction, PM = project management, VAT = value-added tax.

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

22.4.6	Operating Costs

The operating costs for the Hugo North Extension Lift 1 deposit within the Entrée/Oyu Tolgoi JV property on a per tonne milled basis averages US$37.08 over the LOM. Entrée’s 20% attributable portion of the operating costs averages US$37.08 over the LOM. Table 22-11 provides a breakdown of the operating costs for Hugo North Extension Lift 1.

Treatment of the operating costs for Hugo North Extension Lift 1 within the financial model are detailed within Table 22-12.

An annual license fee is payable against operating costs. The annual licence fee is to keep the Shivee Tolgoi and Javhlant MLs in good standing and is approximately US$944,000. The annual fees for the period October 27, 2017 to October 27, 2018 were paid on September 5, 2017.

In addition to direct operating expenditures, Entrée incurs an asset amortization charge for the use of OTTLC assets. The US$79.1 million amortization charge (refer to Table 22-9) is carried against operating costs and is based on the calculation treatment described in Table 22-13.

22.4.7	Loan

Entrée advised that under the terms of the JVA, Entrée may be carried through to production, at its election, by debt financing from OTLLC with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month. Therefore, Entrée assumes that the company will not be obliged to contribute cash to the Entrée/Oyu Tolgoi JV property for its portion of operating and capital expenditures and will receive 10% of its share of cash flow from the Entrée/Oyu Tolgoi JV property until such time as any loans outstanding are repaid and 100% thereafter.

As at September 30, 2017, accrued interest on the loans at prime rate plus 2% per annum was US$1,753,696. The principal amount of the loans was US$6,000,518. To date, the loans primarily comprise contributions made by OTLLC on Entrée’s behalf to exploration programs and budgets and for licence fee payments.

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Table 22-11:   Operating Costs

Description	Unit	Value
Mining	$/t processed	6.19
Processing	$/t processed	8.41
Infrastructure and other operating	$/t processed	2.04
Amortized mining costs	$/t processed	8.86
Amortized process costs	$/t processed	0.52
Amortized tailings costs	$/t processed	1.09
Total refining and transportation costs	$/t processed	8.66
Total operating expenditure	$/t processed	35.76
Administration charge (2% during development; 2.5% during production) and annual license fee	$/t processed	1.32
Total	$/t processed	37.08

Table 22-12:   Treatment of Operating Costs

Operating Expenditure	Calculation Treatment
Concentrate transport	Entrée’s per tonne concentrate production x concentrate transport costs per tonne
Treatment and refining charges	Entrée’s per tonne concentrate production x treatment and refining charges per tonne
Penalties	Entrée’s per tonne concentrate production x penalties per tonne
Mining costs – Hugo North	Total Hugo North mine operating cost x (Entrée/Oyu Tolgoi JV property Hugo North Extension Lift 1 mined tonnes / total Hugo North Lift 1 mined tonnes) x 20%
Processing costs	Total processing costs x (Entrée/Oyu Tolgoi JV property processed tonnes / total process tonnes) x 20%
General and administration (G&A)	n/a
Operations support	Total operations support costs x (Entrée/Oyu Tolgoi JV property mined tonnes / total mined tonnes) x 20%
Administration charge	2.00% x (operating costs + capital costs) allocated to Entrée during each deposits development; 2.50% x (operating costs + capital costs) allocated to Entrée during each deposits production

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Table 22-13:   Treatment of Depreciation Charge

Amortization Charges	Calculation Treatment
Process plant	(Total process plant capital / total LOM concentrate produced) x Entrée/Oyu Tolgoi JV property concentrate produced x 20%
Concentrator expansion	(Total concentrator expansion capital / total LOM concentrate produced) x Entrée/Oyu Tolgoi JV property concentrate produced x 20%
Underground mine capital Lift 1 (including Shafts 1–5)	(Total underground mine capital less Entrée’s portion) / total LOM mined tonnes) x Entrée/Oyu Tolgoi JV property mined tonnes x 20%
Infrastructure	(Total Infrastructure less Entrée’s portion) / total LOM mined tonnes) x Entrée/Oyu Tolgoi JV property mined tonnes x 20%
Tailings	(Total tailings capital / total LOM concentrate produced) x Entrée/Oyu Tolgoi JV property concentrate produced x 20%

22.4.8	Depreciation

The US$52.3 million in mine development capital (Table 22-8refer to Table 22-8) is depreciated on a unit of production basis over the underground tonnes mined.

With respect to development capital costs for existing OTLLC facilities, Entrée has advised that these capital costs will have been fully depreciated prior to the processing of ore from the Entrée/Oyu Tolgoi JV property through the OTLLC facilities, and no amortization allowance for such development capital costs is payable.

22.4.9	Taxes

Mongolian Corporate Income Taxes (CIT) are applied to the total net income at 10% on the first MNT 3bln (approximately US$1.2 million) and 25% on the remainder. Prior years income tax losses are carried forward and applied to current years taxable income balance. There is an opening tax loss balance of US$5.7 million.

22.5	Economic Analysis

Amec Foster Wheeler completed an economic analysis for Entrée’s 20% attributable portion of the Hugo North Extension Lift 1 deposit within the Entrée/Oyu Tolgoi JV property using both pre-tax and after-tax discounted cash flow analyses. Underlying assumptions in the analysis include:

•	All pricing within the financial analysis is based on 2018 constant dollars. No escalation is applied

•	For the analysis, Entrée have advised that under the JVA, all costs of operations under each program and budget will, to the extent practicable, be allocated at the time the program and budget is adopted between the Entrée/Oyu Tolgoi JV property and the Oyu Tolgoi ML, based on the proportions in which each of them benefits most from such operations. OTLLC shall pay for 100% of costs allocated

February 2018 Project Number: 197631	Page 22-13

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

to the Oyu Tolgoi ML and all associated liabilities including for environmental compliance. The balance of such costs shall be borne and paid by the participants in accordance with their respective participating interests (i.e. Entrée 20%; OTLLC 80%)

•	Entrée is carried through to production by debt financing from OTLLC with interest accruing at prime (Royal Bank Prime of 3.2%) +2%, or approximately 5.2%. Debt repayment is made from 90% of monthly available cash flow arising from sale of Entrée’s share of products. Entrée receives 10% of its share of cash flow from the Entrée/Oyu Tolgoi JV property until the loans outstanding balance is repaid and 100% thereafter.

For Entrée’s 20% attributable portion, using a discount rate of 8%, the pre-tax net present value (NPV) is approximately US$150 million. The after-tax NPV@8% is approximately US$111 million.

Table 22-14 provides a summary of key financial outcomes for Entrée’s 20% atributable portion of the Entrée/Oyu Tolgoi JV property. The internal rate of return (IRR) and payback are not presented in Table 22-14 because with 100% financing, neither is applicable.

Figure 22-2 provides a distribution of Entrée’s 20% attributable portion cash flows over the LOM.

Table 22-15 and Table 22-16 provide the cash flow details on an annualized basis for Entrée’s 20% attributable portion.

22.6	Sensitivity Analysis

A sensitivity analysis was performed for Entrée’s 20% atributable portion sensitivity to variations in capital costs, operating costs, copper grade, and copper price. Entrée’s 20% attributable portion is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs. The copper grade sensitivity mirrors the copper price and plots on the same line. Figure 22-3, Figure 22-4, Figure 22-5, and Figure 22-6 provide sensitivity spider graphs for pre-tax and after-tax cash flow and NPV for Entrée’s 20% atributable portion.

22.7	Comment on Section 22

The financial model presented in this Report has assumed that Shaft 4 will be located within the Entrée/Oyu Tolgoi JV property. As noted in Section 16.7, OTLLC has notified Entrée that the location for Shaft 4 may be moved to the Oyu Tolgoi ML.

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Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Table 22-14:   Summary Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)

Pre-Tax Cash Flow		Units	Total
Cumulative cash flow			382,373
NPV @	5%	kUS$	210,857
NPV @	8%	kUS$	149,720
NPV @	10%	kUS$	119,849
After-Tax Cash Flow		Units	Total
Cumulative cash flow			286,208
NPV @	5%	kUS$	157,252
NPV @	8%	kUS$	111,421
NPV @	10%	kUS$	89,068

Figure 22-2:   LOM Cash Flow for Entrée’s 20% Attributable Portion

Note: Figure prepared by Amec Foster Wheeler, 2018.

February 2018 Project Number: 197631	Page 22-15

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Table 22-15:   Cash Flow for Entrée’s 20% Attributable Portion (2018 to 2026)

	Units	Total	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9
			01/01/ 2018	01/01/ 2019	01/01/ 2020	01/01/ 2021	01/01/ 2022	01/01/ 2023	01/01/ 2024	01/01/ 2025	01/01/ 2026
			365	365	366	365	365	365	366	365	365
			1	2	3	4	5	6	7	8	9
Tonnage	kt	34,796.33	—	—	—	111.70	137.61	370.04	106.26	112.38	246.70
Cu	%	1.59	—	—	—	0.22	0.27	1.18	1.67	1.54	0.93
Au	g/t	0.55	—	—	—	0.01	0.01	0.34	0.56	0.59	0.38
Ag	g/t	3.72	—	—	—	0.60	0.81	2.87	4.33	3.90	2.68
Cash flow
Cu	kUS$	621,881	—	—	—	207	328	4,819	1,994	1,936	2,491
Au	kUS$	128,672	—	—	—	—	—	817	395	442	601
Ag	kUS$	12,486	—	—	—	5	9	101	44	42	62
Total revenue	kUS$	763,039	—	—	—	212	337	5,738	2,433	2,420	3,154
Mineral royalties (gross sales value)	kUS$	38,152	—	—	—	11	17	287	122	121	158
Surtax royalty	kUS$	—	—	—	—	—	—	—	—	—	—
Net revenue	kUS$	724,887	—	—	—	201	320	5,451	2,312	2,299	2,997
Total operating costs on site	kUS$	115,802	—	—	—	372	458	1,232	354	374	821
Total capital carrying charge	kUS$	72,876	—	—	—	225	277	765	223	235	509
Total administration charge	kUS$	9,191	226	219	297	304	421	302	255	274	280
Total refining & transportation costs	kUS$	60,244	—	—	—	32	49	465	192	189	280
Net smelter return (NSR)	kUS$	702,796	—	—	—	180	288	5,273	2,241	2,231	2,875
Operating profit (EBITDA)	kUS$	466,774	(226)	(219)	(297)	(731)	(886)	2,688	1,288	1,227	1,107
Total operating costs	kUS$	258,113	226	219	297	932	1,206	2,763	1,023	1,072	1,890
Depreciation	kUS$	52,342	—	—	—	41	85	254	79	93	222
Total production costs	kUS$	310,455	226	219	297	973	1,290	3,017	1,103	1,165	2,112
Net revenue	kUS$	724,887	—	—	—	201	320	5,451	2,312	2,299	2,997
Production costs	kUS$	310,455	226	219	297	973	1,290	3,017	1,103	1,165	2,112
Net income before taxes	kUS$	414,432	(226)	(219)	(297)	(772)	(970)	2,434	1,209	1,133	885

February 2018 Project Number: 197631	Page 22-16

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	Units	Total	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9
			01/01/ 2018	01/01/ 2019	01/01/ 2020	01/01/ 2021	01/01/ 2022	01/01/ 2023	01/01/ 2024	01/01/ 2025	01/01/ 2026
			365	365	366	365	365	365	366	365	365
			1	2	3	4	5	6	7	8	9
Federal tax	kUS$	96,165	—	—	—	—	—	—	—	—	—
Depreciation	kUS$	52,342	—	—	—	41	85	254	79	93	222
Reclamation accrual	kUS$	6,263	—	—	—	20	25	67	19	20	44
Net income after taxes	kUS$	364,345	(226)	(219)	(297)	(751)	(910)	2,621	1,269	1,207	1,062
10% cash flow pass through	kUS$	36,703	—	—	—	—	—	262	127	121	106
Cash flow after loan payment	kUS$	249,833	—	—	—	—	—	—	—	—	—
Final loan balance	kUS$	329	—	—	—	—	—	—	—	—	—
Cash flow after tax	kUS$	286,208	—	—	—	—	—	262	127	121	106
NPV @ 5%	kUS$	157,252
NPV @ 8%	kUS$	111,421
NPV @ 10%	kUS$	89,068
Cash flow before tax	kUS$	382,373	—	—	—	—	—	262	127	121	106
NPV @ 5%	kUS$	210,857
NPV @ 8%	kUS$	149,720
NPV @ 10%	kUS$	119,849

Note: EBITDA = earnings before interest, taxes, depreciation and amortization

February 2018 Project Number: 197631	Page 22-17

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Table 22-16:   Cash Flow for Entrée’s 20% Attributable Portion (2019 to 2034)

	Units	Total	Yr 10	Yr 11	Yr 12	Yr 13	Yr 14	Yr 15	Yr 16	Yr 17
			1/1/2027	1/1/2028	1/1/2029	1/1/2030	1/1/2031	1/1/2032	1/1/2033	1/1/2034
			365	366	365	365	365	366	365	365
			10	11	12	13	14	15	16	17
Tonnage	kt	34,796.33	733.58	1,974.06	4,634.45	7,072.55	8,265.16	8,063.11	2,899.71	69.01
Cu	%	1.59	1.77	2.26	2.08	2.04	1.67	1.06	0.74	0.47
Au	g/t	0.55	0.76	0.95	0.91	0.80	0.51	0.24	0.16	0.07
Ag	g/t	3.72	4.30	5.76	5.28	4.79	3.67	2.29	1.64	0.99
Cash flow
Cu	kUS$	621,881	$14,709	$51,041	$109,592	$164,073	$154,746	$93,034	$22,584	$328
Au	kUS$	128,672	3,762	12,691	28,646	38,394	27,608	12,403	2,884	30
Ag	kUS$	12,486	305	1,109	2,381	3,296	2,931	1,752	441	6
Total revenue	kUS$	763,039	18,776	64,840	140,619	205,762	185,285	107,190	25,910	364
Mineral royalties (gross sales value)	kUS$	38,152	939	3,242	7,031	10,288	9,264	5,359	1,295	18
Surtax royalty	kUS$		—	—	—	—	—	—	—	—
Net revenue	kUS$	724,887	17,837	61,598	133,588	195,474	176,021	101,830	24,614	345
Total operating costs on site	kUS$	115,802	2,441	6,570	15,423	23,537	27,506	26,834	9,650	230
Total capital carrying charge	kUS$	72,876	1,534	4,164	9,778	14,945	17,369	16,747	5,966	141
Total administration charge	kUS$	9,191	360	504	889	1,243	1,418	1,383	617	199
Total refining & transportation costs	kUS$	60,244	1,270	4,180	9,639	14,919	15,254	10,831	2,898	47
Net smelter return (NSR)	kUS$	702,796	17,505	60,660	130,980	190,843	170,031	96,359	23,012	317
Operating profit (EBITDA)	kUS$	466,774	12,232	46,181	97,859	140,830	114,473	46,035	5,483	(270)
Total operating costs	kUS$	258,113	5,605	15,417	35,729	54,644	61,548	55,795	19,131	616
Depreciation	kUS$	52,342	722	2,055	5,243	8,988	12,345	15,107	6,906	200
Total production costs	kUS$	310,455	6,327	17,472	40,973	63,633	73,892	70,902	26,037	816
Net revenue	kUS$	724,887	17,837	61,598	133,588	195,474	176,021	101,830	24,614	345
Production costs	kUS$	310,455	6,327	17,472	40,973	63,633	73,892	70,902	26,037	816
Net income before taxes	kUS$	414,432	11,510	44,126	92,615	131,841	102,129	30,928	(1,423)	(471)
Federal tax	kUS$	96,165	—	7,980	22,974	32,780	25,352	7,079	-	-

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	Units	Total	Yr 10	Yr 11	Yr 12	Yr 13	Yr 14	Yr 15	Yr 16	Yr 17
			1/1/2027	1/1/2028	1/1/2029	1/1/2030	1/1/2031	1/1/2032	1/1/2033	1/1/2034
			365	366	365	365	365	366	365	365
			10	11	12	13	14	15	16	17
Depreciation	kUS$	52,342	722	2,055	5,243	8,988	12,345	15,107	6,906	200
Reclamation accrual	kUS$	6,263	132	355	834	1,273	1,488	1,451	522	12
Net income after taxes	kUS$	364,345	12,100	37,845	74,051	106,776	87,634	37,505	4,961	(283)
10% cash flow pass through	kUS$	36,703	1,210	3,785	7,405	10,678	8,763	3,751	496	—
Cash flow after loan payment	kUS$	249,833	—	—	50,321	92,421	74,572	29,562	2,957	—
Final loan balance	kUS$	329	—	—	—	—	—	—	—	329
Cash flow after tax	kUS$	286,208	1,210	3,785	57,726	103,098	83,336	33,312	3,453	(329)
NPV @ 5%	kUS$	157,252
NPV @ 8%	kUS$	111,421
NPV @ 10%	kUS$	89,068
Cash flow before tax	kUS$	382,373	1,210	11,765	80,700	135,879	108,688	40,391	3,453	(329)
NPV @ 5%	kUS$	210,857
NPV @ 8%	kUS$	149,720
NPV @ 10%	kUS$	119,849

Note: EBITDA = earnings before interest, taxes, depreciation and amortization

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Figure 22-3:   Pre-Tax Cash Flow Sensitivity Analysis for Entrée’s 20% Attributable Portion

Note: Figure prepared by Amec Foster Wheeler, 2018.

Figure 22-4:   Pre-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion

Note: Figure prepared by Amec Foster Wheeler, 2018.

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Figure 22-5:   After-Tax Cash Flow Sensitivity Analysis for Entrée’s 20% Attributable Portion

Note: Figure prepared by Amec Foster Wheeler, 2018.

Figure 22-6:   After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion

Note: Figure prepared by Amec Foster Wheeler, 2018.

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23.0	ADJACENT PROPERTIES

The Entrée/Oyu Tolgoi JV Project surrounds the operating Oyut open pit mine and the developing Hugo North underground mine within OTLLC’s Oyu Tolgoi ML. The Oyu Tolgoi ML contains the majority of the infrastructure that supports the current and planned operations. Other deposits within the Oyu Tolgoi licence area include Hugo South, and the northern tip of the Heruga deposit.

Turquoise Hill has filed a number of technical reports on the Oyu Tolgoi ML and Oyu Tolgoi mining operation, which are included in the list of previously-filed technical reports listed in Section 2.7 of this Report.

Information that follows in this sub-section on the OTLLC operations is sourced and summarized from the following documents:

•	Peters, B., and Sylvester, S., 2016: 2016 Oyu Tolgoi Technical Report, Ömnögovi Aimag, Mongolia: report prepared by Orewin Pty Ltd for Turquoise Hill Resources Ltd., effective date 14 October, 2016

•	Turquoise Hill, 2017: Oyu Tolgoi, Leading Long-Term Copper Growth Opportunity: PowerPoint presentation to accompany the annual Oyu Tolgoi mine visit, October 3–5, 2017.

The QPs have not been able to verify the information on the adjoining Oyu Tolgoi ML that is not part of the Entrée/Oyu Tolgoi JV Project, and caution that the information presented is not necessarily indicative of the mineralization within the Entrée/Oyu Tolgoi JV Project, and is not necessarily indicative of the development approach that may be taken for the deposits within the Entrée/Oyu Tolgoi JV Project.

OTLLC is 66% owned by Turquoise Hill and 34% owned by Erdenes Oyu Tolgoi LLC. Rio Tinto owns 50.8% of Turquoise Hill and Erdenes Oyu Tolgoi LLC is owned by the Government of Mongolia. Rio Tinto is appointed by OTLLC to provide strategic and operational management to Oyu Tolgoi.

OTLLC holds its rights to the Oyu Tolgoi mining operation through the Oyu Tolgoi ML MV-006709, which comprises approximately 8,496 ha. The Oyu Tolgoi ML includes the right to explore, develop mining infrastructure and facilities, and conduct mining operations.

Within the Oyu Tolgoi ML, Mineral Resources have been estimated for Hugo North, Hugo South, the northern portion of the Heruga, and the Oyut deposits, and Mineral Reserves have been reported for the Oyut deposit and Lift 1 of the Hugo North deposit (Peters and Sylvester, 2016).

Currently, the predominant source of mill feed is the Oyut open pit, which has been in operation since 2013. The open pit mine is a conventional Owner-operated truck-and-

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shovel operation, and the mine plan assumes that 10 pit phases will be mined. Phases 1 to 3 of the open pit were completed at the start of October 2017. Current mining operations are within phases 4 to 6. OTLLC conducts drilling, loading, hauling, and associated production support roles. Equipment maintenance is conducted under service agreements. A blasting contractor provides blasting products and down-the-hole services. Four waste rock storage facilities and two stockpile facilities are planned.

In parallel with open pit mining, underground infrastructure and mine development is ongoing for the Hugo North Lift 1 underground block cave. Stockpiling will allow the higher-grade ore from Hugo North Lift 1 to gradually displace lower-value open pit ore with the higher-grade material from Hugo North Lift 1 as that material becomes available.

The Hugo North Lift 1deposit is planned to be mined by underground panel caving methods. The Hugo North Lift 1 underground construction formally re-commenced in July 2016. Development and construction activities will ramp up and continue through to the start of production in late 2019, defined as the point of commissioning the initial 30 kt/d production ore handling system. Production from Lift 1 will ramp up to deliver an average of 95 kt/d of ore to the process plant during its peak production period from 2027 through 2035, ramping down to completion in 2039. To support mining of Hugo North Lift 1, two declines and five shafts are planned.

Oyu Tolgoi employs a conventional SAG mill/ball mill/grinding circuit (SABC) followed by flotation. The Phase 1 concentrator commenced ore commissioning in January 2013 with production of first copper–gold concentrate from the Oyut open pit on 31 January 2013. Commercial production was achieved in September 2013. Mill throughput reached the nominal 100 kt/d design capacity, with milled throughput exceeding design in April, 2014.

Infrastructure facilities required for the open pit portion of the Oyu Tolgoi mine and process plant have been completed, and include a water borefield, water treatment plant, airport, accommodation, and administration, training, mine equipment maintenance, gatehouse, medical centre, fire station, heating plant, fuel storage, and warehouse facilities. Key infrastructure buildings and services that will be expanded or added in support of the underground mining operation are: a power distribution system, some internal access roads, concentrate logistics facilities, camp accommodation, water distribution, information and communication (ICT), surface warehouse for underground, central heating and the waste and recycling facilities.

The concentrate produced is trucked to smelters and traders in China. The Oyu Tolgoi five-year marketing plan is endorsed by OTLCC’s board on an annual basis. To ensure concentrate marketability with less than 5,000 ppm of arsenic (rejection limit) in every concentrate shipment, large volumes of higher arsenic Central zone (Oyut) ore

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can most safely be processed when accompanied by a suitable volume of low-arsenic, high-copper Hugo North Lift 1 ore. Such volumes will be available only after Hugo North Lift 1 approaches full capacity through the concentrator.

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24.0	OTHER RELEVANT DATA AND INFORMATION

24.1	Preliminary Economic Assessment

24.1.1	Introduction

The PEA that follows is an alternative development option done at the conceptual level based on Mineral Resources, which assesses the inclusion of the Hugo North Extension Lift 2 and Heruga deposits into an overall mine plan with the Hugo North Extension Lift 1 deposit.

The PEA mine plan is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized.

The information presented in Sections 1 to 14 of the Report also pertain to the 2018 PEA, as do Section 23, and Sections 25 to 27, and therefore are not repeated here. Information relating to Sections 15 to 22 content for the 2018 PEA is provided in the following sub-sections. Years presented in the 2018 PEA are for illustrative purposes only.

24.1.2	Mineral Reserve Estimates

This section is not relevant to the 2018 PEA, as the 2018 PEA mine plan is based on Mineral Resources only.

24.1.3	Mining Methods

Underground Mine Schedule

Underground Production Schedule

The 2018 PEA mine plan is based on the subset of the Mineral Resources from the Hugo North Extension and Heruga deposits that is provided in Table 24-1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

For planning purposes, the 2016 Oyu Tolgoi Feasibility Study assumes that the overall underground production is capped at approximately 33 Mt/a for the foreseeable mine life, and that this cap is based on the mill capacity. The projected production plan for the subset of the Mineral Resources within the 2018 PEA mine plan is shown in
Figure 24-1.

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Table 24-1:   Subset of Mineral Resources within the 2018 PEA Mine Plan

Classification by Deposit	NSR ($/t)	Tonnage (kt)	Grades
			CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t_	Mo (ppm)
Hugo North Extension, Lift 1
Indicated	100.57	34,800	1.93	1.59	0.55	3.72	—
Hugo North Extension, Lift 2
Indicated	83.80	78,400	1.64	1.34	0.48	3.59	—
Inferred	83.80	88,400	1.64	1.34	0.48	3.59	—
Heruga – Javhlant
Inferred	32.19	619,718	0.71	0.42	0.43	1.53	124

Note: The tabulation was derived by Amec Foster Wheeler at a conceptual level from data supplied by OTLLC (2014, 2016e, and 2016f). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Figures have been rounded.

Since the subset of the Mineral Resources within the Entrée/Oyu Tolgoi JV Project are planned to be mined as part of an overall strategy for the mineralization within the Oyu Tolgoi ML combined with that in the Entrée/Oyu Tolgoi JV Project, there are gaps in the planned production periods shown in Figure 24-1. The overall strategy for the combined area is shown in

Note: Figure prepared by Amec Foster Wheeler, 2017. HN1-EJV = Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property; HN2-EJV = Hugo North Extension Lift 2 within the Entrée/Oyu Tolgoi JV property; Heruga-EJV = Heruga within the Entrée/Oyu Tolgoi JV property. Year 6 = 2021 in this figure.

Figure 24-2.

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Underground Mine Processing Schedule

Underground Mining Method – Block/Panel Caving

All underground mining within the Entrée/Oyu Tolgoi JV property is anticipated to be by underground, block/panel caving. This provides a low-cost method that is amenable to the massive, weak rock mass associated with the mineralization and surrounding country rock and is suitable to sustain the throughput rate to the mill.

Generalized Caving System

As proposed for the Hugo North Extension and Heruga mines, a generalized description of the cave mining method begins with the cave.

The cave itself is not an open cavity/chamber; rather, it is the region where broken rock accumulates between breaking/falling from the cave back and being drawn from a production drawpoint. Production draw rates are managed to control the gap between the top of the broken mineralized material within the cave and the exposed cave back. This management is necessary to control the stresses applied by the broken mineralized material to the production/extraction levels and to prevent uncontrolled free-fall of mineralized material/rock as it breaks from the cave back.

Figure 24-1:   2018 PEA Production Forecast for the Subset of Mineral Resources within the 2018 PEA Mine Plan

Note: Figure prepared by Amec Foster Wheeler, 2017. HN1-EJV = Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property; HN2-EJV = Hugo North Extension Lift 2 within the Entrée/Oyu Tolgoi JV property; Heruga-EJV = Heruga within the Entrée/Oyu Tolgoi JV property. Year 6 = 2021 in this figure.

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Figure 24-2:   Combined Overall Underground Production Scenario (OTLLC and Entrée/Oyu Tolgoi JV)

Note: Figure prepared by Amec Foster Wheeler, 2017. Figure uses data from Mine Plan OTFS16 Resource Case – Entrée Extract.xlsx; for Hugo South (HS-OT), in which Entrée has no interest, production figures derived by difference. HN1-EJV = Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV property; HN2-EJV = Hugo North Extension Lift 2 within the Entrée/Oyu Tolgoi JV property; Heruga-EJV = portion of Heruga deposit within the Entrée/Oyu Tolgoi JV property; HN1-OT = Hugo North Lift 1 within Oyu Tolgoi ML; HN2-OT = Hugo North Lift 2 within Oyu Tolgoi ML; HS-OT = Hugo South within Oyu Tolgoi ML; Heruga-OT = portion of Heruga deposit within Oyu Tolgoi ML. Year 6 = 2021 in this figure.

The cave is initiated by undercutting the rock mass until sufficient supporting rock has been removed and the “chamber” is no longer stable. With continued undercutting, the cave is progressed along the desired axis at a controlled rate. The undercut level is, generally, the upper of several levels common to panel/block caving methods (Figure 24-3). In the case of the Hugo North Extension mine, an additional level above the undercut level (the apex level), is planned to provide access for inspection of the cave and to monitor blasthole drilling.

Below the undercut level is the extraction level. This consists of numerous parallel drifts that cut across the width of the deposit and provide access to the drawpoints, from which mineralized material is extracted/drawn from the cave above (Figure 24-4). Pairs of drawpoints are connected from one extraction drift to the next by a short drift. Each of the drawpoint pairs is connected to the cave (undercut level) by a drawbell that focuses the downward flow of the mineralized material (under the effect of gravity) from the cave to the extraction level. Articulated LHD-type loaders are used to load the ore from the drawpoint, haul it to an ore pass and dump it into the ore pass through a size restricting grizzly.

The ore passes serve two basic functions, first to provide an access to transfer extracted mineralized material from the extraction level to the haulage level, second to provide a degree of surge storage. The haulage level provides access drifts for the

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primary haulage trucks to collect ore from the ore passes, through truck loading chutes, and transport it to the primary size reducing crushers. At the primary size reducing crushers, the mineralized material is crushed to a size range suitable for handling and transport on a main belt conveyor or through a skip hoisting system.

Common to the proposed Hugo North Extension and Heruga mines is the consideration that the primary mill feed-handling system to the surface will be a system of multiple, series-aligned, conveyor belts. Figure 24-5 shows the arrangement planned at Hugo North Extension Lift 1. These systems will be loaded from bins below the associated and respective crushers and will carry the mineralized material to the surface where it will be transferred to the main overland conveyor to the mill feed storage barn.

Underground Mine Support Infrastructure

Ventilation intake and exhaust will be carried in several dedicated airways (shafts and drifts) to move air from the surface, through the mine workings and return to the surface. The fresh air will be drawn into the mine through intake shafts and carried to the mine working areas through several intake drifts. From a main intake gallery, the air will be distributed to the various work areas either directly from in ventilation drift or through a ventilation raise.

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Figure 24-3:   Generalized Cross-Section Through Typical Cave Mine Mining Horizon

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

Figure 24-4:   Generalized Cave Section Showing the Cave, Undercutting and Drawbelling

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

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Figure 24-5:   Arrangement of General Underground Support Infrastructure for Mining Areas

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017; modified by Entrée, 2017.

Vitiated/exhaust air will be drawn away from the work areas toward a main exhaust gallery through exhaust raises or directly out of the respective work areas. The exhaust air will then be drawn towards the exhaust shafts through several exhaust drifts. The exhaust shafts will provide access back to the surface where the air will be ejected through the mine main fans.

Equipment maintenance shops will be provided underground to accommodate the routine maintenance needs of mobile and fixed-plant equipment. These shops will include provision for equipment such as: haul trucks, LHDs, rock drills, service equipment, light vehicles, crushers and conveyors, etc. Warehouse space, appropriate to the respective shop, will be planned for each of the maintenance facilities.

Office and support space will be provided underground to accommodate the needs of operations and support personnel assigned to work underground. This space will include offices for operations and engineering staff, lunchrooms, toilet facilities, training rooms, safety/mine rescue facilities and equipment, etc.

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Dedicate refuge facilities, either fixed or mobile, will be provided to ensure personnel a habitable environment in the event of a mine fire, inundation, or other emergency where the main mine atmosphere may not be conducive to life support.

Mine Surface Support Infrastructure

Surface located infrastructure for the mine ventilation system will include intake air heating systems and the main (exhaust) fans. The winter air temperatures at the mine site are often below freezing, so to prevent possible damage to the intake shaft and/or fittings the intake air will be seasonally heated to +2°C, using a glycol-based heat exchanger. The source of heat to the glycol system will be the site heating water reticulation system. The system main fans, located at the top of the exhaust shafts, will provide the main impetus for the movement of air through the mine.

The main offices for the underground mines will typically be located near the personnel access into the mine. The office building will generally provide for office space of mine personnel assigned to work on the surface. Additionally, the facility will support the miner change facility (dry-house), training rooms, safety and mine rescue. Shaft collar areas will be provided to accommodate the staging of personnel, material and equipment that is to be transported to/from the underground. Where mineralized material/waste skipping will be used, the skip dumps and associated infrastructure is also included with this support infrastructure.

Underground Mining Areas

The subset of the Mineral Resource in the 2018 PEA mine plan is separated into three mining areas within the Entrée/Oyu Tolgoi JV property, Hugo North Extension Lift 1, Hugo North Extension Lift 2, and Heruga. The current level of knowledge regarding these areas suggests that cave mining is appropriate for all three deposits, and the general mining method and system will be as described in the previous sub-sections. The spatial relationship of the three mining areas is shown in Figure 24-6, where the deposit areas in the 2018 PEA mine plan are within the zone marked as “Javhlant ML Joint Venture Property” on the left of the figure, and “Shivee Tolgoi ML Joint Venture Property” on the right of the figure.

Hugo North Extension Lift 1

Within the overall Hugo North Lift 1 mine plan, Hugo North Extension Lift 1 is in the Panel 1 block. This is currently anticipated to be the second panel initiated in Hugo North Lift 1.

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Figure 24-6: Schematic of Deposit Areas within 2018 PEA Mine Plan

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

Mineralized material delivery from Hugo North Extension Lift 1 is anticipated to begin in 2021, when development commences within this area. Production from the cave is expected in 2026 when the first drawbelling occurs. Production is projected to occur for nine years (2026 to 2034) with a peak production (8.3 Mt/a) occurring in 2031. The average production rate from Hugo North Extension Lift 1 is anticipated to be approximately 10,500 t/d. The Hugo North Extension Lift 1 will have 238 drawpoints that will be developed over a five-year period.

The Hugo North Extension mineralization generally plunges towards the northeast, resulting relatively short draw-columns. Mine planning and optimization for the Hugo North Extension mineralization indicated an ideal mining horizon of ~1,300 m below the surface (~100 m below mean sea level).

Hugo North Extension Lift 2

The Hugo North Extension mine planning and optimization indicated that the ideal elevation for the second lift (Lift 2) is approximately 400 m below Lift 1 (~500 m below mean sea level). The effect of the northeasterly plunge of the mineralization is evident in the total tonnage considered in the mine plan. The mine plan assumes that 723 drawpoints will be constructed between 2035 and 2046 in the Hugo North Extension Lift 2 area.

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Initial mill feed delivery from the Hugo North Extension Lift 2 is assumed to begin in 2028 when development commences in the Hugo North Extension Lift 2 area. Production from Hugo North Extension Lift 2 is anticipated to begin in 2035 with the completion of the first drawpoints. The peak production from Hugo North Extension Lift 2 is expected to be approximately 41,500 t/d in 2046, and the average production rate (2028–2053) is planned at about 17,800 t/d.

Access to the Lift 2 mining horizon will be by extension of the Lift 1 facilities, including extending the conveyor decline system for mineralized material and waste haulage, and providing a service decline for personnel, equipment and material. The main ventilation shafts would be extended down to the Lift 2 horizon. Given the overall similarities to Lift 1, the overall layout and support facilities will be, likewise, similar to Lift 1.

Heruga

The Heruga deposit is located approximately 10 km southwest of the main Hugo North deposit. The subset of the Mineral Resource included in the mine plan is provided in Table 24-1. A study in 2014 (OTLLC, 2014) considered that the Mineral Resource subset should be separated into two mining blocks (referred to as the Heruga North and Heruga South zones, see Figure 2-3) and that these would be at separate elevations (-20 masl and -350 masl respectively). This 2014 study considered a total of 2,606 drawpoints to be included for both caves; of these 2,265 are within the Entrée/Oyu Tolgoi JV property area, while the remainder are within the Oyu Tolgoi ML.

Given the distance between the main Oyu Tolgoi complex and the Heruga deposit, several assumptions were made regarding the overall approach to mining. Mineralized material will be removed by means of a conveyor to surface. Four shafts will be required to accommodate the ventilation requirements and access for personnel, material and equipment into/out of the mine (refer to proposed locations in Figure 2-3). The production rate from Heruga is considered to be the same at the Hugo North Extension complex (~95,000 t/d) to meet the capacity of the mill. Hence, the overall scale of the underground and surface infrastructure will be similar to that associated with Hugo North Extension.

Although the 2014 study (OTLLC, 2014) indicated a split/two cave system for Heruga, it also indicated that both caves would need to operate simultaneously to sustain the required production rate. In the 2018 PEA mine plan, development in mill feed material would begin at Heruga South in 2065. The first drawbell would be fired in 2069, and the mine would achieve rated capacity in 2083. Production from the Entrée/Oyu Tolgoi JV property would cease in 2097. Average production from the Entrée/Oyu Tolgoi JV property between 2069 and 2097 (inclusive) would be approximately 59,200 t/d.

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Equipment Fleet

All three mines in the 2018 PEA case are anticipated to use a similar equipment fleet based on the requirements of the common block cave technique. The underground mobile equipment fleet is classified into seven broad categories:

•	Mucking (articulated LHD type loaders)

•	Haulage (tractor-trailer road trains and articulated haul trucks)

•	Drilling (multi-boom jumbos, production drills and bolting equipment)

•	Raise bore and boxhole (pilot hole and reaming)

•	Utilities and underground support (flatbed, boom trucks, fuel and lube carriers, explosive carriers and loaders, shotcrete transmixers and sprayers, telehandlers, etc.)

•	Surface support

•	Light vehicles (personnel transports, “jeeps”, tractors, etc.)

Major fixed equipment will include:

•	Material handling (crushing and conveying)

•	Fans and ventilation equipment

•	Pumping and water handling equipment

•	Power distribution equipment

•	Data and communications equipment

•	Maintenance equipment (fix shop furnishings).

24.1.4	Recovery Methods

The 2018 PEA assumes that no changes will be required to the process plant from those contemplated in Phase 2, and that the same mill throughput will be maintained. Plant processes and reagent use will also stay the same. Therefore, information relating to the process plant remain the same for the 2018 PEA LOM, as were discussed in Section 17 for the Phase 2 process capacity. Those data are reproduced here for completeness of the 2018 PEA presentation.

Introduction

Entrée’s share of products will, unless Entrée otherwise agrees, be processed at the OTLLC facilities by paying milling and smelting charges. The OTLLC facilities are not intended to be profit centres and therefore, minerals from the Entrée/Oyu Tolgoi JV property will be processed at cost. OTLLC will also make the OTLLC facilities

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available to Entrée at the same terms if spare processing capacity exists to process other suitable mill feed.

Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV property, is being developed in phases:

•	Phase 1: all work required to bring OTLLC’s Oyut open pit into full commercial production through commissioning and ramp-up of Lines 1 and 2, by the addition of essential services and infrastructure; this work has been completed. The Phase 1 concentrator was commissioned in early 2013. The nameplate processing capacity of 96 kt/d was achieved in August 2013. Operating data acquired since that time have been used in Phase 2 design, which addresses the delivery of Hugo North/Hugo North Extension underground plant feed via Lift 1 in conjunction with open pit mining

•	Phase 2: all additional work required to process Hugo North (including Hugo North Extension) Lift 1 production plus open pit plant feed to match Phase 1 SAG mill capacity, including:

-	The addition of a fifth ball mill to achieve a finer primary grind P80 of 150–160 µm for a blend of Hugo North/Hugo North Extension and Oyut open pit feeds, compared to 180 µm for the Southwest zone (Oyut)
-	Additional roughing and column flotation capacity to process the higher level of concentrate production when processing the higher-grade Hugo North/Hugo North Extension plant feed
-	Additional concentrate dewatering and bagging capacity.

The intent of Phase 2 is to treat all of the high-value Hugo North/Hugo North Extension mill feed material delivered by the mine, supplemented by OTLLC’s open pit material to fill the mill to its capacity limit. The open pit feeds have different optimal processing conditions than does the Hugo North/Hugo North Extension mill feed material, and the concentrator operation will target capturing maximum value from the higher NSR of the underground mill feed material. These conditions approximate those for Southwest zone (Oyut) mill feed material but will not be optimal for Central zone (Oyut) mill feed material. The high-grade of the Hugo North/Hugo North Extension mill feed material will generate high tonnages of concentrates, which will beneficially dilute impurities, particularly arsenic from the Central zone (Oyut) mill feed material.

The existing concentrator substation to the south will be expanded to supply the additional electrical loads. The Phase 1 bagging plant will be expanded by the addition of four more bagging modules. This expansion was anticipated in the Phase 1 design, and room was provided for the new equipment.

Process Flow Sheet

The proposed flowsheet for Phase 1 is included as Figure 24-7. Figure 24-8 shows the concentrator overall block diagram on completion of Phase 2.

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Figure 24-7:   Basic Oyu Tolgoi Concentrator Flowsheet – Phase 1

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

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Figure 24-8:   Oyu Tolgoi Project Concentrator Overall Block Diagram on Completion of Phase 2

From Open Pits
From Underground Mine
Coarse Ore Stockpile Phase 1
Pebble Crushers 3 MP1000
SAG Mill (2 @ 38' by 20')
Ball Mill (1 @ 24' by 36')
Ball Mill (4 @ 24' by 36')
Rougher Flotation 1 Bank 8x160m3
Rougher Flotation 4 Bank 8x160m3
Regrind Mill (6 VTM 1500)
Cleaners 3 Bank of 4x160m3
Cleaner Scavengers 3 Bank of 4x160m3
Tails Thickeners 2 x 80m D
Columns (4 @ 5.5m D x 16m)
Columns (6 @ 5.5m D x 16m)
Con Thickeners (2 x 23m D)
Con Thickeners (1 x 23m D)
Con Stock Tank (2 @ 18m D x 18m)
Con Filter (2 x 144m2)
Con Filter (2 x 144m2)
Con Storage 25,000 t
Con Bagging
4 Modules
4 Modules
KEY
Lines 1& 2 (Phase 1)
Con Conversion OTFS14 Upgrades

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

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Plant Design

Phase 1, currently in production, uses two grinding lines (Lines 1 and 2), each consisting of a SAG mill, two parallel ball mills, and associated downstream equipment to treat up to 100 kt/d of mill feed material from the Oyut open pit. During Phase 2, softer mill feed material from the Central zone of the Oyut open pit will be processed and combined with Hugo North/Hugo North Extension underground mill feed material.

The Phase 2 concentrator development program will optimize the concentrator circuit to enable it to maximise recovery from the higher-grade Hugo North/Hugo North Extension mill feed material and to allow it to handle higher tonnage throughput. Components of Lines 1 and 2 that require upgrading to accommodate the gradual introduction of mill feed material from underground include the ball mill, rougher flotation circuit, flotation columns, concentrate filtration, thickening, and bagging areas, and bagged storage facilities.

The plant description includes the modifications to be made to process Lines 1 and 2 to accept higher milling rates and head grades during the first three years after initial delivery of mill feed material from Hugo North/Hugo North Extension Lift 1.

The primary crushing and overland conveying systems that deliver crushed mill feed material to the coarse mill feed material stockpile will not need to be modified for Phase 2. The underground operations will provide for the delivery of mill feed material to the existing coarse mill feed material storage gantry via an additional parallel conveyor, which was allowed for in the Phase 1 design.

The process plant employs a conventional SABC circuit followed by flotation.

In each of Lines 1 and 2, coarse mill feed material is slurried and ground to approximately 2.0 mm in 38 ft SAG mills. Screening of the discharge separates out +15 mm particles, which are transferred to pebble crushing for size reduction and then returned to the SAG mills. About 10–15% of the feed circulates from the SAG mills to the pebble crushers, depending on mill feed material type and grate condition. SAG mill screen undersize is ground further in ball mills operating in closed circuit with cyclones.

The cyclone underflow returns to the ball mills, while the overflow, with an 80% passing size of 140–180 μm is distributed by gravity to the rougher flotation cells. The rougher concentrate is then reground in vertical tower mills to 35 μm before delivery to the first stage cleaners. The concentrate from the first stage cleaners is pumped to the column cells, which produce the final grade concentrate.

Tailings from the cleaner and rougher flotation cells are combined, thickened, and pumped to the tailings storage facility (TSF), where they settle to their terminal density, allowing the recycle of process water to the concentrator. The cleaner concentrate is thickened, filtered, bagged, and shipped to market. Currently, all tailings are pumped

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to TSF Cell 1. The tailings pumping system will be upgraded to feed Cells 1 and 2 when Cell 2 is required to be commissioned.

Additional tailings storage requirements associated with the 2018 PEA mine plan are discussed in Section 24.1.6.

Energy, Water, and Process Materials Requirements

Reagents and Media

Phase 2 will share facilities with the Phase 1 Lines 1–2 reagent supply systems. The modifications to the reagent system are described below. In general, the aim is to have 45 days of reagent inventory on hand at or near the plant site.

•	Lime: No additional lime storage capacity, beyond the four 1 kt silos installed in Phase 1 is required. An additional metering station will be required at the new rougher bank and the column cells

•	Primary collector: The primary collector will be Aerophine 3418A (sodium di-isobutyl dithiophosphinate). Consumption will peak at nearly 1,700 kg per day during Phase 2, approximately 65% more than the Phase 1 usage. The Phase 1 system has ample dilution capacity to supply the conversion. An additional metering station will be required at the new rougher bank

•	Secondary collector: The proposed on-site inventory for Phase 1 is 40 t, which has not been increased for the conversion to Phase 2. An additional metering station will be required at the new rougher bank. No secondary collectors are currently added in Phase 1

•	Frother: Frother distribution in Phase 1 provides for the use of two frothers, methyl isobutyl carbinol (MIBC) added neat, and a secondary frother (polyglycol ether or similar) added as a low concentration solution in water. Primary frother consumption in Phase 2 will be roughly equal to Phase 1 design at 15 g/t, peaking at nearly 1,800 kg per day due to a reduction in estimated consumption, as corroborated by May to December 2013 consumption reports. No additional frother tankage will be required. Delivery will be in 18 m3 isotainers off-loaded by forklift and placed on a racking system, from which the contents will be pumped to the plant storage. Additional metering stations for each type will be required at the new rougher bank

•	Tailings flocculant: The major flocculant will be a non-ionic type such as Magnafloc 338. Tailings flocculant use will increase to 2,400 kg per day, proportionate to tonnage. No new flocculant preparation equipment will be installed. The proposed reagent inventory is considered adequate for Phase 2. Recent testing of an alternate flocculant has led to higher underflow densities at significantly reduced consumption

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•	Concentrate flocculant: The flocculant used for concentrate thickening is an anionic variety, such as Magnafloc 5250. Concentrate flocculant demand will increase to 110 kg per day, but the Phase 1 capacity is sufficiently under-utilised that expansion will not be necessary. An additional flocculant metering pump and dilution system will be installed. Reagent inventory will be increased to five bulk bags

•	Water treatment chemicals: The existing anti-scalant and corrosion inhibitor supply systems will be adequate for both the process and raw water systems. The reagent inventory is also adequate for Phase 2

•	Grinding media: No additional inventory is required for SAG milling. For ball milling, the new Ball Mill 5 will use the existing 1.6 kt ball storage system for 75 mm balls and the ball conveying system will be modified to deliver to it. An additional inventory of 192 t of 75 mm media in quarter-height isotainers is provided. Using Phase 1 regrind media consumption estimates, the regrind mills will consume about 22 t/d of 16 mm media, reducing on-site inventory to eight days of operation. However, actual operating data for 2013 indicates a large decrease in consumption, from the design 2013 plan of 130–60 g/t for Southwest zone (Oyut) ore. Long-term consumptions in regrind milling are budgeted in terms of g/kWh for the various ore types.

Raw Water

Raw water is delivered by pipeline from the lagoon to the raw water tank, from where it is pumped through cartridge filters to the grinding and air compressor cooling systems. Spent cooling water will supply a second gland seal water tank interconnected with the Phase 1 gland seal water tank. Excess spent cooling water will flow by gravity to the tailings collection box and make its way to the process water tank via the tailings thickener overflow; any shortfall in gland seal water requirement will be made up directly from the cooling water supply.

The concentrator conversion equipment will be serviced by the existing water system with minimal modification. The gland seal water storage capacity will be expanded for Phase 2, and appropriate connections added to the existing network.

Process Water

The bulk of the process water is added to the SAG mill feed chutes and the cyclone feed pump boxes in high volumes at low pressure. The ball mills are secondary addition points. The rest of the process water is circulated around the mill at higher pressure for sprays, utility hoses, and other miscellaneous uses. A booster pump is provided for high-pressure washing of the mill liners. The increased tonnage in Phase 2 will require additional process water but no system modifications.

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Water Balance

The concentrator raw water demand varies seasonally due to evaporation, ice formation on the TSF, and the release of water during spring thaw. Annual average raw water demand is 0.45 m3/t mill feed material processed. The total site raw water demand has been estimated to range from a low of 678 L/s in June to as high as 932 L/s in the February–March period, with an average of 732 L/s. The design groundwater pumping capacity is 900 L/s. Using drawdown of the lagoons will slightly reduce the lagoon recharge rate, but the current projection is that the peak instantaneous raw water demand could exceed 900 L/s at the Phase 2 volumetric limit of 121 kt/d (after tailings system upgrades), and approach it at the average of 117.43 kt/d in the peak Phase 2 year (2021). This compares with the long-term average Gunii Hooloi groundwater extraction of 870 L/s approved by the Ministry of Environment, Green Development and Tourism (MEGDT), based on average usage over 40 years. The largest water loss, 564 L/s, is the entrained water in the settled tailings. The Phase 1 design specified a final tailings settled density of 73.5%. That value has not been realised to date and a value of 70% has been used in the water balance model.

Concentrator Power

With the addition of the concentrator conversion loads, the peak operating load demand from the existing 220 kV concentrator substation will increase by an estimated 20 MW (from 116–136 MW), and the nominal operating (diversified) load will increase by an estimated 19 MW (from 106–125 MW). The operating power demand includes the diversity, demand, and percent duty factors specific to the type of equipment and process.

Total demand for Phase 1 and the concentrator conversion combined during normal operating conditions is estimated at 150 MW peak operating load and 144 MW nominal operating (diversified) load. This includes the peripheral 35 kV ring loads to the concentrator account. This nominal operating load results in an estimated annual power consumption of 1,093,800 MWh for the combined concentrator, an incremental increase of 161,400 MWh for the concentrator conversion.

The existing concentrator 35 kV line will distribute power through cable feeders to the following:

•	One 16 MVA, 35 kV–10.5 kV Ball Mill 5 oil-filled transformer, and

•	One 16 MVA, 35 kV–6.3 kV oil-filled transformer from a new 35 kV GIS switchgear section to be added.

The modifications will provide power for all of the new conversion equipment, in addition to the power demands of the relocated air compressors and the new column cells.

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24.1.5	Project Infrastructure

As noted in Section 18.1, the majority of the primary infrastructure and facilities required for the Oyu Tolgoi project were completed during Phase 1. Section 18.1 also summarizes what infrastructure and facilities would be required to support Phase 2.

Key additional infrastructure assumptions that would be needed to support the 2018 PEA mine plan in addition to that contemplated in Phase 2 include:

•	Access roads (Heruga)

•	Electrical substation and power distribution line (Heruga)

•	Construction of conveyor decline and shafts (Heruga)

•	Construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure (Hugo North Extension Lift 2 and Heruga)

•	Modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems (Hugo North Extension Lift 2 and Heruga)

•	Expanded logistical and accommodations infrastructure (Hugo North Extension Lift 2 and Heruga)

•	Underground maintenance and fuel storage facilities (Hugo North Extension Lift 2 and Heruga)

•	Expanded water supply and distribution infrastructure (Hugo North Extension Lift 2 and Heruga)

•	Expanded TSF capacity (Hugo North Extension Lift 2 and Heruga).

The 2018 PEA assumes that the infrastructure in place for Hugo North Extension Lift 1 will be available for Hugo North Extension Lift 2, and that a similar design will be employed for the underground mining operation.

For the purposes of the 2018 PEA mine plan, it was assumed that Heruga will be a completely new mine that does not take account of pre-existing mine and support infrastructure associated with the Hugo North Extension Lift 1 and Lift 2 mining operation. Permanent infrastructure that would be needed for Heruga would include:

•	Improved dirt road: An improved dirt road will be required to connect the existing Oyu Tolgoi mine site to the planned Heruga mine site. This road is anticipated to be within the Oyu Tolgoi and Javhlant MLs

•	Portals: Portals for the conveyor and service inclines would be constructed. These are assumed to be located on the Oyu Tolgoi ML

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•	Dry house: A dry house/change room will be required to support the underground workforce and supervision. This facility is likely to be located in the vicinity of the first of the two intake/service shafts and wholly on the Javhlant ML

•	Office and warehouse: A mine office building to support management, operations, development, technical services, safety, mine rescue, maintenance, lamp room, etc. will be required. This facility is also anticipated to have a surface-based satellite-warehousing facility. These are assumed to be located in the vicinity of the first of the two intake/service shafts and wholly on the Javhlant ML

•	Electrical distribution and main substation: The site 35 kV infrastructure power system would be extended to the Heruga minesite from the main Oyu Tolgoi site. This is anticipated as an additional ring to existing distribution rings at the main site. The overhead lines are expected to be built parallel to the improved dirt road. Power to the Mine will be serviced by means of a substation or substations located near the Heruga office building, southern intake and exhaust shaft and the northern intake and exhaust shafts. These facilities are likely to include construction on both the Oyu Tolgoi and Javhlant MLs

•	Water services: Water services to the Heruga mine site are anticipated to be extensions of service from the existing Oyu Tolgoi site. This includes domestic water and sewerage to/from the Heruga mine site and mine service water systems. Surface domestic water and sewerage services would be provided by pipeline from the Oyu Tolgoi site that would be constructed parallel to the planned improved dirt road. The mine service water will be handled by pipeline in the conveyor/service inclines and/or in one of the intake shafts. Surface and underground fire water is anticipated to be locally stored and distributed through separate fire water lines. Source of stored water will be from the local service/domestic water system

•	Overland conveyor/conveyor feeder (portal to mill): It is anticipated that a conveyor to the surface from Heruga will daylight approximately 2 km from the mill. To accommodate this gap, an overland portion of the conveyor will be required. This may proceed from portals directly to the mill feed material storage barn or be transferred to the overland conveyor between the open pit and the mill – as currently planned for the ore-handling conveyors from Hugo North. In either case, it is assumed that the respective portions of the overland conveyor would parallel the improved dirt road to the Heruga mine. Given the proposed location of the portals, all surface conveyor infrastructure will be constructed on the Oyu Tolgoi ML.

Temporary surface improvements that would be needed to support a mining operation at Heruga would include:

•	Construction and development offices: temporary office space will be required for Owner and contractor needs during the initial construction phases, including shaft sinking, conveyor and service incline mining, initial underground development, and

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construction, etc. It is anticipated that the temporary facility will be replaced by a permanent facility prior to initial mine production. The main temporary office will be located near the planned permanent site, and wholly on the Javhlant ML. A separate temporary office for the conveyor and service decline development would be constructed near the portals on the Oyu Tolgoi ML

•	Initial maintenance facility: To support the routine maintenance requirements of mining and construction equipment, temporary maintenance shops are anticipated at the main Heruga mine site and the conveyor and service incline portals. Respectively, these will be located wholly on the Javhlant ML and wholly on the Oyu Tolgoi ML

•	Waste rock handling/storage: Prior to the construction of permanent rock handling systems (conveyor), the development waste rock is anticipated to be handled between the portals/shaft collars and the permanent disposal site by surface haul trucks. To accommodate the variability in waste rock from underground a temporary storage pad is anticipated at both the conveyor/service incline portal site and the Heruga shaft sites (south and north). The portal waste rock storage pad is anticipated to be wholly on the Oyu Tolgoi ML, the Heruga main mine site (south shafts) is assumed to be wholly on the Javhlant ML. The Heruga north shaft site may be located wholly on either of the MLs or may extend onto both MLs

•	Temporary batch plant: To accommodate the concrete delivery needs, a temporary batch plant is considered to be located in the vicinity of the southern Heruga shafts and would be wholly on the Javhlant ML.

24.1.6	Market Studies and Contracts

The marketing study and commodity price assumptions remain the same as those discussed in Section 19. Those data are reproduced in this sub-section for completeness of the 2018 PEA presentation.

Supply and Demand Forecasts

Information in this subsection is reproduced from the 2016 Lookout Hill Technical Report (Peters et al., 2016).

The OTLLC analysis of the copper market suggests long-term dynamics for copper will be driven by a combination of factors. Significant increases are forecast in copper consumption per capita, owing particularly to the industrialisation and urbanisation of China and other emerging markets. A back-drop of strong copper demand and constrained supply is expected to offer fundamental support to copper prices. In recent years, supply has failed to respond quickly enough to increased demand from emerging regions. Global electrification and the growth of China and India will drive the increasing intensity of use per capita gross domestic product (GDP).

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Copper demand will also benefit from a greater long-term focus on renewable sources of energy and energy-efficient technologies such as wind turbines and electric/hybrid vehicles, which are of copper-intensive fabrication.

The forecast risks in bringing on new copper supply pertain to technical difficulties, increased political unrest, the length of time required for permitting and approvals, and unforeseen disruptions caused by operational failures, strikes, and labour shortages.

Global Copper Smelting Capacity

Information in this subsection is reproduced from the 2016 Lookout Hill Technical Report (Peters et al., 2016).

Overall, global smelting capacity is expected to increase by the end of 2025. China is forecast to see the majority of growth in the next five years. Historically, raw material constraints have resulted in low utilisation rates, which have exacerbated the regional Chinese demand for concentrate, and this trend is forecast to continue. The issue in the years ahead will be the availability of concentrates for the custom smelters as Chinese capacity continues to grow. The market for custom, or traded, concentrates—those that are mined and processed by different companies—now accounts for more than half of the copper concentrates processed.

The proportion of total concentrate production accounted for by the custom market has risen in recent years due to the rapid growth of the custom smelting industries in China and, to a lesser extent, India. Despite limited domestic resources, Chinese companies have invested heavily in smelting capacity and are highly dependent on the custom market for raw materials.

Commodity Pricing and Smelter Terms

Commodity pricing used in the 2018 PEA is based on pricing from the 2016 Turquoise Hill Technical Report (Peters and Sylvester, 2016), which uses the 2016 Oyu Tolgoi Feasibility Study as a basis, and incorporates a long-term consensus estimate derived from public reports.

Table 24-2 provides an overview of metal pricing and smelter terms. The basis for the smelter terms is discussed in the next sub-section. The economic analysis includes a silver refining charge of US$0.45/oz Ag, derived from the 2016 Turquoise Hill Technical Report (Peters and Sylvester, 2016).

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Table 24-2:   Commodity Pricing and Smelter Terms

Parameter	Unit	Long-Term Financial Analysis Assumptions
Copper price	US$/lb	3.00
Gold price	US$/oz	1,300
Silver price	US$/oz	19.00
Treatment charges	US$/dmt conc.	85.00
Copper refining charge	US$/lb	0.085
Gold refining charge	US$/oz	4.50

Contracts

Information in this subsection is reproduced from the 2016 Lookout Hill Technical Report (Peters et al., 2016).

Shipment of Oyu Tolgoi concentrates commenced in July 2013. Concentrate is sold in-bond free-on-board at a bonded yard on the Chinese side of the border in Ganqimaodao. Sales contracts were signed for 100% of Oyu Tolgoi’s 2015 concentrate production and 90% of 2016 planned production; over 80% of concentrate production has been contracted for up to eight years.

The concentrate is loaded into 2 t bags and shipped ‘delivered at place’ (DAP) by truck to the Mongolian‒Chinese bilateral trade border at Gashuun Sukhait (GSK)‒Ganqimaodao, and also to the dedicated customer pickup facility at the Huafang terminal in China, approximately 7 km from the border. At these locations, the customers will pay for the copper concentrate by means of a letter of credit and take responsibility for delivery of the concentrate by truck or train to the respective smelters.

OTLLC has developed a marketing strategy for the Oyu Tolgoi project, including their portion of the mineralization within the Entrée/Oyu Tolgoi JV property.

Key considerations in the development of the marketing strategy include:

•	Location of customer compared to imported material landed at Chinese ports (OTLLC to pay freight differential from mine to customer versus port to customer)

•	Precious metals recovery and payment

•	Length of contract

•	Percentage of off-take to smelters versus traders

•	Percentage of tonnage on contract versus spot

•	Percentage of feed for any one smelter

•	Number of customers for a given scale of operation

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•	Management of concentrate quality and volume during commissioning and ramp-up

•	Alternate off-shore logistics and costs

•	Delivery point and terms.

Product specifications are updated for the short-term and medium-term planned production schedules. OTLLC communicates and discusses any specification changes with Oyu Tolgoi customers. The commercial terms are planned to be in line with conditions on the international concentrates market.

The smelter terms used in this Report are from the 2016 Oyu Tolgoi Feasibility Study as reported in the Turquoise Hill 2016 Oyu Tolgoi Technical Report (Peters and Sylvester, 2016) and BDT31.

Under the terms of the JVA (Article 12), Entrée retains the right to take the product in kind. For the purposes of the 2018 PEA, it has been assumed that Entrée takes control of their portion of the bagged concentrate and that the sales of concentrate will use the same approximate smelter terms, transport and other marketing costs as for the OTLLC concentrate.

Comments

Amec Foster Wheeler did not review contracts, pricing studies, or smelter terms developed by OTLLC as these were considered by OTLLC to be confidential to OTLLC. The OTLLC smelter terms are similar to smelter terms for which Amec Foster Wheeler is familiar, and the metal pricing is in line with Amec Foster Wheeler’s assessment of industry-consensus long-term pricing estimates. Amec Foster Wheeler considers the information to be suitable for PEA purposes.

24.1.7	Environmental Studies, Permitting, and Social or Community Impact

Information relating to environmental studies, permitting, and social or community impact remain the same for the 2018 PEA as were discussed in Section 20. Those data are reproduced here for completeness. Changes have been considered for the TSF as part of the 2018 PEA LOM.

Introduction

An ESIA was completed for the for Oyu Tolgoi mine, based on an assumed 27-year mine life. Activities that did not constitute part of the project for the purposes of the ESIA include:

•	Project expansion to support an increase in throughput rates

•	Long-term project power supply.

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A cumulative impact assessment was performed to assess impacts from further developments at Oyu Tolgoi together with other existing or planned projects, trends, and developments within the South Gobi region.

An EMS is currently in place for operations.

Baseline Studies

The Oyu Tolgoi environmental and social impact assessment was a comprehensive assessment of existing biophysical and human environment conditions pre-mining, addressed potential effects of the mine on biophysical and human environment, and specifically addressed biodiversity with plans to increase biodiversity overall in the region through offsets to areas adjacent to the mine.

The ESIA is a summary of several research programs and reports, including the following baseline studies:

•	Biophysical environment

-	Climate and climate change
-	Air quality
-	Noise and vibration
-	Topography, geology, and topsoil
-	Water resources
-	Biodiversity and ecosystems

•	Human environment

-	Population and demographics
-	Employment and livelihoods
-	Land use
-	Transport and infrastructure
-	Archaeology
-	Cultural heritage
-	Community health, safety, and security

Environmental Considerations/Monitoring Programs

Environmental and Social Impact Assessment

Holders of a mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia (1995), Law of Environmental Impact Assessment (1998, amended in 2001) and the Minerals Law (2006). These obligations include preparation of an EIA for mining proposals, submitting an annual EPP, posting an annual bond against completion of the protection plan and submitting an annual environmental report.

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OTLLC has posted environmental bonds to the MEGDT in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site. OTLLC pays to the Khanbogd Soum annual fees for water and road usage, while sand and gravel use fees are paid to the Aimag government in Dalanzadgad.

OTLLC has completed a comprehensive ESIA for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV property. The culmination of nearly 10 years of independent work and research carried out by both international and Mongolian experts, the ESIA identifies and assesses the potential environmental and social impacts of the project, including cumulative impacts, focusing on key areas such as biodiversity, water resources, cultural heritage, and resettlement.

The ESIA also sets out measures through all project phases to avoid, minimise, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the requirements of the Equator Principles, and the standards and policies of the IFC, EBRD, and other financing institutions. The IFC and the EBRD have similar, but not identical, definitions for the scope of an impact assessment. Both institutions frame assessments in terms of a project’s ‘area of influence’. The guidance provided by both IFC and the EBRD was utilised in defining the scope of the ESIA. The Oyu Tolgoi ESIA builds upon an extensive body of studies and reports, and DEIAs that have been prepared for project design and development purposes, and for Mongolian approvals under the following laws:

•	The Environmental Protection Law

•	The Law on Environmental Impact Assessment

•	The Minerals Law.

These initial studies, reports and DEIAs were prepared over a six-year period between 2002 and 2008.

The original DEIAs provided baseline information for both social and environmental issues. These DEIAs covered impact assessments for different project areas, and were prepared as separate components to facilitate technical review as requested by the Government of Mongolia.

The original DEIAs were in accordance with Mongolian standards and while they incorporated World Bank and IFC guidelines, they were not intended to comprehensively address overarching IFC policies such as the IFC Policy on Social and Environmental Sustainability, or the EBRD Environmental and Social Policy.

OTLLC has implemented and audited an EMS that conforms to the requirements of ISO 14001:2004. Implementation of the EMS during the construction phases will focus on the environmental policy; significant environmental aspects and impacts and their risk prioritisation; legal and other requirements; environmental performance objectives

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and targets; environmental management programs; and environmental incident reporting. The EMS for operations consists of detailed plans to control the environmental and social management aspects of all project activities following the commencement of commercial production from the open pit operations in the OTLLC ground holdings in 2013.

Following submission and approval of the initial DEIAs, the Government of Mongolia requested that OTLLC prepare an updated, comprehensive ESIA whereby the discussion of impacts and mitigation measures was project-wide and based on the latest project design. The ESIA was also to address social issues, meet the Government of Mongolia (legal) requirements, and comply with current IFC good practice.

For the ESIA the baseline information from the original DEIAs was updated with recent monitoring and survey data. In addition, a social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a SIA for the project.

The requested ESIA, completed in 2012, combines the DEIAs, the project SIA, and other studies and activities that have been prepared and undertaken by and for OTLLC.

For the purposes of the ESIA, the ‘project’ constitutes the direct activities that are to be financed and/or over which the project can exert control and influence through the project design, impact management, and mitigation measures.

This includes:

•	All Oyu Tolgoi project facilities within the Oyu Tolgoi ML area and surrounding 10 km buffer zone, including the following key features:

-	Open pit mining facilities
-	Underground mining facilities
-	Accommodation camps
-	Construction-related activities and facilities, including concrete batch plant, quarry, and laydown areas
-	Power generation facilities
-	Heating plant and boilers
-	Crusher
-	Concentrator
-	Tailings storage facility
-	Water management facilities (including diversion of the Undai River)
-	Waste water management facilities for camps and mining operations
-	Waste management facilities (municipal and industrial)
-	Waste rock storage facilities
-	Access roads within the ML area

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-	Vehicle and equipment maintenance and repair facilities
-	Fuel storage facilities
-	Electrical power distribution infrastructure
-	Administration buildings and catering facilities

•	Specific infrastructure facilities and disturbances within the Entrée/Oyu Tolgoi JV property include:

-	Shaft 4
-	Concrete batch plant and quarry
-	Permanent airport facility and temporary airstrip at Khanbumbat
-	Gunii Hooloi water supply pipeline
-	Drill pads
-	Road to border with China
-	Power lines

•	Contractor accommodation camps adjacent to Khanbogd

•	Potential dedicated off-site worker accommodation planned for Khanbogd

•	Gunii Hooloi water abstraction borefield and the water pipeline supplying the mine, as well as maintenance roads, pumping stations, construction camps, storage lagoons, and other support infrastructure

•	Infrastructure improvements (and associated resource use) by Oyu Tolgoi between the mine site and the Chinese border, including the 220 kV power transmission line, the access road that will be used for concentrate export, construction camps, local water boreholes, and borrow pits

•	Dedicated border crossing at Gashuun Sukhait for the exclusive use of the Oyu Tolgoi project

-	The concentrate will be sold by Oyu Tolgoi at the Mongolia–China border crossing at Gashuun Sukhait. The point of sale marks a key boundary to the project area
-	Infrastructure components that may be transferred to third-party ownership in the future.

A number of infrastructure components of the project considered within the ESIA will be constructed by OTLLC but may be transferred at some stage to public or third-party operation and/or ownership. Transfer of these infrastructure components to public operation and ownership will limit the degree of control that OTLLC can exert over their management and operation. These infrastructure components, which may be owned and operated by the Government of Mongolia, and will or may be used by members of the public and/or other commercial operations, include:

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•	The permanent airport, which is planned to be handed over to the Government of Mongolia after the completion of the project construction phase

•	The road from Oyu Tolgoi to the Chinese border at Gashuun Sukhait, which follows the alignment for the designated national road and is planned to be handed over to the Government of Mongolia upon completion of the project construction phase

•	The dedicated border crossing facility at Gashuun Sukhait, which will be operated by the Mongolian authorities

•	The 220 kV electricity transmission line from the Chinese border to Oyu Tolgoi, was transferred to the Government of Mongolia in October 2015.

Future Project Elements Not Directly Addressed in the Environmental and Social Impact Assessment

In addition to the project elements identified above, certain other activities and facilities are expected to be developed over time, either as part of, or in support of, the project. These do not constitute part of the project for the purposes of the ESIA.

These include:

•	Project expansion to support an increase in plant feed throughput from 100,000 t/d to 160,000 t/d

•	Long-term project power supply. The main power supply is currently via a dedicated 220 kV overhead power line from the Inner Mongolian electricity grid in northern China, (D’Appolonia S.p.A., 2016).

While the impacts of these project elements and their mitigation and management are not directly addressed in the ESIA, they are considered in the cumulative impact assessment of the ESIA.

Management Plans

The management plans developed for the Oyu Tolgoi project address the management of health, safety, environment, and social aspects associated with the project. The management plans form part of the mine’s Integrated Health, Safety, Environment and Community Management System (HSECMS). The HSECMS has been audited and is certified to ISO 14001 and OHSAS 18001.

Water Usage

Minimizing water use throughout all the operational aspects has been a key focus of attention during mine planning and design. Ongoing attention to water conservation will be maintained during operation through the continuous review of key performance indicators for water use and implementation of additional water conservation measures.

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Stockpiles

No stockpile facilities are envisaged on the Entrée/Oyu Tolgoi JV property for the planned underground mining operations.

Waste Rock Storage Facilities

No waste rock facilities are envisaged on the Entrée/Oyu Tolgoi JV property for the planned underground mining operations.

Tailings Storage Facility

Introduction

Site selection was based on consideration of such aspects as local topography, location relative to other project facilities, required storage capacity, potential environmental impacts, water conservation, and the potential for future tailings storage facility (TSF) expansion. Central or perimeter discharge, paste tailings, and conventional thickened tailings deposition methods were all evaluated. Due to the flat topography, the design required the construction of a perimeter embankment to retain the tailings within a “basin.”

The existing TSF is 2 km east of the open pit, 5 km southeast of the process plant, and is located within the OTLLC property, outside the licences where Entrée has a participating interest. Conventional thickened tailings are currently deposited in Cell 1.

Operating Assumptions

For the first 18 years of production, the TSF will consist of two cells, each approximately 4 km2 in size, to store a total of 670 Mt of tailings. The facility will be constructed in two stages, starting with Cell 1 (TC1) and then continuing with Cell 2 (TC2). The general arrangement of the cells is shown in Figure 24-9.

Each cell will be divided into four parallel sub-cells by berms. Berms, or ‘splitter dikes’, will constrain the active tailings beach to one sub-cell. An alternative method of tailings deposition management, whereby the number of spigots is increased to include the southwest side of the tailings, is being evaluated. This would eliminate the splitter dikes and present a cost savings. Supernatant water will run down the active beach to the eastern embankment and flow from there to one of two reclaim ponds situated on the northeast corner of TC1 and southeast corner of TC2. The two reclaim ponds may be combined in future by eliminating the central north embankment of TC1. However, the two cells would need to be combined within the next two years to eliminate the centre dike between TC1 and TC2.

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Figure 24-9:   General Arrangement of Cells 1 and 2

The original impoundment design is based on the assumption that the tailings beach will slope from the deposition point to the reclaim pond at an average of 1%. Sensitivity analyses were completed for beach slopes varying from 0.7% to 1.5% for the starter dam facility. At flatter beach slopes, the eastern dike must initially be raised more quickly (while the western dike is raised more slowly). Likewise, flatter beach slopes tend to correspond to lower placed tailings density, which requires the embankments to be raised more quickly. Rates of rise in 2015 and 2016 reduced considerably, indicating both melting of winter ice and tailings consolidation.

Besides the two cells discussed above, four more new TSF cells are currently being considered, namely Cell 3 (TC3), Cell 4 (TC4), Cell 5 (TC5) and Cell 6 (TC6).

Figure 24-10 and Figure 24-11 show conceptual design layouts of TC3/TC4 and TC5/TC6 respectively. Total design storage capacities of TC3, TC4, TC5, and TC6 are approximately 1.3 Bt, which will extend the tailings storage life for additional 36 years assuming an average tailings output rate of 100,000 t/d.

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Figure 24-10:   Conceptual Design Layout of Cells 3 and 4

Note: Figure from Golder (2015b). Figure north is to the top of the plan. Grid squares are 2 km x 2 km.

Figure 24-11:   Conceptual Design Layout of Cells 5 and 6

Note: Figure from Golder (2015b). Figure north is to the top of the plan. Grid squares are 2 km x 2 km.

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There is enough space to construct new cells in addition to these six tailings cells that will have the capacity to contain the life of mine tailings under the 2018 PEA case. However, the cost of constructing additional cells may increase as the haul distances for mine waste and other embankment materials increase. Moreover, opportunities for additional tailings storage by raising the embankments beyond the current design maximum height of 70 m and alternate tailings disposal options such as in-pit tailings disposal have been discussed, which could potentially lead to lower cost of tailings disposal in the future if proven feasible.

Impoundment Layout

The impoundment layout for TC1 and TC2 is shown in Figure 24-12, with up to 70 m high embankments enclosing the four sides of the impoundment. TC1 is in operation and is being raised annually. Detailed level design of TC2 is currently ongoing

Figure 24-10 and Figure 24-11 presented layouts of four new cells (TC3 through TC6) that are currently considered. Construction of additional cells adjoining the currently planned TC1 through TC6 is likely, although greater hauling distances of embankment materials and construction costs could be involved.

Design Considerations

Based on the standards and a “very high” consequence classification, the following notable hydrological/geotechnical design criteria have been adopted for TC1 and TC2:

•	Floods: probable maximum flood (PMF) = 184 mm rainfall in 24 hours

•	Freeboard: design flood water level = plus 1.0 m

•	Earthquakes: maximum credible earthquake = 0.32g, based on a M7 Richter scale earthquake at the Tavan Takhil Fault, located 18 km from the TSF

•	Slope Stability:

-	Factor of safety >1.5 in “Long Term Steady State – Drained” case
-	Factor of Safety >1.3 in “Construction Loading – Undrained” case
-	Factor of Safety >1.0 to 1.2 for “Post Seismic” case*

(*Note: For FoS 1.0 to 1.2 in “Post-Seismic” case, deformation analysis is required to demonstrate dynamic stability, or no loss of structural integrity and serviceability, where freeboard is retained and filter layers remain functional).

Future designs of additional cells to support the 2018 PEA case may follow the same considerations as outlined above, although some criteria could be updated and revised slightly, such as rainfall and earthquake data.

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Figure 24-12:   TSF Cell 1 and 2 Layout Plan

Note: Figure from 2016 Oyu Tolgoi Feasibility Study, courtesy OTLLC, 2017.

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Embankment

The TSF embankment is constructed of zoned, locally-sourced earth materials, which form the inner inclined clay core/filter layers, and of open pit mine waste rock, which forms the main embankment shell. The TSF embankment is raised each year using a downstream methodology to ensure that sufficient storage capacity for ongoing tailings deposition, with flood storage and freeboard, is retained at all times.

To date the rate of tailings rise at TC1 has been about 6 m/a, which will change in relation to any change in mine production and/or tailings densities. Some amelioration in the rate of tailings rise is expected over time as the overall depth of tailings increases in each cell, causing ongoing consolidation of previously-placed tailings.

Future cells to support the 2018 PEA case are assumed to use similar embankment configurations as the current TSF design.

Tailings Deposition

The TSF receives thickened (60% to 64% solids density) tailings from the tailings thickeners at the Oyu Tolgoi concentrator via dual overland HDPE pipelines, which are directed to a tailings booster pump station adjacent to the TSF. From the booster pump station, the tailings are pumped through overland conveyance pipelines to spigots installed on the west embankment of the TSF for discharge into discrete sub-cells. The tailings within each subcell are confined by splitter dikes and form a beach inclining toward the east where a supernatant reclaim pond is located. A floating barge pump station returns all supernatant reclaim water to the main process water pond at the concentrator for reuse.

The same concepts for tailings deposition and reclaim water return will continue to be used for future cells.

Water Considerations

The TSF is designed and operated in a manner that aims to minimize water loss. To achieve this, the TSF is constrained in area, resulting in a high rate of rise. The TSF is further subdivided into sub-cells, with one active cell generally operating at any given time. This allows inactive cells to consolidate and dry and helps ensure that only one wet sub-cell is exposed to evaporation. The supernatant water reclaim pond is restricted in size to minimize evaporation from this exposed water body.

Seepages from the base of the TSF are controlled by native clay where presented and, where not presented, by establishing a 1 m layer of compacted clay with surrounding cut-off. Any seepages from the TSF are collected in a trench and conveyed to a seepage collection cut-off dam, from where they are returned by pump to the main reclaim pond within the TSF for return to the concentrator. The TSF is isolated from the surrounding environment by a perimeter seepage collection drainage channel that conveys seepage originating from the TSF to a seepage collection cut-off

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embankment, from where it is returned to the TSF. In addition, a run-on diversion drainage channel conveys occasional surface water originating from the upstream Budaa and Khaliv ephemeral streams and surrounding catchment areas to the downstream Budaa stream bed.

The above water considerations may also be applied to future tailings storage designs supporting the 2018 PEA.

Monitoring Considerations

Vibrating wire piezometers have been installed under the embankment of Cell 1. These enable changes in pore water pressure in the clay to be measured when the clay is being loaded during embankment construction and tailings deposition.

Oyu Tolgoi recently installed multiple inclinometers in the TSF to monitor slope movement of perimeter embankments and potential deformation of foundation clay layers. The geotechnical strategy for ongoing development of the TSF is based on “reasonable conservatism” requiring an “observational approach” during construction, whereby ongoing monitoring provides data that support the design and helps identify opportunities for further optimisation (and, if needed, a response to adverse data).

The existing monitoring instruments, along with new monitoring instruments that would be installed in future cells, will continue to be used to guide TSF operation and design optimisation throughout the life of mine.

Water Supply

Gunii Hooloi Aquifer

The Gunii Hooloi basin extends 35 km to 70 km north of the Oyu Tolgoi site (refer also to discussion in Section 18).

Based on the first two hydrogeological investigation programs, the Gunii Hooloi aquifer has been demonstrated and approved by the MEGDT to be capable of providing 870 L/s, based on usage over 40 years and with limitations on drawdown that ensure that the main body of the aquifer remains in confined conditions.

Updated hydrogeological modelling, completed in 2013, and based on all three hydrogeological investigation programs, demonstrates that the Gunii Hooloi aquifer is capable of providing 1,475 L/s, based on the same time and drawdown conditions.

OTLLC noted in 2016 (Peters and Sylvester, 2016), that hydrogeological analytical studies and reporting to Mongolian norms remained to be completed in order to demonstrate and gain approval from the MEGDT of updated approved water reserves for the Gunii Hooloi aquifer.

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Raw Water Distribution and Use

Water demand for the Oyu Tolgoi facilities has been calculated at between 588 L/s and 785 L/s, with an average yearly demand of 696 L/s, to meet a production rate of 100,000 t/d. The primary source of raw water to meet these requirements is the Gunii Hooloi basin.

Water from groups of individual bores accumulate into five centrally located collection tank pump stations, from which water is pumped into the main water line leading to the Oyu Tolgoi site. Water is pumped into a 400,000 m3 emergency storage lagoon (two cells, 200,000 m3 each) situated on elevated ground approximately 5 km north of the Oyu Tolgoi site. Water is gravity-fed to the site through two pipelines from the two cells.

A permanent water treatment and bottling plant has been constructed to treat raw water from the Gunii Hooloi borefield to drinking (potable) and domestic water standards. Raw water distribution from the borefield lagoon to the site and throughout the site is designed as a gravity flow system. Two DN900 ductile iron pipes deliver raw water from the lagoon to the concentrator water tank, then to individual buried pipes that convey water to other functional areas of the site; pipe burial depth is 2.5 m. Raw water is provided to the concentrator, the main camp area, (including the water treatment plant), the Production Shaft Farm, the central heating plant, the warehouses, the open pit and central maintenance truck shops, and the primary crusher. Raw water will be provided to the underground mine for makeup and other services during construction and operations. Local flowmeters are provided to monitor raw water consumption in each area.

The borefield lagoon for raw water storage is about 4.5 km away from site. The lagoon can hold 400,000 m3 of water to provide approximately one week of emergency/buffer storage in case of any interruption in the supply of water from the borefield.

Undai River Diversion Works

Under natural conditions, the Undai River runs southeast and south of the Oyut open pit. Subsurface flow in the river channel is constant, but surface flows are also present occasionally, though usually only after heavy rainfall. There can be large floods in the river channel. Because of its proximity to the Oyut open pit, the river has been diverted. The river diversion system consists of three components: a dam, diversion channel, and subsurface diversion.

Raw Water Management Plan and Water Conservation

Due to low average annual precipitation in the project area, water management and conservation are given the highest priority in all aspects of project design. Minimising water use throughout all the operational aspects has been a key focus of attention during mine planning and design. Ongoing attention to water conservation will be maintained during operation through the continuous review of key performance

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indicators for water use and implementation of additional water conservation measures.

The development of a borefield to access groundwater reserves within the Gunii Hooloi aquifer basin has been established as the most cost-effective option to meet the raw water demand for the project. Water from the borefield is used for process water supply, dust suppression in the mining areas, and potable use. Another major component of the water management plan is the diversion of the Undai River to accommodate project facilities. Undai River water is not used by the mine; the diversion is to preserve this water in the environment.

OTLLC has affirmed it is committed to water conservation and has benchmarked its water conservation efforts against other mines by assessing factors such as quantified water consumption per tonne of concentrate produced. The current water budget is based on the use of 550 L/s and operating performance of the concentrator suggests this is a reasonable estimate. The water consumption compares favourably with other large operations in similar arid conditions.

Closure Plan

Current closure planning is based on a combination of progressive rehabilitation and closure planning. The Oyu Tolgoi Mine Closure Plan for OTLLC was completed in June 2012 and updated in 2014, and is based on the design status at that time.

OTLLC plans continuous development of environmental monitoring plans, including proposed activities and schedules, to ensure that environmental parameters meet the criteria, standards, and limits laid out in the Environmental Impact Assessment (EIA) and Environmental Protection Plan. In accordance with Mongolian Law, OTLLC has stated that it intends undertake monitoring at its own expense using approved methods and accredited facilities. The monitoring permits procedures and activities would be adjusted and/or modified as necessary to ensure optimal environmental protection.

Progressive reclamation will be performed on any areas of the mine site where it is deemed practical to do so and with consideration of the need to preserve future mine expansion options. Disturbed areas that are no longer used in the active operation will be technically and biologically rehabilitated concurrently with ongoing mining operations, as practicable. There are potential opportunities for local communities and herder groups to participate in the implementation of several progressive rehabilitation measures that could result in economic benefits and capacity development for those involved.

Parameters that will be monitored during the closure and post-closure phases of the mine, to characterize both physical and chemical stability of the project area and the environmental impact of the project, will include:

•	Surface water and groundwater quality

•	Physical stability of tailings deposits

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•	Physical stability of the river water diversion dike, waste rock dumps, drainage ditches, and concrete shaft/raise caps

•	Isolation of open pit voids and unfilled subsidence zones, including status of open water and erosion controls

•	Success of indigenous revegetation, including remediation as required until proven to be self-sustaining

•	Condition of groundwater monitoring wells, piezometers, survey monuments, and other instrumentation

•	Seepage rates to the adjacent groundwater aquifer from all monitoring wells

•	Effectiveness of dust control measures on waste rock, tailings storage facility, and other waste areas with specific attention to potential wind-blown contaminant sources.

Permitting

The Mongolian Minerals Law (2006) and Mongolian Land Law (2002) govern OTLLC’s exploration, mining, and land use rights for the project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. These laws allow licence holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial, and regional governmental authorities as granted under Mongolian law.

OTLLC has studied and continues to study the permitting and approval requirements for the development of the Oyu Tolgoi project including the Entrée/Oyu Tolgoi JV property, and maintains a permit and licencing register.

OTLLC personnel, working with the Mongolian authorities, have developed descriptions of the permitting processes and procedures for the Oyu Tolgoi project, including the underground development of the Entrée/Oyu Tolgoi JV property.

OTLLC (2016) has stated that permits have been obtained for underground mining.

Water

Self-discovered water resources are required to be made available for household purposes. However, the Investment Agreement confirms that OTLLC holds the sole rights to use these water resources for the project.

On 17 October 2014, a water use permit for 25 years was issued to OTLLC. In June 2016, OTLLC entered into a utilization agreement with a water agency of the Government of Mongolia for 25 years (until June 2040). Together with water use conclusions issued annually and the approved water reserve rate, these arrangements enable OTLLC to use the amount of water that will be required to develop the project.

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The Law on Water and the Investment Agreement both provide that the term of water use permits for exploiting mineral deposits of strategic importance is be the same as the term of mining licenses; therefore, OTLLC considers that it is entitled to extensions of its water permit and water utilization agreements for subsequent 20-year periods as its mining licenses are renewed.

Airport

OTLLC has the right to construct, manage, and use an aerodrome in connection with the project, based on permits issued in accordance with Mongolian law. A permanent domestic airport, capable of servicing Boeing 737-800 series aircraft, has been constructed at Oyu Tolgoi to support the transportation of people and goods to the site from Ulaanbaatar. It also serves as the regional airport for the Khanbogd soum.

Considerations of Social and Community Impacts

Studies

A social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a SIA for the project.

The cumulative impact assessment examined geographical areas, communities, and regional stakeholders that could be subject to cumulative impacts from further developments at Oyu Tolgoi together with other existing or planned projects, trends, and developments within the South Gobi region. Areas evaluated included:

•	Macro-economic impacts across the Mongolian economy

•	Impacts on communities and infrastructure in the South Gobi region related, for example, to influx, economic changes, and pressure on infrastructure. Specifically, within Ömnögovi aimag, this includes the soums of Khanbogd, Bayan Ovoo, Manlai, and Tsogttsetsii and the aimag capital, Dalanzadgad

•	Biodiversity impacts related to the fragmentation of ecosystems by roads and other infrastructure

•	Impacts on water resources in terms of both shallow aquifers for herder water supplies and deep aquifers for potential industrial water supplies

OTLLC Corporate Policies

Corporate commitment to sound environmental and social planning for the project is based on two policies:

•	Turquoise Hill’s Statement of Values and Responsibilities (March 2010), which declares its support for human rights, social justice, and sound environmental management, including the United Nations Universal Declaration of Human Rights (1948);

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•	The Way We Work 2009, Rio Tinto’s Global Code of Business Conduct that defines the way Rio Tinto manages the economic, social, and environmental challenges of its global operations.

Community Management Responsibilities

At OTLLC, social and community management are directly under the COO, who is separate from the Mine General Manager. The COO is responsible for pastureland and livelihood development, community and social performance, community assistance and partnership, and compliance and governance.

Community and Social Management Considerations

Community and social management plans, procedures and strategies have been developed by OTLLC for the following:

•	Community Health, Safety and Security

•	Grievance and Fair Treatment Procedure

•	Pastureland and Livelihood Improvement Strategy

•	Resettlement Action Plan

•	Stakeholder Engagement Plan

•	Cultural Heritage Management Plan

The surrounding community (predominantly herders) and local government are kept fully informed about mine developments and provide input and review of implementation of plans, procedures and strategies that directly affect them.

24.1.8	Capital and Operating Costs

This subsection presents the overall capital cost and operating cost estimates for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and all of the Heruga deposit. The Entrée/Oyu Tolgoi JV property and Entrée’s 20% attributable portion of these overall estimates is discussed in Section 24.1.8.

Capital Cost Estimates

Capital cost and sustaining cost estimates were prepared as separate and independent estimates. The information basis for the 2016 Oyu Tolgoi Feasibility Study was used to factor the capital cost estimate for the 2018 PEA. The 2016 Oyu Tolgoi Feasibility Study initial capital cost estimate to develop Hugo North/Hugo North Extension Lift 1 and design, procure, construct, and commission the complete expansion, inclusive of an underground block cave mine, supporting shafts, concentrator conversion, and supporting infrastructure expansion is US$5.093 billion. The additional capital to develop Hugo North/Hugo North Extension Lift 2 and all of the Heruga deposit is estimated at US$1.801 billion and US$2.541 billion respectively.

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Table 24-3 provides a summary of the total capital cost estimate for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and all of the Heruga deposit, derived from Peters and Sylvester (2016).

The capital cost estimate for the Hugo North/Hugo North Extension Lift 1 and concentrator uses the estimate basis in the 2016 Oyu Tolgoi Feasibility Study, and includes the costs associated with required construction and underground development and concentrator expansion prior to achieving commercial production. This includes (Peters and Sylvester, 2016):

•	Surface construction: the design and construction of underground mine surface support facilities such as the mine dry [change house], overland conveyors and supporting utilities

•	Shafts 2, 3, 4 and 5: capital cost for the shafts include the detail design and construction of all structures, utilities, materials, equipment, shaft-sinking as well as all associated indirect and management costs, and contractor and engineering support to commission the facilities

•	Underground construction: the design and construction of all underground facilities including crushing, materials handling to the surface portal transfer station, underground workshops and offices, and supporting utilities

•	Underground development: the horizontal and vertical development for underground mine access and ventilation as well as mass excavations for receiving the constructed facilities. Shaft logistics, waste rock handling, drawpoint construction, and haul road construction [prior to first ore production] are also included.

•	Capitalized operating costs: capital construction and development prior to first ore production. Includes mine management, technical services groups, administration, safety and training activities, hoisting, haulage, equipment and other [associated] costs

•	Conversion of the Phase 1, 100 kt/d capacity concentrator to efficiently process underground by adding: one ball mill, one rougher flotation line, six flotation columns, one concentrate thickener, two concentrate filters, four concentrate bagging modules. The estimate also includes associated minor equipment, engineering, and other indirect services.

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Table 24-3:   Overall Capital Cost Estimate

Area	Units	Value
Hugo North/Hugo North Extension Lift 1 and concentrator expansion	$US billion	5.093
Hugo North/Hugo North Extension Lift 2	$US billion	1.801
Heruga (all)	$US billion	2.541
Total capital cost (including VAT, duty and contingency)	$US billion	9.434

The capital cost estimate for Hugo North/Hugo North Extension Lift 2 is a PEA-level estimate benchmarked to the 2016 Oyu Tolgoi Feasibility Study Lift 1 estimate, with adjustments to build the additional facilities currently considered to be required. Detailed engineering, EPCM/EPC, VAT/duties and Owner’s project management costs are included at the same percentages of the value of works covered in the 2016 Oyu Tolgoi Feasibility Study.

Additionally:

•	Development costs were factored for differences associated in the design from Hugo North/Hugo North Extension Lift 1 to Hugo North/Hugo North Extension Lift 2

•	Power costs were adjusted using the Hugo North/Hugo North Extension Lift 1 assumptions for differences in ventilation and vertical haulage

•	Fixed costs for the underground operation is base on the expected annual costs for the later stages of Hugo North/Hugo North Extension Lift 1.

The capital cost for all of the Heruga deposit is based on a revised view of the planned Heruga operation compared to benchmark estimates at a PEA level. This includes:

•	Order of magnitude estimates for the conveyor, crushers, maintenance shops, primary ventilation system, surface infrastructure, electrical and communications infrastructure

•	Order of magnitude estimates for horizontal and vertical development, prior to first production

•	Order of magnitude estimates for ventilation and access shafts

•	Allowances (55% and 40% respectively) are included for indirect costs and contingency.

Sustaining Capital Cost Estimates

Overall sustaining capital costs are based on extrapolations from the 2016 Oyu Tolgoi Feasibility Study costs, with adjustments made for:

•	TSF costs that were increased to account for longer hauling distances; and a higher contingency due to lack of designs

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•	Hugo North/Hugo North Extension Lift 2 and Heruga development costs that were increased by approximately 8% and 10% respectively compared to Hugo North/Hugo North Extension Lift 1 only.

Table 24-4 provides an overview of overall sustaining cost estimate for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and all of the Heruga deposit.

With respect to the underground mine, sustaining capital includes all lateral development, undercut, and drawbell construction activities by the owner and/or contractor crews after the commencement of production (first mill feed). Sustaining capital is excluded from the initial/project capital. It generally includes the ongoing capital costs to support the mine ramp up from initial throughput to full production and capital necessary to sustain full production. The costs include:

•	Mobile equipment rebuild and replacement

•	On-going development in the production areas

•	On-going construction of drawpoints, chutes, grizzlies and ventilation structures within the production area.

The figure for underground sustaining capital in Table 24-4 represents a per-tonne weighted average based on PEA-level estimates for the three underground mines considered: Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and all of the Heruga deposit.

Operating Cost Estimates

Operating costs are based on extrapolations from existing operations data and include estimates for mining, processing, and infrastructure for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and all of the Heruga deposit.

Mine operating costs refer to the mucking of ore from the block cave mine and associated materials handling through crushing and conveying to the surface after the commencement of production (first ore). Operating costs include direct production costs (mucking, hauling, crushing, conveying and hoisting); mine support costs (equipment maintenance, ventilation, power, services, logistics and pumping); mine management (management, technical services, safety, training and administration), and VAT/duties.

As reported in Table 24-5, the mining operating cost of $5.67/t processed is based on a per-tonne weighted average of PEA-level estimates for the three mines in consideration: Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and all of the Heruga deposit.

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Table 24-4:   Overall Sustaining Capital Costs

Description	Unit	Value
Tailings storage facility construction	$/t processed	1.09
Concentrator	$/t processed	0.10
Underground mining	$/t processed	7.40
Infrastructure	$/t processed	0.18
Total	$/t processed	8.76

Note: Sustaining capital cost estimates are for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and all of the Heruga deposit.

Table 24-5:   Overall Operating Costs

Description	Unit	Value
Mining	$/t processed	5.67
Processing	$/t processed	9.37
Infrastructure	$/t processed	2.04
Total	$/t processed	17.07

Note: Operating cost estimates are for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and all of the Heruga deposit.

Process operating costs average $9.37/t processed and account for power, media, reagents, water, maintenance, bagging, labor, and VAT/duties. Note that tailings costs are included in sustaining costs. For Heruga, the process operating costs were adjusted upward to account for:

•	Differences in ore milling characteristics:

-	The cost per tonne milled for power and media increases to reflect a harder ore
-	The cost per tonne milled for labour increases to account for a lower throughput due to harder ore

•	Differences in ore head grade:

-	Bagging costs per tonne milled decreases to reflect the amount of concentrate produced.

Infrastructure costs average $2.04/t processed and account for the costs directly attributable to operational activities of the infrastructure department including:

•	CHP

•	Raw water supply from the borefields north of the site

•	HME facility

•	Warehouse (buildings only)

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•	Water bottling plant

•	Electrical utilities other than the power plant and 220 kV distribution

•	Camp facility (buildings only)

•	Airport

•	Light vehicle facility

•	Other building maintenance, including the waste management centre

The infrastructure costs are inclusive of VAT/duties.

G&A costs are not covered in this sub-section because the JVA does not participate in G&A costs. Instead, the Entrée/Oyu Tolgoi JV pays a separate monthly administration charge to OTLLC which is described in Section 24.1.8.

Closure Costs

LOM planned closure costs are estimated at US$1.293 billion, which is accrued at $0.90/t processed through 2032. Thereafter, incremental closure costs are estimated at $25 million for developing Hugo North/Hugo North Extension Lift 2 and Heruga; and are accrued at $0.03/t processed for the remainder of the mine life. The incremental closure cost estimate assumes that:

•	No treatment plant for tailings seepage or underground mine water required on closure

•	A dry cover for the TSF sourced from local materials; construction provided by the mine with existing mining equipment

•	No major embankment structure issues on closure

•	10 year post-closure environmental monitoring conducted by local staff with OTLLC supervision

•	Owner’s sustaining and EPCM costs not included as these should be covered by the main mine closure budget.

Additionally, closure costs assume standard procedures for closure of the subject underground mine workings and that no additional stabilizing structures such as extensive cement backfill beyond that which may be required during mine development will be required. Costs assume routine removal of underground support equipment and industry standard portal and vent raise closures completely sealing underground workings from human or animal ingress. Specifically, costs assume groundwater will equilibrate below the ground surface level and no treatment of mine water will be required. In addition, any ground subsidence issues manifested during mining are assumed to have been satisfactorily addressed prior to closure or that any special costs associated with such subsidence will have been allocated from operating and not closure costs.

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Escalation

Escalation is excluded from all operating cost estimates.

24.1.9	Economic Analysis

Cautionary Statement

The results of the economic analyses discussed in this section represent forward- looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Information that is forward-looking includes:

•	Mineral Resource estimates

•	Assumed commodity prices and exchange rates

•	The proposed mine production plan

•	Projected mining and process recovery rates

•	Assumptions as to mining dilution

•	Sustaining costs and proposed operating costs

•	Interpretations and assumptions as to joint venture and agreement terms

•	Assumptions as to closure costs and closure requirements

•	Assumptions as to environmental, permitting and social risks.

Additional risks to the forward-looking information include:

•	Changes to costs of production from what is assumed

•	Unrecognized environmental risks

•	Unanticipated reclamation expenses

•	Unexpected variations in quantity of mineralized material, grade or recovery rates

•	Geotechnical or hydrogeological considerations during mining being different from what was assumed

•	Failure of mining methods to operate as anticipated

•	Failure of plant, equipment or processes to operate as anticipated

•	Changes to assumptions as to the availability of electrical power, and the power rates used in the operating cost estimates and financial analysis

•	Ability to maintain the social licence to operate

•	Accidents, labour disputes and other risks of the mining industry

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•	Changes to interest rates

•	Changes to tax rates.

The mine plan is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The cash flows in the PEA are based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions, or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all the benefits of the Oyu Tolgoi Investment Agreement, including with respect to taxes and royalties. If Entrée is not entitled to all the benefits of the Oyu Tolgoi Investment Agreement, it could have an adverse effect on Entrée’s future cash flow and financial condition. For example, Entrée could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. To become entitled to the benefits of the Oyu Tolgoi Investment Agreement, Entrée may be required to negotiate and enter into a mutually acceptable agreement with the Government of Mongolia or other Oyu Tolgoi stakeholders, with respect to Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV property mineralization or otherwise.

Summary

Amec Foster Wheeler completed an economic analysis for Entrée’s 20% attributable portion of the Hugo North Extension Lift 1, Hugo North Extension Lift 2 and Heruga deposit areas within the Entrée/Oyu Tolgoi JV property using both pre-tax and after-tax discounted cash flow analysis.

The economic analysis was prepared using the following long-term metal price estimates: copper at US$3.00/lb; gold at US$1,300/oz and silver at US$19.00/oz. The pre-tax cash flow and the after-tax NPV@8% for Entrée’s 20% attributable portion in the 2018 PEA is US$2,078 million and US$278 million respectively.

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A summary of the production and financial results for Entrée’s 20% attributable portion are shown in Table 24-6. Mine site cash costs, C1 cash costs, and all-in sustaining costs for Entrée’s 20% attributable portion are shown in Table 24-7. IRR and payback are not presented because with 100% financing, neither is applicable.

The NPV@8% pre-tax and after-tax sensitivity to Heruga for Entrée’s 20% attributable portion is relatively small, since Heruga’s NPV@8% pre-tax and after-tax is approximately US$1.8 million and US$1.5 million respectively.

The following subsections provide details on the 2018 PEA performed on the subset of Mineral Resources within the PEA mine plan for Hugo North Extension Lift 1, Hugo North Extension Lift 2 and the Heruga deposit areas within the Entrée/Oyu Tolgoi JV property.

Methodology Used

The economic analysis for Entrée’s 20% attributable portion of the Entrée/Oyu Tolgoi JV property was carried out using a financial model developed by Amec Foster Wheeler. The financial model uses the DCF approach. This method of valuation requires projecting yearly cash inflows, or revenues, and subtracting yearly cash outflows such as operating costs, capital costs, royalties, and taxes. The resulting net annual pre-tax and after-tax cash flows are discounted back to the date of valuation and totalled to determine the NPV of the project at 5%, 8%, and 10% discount rates.

This economic analysis includes sensitivities to variations in capital costs, operating costs, copper grade, and copper price.

It should be noted that, for the sake of discounting, cash flows are assumed to occur at the end of each period. Cash flows are discounted to the beginning of 2019, and then added to the 2018 undiscounted cash flows for the NPV calculations.

Financial Model Parameters

The financial model has been prepared based on the assumptions outlined in the following sub-sections.

Mineral Resource

Table 24-1 showed the subset of the Mineral Resource within the 2018 PEA mine plan that is proposed to be mined and processed for the Entrée/Oyu Tolgoi JV property and shows Entrée’s 20% attributable share of the production.

Figure 24-13 shows the annual production profile for the subset of the Mineral Resource within the 2018 PEA mine plan, including grades for copper, gold, and silver.

Metallurgical Recoveries

Metallurgical recoveries projected by deposit are shown in Table 24-8.

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Table 24-6:    2018 PEA Summary Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)

	Units	Value
LOM processed material (Entrée/Oyu Tolgoi JV Property)
Subset of Indicated Mineral Resources in the 2018 PEA mine plan		113 Mt grading 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)
Subset of Inferred Mineral Resources in the 2018 PEA mine plan		708 Mt grading 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)
Copper recovered	Mlb	10,497
Gold recovered	koz	9,367
Silver recovered	koz	45,378
Entrée’s 20% attributable portion financial results
LOM cash flow, pre-tax	US$M	2,078
NPV(5%), after-tax	US$M	512
NPV(8%), after-tax	US$M	278
NPV(10%), after-tax	US$M	192

Notes:

1.	Long-term metal prices used in the NPV economic analyses are: copper US$3.0/lb, gold US$1,300/oz, silver US$19.0/oz.

2.	The Mineral Resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%. .

3.	Figures have been rounded.

Table 24-7:   2018 PEA Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion

Description	Unit	LOM Average
		2018 PEA
Mine Site Cash Cost	US$/lb Payable Copper	1.66
TC/RC, Royalties & Transport	US$/lb Payable Copper	0.32
Total Cash Costs Before Credits	US$/lb Payable Copper	1.98
Gold Credits	US$/lb Payable Copper	1.22
Silver Credits	US$/lb Payable Copper	0.08
Total Cash Costs After Credits	US$/lb Payable Copper	0.68
Total All-in Sustaining Costs After Credits	US$/lb Payable Copper	1.83

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Figure 24-13:   Proposed Mine Production (total Entrée/Oyu Tolgoi JV property)

Note: Figure prepared by Amec Foster Wheeler, 2018. Entrée has a 20% interest in the mill feed material extracted.

Table 24-8:   Average LOM Metallurgical Recovery Projections

Deposit	Concentrate Cu Grade (%)	Recovery (%)
		Cu	Au	Ag
Hugo North Extension - Lift 1	31	91.7	83.4	88.6
Hugo North Extension - Lift 2	29	90.5	82.2	87.2
Heruga	25	86.2	78.6	81.9

Table 24-9: Metal Prices, Smelting and Refining Terms

Parameter	Unit	Long-Term Financial Analysis Assumptions
Copper price	US$/lb	3.00
Gold price	US$/oz	1,300
Silver price	US$/oz	19.00
Treatment charges	US$/dmt conc.	85.00
Copper refining charge	US$/lb	0.085
Gold refining charge	US$/oz	4.50

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Metal Prices, Smelting and Refining Terms

Assumptions as to metal prices and smelting and refining terms are shown in
Table 24-9. The economic analysis includes a silver refining charge of US$0.45/oz Ag, derived from the 2016 Turquoise Hill Technical Report (Peters and Sylvester, 2016).

Concentrate shipping costs are assumed at US$35.2/wet*tonne, which is a 30% premium compared to the BDT31 shipping costs. The premium is to account for additional handling and marketing costs for Entrée’s concentrates.

Concentrate payable term assumptions are shown in Table 24-10.

Both arsenic and fluorine are penalty elements; however, only fluorine is anticipated to exceed the penalty limit at Hugo North Lift 1 and 2 and incur a charge as indicated in Table 24-11.

Royalties

Entrée have assumed that by the time the Entrée/Oyu Tolgoi JV property goes into production, Entrée will pay the same stabilized royalty rate as OTLLC, which is the 5% royalty. Furthermore, Entrée has anticipated that they will maintain their 20% interest in the Entrée/Oyu Tolgoi JV property as part of the stabilization agreement.

Accordingly, the financial model assumes that a 5% royalty applies, and that no other special or surtax royalties apply. The royalty is applied to the gross metal sales for copper, gold, and silver.

Capital Costs

Amec Foster Wheeler apportioned the overall capital and sustaining capital costs according to Entrée’s interpretation of the terms of the Entrée/Oyu Tolgoi JV agreement for use in the economic assessment. This interpretation includes:

•	OTLLC is responsible for 80% of all capital expenditures incurred on the Entrée/Oyu Tolgoi JV property for the benefit of the Entrée/Oyu Tolgoi JV and Entrée is responsible for the remaining 20%

•	Any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. Mill feed from the Entrée/Oyu Tolgoi JV property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs)

•	Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV property

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Table 24-10:   Concentrate Payable Terms

Item	Units	Value
Copper terms
Cu deduction (units)%		1
Payable Cu		96.0%
Silver terms
Minimum	g/t	30
Payable Ag		90.0%
Gold terms
Payable Au terms	g/t	%
	0	0.0%
	1	90.0%
	3	94.0%
	5	95.0%
	10	97.0%
	20	97.5%
	50	98.3%

Table 24-11:   Penalty Elements

Item	units	As	F
Concentrate limit	ppm	3,000	300
Payment unit (PU)	ppm	1,000	100
Penalty	$/dmt/PU	2	2
Rejection limit	ppm	5,000	1,000

•	Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence (facilities and underground infrastructure) as an amortization charge for capital costs that will be calculated in accordance with Canadian generally-accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-ofmine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled

•	For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV property, Entrée will recognize its proportional share of costs at the time of actual expenditure

Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be

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made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The total Entrée/Oyu Tolgoi JV property capital and sustaining capital estimate for the 2018 PEA is US$8,637.4 million. The total amortized capital is estimated at $1,846.7 million. Entrée’s 20% attributable portion of the development/sustaining and amortized capital cost is US$1,727.5 million and US$369.3 million respectively.

Table 24-12 provides a summary of the 2018 PEA capital cost projections for the Entrée/Oyu Tolgoi JV property and for Entrée’s 20% attributable portion. Table 24-13 provides an overview of the amortized capital.

Operating Costs

The Entrée/Oyu Tolgoi property operating costs used in the 2018 PEA average $23.35/t processed and are inclusive of the amortized capital, refining and smelting charges, and a 2% administrative fee. Entrée’s 20% attributable portion operating costs on a per tonne milled basis averages US$23.35 over the LOM (Table 24-14).

An annual license fee is payable against operating costs. The annual licence fee is to keep the Shivee Tolgoi and Javhlant MLs in good standing and is approximately US$944,000. The annual fees for the period October 27, 2017 to October 27, 2018 were paid on September 5, 2017.

In addition to direct operating expenditures, Entrée incurs an asset amortization charge for the use of OTTLC assets. The US$369.3 million (refer to Table 24-13Table 22-9) amortization charge is carried against operating costs.

Loan

Entrée advised that under the terms of the JVA, Entrée may be carried through to production, at its election, by debt financing from OTLLC with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month. Therefore, Entrée assumes that the company will not be obliged to contribute cash to the Entrée/Oyu Tolgoi JV property for its portion of operating and capital expenditures and will receive 10% of its share of cash flow from the Entrée/Oyu Tolgoi JV property until such time as any loans outstanding are repaid, and 100% thereafter.

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Table 24-12:   2018 PEA Capital Cost Summary

	Unit	Entrée/Oyu Tolgoi JV	Entrée 20% Attributable
Mine Shaft 4	US$ M	19.1	3.8
Hugo North Lift 1 development	US$ M	232.8	46.6
Hugo North Lift 2 development	US$ M	1,209.7	241.9
Heruga construction and development	US$ M	7,175.7	1,435.1
Total mine development capital	US$ M	8,637.4	1,727.5

Notes:

1.	Capital costs are inclusive of indirect costs, Mongolian custom duties and VAT and contingency.

2.	For the purposes of the 2018 PEA, it has been assumed that all underground infrastructure for Heruga will be constructed on the Entrée/Oyu Tolgoi JV property.

Table 24-13:   Amortized Capital

Amortization Charges for OTLLC Capital Costs	Unit	Entrée/Oyu Tolgoi JV	Entrée 20% Attributable
Mine Shaft #2	US$ M	14.8	3.0
Mine Shaft #3	US$ M	16.3	3.3
Mine Shaft #5	US$ M	4.8	1.0
Hugo North Lift #1 U/G construction	US$ M	136.0	27.2
Hugo North Lift #2 U/G construction	US$ M	415.2	83.0
Infrastructure & CHP	US$ M	31.8	6.4
Concentrator	US$ M	131.7	26.3
Tailings	US$ M	1,039.7	207.9
Reclamation	US$ M	56.3	11.3
Total facilities capital	US$ M	1,846.7	369.3

Notes:

1.	These capital items are required for the 2018 PEA. The 2018 PEA assumes that the same capital items required for Hugo North Extension Lift 1, with additional modifications, would be used to produce from Hugo North Extension Lift 2. Under the 2018 PEA, the total amount of the amortization charges for these capital items is allocated over a larger resource base.

2.	OTLLC capital costs are inclusive of indirect costs, Mongolian custom duties and VAT and contingency.

3.	U/G = underground, CHP = central heating plant.

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Table 24-14:   2018 PEA Operating Costs

Description	Unit	2018 PEA
Mining	$/t processed	5.67
Processing	$/t processed	9.37
Infrastructure and other operating	$/t processed	2.04
Amortized mining costs	$/t processed	0.25
Amortized process costs	$/t processed	0.16
Amortized tailings costs	$/t processed	1.27
Total refining & transportation costs	$/t processed	3.75
Total operating expenditure	$/t processed	22.51
Administration charge (2% during development; 2.5% during production)	$/t processed	0.84
Total	$/t processed	23.35

As at September 30, 2017, accrued interest on the loans at prime rate plus 2% per annum was US$1,753,696. The principal amount of the loans was US$6,000,518. To date, the loans primarily comprise contributions made by OTLLC on Entrée’s behalf to exploration programs and budgets and for licence fee payments.

Depreciation

US$1,727.5 million in mine development and sustaining capital (refer to Table 24-12) is depreciated on a unit of production basis over the underground tonnes mined.

With respect to development capital costs for existing OTLLC facilities, Entrée has advised that these capital costs will have been fully depreciated prior to the processing of Entrée/Oyu Tolgoi JV property mill feed material through the OTLLC facilities, and no amortization allowance for such development capital costs is payable.

Taxes

Mongolian Corporate Income Taxes (CIT) are applied to the total Net Income at 10% on first MNT 3 billion (approximately US$1.2 million) and 25% on the remainder. Prior years income tax losses are carried forward and applied to current years taxable income balance. There is an opening tax loss balance of US$5.7 million.

Economic Analysis

Amec Foster Wheeler completed an economic analysis for Entrée’s 20% attributable portion of the 2018 PEA on the Entrée/Oyu Tolgoi JV property using both pre-tax and after-tax discounted cash flow analyses. Underlying assumptions in the analysis include:

•	All pricing within the financial analysis is based on 2018 constant dollars. No escalation is applied

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•	For the analysis, Entrée have advised that under the JVA, all costs of Operations under each program and budget will, to the extent practicable, be allocated at the time the program and budget is adopted between the Entrée/Oyu Tolgoi JV property and the Oyu Tolgoi ML, based on the proportions in which each of them benefits most from such Operations. OTLLC shall pay for 100% of costs allocated to the Oyu Tolgoi ML and all associated liabilities including for environmental compliance. The balance of such costs shall be borne and paid by the participants in accordance with their respective participating interests (i.e. Entrée 20%; OTLLC 80%)

•	Entrée is carried through to production by debt financing from OTLLC with interest accruing at prime (Royal Bank Prime of 3.2%) +2%, or approximately 5.2%. Debt repayment is made from 90% of monthly available cash flow arising from sale of Entrée’s share of products. Entrée receives 10% of its share of cash flow from the Entrée/Oyu Tolgoi JV property until the loans outstanding balance is repaid and 100% thereafter.

Using a discount rate of 8%, the pre-tax NPV for Entrée’s 20% attributable portion is estimated at US$379 million. The after-tax NPV@8% is US$278 million. Table 24-15 provides a summary of key 2018 PEA financial outcomes for Entrée’s 20% attributable portion of the Entrée/Oyu Tolgoi JV property. IRR and payback for the 2018 PEA are not presented in Table 24-15 because with 100% financing, neither is applicable.

Figure 24-14 provides a distribution of Entrée’s 20% attributable portion cash flows over the 2018 PEA LOM. Table 24-16 to Table 24-23 provide a summary of the 2018 PEA cash flow on an annualized basis for Entrée’s 20% attributable portion.

Sensitivity Analysis

Entrée’s 20% attributable portion of the 2018 PEA is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs. The copper grade sensitivity generally mirrors the copper price. Figure 24-16 to Figure 24-19 provide sensitivity spider graphs for the 2018 PEA pre-tax and after-tax cash flow and NPV for Entrée’s 20% attributable portion.

Comments on Section 24.1.8

The NPV@8% pre-tax and after-tax sensitivity to Heruga for Entrée’s 20% attributable portion is relatively small since Heruga’s 2018 PEA NPV@8% pre-tax and after-tax is approximately US$1.8 million and US$1.5 million respectively.

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Table 24-15:   Summary 2018 PEA Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)

Pre-Tax Cash Flow		Units	Total
Cumulative cash flow		kUS$	2,077,980
NPV @	5%	kUS$	692,730
NPV @	8%	kUS$	378,871
NPV @	10%	kUS$	262,358
After-Tax Cash Flow		Units	Total
Cumulative cash flow		kUS$	1,521,665
NPV @	5%	kUS$	512,111
NPV @	8%	kUS$	278,284
NPV @	10%	kUS$	192,017

Figure 24-14:   2018 PEA Cash Flow for Entrée’s 20% Attributable Portion

Note: Figure prepared by Amec Foster Wheeler, 2018.

February 2018 Project Number: 197631	Page 24-58

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Table 24-16: Cash Flow for Entrée’s 20% Attributable Portion (Year 1 to Year 10)

	Units	Total	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Mine production
Tonnage	kt	821,326	—	—	—	112	138	370	106	112	247	734
Cu	%	0.66	—	—	—	0.22	0.27	1.18	1.67	1.54	0.93	1.80
Au	g/t	0.45	—	—	—	0.01	0.01	0.34	0.56	0.59	0.38	0.77
Ag	g/t	2.04	—	—	—	0.60	0.81	2.87	4.33	3.90	2.68	4.35
Cash flow
Revenue
Cu	kUS$	5,824,809	—	—	—	207	328	4,819	1,994	1,936	2,491	14,945
Au	kUS$	2,359,375	—	—	—	—	—	817	395	442	601	3,804
Ag	kUS$	155,194	—	—	—	5	9	101	44	42	62	309
Total revenue	kUS$	8,339,378	—	—	—	212	337	5,738	2,433	2,420	3,154	19,057
Mineral royalties (gross sales value)	kUS$	416,969	—	—	—	11	17	287	122	121	158	953
Surtax royalty	kUS$	—	—	—	—	—	—	—	—	—	—	—
Net revenue	kUS$	7,922,409	—	—	—	201	320	5,451	2,312	2,299	2,997	18,105
Total operating costs on site	kUS$	2,804,530	—	—	—	372	458	1,232	354	374	821	2,443
Total capital carrying charge	kUS$	275,031	—	—	—	157	194	533	155	164	355	1,070
Total administration charge	kUS$	137,321	213	209	284	299	419	296	253	273	277	348
Total refining & transportation costs	kUS$	615,489	—	—	—	32	49	465	192	189	280	1,284
Net smelter return (NSR)	kUS$	7,723,889	—	—	—	180	288	5,273	2,241	2,231	2,875	17,773
Operating profit (EBITDA)	kUS$	4,090,038	(213)	(209)	(284)	(658)	(800)	2,926	1,358	1,300	1,264	12,959
Total operating costs	kUS$	3,832,371	213	209	284	859	1,120	2,526	954	999	1,732	5,145
Depreciation	kUS$	1,810,508	—	—	—	35	77	234	73	87	208	681
Total production costs	kUS$	5,642,879	213	209	284	894	1,197	2,759	1,028	1,086	1,940	5,826
Income from operations
Net revenue	kUS$	7,922,409	—	—	—	201	320	5,451	2,312	2,299	2,997	18,105
Production costs	kUS$	5,642,879	213	209	284	894	1,197	2,759	1,028	1,086	1,940	5,826
Net income before taxes	kUS$	2,279,530	(213)	(209)	(284)	(692)	(877)	2,692	1,284	1,213	1,057	12,278
Federal tax	kUS$	556,315	—	—	—	—	—	—	—	—	—	—

February 2018 Project Number: 197631	Page 24-59

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	Units	Total	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Depreciation	kUS$	1,810,508	—	—	—	35	77	234	73	87	208	681
Reclamation accrual	kUS$	11,260	—	—	—	20	25	67	19	20	44	132
Net income after taxes	kUS$	3,522,463	(213)	(209)	(284)	(678)	(825)	2,859	1,338	1,280	1,220	12,827
Loan
10% cash flow pass through	kUS$	352,830	—	—	—	—	—	286	134	128	122	1,283
Cash flow after loan payment	kUS$	1,525,383	—	—	—	—	—	—	—	—	—	—
Final loan balance	kUS$	(356,548)
Cash flow after tax	kUS$	1,521,665	—	—	—	—	—	286	134	128	122	1,283
NPV @ 5%	kUS$	512,111
NPV @ 8%	kUS$	278,284
NPV @ 10%	kUS$	192,017
Cash flow before tax	kUS$	2,077,980	—	—	—	—	—	286	134	128	122	1,283
NPV @ 5%	kUS$	692,730	—	—	—	—	—
NPV @ 8%	kUS$	378,871
NPV @ 10%	kUS$	262,358

Note: EBITDA = earnings before interest, taxes, depreciation and amortization

Table 24-17: Cash Flow for Entrée’s 20% Attributable Portion (Year 11 to Year 20)

	Units	Total	Yr 11	Yr 12	Yr 13	Yr 14	Yr 15	Yr 16	Yr 17	Yr 18	Yr 19	Yr 20
Mine production
Tonnage	kt	821,326	2,597.50	5,793	7,900	8,562	7,330	2,014	430	413	517	1,396
Cu	%	0.66	2.11	1.92	1.90	1.51	0.98	0.68	0.66	0.65	0.67	0.82
Au	g/t	0.45	0.89	0.82	0.71	0.44	0.22	0.16	0.23	0.23	0.27	0.35
Ag	g/t	2.04	5.48	4.81	4.37	3.30	2.12	1.50	1.38	1.80	2.00	2.66
Cash flow
Revenue
Cu	kUS$	5,824,809	62,531	26,054	169,801	144,561	77,508	14,249	2,985	2,815	3,653	12,262
Au	kUS$	2,359,375	15,592	32,142	37,896	24,628	10,341	1,966	622	590	883	3,201

February 2018 Project Number: 197631	Page 24-60

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	Units	Total	Yr 11	Yr 12	Yr 13	Yr 14	Yr 15	Yr 16	Yr 17	Yr 18	Yr 19	Yr 20
Ag	kUS$	155,194	1,385	2,701	3,351	2,725	1,465	279	55	68	95	347
Total revenue	kUS$	8,339,378	79,508	160,897	211,048	171,915	89,314	16,495	3,662	3,473	4,631	15,810
Mineral royalties (gross sales value)	kUS$	416,969	3,975	8,045	10,552	8,596	4,466	825	183	174	232	790
Surtax royalty	kUS$	—	—	—	—	—	—	—	—	—	—	—
Net revenue	kUS$	7,922,409	75,532	152,852	200,496	163,319	84,848	15,670	3,479	3,300	4,400	15,019
Total operating costs on site	kUS$	2,804,530	8,609	19,199	26,231	28,426	24,367	6,677	1,328	1,273	1,595	4,308
Total capital carrying charge	kUS$	275,031	3,637	8,102	11,304	12,168	10,456	2,765	119	105	131	363
Total administration charge	kUS$	137,321	550	957	1,231	1,427	1,254	1,056	960	841	800	738
Total refining & transportation costs	kUS$	615,489	5,204	11,249	15,722	14,704	9,211	1,859	365	324	400	1,326
Net smelter return (NSR)	kUS$	7,723,889	74,304	149,648	195,327	157,211	80,103	14,636	3,297	3,149	4,231	14,484
Operating profit (EBITDA)	kUS$	4,090,038	57,531	113,346	146,009	106,595	39,560	3,314	706	757	1,474	8,284
Total operating costs	kUS$	3,832,371	18,001	39,506	54,487	56,724	45,288	12,356	2,772	2,543	2,925	6,735
Depreciation	kUS$	1,810,508	2,434	6,001	9,616	12,458	13,823	4,673	181	218	344	1,077
Total production costs	kUS$	5,642,879	20,435	45,508	64,103	69,182	59,111	17,029	2,953	2,761	3,269	7,811
Income from operations
Net revenue	kUS$	7,922,409	75,532	152,852	200,496	163,319	84,848	15,670	3,479	3,300	4,400	15,019
Production costs	kUS$	5,642,879	20,435	45,508	64,103	69,182	59,111	17,029	2,953	2,761	3,269	7,811
Net income before taxes	kUS$	2,279,530	55,097	107,344	136,393	94,137	25,737	(1,359)	525	539	1,130	7,208
Federal tax	kUS$	556,315	11,078	26,656	33,918	23,354	6,254	—	—	—	—	1,502
Depreciation	kUS$	1,810,508	2,434	6,001	9,616	12,458	13,823	4,673	181	218	344	1,077
Reclamation accrual	kUS$	11,260	468	1,043	1,422	1,541	1,319	13	3	3	3	9
Net income after taxes	kUS$	3,522,463	45,986	85,647	110,668	81,699	31,986	3,301	704	754	1,471	6,774
Loan
10% cash flow pass through	kUS$	352,830	4,599	8,565	11,067	8,170	3,199	330	70	75	147	677
Cash flow after loan payment	kUS$	1,525,383	—	72,099	95,468	64,606	21,015	—	—	—	—	—
Final loan balance	kUS$	(356,548)
Cash flow after tax	kUS$	1,521,665	4,599	80,664	106,535	72,776	24,214	330	70	75	147	677

February 2018 Project Number: 197631	Page 24-61

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	Units	Total	Yr 11	Yr 12	Yr 13	Yr 14	Yr 15	Yr 16	Yr 17	Yr 18	Yr 19	Yr 20
NPV @ 5%	kUS$	512,111
NPV @ 8%	kUS$	278,284
NPV @ 10%	kUS$	192,017
Cash flow before tax	kUS$	2,077,980	15,676	107,320	140,453	96,131	30,468	330	70	75	147	2,179
NPV @ 5%	kUS$	692,730
NPV @ 8%	kUS$	378,871
NPV @ 10%	kUS$	262,358

Note: EBITDA = earnings before interest, taxes, depreciation and amortization

Table 24-18: Cash Flow for Entrée’s 20% Attributable Portion (Year 21 to Year 30)

	Units	Total	Yr 21	Yr 22	Yr 23	Yr 24	Yr 25	Yr 26	Yr 27	Yr 28	Yr 29	Yr 30
Mine production
Tonnage	kt	821,326	2,902	4,175	10,396	13,110	13,697	14,361	14,672	14,582	14,952	14,578
Cu	%	0.66	1.27	1.55	1.62	1.69	1.65	1.47	1.28	1.19	1.16	1.20
Au	g/t	0.45	0.52	0.58	0.50	0.50	0.52	0.49	0.48	0.51	0.48	0.45
Ag	g/t	2.04	3.43	3.68	3.71	4.08	4.19	3.84	3.44	3.32	3.36	3.54
Cash flow
Revenue
Cu	kUS$	5,824,809	40,761	72,553	189,344	249,006	253,602	236,177	208,358	190,871	191,276	193,207
Au	kUS$	2,359,375	10,127	16,296	34,259	43,538	46,943	46,069	47,117	49,450	47,877	42,785
Ag	kUS$	155,194	952	1,481	3,718	5,175	5,547	5,306	4,830	4,614	4,794	4,926
Total revenue	kUS$	8,339,378	51,840	90,331	227,322	297,718	306,092	287,552	260,306	244,936	243,947	240,918
Mineral royalties (gross sales value)	kUS$	416,969	2,592	4,517	11,366	14,886	15,305	14,378	13,015	12,247	12,197	12,046
Surtax royalty	kUS$	—	—	—	—	—	—	—	—	—	—	—
Net revenue	kUS$	7,922,409	49,248	85,814	215,955	282,833	290,787	273,175	247,290	232,689	231,750	228,872
Total operating costs on site	kUS$	2,804,530	8,956	12,884	32,078	40,458	42,268	44,319	45,279	45,001	46,141	44,987
Total capital carrying charge	kUS$	275,031	796	1,183	2,977	3,804	3,967	4,086	4,083	4,019	4,118	4,058
Total administration charge	kUS$	137,321	1,178	1,200	1,758	1,830	1,805	1,629	1,650	1,641	1,677	1,641

February 2018 Project Number: 197631	Page 24-62

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	Units	Total	Yr 21	Yr 22	Yr 23	Yr 24	Yr 25	Yr 26	Yr 27	Yr 28	Yr 29	Yr 30
Total refining & transportation costs	kUS$	615,489	3,904	6,663	17,303	22,911	23,627	22,761	20,908	19,746	20,104	20,524
Net smelter return (NSR)	kUS$	7,723,889	47,936	83,668	210,018	274,808	282,465	264,792	239,397	225,190	223,843	220,394
Operating profit (EBITDA)	kUS$	4,090,038	34,413	63,884	161,840	213,830	219,120	200,380	175,370	162,283	159,710	157,662
Total operating costs	kUS$	3,832,371	14,835	21,930	54,115	69,002	71,668	72,795	71,921	70,406	72,040	71,210
Depreciation	kUS$	1,810,508	2,770	4,673	13,484	18,933	21,687	23,855	25,654	26,970	29,505	30,965
Total production costs	kUS$	5,642,879	17,604	26,603	67,599	87,936	93,355	96,650	97,574	97,376	101,545	102,175
Income from operations
Net revenue	kUS$	7,922,409	49,248	85,814	215,955	282,833	290,787	273,175	247,290	232,689	231,750	228,872
Production costs	kUS$	5,642,879	17,604	26,603	67,599	87,936	93,355	96,650	97,574	97,376	101,545	102,175
Net income before taxes	kUS$	2,279,530	31,644	59,211	148,356	194,897	197,433	176,525	149,716	135,313	130,205	126,697
Federal tax	kUS$	556,315	7,731	14,623	36,909	48,544	49,178	43,951	37,249	33,648	32,371	31,494
Depreciation	kUS$	1,810,508	2,770	4,673	13,484	18,933	21,687	23,855	25,654	26,970	29,505	30,965
Reclamation accrual	kUS$	11,260	19	27	68	86	89	94	96	95	98	95
Net income after taxes	kUS$	3,522,463	26,663	49,234	124,863	165,200	169,852	156,335	138,025	128,540	127,241	126,073
Loan
10% cash flow pass through		352,830	2,666	4,923	12,486	16,520	16,985	15,633	13,802	12,854	12,724	12,607
Cash flow after loan payment		1,525,383	—	—	—	86,844	134,454	131,494	115,117	106,636	105,238	104,418
Final loan balance		(356,548)
Cash flow after tax		1,521,665	2,666	4,923	12,486	103,364	151,440	147,127	128,919	119,490	117,962	117,026
NPV @ 5%		512,111
NPV @ 8%		278,284
NPV @ 10%		192,017
Cash flow before tax		2,077,980	10,397	19,546	49,395	151,908	200,618	191,079	166,168	153,138	150,333	148,520
NPV @ 5%		692,730
NPV @ 8%		378,871
NPV @ 10%		262,358

Note: EBITDA = earnings before interest, taxes, depreciation and amortization

February 2018 Project Number: 197631	Page 24-63

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Table 24-19: Cash Flow for Entrée’s 20% Attributable Portion (Year 31 to Year 40)

	Units	Total	Yr 31	Yr 32	Yr 33	Yr 34	Yr 35	Yr 36	Yr 37	Yr 38	Yr 39	Yr 40
Mine production
Tonnage	kt	821,326	14,111	12,409	10,115	6,504	2,192	83	—	—	—	—
Cu	%	0.66	1.24	1.34	1.37	1.23	0.74	0.44	—	—	—	—
Au	g/t	0.45	0.46	0.51	0.49	0.43	0.25	0.17	—	—	—	—
Ag	g/t	2.04	3.63	3.80	3.66	3.30	2.38	1.89	—	—	—	—
Cash flow
Revenue
Cu	kUS$	5,824,809	193,691	184,521	153,340	87,879	17,179	358	0	0	0	0
Au	kUS$	2,359,375	42,244	41,712	32,637	18,241	3,417	84	—	—	—	—
Ag	kUS$	155,194	4,897	4,521	3,554	2,052	484	14	—	—	—	—
Total revenue	kUS$	8,339,378	240,833	230,753	189,531	108,171	21,080	456	—	—	—	—
Mineral royalties (gross sales value)	kUS$	416,969	12,042	11,538	9,477	5,409	1,054	23	—	—	—	—
Surtax royalty	kUS$	—	—	—	—	—	—	—	—	—	—	—
Net Revenue	kUS$	7,922,409	228,791	219,216	180,054	102,762	20,026	433	—	—	—	—
Total operating costs on site	kUS$	2,804,530	43,547	38,295	31,215	20,072	6,764	256	—	—	—	—
Total capital carrying charge	kUS$	275,031	3,958	3,511	2,888	1,854	585	21	—	—	—	—
Total administration charge	kUS$	137,321	1,595	1,426	1,198	838	407	197	189	189	189	189
Total refining & transportation costs	kUS$	615,489	20,511	18,890	15,940	9,916	2,293	53	—	—	—	—
Net smelter return (NSR)	kUS$	7,723,889	220,321	211,864	173,590	98,255	18,787	403	—	—	—	—
Operating profit (EBITDA)	kUS$	4,090,038	159,179	157,094	128,812	70,083	9,978	(93)	(189)	(189)	(189)	(189)
Total operating costs	kUS$	3,832,371	69,612	62,122	51,242	32,680	10,048	526	189	189	189	189
Depreciation	kUS$	1,810,508	32,695	31,805	29,286	21,822	8,664	379	—	—	—	—
Total production costs	kUS$	5,642,879	102,307	93,926	80,528	54,502	18,712	905	189	189	189	189
Income from operations
Net revenue	kUS$	7,922,409	228,791	219,216	180,054	102,762	20,026	433	—	—	—	—
Production costs	kUS$	5,642,879	102,307	93,926	80,528	54,502	18,712	905	189	189	189	189
Net income before taxes	kUS$	2,279,530	126,484	125,290	99,526	48,261	1,314	(472)	(189)	(189)	(189)	(189)
Federal tax	kUS$	556,315	31,441	31,142	24,702	11,885	149	—	—	—	—	—

February 2018 Project Number: 197631	Page 24-64

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	Units	Total	Yr 31	Yr 32	Yr 33	Yr 34	Yr 35	Yr 36	Yr 37	Yr 38	Yr 39	Yr 40
Depreciation	kUS$	1,810,508	32,695	31,805	29,286	21,822	8,664	379	—	—	—	—
Reclamation accrual	kUS$	11,260	92	81	66	42	14	1	—	—	—	—
Net income after taxes	kUS$	3,522,463	127,646	125,871	104,044	58,155	9,815	(94)	(189)	(189)	(189)	(189)
Loan
10% cash flow pass through	kUS$	352,830	12,765	12,587	10,404	5,815	982	—	—	—	—	—
Cash flow after loan payment	kUS$	1,525,383	106,124	105,583	87,362	48,303	7,473	—	—	—	—	—
Final loan balance	kUS$	(356,548)	—	—	—	—	—	—	—	—	—	—
Cash flow after tax	kUS$	1,521,665	118,889	118,170	97,767	54,118	8,455	—	—	—	—	—
NPV @ 5%	kUS$	512,111
NPV @ 8%	kUS$	278,284
NPV @ 10%	kUS$	192,017
Cash flow before tax	kUS$	2,077,980	150,330	149,312	122,469	66,004	8,603	—	—	—	—	—
NPV @ 5%	kUS$	692,730
NPV @ 8%	kUS$	378,871
NPV @ 10%	kUS$	262,358

Note: EBITDA = earnings before interest, taxes, depreciation and amortization

Table 24-20: Cash Flow for Entrée’s 20% Attributable Portion (Year 41 to Year 50)

	Units	Total	Yr 41	Yr 42	Yr 43	Yr 44	Yr 45	Yr 46	Yr 47	Yr 48	Yr 49	Yr 50
Mine Production
Tonnage	kt	821,326	—	—	—	—	—	—	—	93	279	465
Cu	%	0.66	—	—	—	—	—	—	—	0.24	0.24	0.24
Au	g/t	0.45	—	—	—	—	—	—	—	0.48	0.48	0.48
Ag	g/t	2.04	—	—	—	—	—	—	—	1.17	1.17	1.17
Cash flow
Revenue
Cu	kUS$	5,824,809	0	0	0	0	0	0	0	177	532	887
Au	kUS$	2,359,375	—	—	—	—	—	—	—	223	668	1,113

February 2018 Project Number: 197631	Page 24-65

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	Units	Total	Yr 41	Yr 42	Yr 43	Yr 44	Yr 45	Yr 46	Yr 47	Yr 48	Yr 49	Yr 50
Ag	kUS$	155,194	—	—	—	—	—	—	—	8	23	39
Total revenue	kUS$	8,339,378	—	—	—	—	—	—	—	408	1,223	2,038
Mineral royalties (gross sales value)	kUS$	416,969	—	—	—	—	—	—	—	20	61	102
Surtax royalty	kUS$	—	—	—	—	—	—	—	—	—	—	—
Net revenue	kUS$	7,922,409	—	—	—	—	—	—	—	387	1,162	1,936
Total operating costs on site	kUS$	2,804,530	—	—	—	—	—	—	—	326	978	1,630
Total capital carrying charge	kUS$	275,031	—	—	—	—	—	—	—	25	76	127
Total administration charge	kUS$	137,321	189	189	189	189	189	189	189	203	231	260
Total refining & transportation costs	kUS$	615,489	—	—	—	—	—	—	—	20	61	102
Net smelter return (NSR)	kUS$	7,723,889	—	—	—	—	—	—	—	387	1,162	1,936
Operating profit (EBITDA)	kUS$	4,090,038	(189)	(189)	(189)	(189)	(189)	(189)	(189)	(188)	(185)	(182)
Total operating costs	kUS$	3,832,371	189	189	189	189	189	189	189	575	1,347	2,119
Depreciation	kUS$	1,810,508	—	—	—	—	—	—	—	0	0	1
Total production costs	kUS$	5,642,879	189	189	189	189	189	189	189	575	1,347	2,120
Income from operations
Net revenue	kUS$	7,922,409	—	—	—	—	—	—	—	387	1,162	1,936
Production costs	kUS$	5,642,879	189	189	189	189	189	189	189	575	1,347	2,120
Net income before taxes	kUS$	2,279,530	(189)	(189)	(189)	(189)	(189)	(189)	(189)	(188)	(185)	(184)
Federal tax	kUS$	556,315	—	—	—	—	—	—	—	—	—	—
Depreciation	kUS$	1,810,508	—	—	—	—	—	—	—	0	0	1
Reclamation accrual	kUS$	11,260	—	—	—	—	—	—	—	1	2	3
Net income after taxes	kUS$	3,522,463	(189)	(189)	(189)	(189)	(189)	(189)	(189)	(188)	(187)	(185)
Loan
10% cash flow pass through	kUS$	352,830	—	—	—	—	—	—	—	—	—	—
Cash flow after loan payment	kUS$	1,525,383	—	—	—	—	—	—	—	—	—	—
Final loan balance	kUS$	(356,548)	—	—	—	—	—	—	—	—	—	—
Cash flow after tax	kUS$	1,521,665	—	—	—	—	—	—	—	—	—	—
NPV @ 5%	kUS$	512,111
NPV @ 8%	kUS$	278,284

February 2018 Project Number: 197631	Page 24-66

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	Units	Total	Yr 41	Yr 42	Yr 43	Yr 44	Yr 45	Yr 46	Yr 47	Yr 48	Yr 49	Yr 50
NPV @ 10%	kUS$	192,017
Cash flow before tax	kUS$	2,077,980	—	—	—	—	—	—	—	—	—	—
NPV @ 5%	kUS$	692,730
NPV @ 8%	kUS$	378,871
NPV @ 10%	kUS$	262,358

Note: EBITDA = earnings before interest, taxes, depreciation and amortization

Table 24-21: Cash Flow for Entrée’s 20% Attributable Portion (Year 51 to Year 60)

	Units	Total	Yr 51	Yr 52	Yr 53	Yr 54	Yr 55	Yr 56	Yr 57	Yr 58	Yr 59	Yr 60
Mine production
Tonnage	kt	821,326	465	498	605	1,903	5,741	10,154	15,536	19,872	19,800	19,680
Cu	%	0.66	0.24	0.24	0.25	0.38	0.44	0.48	0.48	0.47	0.45	0.44
Au	g/t	0.45	0.48	0.48	0.48	0.57	0.62	0.59	0.54	0.52	0.51	0.51
Ag	g/t	2.04	1.17	1.17	1.14	1.09	1.24	1.37	1.44	1.54	1.60	1.62
Cash flow
Revenue
Cu	kUS$	5,824,809	887	951	1,283	7,383	26,502	50,637	78,651	98,668	94,108	90,239
Au	kUS$	2,359,375	1,113	1,193	1,499	6,832	22,639	37,991	53,689	65,493	64,034	63,645
Ag	kUS$	155,194	39	42	51	184	640	1,249	2,009	2,755	2,852	2,863
Total revenue	kUS$	8,339,378	2,038	2,186	2,833	14,399	49,780	89,878	134,349	166,916	160,994	156,746
Mineral royalties (gross sales value)	kUS$	416,969	102	109	142	720	2,489	4,494	6,717	8,346	8,050	7,837
Surtax royalty	kUS$	—	—	—	—	—	—	—	—	—	—	—
Net revenue	kUS$	7,922,409	1,936	2,076	2,692	13,679	47,291	85,384	127,632	158,570	152,944	148,909
Total operating costs on site	kUS$	2,804,530	1,630	1,747	2,121	6,676	20,138	35,621	54,501	69,710	69,458	69,036
Total capital carrying charge	kUS$	275,031	127	136	166	540	1,649	2,936	4,498	5,744	5,702	5,651
Total administration charge	kUS$	137,321	260	265	281	479	1,066	1,741	2,563	3,226	3,214	3,195
Total refining & transportation costs	kUS$	615,489	102	110	147	839	3,006	5,724	8,872	11,129	10,626	10,200
Net smelter return (NSR)	kUS$	7,723,889	1,936	2,076	2,686	13,559	46,775	84,154	125,477	155,787	150,368	146,546

February 2018 Project Number: 197631	Page 24-67

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	Units	Total	Yr 51	Yr 52	Yr 53	Yr 54	Yr 55	Yr 56	Yr 57	Yr 58	Yr 59	Yr 60
Operating profit (EBITDA)	kUS$	4,090,038	(182)	(182)	(25)	5,144	21,432	39,362	57,197	68,763	63,945	60,826
Total operating costs	kUS$	3,832,371	2,119	2,258	2,716	8,535	25,859	46,022	70,435	89,808	89,000	88,083
Depreciation	kUS$	1,810,508	2	3	5	31	217	775	2,118	4,275	5,869	7,481
Total production costs	kUS$	5,642,879	2,121	2,262	2,722	8,565	26,075	46,797	72,553	94,083	94,869	95,564
Income from operations
Net revenue	kUS$	7,922,409	1,936	2,076	2,692	13,679	47,291	85,384	127,632	158,570	152,944	148,909
Production costs	kUS$	5,642,879	2,121	2,262	2,722	8,565	26,075	46,797	72,553	94,083	94,869	95,564
Net income before taxes	kUS$	2,279,530	(185)	(185)	(30)	5,113	21,216	38,587	55,079	64,488	58,076	53,345
Federal tax	kUS$	556,315	—	—	—	222	5,124	9,467	3,722	—	—	—
Depreciation	kUS$	1,810,508	2	3	5	31	217	775	2,118	4,275	5,869	7,481
Reclamation accrual	kUS$	11,260	3	3	4	12	37	66	101	130	129	128
Net income after taxes	kUS$	3,522,463	(185)	(185)	(28)	4,910	16,271	29,829	53,373	68,633	63,815	60,698
Loan
10% cash flow pass through	kUS$	352,830	—	—	—	491	1,627	2,983	5,337	6,863	6,382	6,070
Cash flow after loan payment	kUS$	1,525,383	—	—	—	—	—	—	5,087	14,962	10,689	8,103
Final loan balance	kUS$	(356,548)	—	—	—
Cash flow after tax	kUS$	1,521,665	—	—	—	491	1,627	2,983	10,424	21,826	17,070	14,173
NPV @ 5%	kUS$	512,111
NPV @ 8%	kUS$	278,284
NPV @ 10%	kUS$	192,017
Cash flow before tax	kUS$	2,077,980	—	—	—	713	6,751	12,450	14,147	21,826	17,070	14,173
NPV @ 5%	kUS$	692,730
NPV @ 8%	kUS$	378,871
NPV @ 10%	kUS$	262,358

Note: EBITDA = earnings before interest, taxes, depreciation and amortization

February 2018 Project Number: 197631	Page 24-68

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Table 24-22: Cash Flow for Entrée’s 20% Attributable Portion (Year 61 to Year 70)

	Units	Total	Yr 61	Yr 62	Yr 63	Yr 64	Yr 65	Yr 66	Yr 67	Yr 68	Yr 69	Yr 70
Mine production
Tonnage	kt	821,326	20,454	24,251	28,609	31,671	33,178	33,204	33,194	33,174	33,147	33,092
Cu	%	0.66	0.42	0.41	0.40	0.39	0.40	0.41	0.41	0.42	0.43	0.42
Au	g/t	0.45	0.51	0.55	0.59	0.62	0.61	0.56	0.48	0.42	0.38	0.35
Ag	g/t	2.04	1.60	1.60	1.61	1.64	1.61	1.59	1.59	1.60	1.61	1.57
Cash flow
Revenue
Cu	kUS$	5,824,809	89,978	103,401	119,241	130,887	138,986	141,365	144,245	147,082	149,967	147,066
Au	kUS$	2,359,375	66,554	84,611	108,396	124,915	128,885	118,604	102,301	89,557	79,571	73,656
Ag	kUS$	155,194	2,946	3,489	4,151	4,665	4,822	4,756	4,754	4,790	4,802	4,690
Total revenue	kUS$	8,339,378	159,478	191,501	231,789	260,467	272,693	264,725	251,299	241,429	234,340	225,411
Mineral royalties (gross sales value)	kUS$	416,969	7,974	9,575	11,589	13,023	13,635	13,236	12,565	12,071	11,717	11,271
Surtax royalty	kUS$	—	—	—	—	—	—	—	—	—	—	—
Net revenue	kUS$	7,922,409	151,504	181,926	220,199	247,444	259,058	251,489	238,734	229,358	222,623	214,141
Total operating costs on site	kUS$	2,804,530	71,753	85,070	100,359	111,101	116,387	116,478	116,442	116,372	116,263	116,085
Total capital carrying charge	kUS$	275,031	5,855	6,925	8,156	9,023	9,462	9,481	9,492	9,501	9,507	9,479
Total administration charge	kUS$	137,321	3,313	3,893	4,558	5,026	5,256	5,260	5,259	5,256	5,252	5,244
Total refining & transportation costs	kUS$	615,489	10,185	11,737	13,579	14,930	15,837	16,057	16,312	16,576	16,855	16,512
Net smelter return (NSR)	kUS$	7,723,889	149,293	179,763	218,210	245,537	256,856	248,668	234,988	224,853	217,485	208,900
Operating profit (EBITDA)	kUS$	4,090,038	60,398	74,301	93,547	107,364	112,116	104,212	91,230	81,653	74,746	66,821
Total operating costs	kUS$	3,832,371	91,106	107,625	126,652	140,080	146,942	147,277	147,504	147,705	147,877	147,320
Depreciation	kUS$	1,810,508	9,622	14,109	20,595	27,946	35,350	41,984	49,194	57,127	65,940	75,833
Total production costs	kUS$	5,642,879	100,728	121,735	147,247	168,026	182,292	189,261	196,698	204,832	213,817	223,153
Income from operations
Net revenue	kUS$	7,922,409	151,504	181,926	220,199	247,444	259,058	251,489	238,734	229,358	222,623	214,141
Production costs	kUS$	5,642,879	100,728	121,735	147,247	168,026	182,292	189,261	196,698	204,832	213,817	223,153

February 2018 Project Number: 197631	Page 24-69

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	Units	Total	Yr 61	Yr 62	Yr 63	Yr 64	Yr 65	Yr 66	Yr 67	Yr 68	Yr 69	Yr 70
Net income before taxes	kUS$	2,279,530	50,776	60,191	72,952	79,418	76,766	62,228	42,036	24,525	8,806	(9,012)
Federal tax	kUS$	556,315	—	—	—	—	—	—	—	—	—	—
Depreciation	kUS$	1,810,508	9,622	14,109	20,595	27,946	35,350	41,984	49,194	57,127	65,940	75,833
Reclamation accrual	kUS$	11,260	134	158	187	207	217	217	217	217	216	216
Net income after taxes	kUS$	3,522,463	60,265	74,142	93,360	107,157	111,900	103,995	91,013	81,436	74,530	66,605
Loan
10% cash flow pass through	kUS$	352,830	6,026	7,414	9,336	10,716	11,190	10,400	9,101	8,144	7,453	6,660
Cash flow after loan payment	kUS$	1,525,383	5,816	9,382	16,510	21,790	22,498	15,136	3,174	—	—	—
Final loan balance	kUS$	(356,548)
Cash flow after tax	kUS$	1,521,665	11,842	16,796	25,846	32,506	33,688	25,535	12,275	8,144	7,453	6,660
NPV @ 5%	kUS$	512,111
NPV @ 8%	kUS$	278,284
NPV @ 10%	kUS$	192,017
Cash flow before tax	kUS$	2,077,980	11,842	16,796	25,846	32,506	33,688	25,535	12,275	8,144	7,453	6,660
NPV @ 5%	kUS$	692,730
NPV @ 8%	kUS$	378,871
NPV @ 10%	kUS$	262,358

Note: EBITDA = earnings before interest, taxes, depreciation and amortization

Table 24-23: Cash Flow for Entrée’s 20% Attributable Portion (Year 71 to Year 80)

	Units	Total	Yr 71	Yr 72	Yr 73	Yr 74	Yr 75	Yr 76	Yr 77	Yr 78	Yr 79	Yr 80
Mine production
Tonnage	kt	821,326	32,880	32,500	31,348	29,666	27,663	25,157	21,223	13,401	6,071	749
Cu	%	0.66	0.41	0.40	0.41	0.41	0.42	0.42	0.41	0.42	0.40	0.33
Au	g/t	0.45	0.34	0.33	0.33	0.32	0.29	0.25	0.20	0.17	0.16	0.14
Ag	g/t	2.04	1.51	1.45	1.39	1.39	1.41	1.39	1.37	1.53	1.80	1.83
Cash flow
Revenue

February 2018 Project Number: 197631	Page 24-70

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	Units	Total	Yr 71	Yr 72	Yr 73	Yr 74	Yr 75	Yr 76	Yr 77	Yr 78	Yr 79	Yr 80
Cu	kUS$	5,824,809	141,397	138,535	133,932	129,726	122,727	110,685	92,311	59,276	25,474	2,363
Au	kUS$	2,359,375	70,560	68,267	66,065	60,590	51,041	39,812	27,767	14,708	6,082	588
Ag	kUS$	155,194	4,483	4,264	3,935	3,722	3,525	3,158	2,620	1,854	989	114
Total revenue	kUS$	8,339,378	216,440	211,066	203,932	194,038	177,293	153,656	122,698	75,837	32,544	3,065
Mineral royalties (gross sales value)	kUS$	416,969	10,822	10,553	10,197	9,702	8,865	7,683	6,135	3,792	1,627	153
Surtax royalty	kUS$	—	—	—	—	—	—	—	—	—	—	—
Net revenue	kUS$	7,922,409	205,618	200,513	193,736	184,336	168,428	145,973	116,563	72,046	30,917	2,912
Total operating costs on site	kUS$	2,804,530	115,343	114,008	109,969	104,067	97,042	88,248	74,448	47,012	21,298	2,628
Total capital carrying charge	kUS$	275,031	9,395	9,280	8,953	8,487	7,923	7,201	6,069	3,837	1,732	210
Total administration charge	kUS$	137,321	5,211	5,153	4,977	4,720	4,414	4,031	3,430	2,236	1,116	303
Total refining & transportation costs	kUS$	615,489	15,874	15,546	15,025	14,539	13,731	12,359	10,287	6,598	2,839	264
Net smelter return (NSR)	kUS$	7,723,889	200,567	195,520	188,907	179,500	163,563	141,296	112,411	69,240	29,705	2,801
Operating profit (EBITDA)	kUS$	4,090,038	59,796	56,526	54,811	52,524	45,319	34,133	22,328	12,363	3,932	(493)
Total operating costs	kUS$	3,832,371	145,822	143,987	138,924	131,813	123,110	111,840	94,235	59,683	26,985	3,405
Depreciation	kUS$	1,810,508	86,694	98,717	109,877	120,424	131,095	141,221	144,304	111,690	63,116	9,523
Total production costs	kUS$	5,642,879	232,517	242,704	248,801	252,236	254,205	253,061	238,539	171,373	90,102	12,928
Income from operations
Net revenue	kUS$	7,922,409	205,618	200,513	193,736	184,336	168,428	145,973	116,563	72,046	30,917	2,912
Production costs	kUS$	5,642,879	232,517	242,704	248,801	252,236	254,205	253,061	238,539	171,373	90,102	12,928
Net income before taxes	kUS$	2,279,530	(26,898)	(42,191)	(55,065)	(67,900)	(85,776)	(107,088)	(121,976)	(99,328)	(59,184)	(10,017)
Federal tax	kUS$	556,315	—	—	—	—	—	—	—	—	—	—
Depreciation	kUS$	1,810,508	86,694	98,717	109,877	120,424	131,095	141,221	144,304	111,690	63,116	9,523
Reclamation accrual	kUS$	11,260	215	212	205	194	181	164	139	87	40	5
Net income after taxes	kUS$	3,522,463	59,581	56,314	54,607	52,330	45,138	33,969	22,189	12,275	3,892	(498)
Loan
10% cash flow pass through	kUS$	352,830	5,958	5,631	5,461	5,233	4,514	3,397	2,219	1,228	389	—
Cash flow after loan payment	kUS$	1,525,383	—	—	—	—	—	—	—	—	—	—

February 2018 Project Number: 197631	Page 24-71

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

	Units	Total	Yr 71	Yr 72	Yr 73	Yr 74	Yr 75	Yr 76	Yr 77	Yr 78	Yr 79	Yr 80
Final loan balance	kUS$	(356,548)										(356,548)
Cash flow after tax	kUS$	1,521,665	5,958	5,631	5,461	5,233	4,514	3,397	2,219	1,228	389	(356,548)
NPV @ 5%	kUS$	512,111
NPV @ 8%	kUS$	278,284
NPV @ 10%	kUS$	192,017
Cash flow before tax	kUS$	2,077,980	5,958	5,631	5,461	5,233	4,514	3,397	2,219	1,228	389	(356,548)
NPV @ 5%	kUS$	692,730
NPV @ 8%	kUS$	378,871
NPV @ 10%	kUS$	262,358
Note: EBITDA = earnings before interest, taxes, depreciation and amortization

February 2018 Project Number: 197631	Page 24-72

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Figure 24-15: 2018 PEA Pre-Tax Cash Flow Sensitivity Analysis

Note: Figure prepared by Amec Foster Wheeler, 2018.

Figure 24-16: 2018 PEA Pre-Tax NPV@8% Sensitivity Analysis

Note: Figure prepared by Amec Foster Wheeler, 2018.

February 2018 Project Number: 197631	Page 24-73

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Figure 24-17: 2018 PEA After-Tax Cash Flow Sensitivity Analysis

Note: Figure prepared by Amec Foster Wheeler, 2018.

Figure 24-18: 2018 PEA After-Tax NPV@8% Sensitivity Analysis

Note: Figure prepared by Amec Foster Wheeler, 2018.

February 2018 Project Number: 197631	Page 24-74

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

25.0	INTERPRETATION AND CONCLUSIONS

25.1	Introduction

The QPs note the following interpretations and conclusions in their respective areas of expertise, based on the review of data available for this Report.

25.2	Mineral Tenure, Royalties and Agreements

Amec Foster Wheeler was provided with legal opinion and supporting documents from Entrée that support that Entrée has a valid interest in the Entrée/Oyu Tolgoi JV Project.

25.3	Geology and Mineralization

The Oyu Tolgoi deposits, including the deposits within the Entrée/Oyu Tolgoi JV property host copper–gold porphyry and related high-sulphidation copper–gold deposit styles. Mineralization identified within the Shivee West property consists of low-sulphidation epithermal mineralization styles. There is also potential for porphyry copper–gold mineralization within the Shivee West property.

Knowledge of the deposit settings, lithologies, mineralization style and setting, and structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation at Hugo North Extension and Mineral Resource estimation at Heruga.

The Hugo North Extension deposit is potentially open to the north at depth, and the Heruga deposit is potentially open to the south. The Shivee Tolgoi and Javhlant MLs retain exploration potential. OTLLC has recently established several new drill targets within the Javhlant ML.

25.4	Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation

The nature, extent, and results of the sample preparation, security, and analytical procedures, and the quality control procedures employed, and quality assurance actions taken by OTLLC and Entrée provide adequate confidence in the drill hole data collection and processing.

The Hugo North Extension and Heruga drill holes are drilled at a wide range of azimuths and dips depending on the orientation of the mineralization, but an east to west orientation is dominant throughout the Project area. Drilling is normally oriented perpendicular to the strike of the mineralization. Depending on the dip of the drill hole and the dip of the mineralization, drill intercept widths are typically greater than true widths.

February 2018 Project Number: 197631	Page 25-1

Entrée/Oyu Tolgoi Joint Venture Project Mongolia NI 43-101 Technical Report

Sample security procedures were in line with industry norms at the time the samples were collected. Current sample storage procedures and storage areas are consistent with industry-accepted practices.

The data verification completed by OTLLC and its predecessor companies, and the independent data verification completed by others, including the current QP, are sufficient to conclude the drill hole database is reasonably free of errors and suitable to support Mineral Resource estimation.

25.5	Metallurgical Testwork

Detailed metallurgical testwork has been completed on the Oyut and Hugo North/Hugo North Extension deposits. The first phase of the development of the Oyu Tolgoi mine process facilities was completed with concentrator commissioning in 2013. Testwork results and operations data have been used to develop and update the throughput models and metallurgical predictions, as well as to guide designs for the second development phase. Arsenic and fluorine are the only penalty elements that have been identified for the Oyut and Hugo North/Hugo North Extension deposits.

Limited metallurgical testwork has been conducted to date at Heruga. Bismuth and fluorine were present at penalty levels for testwork concentrates generated for the Heruga mineralization.

25.6	Mineral Resource Estimates

Mineral Resource estimation was performed by OTLLC staff. Mineral Resources have had reasonable prospects of eventual economic extraction considerations applied.

Mineral Resources have an effective date of 15 January, 2018, and are stated inclusive of Mineral Reserves on a 100% basis. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Areas of uncertainty that could materially affect the Mineral Resource estimates include the following: commodity pricing; interpretations of fault geometries; effect of alteration as a control on mineralization; lithological interpretations on a local scale, including dyke modelling and discrimination of different quartz monzodiorite phases; geotechnical assumptions related to the proposed block cave design and material behaviour; metal recovery assumptions; additional dilution considerations that may be introduced by a block cave mining method; assumptions as to operating costs used when assessing reasonable prospects of eventual economic extraction; and changes to drill spacing assumptions and/or the number of drill hole composites used to support confidence classification categories.

February 2018 Project Number: 197631	Page 25-2

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25.7	Mineral Reserve Estimates

Mineral Reserve estimation was performed by OTLLC staff. Mineral Reserves have an effective date of 15 January, 2018, and are presented on a 100% basis.

Factors that may affect the Mineral Reserve estimates include commodity market conditions and pricing; unknowns with respect to the overall interpretation of the Hugo North/Hugo North Extension geology, including faulting and lithology; assumptions related to the design and geotechnical behaviour of the cave mining system, including, but not limited to, the flow of material (ore and dilution) relative to the upward progression and lateral advance of the cave and assumptions of the long-term performance of the mine infrastructure (both support and production); and assumptions related to the metal recovery in the mill and downstream processing. Including, but not limited to, metal recovery, mill throughput, contaminant elements (particularly arsenic and fluorine).

25.8	Mine Plan

The proposed mine plan for the Hugo North/Hugo North Extension Lift 1 Mineral Reserves is a block caving variant, panel caving. Risks associated with caveability and propagation are considered to be low.

Underground infrastructure will include apex and undercut levels, extraction drifts and drawbells, haulage levels, intake and exhaust ventilation systems. Overall vertical development will include shaft development, ore/waste passes and ventilation raises.

Underground mobile equipment will include mucking, haulage, drilling, raise bore and boxhole equipment, utilities, surface and underground support vehicles, and light vehicles. Fixed equipment will consist of material handling, ventilation, power, maintenance, and water-related equipment.

Production will ramp up to an average of 95,000 t/d of ore to the mill during the planned peak production period for the combined Hugo North/Hugo North Extension Lift 1 from 2027 through 2035. Overall production from the combined Hugo North/Hugo North Extension Lift 1 is planned to ramp down from 2035 to completion in 2039. During the production life of the Hugo North Extension portion of Lift 1, the pre-production period is planned to begin in 2021 with the first drawbell in 2026, and production is to be completed in 2034.

25.9	Recovery Plan

The process plant employs a conventional SABC followed by flotation.

The Phase 2 concentrator development program will optimize the concentrator circuit to enable it to maximise recovery from the higher-grade Hugo North/Hugo North

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Extension ore and to allow it to handle higher tonnage throughput. Components that require upgrading to accommodate the gradual introduction of ore from underground include the ball mill, rougher flotation circuit, flotation columns, concentrate filtration, thickening, and bagging areas, and bagged storage facilities.

Entrée’s share of products will, unless Entrée otherwise agrees, be processed at the OTLLC facilities by paying milling and smelting charges. The OTLLC facilities are not intended to be profit centres and therefore, minerals from the Entrée/Oyu Tolgoi JV Project will be processed at cost. OTLLC will also make the OTLLC facilities available to Entrée at the same terms if spare processing capacity exists to process other suitable mill feed.

25.10	Infrastructure

Infrastructure required for Phase 1 of the Oyu Tolgoi project has been completed. All infrastructure with the exception of Shaft 4 and a concrete batch plant, is currently within the Oyu Tolgoi licence area.

Additional infrastructure that will be required to support Phase 2, or modifications to the Phase 1 infrastructure, includes: construction of conveyor decline and shafts, construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure, concentrator conversion, modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems, expanded logistical and accommodations infrastructure, underground maintenance and fuel storage facilities, expanded water supply and distribution infrastructure, and expanded TSF capacity.

25.11	Environmental, Permitting and Social Considerations

25.11.1	Environmental

An ESIA was completed. A cumulative impact assessment was performed to assess impacts from further developments at Oyu Tolgoi together with other existing or planned projects, trends, and developments within the South Gobi region.

An EMS is currently in place for operations.

25.11.2	Tailings Storage Facility

For the first 18 years of production, the TSF will consist of two cells, each approximately 4 km2 in size, to store a total of 670 Mt of tailings. Cell 1 of the facility is operational, storing conventional thickened tailings.

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25.11.3	Water Considerations

Raw water for mine use is sourced from the Gunii Hooloi aquifer, and is capable of providing 870 L/s, based on usage over 40 years. Updated hydrogeological modelling, completed in 2013, demonstrates that the Gunii Hooloi aquifer is capable of providing 1,475 L/s. Water demand for the Oyu Tolgoi facilities has been calculated at between 588 L/s and 785 L/s, with an average yearly demand of 696 L/s, to meet a production rate of 100,000 t/d.

25.11.4	Closure

Current closure planning is based on a combination of progressive rehabilitation and closure planning. The Oyu Tolgoi Mine Closure Plan for OTLLC was completed in June 2012 and updated in 2014, and is based on the design status at that time.

25.11.5	Permitting

OTLLC has studied and continues to study the permitting and approval requirements for the development of the Oyu Tolgoi project including the Entrée/Oyu Tolgoi JV Project, and maintains a permit and licencing register. OTLLC personnel, working with the Mongolian authorities, have developed descriptions of the permitting processes and procedures for the Oyu Tolgoi project, including the underground development of the Entrée/Oyu Tolgoi JV Project.

OTLLC has stated that permits have been obtained for underground mining.

25.11.6	Social

A social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a SIA for the project.

OTLLC has developed community and social management plans, procedures and strategies. The surrounding community (predominantly herders) and local government are kept fully informed about mine developments and provide input and review of implementation of plans, procedures and strategies that directly affect them.

25.12	Markets and Contracts

Amec Foster Wheeler did not review contracts, pricing studies, or smelter terms developed by OTLLC or their third-party consultants as these were considered by OTLLC to be confidential to OTLLC. Instead, Amec Foster Wheeler relied on summary pricing and smelting information provided by OTLLC within the 2016 Oyu Tolgoi Feasibility Study and BDT31. Based on the review of this summary information, the OTLLC smelter terms are similar to smelter terms for which Amec Foster Wheeler is

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familiar, and the metal pricing is in line with Amec Foster Wheeler’s assessment of industry-consensus long-term pricing estimates.

25.13	Capital Cost Estimates

The capital cost estimate was derived from the 2016 Oyu Tolgoi Feasibility Study. Amec Foster Wheeler reviewed the 2016 Oyu Tolgoi Feasibility Study capital cost estimate, and then proportioned the capital cost estimate to the Entrée/Oyu Tolgoi JV and to Entrée’s 20% attributable portion based on the JVA.

25.14	Operating Cost Estimates

The operating cost estimates includes all expenses to operate and maintain the Oyu Tolgoi plant plus the sustaining capital required to keep the plant running at its design capacity. Escalation is excluded from the operating costs per Rio Tinto guidelines. No cost of financing is included. No royalties or joint venture fees are included. Power has been treated as a purchased utility from a third-party provider.

25.15	Economic Analysis

Under the assumptions in this Report, the Hugo North Extension Lift 1 mining plan shows positive Project economics over the life-of-mine and supports declaration of Mineral Reserves. Using a discount rate of 8%, the pre-tax project net present value (NPV) for Entrée’s 20% attributable portion is US$150 million. The after-tax NPV@8% is US$111 million for Entrée’s 20% attributable portion. The mine plan is achievable under the set of assumptions and parameters presented. Entrée’s 20% attributable portion is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs.

25.16	Preliminary Economic Assessment

Under the assumptions in this Report, the 2018 PEA mine plan shows positive project economics over the life-of-mine. Using a discount rate of 8%, the pre-tax project NPV for Entrée’s 20% attributable portion is US$379 million. The after-tax NPV@8% is US$278 million for Entrée’s 20% attributable portion. The mine plan is achievable under the set of assumptions and parameters presented. Entrée’s 20% attributable portion is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs.

The NPV@8% pre-tax and after-tax sensitivity to Heruga for Entrée’s 20% attributable portion is relatively small, since Heruga’s NPV@8% pre-tax and after-tax is approximately US$1.8 million and US$1.5 million respectively.

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25.17	Conclusions

Under the assumptions presented in this Report, Entrée’s 20% attributable portion of the Mineral Reserves for the Hugo North Extension Lift 1 return positive economics.

Under the 2018 PEA assumptions presented in this Report, Entrée’s 20% attributable portion of the Mineral Resource subset within the 2018 PEA mine plan for the Hugo North Extension Lift 1, Hugo North Extension Lift 2 and the Heruga deposit that are within the Entrée/Oyu Tolgoi JV property return positive economics.

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26.0	RECOMMENDATIONS

26.1	Introduction

The QPs were not given access to information on the portions of the Project that Entrée does not have an ownership interest in, with the exception of:

•	Information on, and site visits to the process plant, TSF, and underground access development

•	Access to OTLLC operations site personnel to discuss information relevant to Entrée’s JV interest in the property.

The QPs are not in a position to make meaningful recommendations for further work other than for exploration and strategic planning expansion scenarios.

26.2	Work Programs

A work program is recommended for the Entrée/Oyu Tolgoi JV property in the area of the Castle Rock and Southeast IP targets, and is termed the Phase 1 work program.

Drilling should be considered for Hugo North Extension Lift 2 (Phase 2 work program). Strategic planning expansion scenario evaluations should also be conducted during Phase 2. Phase 2 is independent of Phase 1, and, if appropriate, the two phases could be conducted concurrently.

26.3	Phase 1 Work Program

Recent geological mapping, rock and soil sampling and/or geophysics by OTLLC have outlined significant-sized targets on the Entrée/Oyu Tolgoi JV property at the Castle Rock and Southeast IP targets, which are indicative of potential near-surface porphyry-style mineralization.

Eight wide-spaced core holes drilled to depths averaging about 400 m drilled at each of the Castle Rock and Southeast IP targets, for a total program of 16 core holes (6,400 m), are recommended. The exact locations and depths of the holes should be determined through a detailed review of the existing exploration results, and access considerations.

Assuming an all-in drilling cost of US$275/m, the proposed work program is estimated at US$1.75 million.

All drilling, surveying, logging, sampling, assaying, and QA/QC protocols should be similar to those already used on the Entre/Oyu Tolgoi JV property.

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26.4	Phase 2 Work Program

26.4.1	Lift 2

Amec Foster Wheeler recommends an infill drill campaign be conducted within Lift 2 of the Hugo North Extension deposit with the objective of potentially converting the Inferred Mineral Resources to higher confidence categories. A drill program could also be conducted to investigate a potential further northern continuation of the mineralized zone at Hugo North Extension, and a potential further southern continuation of the mineralized zone at Heruga.

These targets are best tested from underground drill stations. Access to any such suitable underground drill stations will not be available in the Hugo North Extension Lift 2 area until 2021 at the earliest, and there is no firm date for underground drill station development at Heruga. Therefore, it is not considered to be currently feasible to provide a meaningful drill layout or budget for such programs.

26.4.2	Strategic Planning Expansion Scenarios

The 2016 Oyu Tolgoi Technical Report published multiple development options for Oyu Tolgoi including a plant expansion to 50 Mt/pa, 100 Mt/a, and 120 Mt/a. Amec Foster Wheeler recommends that Entrée independently complete strategic planning expansion scenarios in order to understand the impact to value that these scenarios could bring to Entrée. This work could be completed at a cost of about US$150,000 to US$200,000.

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27.0	REFERENCES

Badarch, G., 2005: Tectonics of South Mongolia: in Geodynamics and Metallogeny of Mongolia with a Special Emphasis on Copper And Gold Deposits, ed. R. Seltmann, O. Gerel and D. Kirwin, IAGOD Excursion Guidebook of the SEG-IAGOD Field Trip to Copper and Gold Deposits of Mongolia, pp.119–129.

Badarch, G., Cunningham, W. D., and Windley, B. F., 2002: A New Terrane Subdivision for Mongolia: Implications for the Phanerozoic Crustal Growth of Central Asia: Journal of Asian Earth Sciences v. 21, pp.87–110.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, May, 2014.

Canadian Securities Administrators (CSA), 2011: National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators; Instrument and Companion Policy as updated in 2016.

Carr, S., 2007: Preliminary Report on May 2007 Visit to Shivee Tolgoi Project, Mongolia: report prepared for Entrée Gold Inc., 36 p.

Davis, D., 2006: Geochronology of Paleozoic Rocks from Mongolia: report prepared for Entrée Gold Inc. 12 p.

GTS Advocates, 2017: Mongolia Mining Law, 2018: https://iclg.com/practice-areas/mining-laws-and-regulations/mongolia#chaptercontent7.

Ernst and Young, 2015: Mongolia: Mining and Metals Tax Guide: https://s3.amazonaws.com/rgi-documents/53e594c44ac25df911dbac05829b6d0eabca0642.pdf, June 2015.

Kirwin, D.J., Forster, C.N., Kavalieris, I., Crane, D., Orssich, C., Panter, C., Garamjav, D., Munkbhat, T.O. and Niislelkhuu, G., 2005: The Oyu Tolgoi copper-gold porphyry deposits, South Gobi, Mongolia; in Geodynamics and Metallogeny of Mongolia with a special emphasis on copper and gold deposits, ed. R. Seltmann, O. Gerel and D. J. Kirwin, IAGOD Guidebook Series 11, CERCAMS/NHM London, pp. 155–168.

Lamb, M. A. and Badarch, G., 2001: Paleozoic Sedimentary Basins and Volcanic Arc Systems of Southern Mongolia: New Geochemical and Petrographic Constraints: in Paleozoic and Mesozoic Tectonic Evolution of Central Asia –

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From Continental Assembly to Intracontinental Deformation, ed. M. S. Hendrix and G. A. Davis, Geological Society of America Memoir 194, pp.117–149.

Laubscher, D.H., 2011: Cave Mining: in SME Mining Engineering Handbook, Third Edition, edited by Peter Darling, Society for Mining, Metallurgy, and Exploration, pp.1385–1397.

Lewis, P., 2008: Notes on the Geology of the Heruga Deposit; unpublished report prepared for Ivanhoe Mines Mongolia Inc., 21 p.

Miller-Tait, L., Pakalnis, R., and Poulin, R., 1995: UBC Mining Method Selection: in Mine Planning and Equipment Selection 1995, edited by J. Hadjigeorgiou, A.K. Mehmotra, R. Poulin, R.K. Singhal, pp. 163–168.

Oyu Tolgoi LLC, 2008: Preliminary Metallurgical Assessment of Metallurgical Composites,” Ivanhoe Mines Ltd. – Oyu Tolgoi Project Mongolia, KM2133, 5 August 2008.

Oyu Tolgoi LLC, 2016: Feasibility Study: internal report (chapters 10 to 16, 18 and 19 only were provided).

OTLLC, 2014: Heruga Footprint Review and Production Schedule May 2014.

OTLLC, 2016a: Entrée BDT31_140303C.docx.

OTLLC, 2016b: Mine Plan OTFS16 Resource Case - Entrée Extract.xlsx.

OTLLC, 2016c: Mine Plan OTFS16 Reserve Case Entrée Extract V2.xlsx.

OTLLC, 2016d: OTFS16 New Drawpoints Breakdown.xlsx.

OTLLC, 2016e: Breakdown of tonnes extracted from file: Entrée HN and Heruga EJV Mill Feed Tables v2 171122.xlsx.

OTLLC, 2016f: Oyu Tolgoi Announces Approval of Underground Project: announcement posted to OTLLC website 6 May, 2016, http://ot.mn/oyu-tolgoi-announces-approval-of-underground-project/.

OTLLC, 2016g: 2016 Competent Persons Annual Report for Mineralised Inventory, Mineral Resources and Ore Reserves (redacted 10 November 2017).

OTLLC, 2016h: ENTRÉE_LEASE_physicals_FSv6.6.xlsx.

Panteleyev, A., 2004a: Report on 2004 Geological Mapping ‘Shivee Tolgoi’ Property, Ömnögovi Aimag, South Gobi Region, Mongolia; Geology of “Main” (Zones I, II and III) and ‘Copper Flats’ Grids: internal report to Entrée Gold Inc. by XDM Geological Consultants Inc.

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Panteleyev, 2004b: Report on 2004 Exploration Program and Geological Mapping, Shivee Tolgoi (Lookout Hill) Property, Southern Gobi Region, Mongolia: internal report to Entrée Gold Inc. by XDM Geological Consultants Inc., April 2005.

Panteleyev, 2005: Report on 2004 Exploration Programme and Geological Mapping Shivee Tolgoi (Lookout Hill) Property, Southern Gobi Region, Mongolia: internal report to Entrée Gold Inc. by XDM Geological Consultants Inc., February 2005.

Panteleyev, A., 2006: Report on 2006 Geological Mapping, Lookout Hill (Shive Tolgoi) Property, Ömnögovi Aimag, South Gobi Region, Mongolia – Geology South of “West Grid” and Entrée-Ivanhoe Project, Property Boundary Region with Summary Comments on U-Pb Dating Results and Bayan-Ovoo ‘Ring Dyke’, ‘Devonian Wedge’ and Northern Zone I Alteration Extension Areas: report prepared for Entrée Gold Inc., 15 p.

Panteleyev, A., 2007: Report on Spring 2007 Geological Mapping, Lookout Hill (Shive Tolgoi) Property, Ömnögovi Aimag, South Gobi Region, Mongolia – Geology of “West Zone III” Baruun Grid/Camp Area and Baruun Far West Corridor (a.k.a. “Hugo West”): report prepared for Entrée Gold Inc., 22 p.

Panteleyev, A., 2008: Report on June/July 2008 Geological Mapping, Togoot License, Lookout Hill (Shivee Tolgoi) Property, Ömnögovi Aimag, South Gobi Region, Mongolia – Geologic Mapping of Volcanic Terrane in Northern Togoot License Area: report prepared for Entrée Gold Inc., 25 p.

Panteleyev, A., 2010: Report on 2010 Geological Mapping, Lookout Hill (Shivee Tolgoi) Property, Shivee West, Northern Region, Ömnögovi Aimag, South Gobi Region, Mongolia: report prepared for Entrée Gold Inc., 13 p.

Panteleyev, A., 2011: Summary Report on 2011 Geological Mapping, Lookout Hill (Shivee Tolgoi) Property, (North) Shivee West and North Zone I, ‘Devonian Wedge’ and Reconnaissance of Western Shivee Tolgoi Property, Ömnögovi Aimag, South Gobi Region, Mongolia: report prepared for Entrée Gold Inc., 10 p.

Perello, J., Cox, D., Garamjav, D., Sandorj, S., Diakov, S., Schissel, D., Munkhbat, T., and Oyun, G., 2001: Oyu Tolgoi, Mongolia: Siluro-Devonian Porphyry Cu-Au-(Mo) and High Sulfidation Epithermal Cu Mineralisation with a Cretaceous Chalcocite Blanket: Econ. Geol.: v. 96, pp. 1407–1428.

Pope, A., 2011: Oyu Tolgoi Open Pit - Fault Model Update: unpublished internal memorandum prepared by Kennecott Exploration Company for Oyu Tolgoi LLC, 7 February 2011.

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Reid, D.F., Cole, A.L. and Cann, R.M., 2003: 2002 Exploration Report, Shivee Tolgoi JV Property, Ömnögovi Aimag, Mongolia: internal company report, Entrée Gold Inc.

Reid, D.F., Cole, A.L. and Cann, R.M., 2004: 2003 Exploration Report, Shivee Tolgoi JV Property, Ömnögovi Aimag, Mongolia: internal company report, Entrée Gold Inc.

Sillitoe, R.H., 2000: Role of Gold-Rich Porphyry Models in Exploration, in S.G. Hagerman and P.H. Brown, eds., Gold in 2000, Reviews in Economic Geology, v. 13, pp. 311–346.

Sillitoe, R.H., 2010: Porphyry Copper Systems: Economic Geology, v. 105, pp. 3–41.

Sinclair, W.D., 2006: Consolidation and Synthesis of Mineral Deposits Knowledge - Porphyry Deposits: report posted to Natural Resources Canada website 30 January 2006, 14 p., <http://gsc.nrcan.gc.ca/mindep/synth_dep/porph/index_e.php>, accessed 28 August, 2010.

Singer, D.A., Berger, V.I., and Moring, B.C., 2008: Porphyry Copper Deposits of the World: Database and Grade and Tonnage Models: U.S. Geological Survey Open-File Report 2008-1155, version 1.0 (http://pubs.usgs.gov/of/2008/1155/).

Sketchley, D.A., 2011: Oyu Tolgoi Project QAQC Review, From Sampling to Assaying: internal memorandum prepared for Oyu Tolgoi LLC Mongolia, 16 January 2011.

Smee, B., 2008: A Review of Quality Control Data and Commercial Laboratories used for the Heruga Deposit Resource Calculation, Mongolia: unpublished internal report prepared by Smee and Associates Consulting Ltd for Ivanhoe Mines Ltd, April 2008.Turquoise Hill, 2017: Oyu Tolgoi, leading long-term copper growth opportunity: PowerPoint presentation to accompany “Annual Oyu Tolgoi Mine Visit October 3–5, 2017.

Thompson, A.J.B., 2004: Petrographic Report, Shivee Tolgoi Project, Mongolia: report prepared for Entrée Gold Inc.

Turquoise Hill, 2018: Oyu Tolgoi notified of Government of Mongolia’s cancellation of Power Sector Cooperation Agreement: news release dated 15 February, 2018, http://www.turquoisehill.com/i/pdf/news/NR-February-15-2018-Turquoise-Hill.pdf.

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Wacaster, S., 2012: The Mineral Industry of Mongolia: US Geological Survey Minerals Yearbook, 2012, https://minerals.usgs.gov/minerals/pubs/country/2012/myb3-2012-mg.pdf.

Wainwright, J.A., 2008: Volcanostratigraphic Framework and Magmatic Evolution of the Oyu Tolgoi Porphyry Cu–Au District, South Mongolia: Unpublished PhD thesis, University of British Columbia.

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